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EXHIBIT 99.1

2020 Annual Report

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no "egos". A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

2020 Annual Report

Fairfax Corporate Performance

(in US$ millions, except as otherwise indicated)(1)

	Book value per share(2)	Closing share price(1)	Revenue	Net earnings (loss)	Total assets	Invest- ments	Net debt(5)	Common share- holders' equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(3)
1985	1.52	3.25(4)	12.2	(0.6)	30.4	23.9	–	7.6	5.0	(1.35)
1986	4.25	12.75	38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37	86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00	112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75	108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00	167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25	217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00	237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25	266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00	464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00	837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00	1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00	1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00	2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50	3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50	4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00	3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11	5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11	5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24	5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00	5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67	6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00	7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00	7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00	6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99	5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01	7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55	8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11	5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78	10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
2015	403.01	656.91	9,580.4	567.7	41,529.0	29,016.1	2,075.6	8,952.5	22.2	23.15
2016	367.40	648.50	9,299.6	(512.5)	43,384.4	28,430.7	3,438.2	8,484.6	23.1	(24.18)
2017	449.55	669.34	16,224.6	1,740.6	64,090.1	39,255.4	4,057.2	12,475.6	27.8	64.98
2018	432.46	600.98	17,757.7	376.0	64,372.1	38,840.6	4,929.8	11,779.3	27.2	11.65
2019	486.10	609.74	21,532.8	2,004.1	70,508.5	39,004.6	6,257.4	13,042.6	26.8	69.79
2020	478.33	433.85	19,794.9	218.4	74,054.0	43,171.4	7,584.6	12,521.1	26.2	6.29
Compound annual growth
	17.9%	15.0%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; Per share amounts are in US dollars; Shares outstanding are in millions.

(2)
Calculated as common shareholders' equity divided by common shares effectively outstanding.

(3)
IFRS basis for 2010 to 2020; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(4)
When current management took over in September 1985.

(5)
Calculated as total debt less holding company cash and investments (net of derivative obligations).

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Insurance and Reinsurance

Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2020, Northbridge's net premiums written were Cdn$2,064.8 million (approximately US$1,540 million). At year-end, the company had statutory equity of Cdn$1,546.8 million (approximately US$1,214 million) and there were 1,648 employees.

Odyssey Group, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance and specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2020, Odyssey Group's net premiums written were US$3,789.6 million. At year-end, the company had shareholders' equity of US$4,900.7 million and there were 1,151 employees.

Crum & Forster, based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2020, Crum & Forster's net premiums written were US$2,543.0 million. At year-end, the company had statutory surplus of US$1,518.5 million and there were 2,466 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers compensation insurance business in the United States. In 2020, Zenith National's net premiums written were US$646.1 million. At year-end, the company had statutory surplus of US$522.3 million and there were 1,458 employees.

Brit, based in London, England, is a market-leading global Lloyd's of London specialty insurer and reinsurer. In 2020, Brit's net premiums written were US$1,775.6 million. At year-end, the company had shareholders' equity of US$1,592.6 million and there were 748 employees.

Allied World, based in Pembroke, Bermuda, provides property, casualty and specialty insurance and reinsurance solutions, with principal locations in the United States, Bermuda, London, Singapore and Canada. In 2020, Allied World's net premiums written were US$3,017.6 million. At year-end, the company had shareholders' equity of US$4,377.4 million and there were 1,551 employees.

    Fairfax Asia

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2020, Falcon's net premiums written were HKD 655.6 million (approximately US$85 million). At year-end, the company had shareholders' equity of HKD 757.7 million (approximately US$98 million) and there were 66 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2020, Pacific's net premiums written were MYR 263.5 million (approximately US$63 million). At year-end, the company had shareholders' equity of MYR 517.9 million (approximately US$129 million) and there were 431 employees.

AMAG Insurance, based in Indonesia, writes all classes of general insurance in Indonesia. In 2020, AMAG's net premiums written were IDR 562.2 billion (approximately US$39 million). At year-end, the company had shareholders' equity of IDR 3,271.5 billion (approximately US$233 million) and there were 719 employees.

Fairfirst Insurance, based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2020, Fairfirst's net premiums written were LKR 6,598.3 million (approximately US$36 million). At year-end, the company had shareholders' equity of LKR 7,693.5 million (approximately US$42 million) and there were 981 employees.

  Fairfax Central and Eastern Europe

Colonnade Insurance, based in Luxembourg, writes general insurance through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania and through its Ukrainian insurance company. In 2020, Colonnade Insurance's net premiums written were US$150.2 million. At year-end, the company had shareholders' equity of US$123.5 million and there were 519 employees.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2020, Polish Re's net premiums written were PLN 416.6 million (approximately US$107 million). At year-end, the company had shareholders' equity of PLN 361.5 million (approximately US$97 million) and there were 49 employees.

Fairfax Ukraine, which comprises ARX Insurance and Universalna, primarily writes property and casualty insurance in Ukraine. In 2020, Fairfax Ukraine's net premiums written were UAH 3,597.7 million (approximately US$134 million). At year-end, the company had shareholders' equity of UAH 1,374.1 million (approximately US$49 million) and there were 1,038 employees.

  Fairfax Latin America

Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2020, Fairfax Brasil's net premiums written were BRL 445.3 million (approximately US$87 million). At year-end, the company had shareholders' equity of BRL 386.3 million (approximately US$75 million) and there were 181 employees.

Fairfax Latam, based in Miami, writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay. In 2020, Fairfax Latam's net premiums written were US$219.1 million. At year-end, the company had shareholders' equity of US$137.4 million and there were 902 employees.

    Insurance and Reinsurance – Other

Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2020, Bryte Insurance's net premiums written were ZAR 4.0 billion (approximately US$246 million). At year-end, the company had shareholders' equity of ZAR 1,955.8 million (approximately US$124 million) and there were 929 employees.

Group Re primarily constitutes the participation by CRC Re, Wentworth and Connemara (all based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as third party reinsurers. Group Re also writes third party business. In 2020, Group Re's net premiums written were US$241.0 million. At year-end, the Group Re companies had combined shareholders' equity of US$457.3 million.

Run-off

The Resolution Group (TRG), based in Manchester, New Hampshire, manages run-off businesses in the U.S. under the RiverStone name. At year-end, TRG/RiverStone had shareholders' equity of US$506.0 million and there were 359 employees.

Other

Fairfax India Holdings is a Toronto Stock Exchange-listed investment holding company whose objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in India and Indian businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, India. At year-end, the company had shareholders' equity of US$1,444.1 million.

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and run-off subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned except for 70.9%-owned Allied World, 85.0%-owned Pacific Insurance, 78.0%-owned Fairfirst Insurance, 80.0%-owned AMAG Insurance, 70.0%-owned Fairfax Ukraine and Fairfax India Holdings (93.4% voting control, 28.0%-owned).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 43.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region, held through a joint venture in which the company has a 60.0% interest), a 47.1% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 28.2% interest in Singapore Re (a Singapore based reinsurance company), a 41.2% interest in Falcon Insurance (Thailand), a 50.0% indirect interest in Eurolife (a Greek life and non-life insurer), a 45.3% interest in Digit (a digital insurance company in India) and a 7.3% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, run-off or other operations.

Contents

Fairfax Corporate Performance	1
Corporate Profile	2
Chairman's Letter to Shareholders	5
Management's Responsibility for the Financial Statements and Management's Report on Internal Control over Financial Reporting	35
Report of Independent Registered Public Accounting Firm	36
Fairfax Consolidated Financial Statements	40
Notes to Consolidated Financial Statements	47
Management's Discussion and Analysis of Financial Condition and Results of Operations	145
Corporate Information	230

To our Shareholders:

The world stopped in 2020. Literally! COVID-19 closed down the economies of more than 180 countries. Our employees all had to work from home – more than 15,000 employees across the world. With huge thanks to all our employees, I am happy to say all our employees, led by our outstanding presidents, responded with great enthusiasm to serve all our clients, keep our employees safe and help our communities at the same time – without missing a beat! Our culture and decentralized structure were put to a real life stress test and our presidents responded beautifully. At the holding company, in spite of the retirement of our President and the earlier passing of our Chief Financial Officer in 2019, our small team, led by the amazing performance of Peter Clarke our COO and Jenn Allen our CFO, also rose to the challenge. You can see why I feel our company is in great shape. We did not forget our responsibilities to those less fortunate than us as we made special donations of $4 million* across the world for COVID-19 relief, mainly to food banks.

In March, the S&P500 dropped 30% in 12 days. We absorbed the mark to market losses and thrived. We earned $218 million in 2020 and our book value per share increased by 0.6% (adjusted for the $10 per share dividend) to $478 per share. Our insurance companies had an outstanding year in 2020 and are growing significantly, while our investments more than overcame the March carnage by the end of 2020 and are continuing to perform well.

Since we began in 1985, our book value per share has compounded at 18.7% (including dividends) annually while our common stock price has compounded at 16.2% (including dividends) annually.

Here's how our insurance companies performed in 2020:

	Underwriting Profit (Loss)	Combined Ratio	COVID-19 Losses	Combined Ratio Excluding COVID-19 Losses	Change in Gross Premiums 2020 vs 2019
Northbridge	109	92%	3%	89%	14%
Odyssey Group	190	95%	4%	91%	15%
Crum & Forster	60	98%	2%	96%	10%
Zenith	52	92%	3%	89%	(10)%
Brit	(240)	114%	16%	98%	7%
Allied World	126	95%	4%	91%	22%
Fairfax Asia	7	97%	0%	97%	(4)%
Other Insurance and Reinsurance	6	100%	4%	96%	8%

Consolidated	309	98%	5%	93%	12%

*
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

In spite of our COVID-19 losses of $669 million or 5 percentage points, we had a combined ratio of 98%. Excluding COVID-19 losses, we had a combined ratio of 93%. Our COVID-19 losses were mainly from business interruption losses outside of North America and event cancellation losses, mainly from Brit – and more than 50% is in IBNR. All of our major insurance companies had combined ratios less than 100%, with the exception of Brit, and had significant growth in gross premiums – led by Allied World, Odyssey Group and Northbridge. Premium increases accelerated during the year, rising from 12% in the first quarter to 16% in the fourth quarter – mainly due to rate increases. After many years of a soft market, the property and casualty insurance industry is experiencing a hard market accentuated by COVID-19 losses, catastrophe exposures, social inflation and low interest rates. Interest rates were at record lows in 2020 – never seen before even in the depression of the 1930s!

In 2020, we had exceptional performance at Allied World with a combined ratio of 95% and a 22% growth in gross premiums, Odyssey Group with a combined ratio of 95% and a 15% growth in gross premiums and Northbridge with a combined ratio of 92% and a 14% growth in gross premiums. Zenith continued to have an excellent combined ratio of 92% but because of declining rates in workers' compensation, shrank by 10% during the year. Crum & Forster had a combined ratio of 98% and grew by 10%. Brit had a combined ratio of 114% (98% excluding COVID-19 insurance losses) and a 7% growth in gross premiums.

In May 2021, Odyssey will complete 25 years as a Fairfax company. Odyssey began the journey as Skandia under Jim Dowd: we acquired it in 1996 and changed its name to Odyssey. Andy Barnard joined us shortly after with a very young Brian Young. Andy ran Odyssey Group for 15 years and then passed it to Brian in 2011. Over 25 years, Odyssey Group has had only two CEOs. Its record is quite astounding! Here it is:

	1996	2020
Gross premiums	$215 million	$4.3 billion
Common equity	$290 million	$4.8 billion	(1)
Investment portfolio	$1.1 billion	$10.3 billion
(1)
Stand alone U.S. GAAP

We have great continuity at Odyssey Group as many executives and employees have been there for almost all this time. In 2020, Brian Young commissioned a book on the journey. It is a wonderful read. We will give a copy to all our shareholders at our in person annual meeting in 2022.

Late in 2020 we announced the sale of RiverStone Europe (owned 60% by us and 40% by OMERS) to CVC Capital Partners. RiverStone Europe is an industry leader in run-off insurance services, and CVC's scale and vision will give RiverStone Europe, under the continued leadership of Luke Tanzer and his management team, the opportunity to further grow the business. Nick Bentley and Luke are also very supportive of this transaction, based on their strong belief that it is the best way for RiverStone Europe to continue to grow and pursue run-off transactions. RiverStone Europe was born out of the acquisition of Sphere Drake Insurance Company. Due to performance issues, in 1999 it was put under the management of RiverStone. For the first ten years RiverStone Europe was kept busy with many of our own run-off portfolios including Sphere Drake Bermuda, Skandia UK, CTR and the Kingsmead Agency at Lloyd's. By 2008 they drove down the reserves and were down to only 53 staff and $100 million in capital. Instead of closing the operations we pivoted from internal run-off to third party acquisitions. They did their first deal in 2010 and have never looked back. They have completed over 20 transactions bringing in over $5 billion of assets and producing a great return on capital, which allowed us to sell the company at $1.35 billion. RiverStone Europe is a great story of success, first directly under the leadership of Nick Bentley and then for the last twelve years Luke Tanzer. We wish Luke and all employees at RiverStone Europe much success in the future.

Over 35 years, here's what we have developed in the insurance business worldwide:

Fairfax Worldwide Insurance Operations as at December 31, 2020
				Gross Premiums Written
	Ownership		Country		% of Total	Combined Ratio		Investment Portfolio
Northbridge	100%		Canada	1,727	9%	92%		3,472
Odyssey Group	100%		United States	4,306	23%	95%		10,348
Crum & Forster	100%		United States	3,082	16%	98%		5,023
Allied World	71%		Bermuda	4,634	24%	95%		9,224
Zenith	100%		United States	662	4%	92%		1,616

North America				14,412	76%	95%		29,683

Brit	100%		United Kingdom	2,408	13%	114%		4,912

Falcon	100%		Hong Kong	101	1%	95%		198
Pacific	85%		Malaysia	124	1%	99%		176
AMAG	80%		Indonesia	127	1%	94%		192
Fairfirst	78%		Sri Lanka	68	0%	98%		53

Asia				421	2%	97%		620

Fairfax Brasil	100%		Brazil	238	1%	95%		214
La Meridional	100%		Argentina	181	1%	99%		92
SouthBridge	100%		Colombia	138	1%	100%		138
SouthBridge	100%		Uruguay	13	0%	100%		12
SouthBridge	100%		Chile	284	1%	95%		89

South America				855	5%	98%		544

Bryte	100%		South Africa	320	2%	109%		286
Colonnade	100%		Luxembourg	183	1%	93%		257
Polish Re	100%		Poland	114	1%	98%		211
Fairfax Ukraine	70%		Ukraine	144	1%	93%		90
Group Re	100%		Barbados	123	1%	100%		719

Other International				884	5%	100%		1,562

Other(1)								4,787

Consolidated Insurance Companies				18,979	100%	98%		42,109

Gulf Insurance	43%		Kuwait	1,449		93%		991
EuroLife	50%		Greece	512		76%	(5)	3,685
BIC	35%		Vietnam	115		98%		183
Digit	49%	(4)	India	405		114%		693
Falcon (Thailand)	41%		Thailand	81		94%		48

Non-consolidated Insurance Companies(2)				2,562		97%		5,600

Total(3)				21,541		98%		47,709

(1)
Includes run-off and other investments in associates

(2)
Based on 100% level

(3)
Numbers may not add due to rounding.

(4)
74% upon conversion of securities, when permitted under recent budget

(5)
Non-life business only

Everything included, we have $21.5 billion in gross premiums worldwide with an investment portfolio of $47.7 billion. You can see why we have said we are not planning to make any more significant acquisitions but are planning to grow organically. Our North American companies plus Brit account for 89% of all our consolidated premiums. All of the presidents of our insurance companies report to Andy Barnard and Peter Clarke as they have done for almost nine years now. We have a G7 (six insurance companies plus run-off) call every two weeks where problems (and opportunities) are discussed. Similarly, under the chairmanship of Bijan Khosrowshahi, we also have a G10 call that encompasses all the other insurance companies. These video calls work remarkably well! It is an effective way to generate cooperation among all our decentralized insurance companies.

As the table shows, our international operations outside the G7 companies total $4.7 billion in gross premiums (what Fairfax wrote in total in 2002, 17 years after we began) and $8.3 billion in investment portfolios. They are sizeable and encompass many parts of the world. In the main, these are very underpenetrated insurance markets and the growth potential long term for Fairfax is huge. As a group, the combined ratio in 2020 for these operations was 98%. All our operations had very good reserving, and they all had a combined ratio less than 100% except Bryte (because of COVID-19 business interruption losses) and Digit (which is still in start up mode but is growing at a very fast pace in India, beginning from scratch about three years ago). The recent budget in India will permit us to increase our ownership in Digit to 74%.

Here's how gross premiums per share have compounded since we began in 1985:

	Gross Premiums Written
		$ per Share
1985	17	3
1990	81	15
1995	920	104
2000	3,722	284
2005	5,516	310
2010	5,361	263
2015	8,331	375
2020	18,979	725

Since inception, gross premiums per share have compounded at 17% per year since inception and 14% in the last five years. We expect significant growth in the next five years through organic growth.

Seneca Insurance, as part of Crum & Forster, had an outstanding year in 2020 with a combined ratio of 87% after a few tough years recently. Since we purchased it in 2001, Seneca has expanded from $143 million in gross premiums written in 2001 to $336 million in 2020 with an average combined ratio during that period of 93%. Outstanding results by Marc Wolin and his team!

Last year I talked about Gary McGeddy who runs the Accident & Health profit centre at Crum & Forster. Over the better part of twenty years, Gary and his team have grown this business to over $1 billion in 2020 (despite COVID-19 reducing premium from its travel and its student inbound medical business by $200 million). We expect the next $1 billion may come much quicker. Outstanding results by Gary and the team at Crum & Forster.

Last year we also mentioned we acquired a 70% stake in two Ukrainian companies for $22 million. In the first full year with us they did not disappoint, with gross premiums written of $144 million, a combined ratio of 93% and net earnings of $16 million. We continue to be the largest property and casualty insurer in Ukraine. A big thank you to Andrey Peretyazhko at ARX, Oleksiy Muzychko at Universalna and their entire teams.

Also worth mentioning is that our Latin American operations, which include companies in Argentina, Chile, Colombia and Uruguay, produced for the first time since we acquired them in 2017 a consolidated combined ratio below 100%. Each of the management teams has been laser focused on producing an underwriting profit, resulting in a reduction in their combined ratio from 120% in 2018 to 99% today. Congratulations to Bijan Khosrowshahi, Fabricio Campos, his team and each of the presidents – Juan Luis Campos in Argentina, Fabiana De Nicolo in Chile, Marta Lucia Pava in Colombia and Marcelo Lena in Uruguay.

Digit, under Kamesh Goyal's leadership, is continuing its outstanding growth record in its fiscal year ending March 31, 2021, with gross premiums expected to grow by 40% to $400 million. Its combined ratio is expected to drop to 113% and, including investment income, it should be profitable. Amazing performance for a start-up! Digit raised $18 million in 2020 at a valuation of $1.9 billion from some private equity investors. (In our books, Digit continues to be valued based on a 100% level of $900 million.) We are very excited about Digit's growth prospects in the years to come. Also, many of our insurance companies expect to benefit from Digit's technological and innovation leadership.

In 2020 Brit, in collaboration with Google cloud, launched Ki, a standalone business and the first fully digital and algorithmically-driven Lloyd's syndicate. Ki will aim to significantly reduce the amount of time and effort taken by brokers to place their follow-on capacity, creating greater efficiency, responsiveness and competitiveness. We partnered with Blackstone to provide $500 million of committed capital to fund the expansion of Ki. Ki began writing business in January 2021 and got off to a great start, writing $70 million of premium and on track to meet the full year 2021 plan of over $300 million. This is a very exciting new venture in the insuretech space and Matthew Wilson, Mark Allen and team have done an outstanding job getting this initiative up and running. Mark Allen has been appointed as CEO of Ki, and consequently will be stepping down as CFO of Brit.

The $19 billion gross premiums written of our consolidated insurance companies is generated through over 200 profit centres across the group. Each profit centre is focused on a unique set of customers, geographies or products that benefit through market leadership, product knowledge and the ability to provide excellent customer service. These profit centres also facilitate transparency when Andy and Peter monitor the insurance operations. Empowerment thrives at Fairfax!

Last year, I discussed our wonderful partnership which we entered into in 2010 with Kipco in Kuwait through its Vice Chairman Faisal Al-Ayyar. The performance of Gulf Insurance Group ("GIG"), run by Khaled Saoud Al Hasan, has been excellent, tripling gross premiums to $1.4 billion with a combined ratio of 95% since 2010. On November 30, 2020, the company announced the acquisition of AXA's operations in the Gulf region. This will add over $900 million in gross premiums written with a combined ratio running below 95%, providing GIG access to new markets in Oman and Qatar and increasing its operations in Saudi Arabia, Bahrain and the UAE. We are very excited about the tremendous long term opportunity this presents for GIG. We welcome Paul Adamson and the AXA Gulf Group employees to our partnership with Kipco.

In November, we announced the sale of Vault Insurance to a private equity group led by Scott Carmilani. Vault Insurance was founded in 2017 by Allied World and focused on serving the needs of the high net worth market. Scott, of course, was the founder of Allied World and helped build it into a leading worldwide insurance and reinsurance business. We thank Scott for all his contributions to the Fairfax insurance group and wish him much success with Vault Insurance.

2020 was the blackest of black swans. Without any warning, the world's economies closed. And our insurance subsidiaries were hit by COVID-19 losses of $669 million! At the same time, stock markets crashed in March 2020. As I said earlier, it was a real life stress test.

Because of cash and marketable securities in our holding company of about $1 billion, no debt maturities to speak of in the three years 2020 to 2022, unused credit lines of $2 billion and well capitalized insurance subsidiaries and major non-insurance subsidiaries, we absorbed the effects of the pandemic and thrived. Our focus has always been to have a very strong financial position to meet the unexpected problems that the world experiences – often, ones we have not witnessed before! We will be even stronger in the future as we intend to hold cash (excluding any marketable securities) in excess of $1 billion in our holding company and to maintain and strengthen the other safeguards discussed earlier.

Over the years, we have made common stock investments pursuant to which we have significant ownership positions in a number of individual names. Although the returns can be lumpy, these holdings have served us well over the years – especially on sale. The downside of larger ownership positions is that the accounting rules for these holdings are somewhat confusing (even for us!). What we find useful in clarifying the accounting positions is to separate these common stockholdings into three buckets. Generally, for positions where we hold less than a 20% economic interest and no control, we mark to market; where we have an economic interest of 20% or more but no control (these holdings are called associates), we equity account; and where we have control or an economic interest above 50%, we consolidate. I hope that the following detailed commentary will help to break through the difficulties of understanding the value of our investments resulting from the accounting rules and to provide a better understanding of the value of our investments.

Below is a table of our largest holdings in each of the above buckets. The table shows you for each bucket, as of December 31, 2020, the shares we own and the per share and total carrying values and market values of those shares. Currently, the total market value of these common stock holdings exceeds their total carrying value.

Common Stock Holdings
	Shares	Ownership	Carrying Value per Share	Share Price	Carrying Value	Market Value
	(millions)		($)	($)
Common Stocks – Mark to Market
BlackBerry(1)	44.9	8%	6.63	6.63	298	298
Commercial International Bank	77.6	5%	3.75	3.75	290	290
Stelco	13.0	15%	17.76	17.76	231	231
Kennedy Wilson	12.9	9%	17.89	17.89	230	230
Leon's Furniture	7.2	9%	15.97	15.97	116	116
IIFL Wealth	4.1	5%	13.85	13.85	56	56
Micron Technology	0.7	0%	75.17	75.17	53	53
Mastercraft Boat Holdings	1.9	10%	24.83	24.83	46	46
Franklin Resources	1.0	0%	24.98	24.98	25	25
Alphabet	0.0	0%	1,750.82	1,750.82	24	24
Other					1,417	1,417

Common stocks					2,785	2,785
Limited partnerships					1,843	1,843

Total mark to market					4,628	4,628

Common Stocks – Equity Accounted (Associates)
Eurobank Ergasias	1,129.9	31%	1.03	0.71	1,166	800
Atlas(2)	90.4	37%	9.96	10.83	900	979
Quess	47.6	32%	11.40	7.48	543	356
EXCO Resources	–	44%	–	–	238	238
Helios Fairfax Partners	35.3	32%	5.25	5.25	186	186
Peak Achievement	–	43%	–	–	140	172
Resolute Forest Products	24.8	31%	5.42	6.54	134	162
Kennedy Wilson Partnerships	–	–	–	–	124	124
Astarta	7.1	28%	9.20	7.03	65	50
IIFL Finance	28.4	7%	2.03	1.56	58	44
Other					207	192

Total Associates					3,761	3,303

Common Stocks – Consolidated
Recipe	22.6	40%	21.51	12.96	486	293
Fairfax India	41.9	28%	9.66	9.60	405	402
Thomas Cook India	248.2	67%	0.86	0.64	214	160
Dexterra Group	31.8	49%	3.62	5.06	115	161
AGT Foods	–	58%	–	–	57	57
Other					109	109

Total Consolidated					1,386	1,182

Total Common Stock Holdings					9,775	9,113

(1)
Excludes 48 million shares from convertible bonds

(2)
Excludes 25 million Atlas warrants

In the table below, we reconcile our portfolio investments in the three buckets from the table of common stock holdings above and our other investments to the balance sheet in our consolidated financial statements.

	Common Stocks – Mark to Market	Common Stocks – Equity Accounted (Associates)	Common Stocks – Consolidated	Common Stocks in Equity Accounted Insurance Associates	Investments other than Common Stocks	Fairfax Balance Sheet
Holding company cash and investments	124	–	–	–	1,128	1,252

Portfolio investments:
Subsidiary cash and short term investments	–	–	–	–	13,198	13,198
Bonds	–	–	–	–	15,735	15,735
Preferred stocks	–	–	–	–	605	605
Common stocks	4,504	–	95	–	–	4,599
Investments in associates	–	3,761	45	575	–	4,382
Investment in associates held for sale	–	–	–	730	–	730
Derivatives and other invested assets	–	–	–	–	812	812
Assets pledged for derivative obligations	–	–	–	–	196	196
Fairfax India cash and portfolio investments	–	–	1,740	–	112	1,852

Fairfax investment portfolio	4,504	3,761	1,880	1,305	30,658	42,109

Eliminate common stock positions from consolidated investments			(1,880)
Carrying value of consolidated investments			1,386

Total carrying value of common stock holdings	4,628	3,761	1,386			9,775

A few additional comments:

  •
  We exclude common stocks in equity accounted insurance associates (such as Eurolife) from the preceding common stock holdings table as these are long term strategic assets that we have no plans on selling.

  •
  With consolidated accounting we must include in our common equity portfolio any underlying common equity holdings or associates held by our consolidated investments (such as Recipe and Fairfax India). When we look at our common equity holdings we like to back these common stocks out of our total common stock holdings and instead add back in only our share of the consolidated investments that hold these underlying assets, as shown in the preceding common stock holdings table.

  •
  The $1,740 million shown for Fairfax India comprises $412 million of mark to market common stocks (such as IIFL Wealth) and $1,328 million of equity accounted associates (such as Bangalore International Airport and Sanmar). The $1,852 million shown for Fairfax India includes the foregoing $1,740 million plus $112 million of cash and bonds.

  •
  We began equity accounting RiverStone Barbados in 2020, so its investment portfolio is no longer consolidated. Within its investment portfolio are positions of many of the common stocks listed in the common stock holdings table above. For example, RiverStone Barbados owns 9.7 million shares of Fairfax India that are not included in the 41.9 million shares of Fairfax India we show in the common stock holdings table (combining both would give us 51.6 million shares or 34.5% ownership). The same can be said for a number of other holdings such as Atlas, BlackBerry, Commercial International Bank and Recipe. As part of the sale of RiverStone Barbados to CVC, we have the opportunity to purchase these securities over the next two years, at December 31, 2019 prices.

  •
  We equity account our 49% ownership in Digit, which is carried at $42 million; in addition, we have convertible preferred shares carried at $475 million – all at the valuation of Digit on a 100% basis of $900 million.

It is important to recognize that, because our common stock investments are shown on our balance sheet at the carrying values, for common stocks in both the second and third buckets it is only on sale that their market values will be reflected on our balance sheet. By showing the above tables to you on a regular basis, you can mark to market the great majority of our common stock positions – up and down! Additionally, remember, it is only in the long term that stock prices reflect underlying intrinsic values.

When you compare carrying values to market values at the end of 2020, the carrying values and market values are the same for common stocks that are marked to market, $458 million more for stocks equity accounted (associates) and $204 million more for stocks consolidated in our statements. The $9,775 million carrying value of the total portfolio of common stocks at the end of the year was $662 million more than the market value. Currently, the total market value exceeds the total carrying value.

An example will illustrate the valuation difference in the second bucket. Atlas (formerly Seaspan) was purchased by us in July 2018 at $6 1/2 per share through the exercise of warrants which we acquired in February 2018. We exercised additional warrants in January 2019, sold APR Energy to Atlas in exchange for 18 million shares at $11.10 per share, and had our cumulative share of earnings of $209 million less dividends of $81 million, increasing our carrying value to $10 per share at the end of December 2020. At that time, Atlas was trading at $11 per share, resulting in an unrealized gain of $79 million which will only be reflected in our balance sheet at the time of sale, even though it is very much there at the end of 2020. Atlas is currently trading at about $13.75 per share.

In the third bucket, let's illustrate with Recipe, Fairfax India and Dexterra. These positions are fully consolidated into our financial statements – our balance sheet and income statement. Minority interests in our income statement and balance sheet reduce the earnings and common equity to our ownership percentage of these positions. Every quarter our balance sheet reflects our share of the common equity of these positions. At the end of 2020, Recipe, Fairfax India and Dexterra were carried in our balance sheet at $21.51 per share, $9.66 per share and $3.62 per share respectively versus market prices at that time of $12.96 per share, $9.60 per share and $5.06 per share respectively.

The table below shows the dollar and percentage contribution by category to our investment return (the percentage is of our approximately $41 billion average total investment portfolio):

Interest and dividends	769	1.9%
Share of loss of associates	(113)	(0.3)%
Net losses on equity exposures	(157)	(0.4)%
Net gains on bonds	460	1.1%
Other net gains	26	0.1%

	986	2.4%

In spite of not reaching for yield by taking credit risk or term risk, we had interest and dividend income of $769 million in 2020, down from $880 million in 2019. During the period from March to May 2020, when corporate bond spreads widened significantly, we added $3.9 billion in investment grade corporate bonds at a yield of 4.1% and term of 4 years. At the end of 2020, our fixed income portfolio, which effectively comprised 73% of our investment portfolio, had a very short duration of approximately 1.8 years and on average is rated AA-. As we said last year, we do not expect rising rates to materially impact our fixed income portfolio.

After the March/April crash in the stock market, we could not resist buying Exxon shares at a dividend yield of 10.5%, Canadian banks at an average yield of 6.1% and some other companies like Royal Dutch Shell, Alphabet, FedEx and Helmerich & Payne at very attractive prices. We sold approximately half of them in 2020 for a profit of $212 million or an average gain of 40% on our investment.

Share of loss of associates of $113 million includes our share of loss from Quess ($125 million, including a $98 million writedown), Astarta ($28 million), Farmers Edge ($22 million) and associates of our non-insurance consolidated investments Fairfax Africa ($74 million) and Fairfax India ($25 million). Offsetting this was our share of profit of Atlas ($116 million) and Peak Achievement ($34 million) and $11 million in net profit from all other associates. COVID-19 was a significant contributor to the losses at many of our associates during 2020 due to the global shutdown.

Net losses on equity exposures of $157 million comprises (a) net realized losses of $311 million, including realized losses on short equity exposure ($704 million), Fairfax Africa ($62 million) and Torstar ($52 million), and realized gains on BDT Capital Partners ($182 million), Royal Dutch Shell ($44 million), General Motors ($31 million), Alphabet ($27 million) and FedEx ($25 million); and (b) net change in unrealized gains of $154 million, including unrealized gains on Stelco ($118 million), Asian Value Investments ($63 million), BlackBerry convertible bonds ($142 million) and Bank of America ($49 million), and unrealized losses on Commercial International Bank ($149 million), Atlas warrants ($54 million) and Lumen Technologies ($55 million). Please see the Investment section of this letter for commentary on some of the above situations.

Net gains on bonds of $460 million includes net gains on corporate bonds of $474 million and net losses of $35 million on government bonds (inclusive of losses on treasury locks of $102 million). The majority of the gains on corporate bonds were from bonds purchased in the first and second quarters of 2020 when credit spreads widened.

Other net gains of $26 million includes many miscellaneous items, including foreign exchange gains.

Below is, once again, a table that shows, for successive periods over our 35 years of operations, the compound growth in our book value per share (including dividends paid) together with the average combined ratio and total return on investments:

	Compound Growth in Book Value per Share	Average Combined Ratio	Average Total Return on Investments
1986-1990	57.7%	106.7%	10.4%
1991-1995	21.2%	104.2%	9.7%
1996-2000	30.7%	114.4%	8.8%
2001-2005	(0.7)%	105.4%	8.6%
2006-2010	24.0%	99.9%	11.0%
2011-2016	2.1%	96.0%	2.3%
2017-2020	9.0%	99.2%	4.8%

Over the last 15 years, our insurance business has had a combined ratio less than 100%, but our investment returns in the 2011 – 2016 time period were very poor because of a cautious approach to financial markets (hedging our common stocks) and a stock performance impacted by poor stock selection and "value investing" being out of favour. I said in our 2019 annual report that we would not short stock market indices (like the S&P500) or common stocks of individual companies ever again, and our last remaining short position was closed out in 2020 (not soon enough, as it cost us $529 million in 2020).

India

As you know, we became very excited about India after Mr. Modi got elected in 2014 with a majority. Why? Mr. Modi had an outstanding record of growth as chief minister of Gujarat (population 65 million), with 10% real growth in GDP over 13 years and a very business-friendly policy. In his first term as prime minister, Mr. Modi concentrated on looking after the poorest of the poor in India. He set up more than 400 million bank accounts for the unbanked to eliminate frictional loss in monies transferred from the government to the poor. He made sure every household had electricity and cooking gas and he provided health insurance to the 500 million poorest citizens of India. In his second term and his most recent budget, Mr. Modi pivoted. His most recent budget was strongly growth-oriented and very business-friendly, yet fiscally responsible. The key initiatives in the budget include privatization of several government-owned companies, increased spending on infrastructure, an increased foreign direct investment limit in insurance of 74% and the creation of a bad bank to ease the bad loan crisis. He did not increase taxes. Mr. Modi has recently begun speaking about how private business was needed to increase employment and wealth. You have to create wealth before it can be distributed, he said. He questioned why government bureaucrats should run airlines or petrochemical facilities. No government since India got its independence in 1947 has had the courage to praise private enterprise. Mr. Modi did just that, for the first time – brazenly! We think India is set to boom like it never has before. This could be the transformational event we have been waiting for! Mr. Modi is opening up the Indian economy and giving Indians economic freedom. Very exciting!

The table below shows our investments in India and how they have performed up to December 31, 2020.

	Date of Initial Investment	Ownership	Cost	Fair Value at December 31, 2020	Compounded Annualized Return
Thomas Cook India	Aug 2012	66.9%	253	160	10.1%(1)
Fairfax India	Jan 2015	34.5%	469	495	1.4%
Digit	Feb 2017	49.0%	154	596	68.5%
Quess	Dec 2019	32.3%	335(2)	352	4.7%
Other			323	361

			1,534	1,964

Fairfax India's investments:
Bangalore International Airport	Mar 2017	54.0%	653	1,396	23.8%
IIFL companies(3)	Dec 2015		306	382	9.2%
Sanmar Chemicals	Apr 2016	42.9%	199	339	16.9%
CSB Bank	Oct 2018	49.7%	170	214	13.7%
Privi Speciality	Aug 2016	48.8%	55	138	24.3%
Seven Islands	Mar 2019	48.5%	84	104	13.2%
NCML	Aug 2015	89.5%	188	101	-12.4%
Fairchem Organics	Feb 2016	48.8%	19	55	23.5%
National Stock Exchange	Jul 2016	1.0%	27	73	29.0%
Saurashtra Freight	Feb 2017	51.0%	30	33	2.3%
Other			132	173	19.9%

			1,863	3,007

(1)
Includes dividends received ($11 million) and spinoff of Quess ($330 million)

(2)
Cost shown for Quess represents its market value on December 5, 2019, the date it was spun off from Thomas Cook India.

(3)
IIFL companies include IIFL Finance, IIFL Wealth, IIFL Securities and 5paisa.

The COVID-19 crisis shut the Indian economy down from March to May in 2020. Since restarting its economy in June, the Indian economy is back to pre-COVID-19 levels and with the recent budget, should grow at a rate in excess of 11% in 2021 to make up for the decline in 2020. All our companies survived the shutdown well because of excellent management and strong financial positions. Even Thomas Cook India, whose business virtually halted, managed within its own resources in 2020, though it will need some financing in 2021. Because of the lockdown in 2020, all the fair values, particularly publicly listed values, are down significantly. Early in 2021, stock prices rebounded significantly with Mr. Modi's business-friendly budget.

Since it began in 2014, Fairfax India has made ten investments (13 currently, as one has split into four listed entities) – all with great long term prospects in a country that is expected to have the fastest growth in the free world! The crown jewel in Fairfax India is the Bangalore International Airport ("BIAL") run by Hari Marar, who aims to make BIAL one of the best airports in the world. After one of its best ever years in 2019 when it served its highest ever number of 34 million passengers, BIAL hit a rather large air pocket in the form of the pandemic. Due to the shutdown of the airport to all passenger traffic from March 25 to May 25 and traffic only resuming very gradually since then, as a result of the pandemic and consequent lockdown imposed by the government of India, passengers served in 2020 declined significantly to 14 million passengers. Despite these extraordinary circumstances BIAL had a commendable year in 2020, turning what could have been significant problems into opportunities for changes that addressed both short term needs and longer term operational excellence. During the lockdown, the BIAL team opportunistically brought forward many maintenance projects such that future disruptions will be minimized. The considerable construction activity that was planned at BIAL to grow the capacity to over 90 million passengers by 2034 (financed from internal resources and low cost long term debt) was also temporarily delayed because of the non-availability of labour and materials caused by the pandemic. However, construction activity has now resumed and the delay will not compromise its plans to achieve the capacity as originally planned. Last year I mentioned that as a result of these growth plans and the finalization of the master plan to develop the 460 acres of land that BIAL can use for real estate development, the valuation of the 54% of BIAL that Fairfax India owns was then $1.4 billion, up by 119% from Fairfax India's cost. Despite the disruptions caused by the pandemic, because BIAL's concession agreement provides for revenues and returns lost in one period to be recouped in the next, the long term valuation of BIAL remains unchanged. BIAL managed the pandemic lockdown within its own resources.

Also in 2019, Fairfax India signed definitive agreements with OMERS, the pension plan for Ontario's municipal employees, whereby Fairfax India will transfer 43.6% out of the 54% that it owns in BIAL to a wholly owned Indian holding company (Anchorage) and OMERS will pay about $130 million to acquire 11.5% of Anchorage from Fairfax India. This transaction values 100% of BIAL at $2.6 billion. We expect to close this transaction in March 2021 and begin soon after the process to list Anchorage on the Indian stock exchanges, possibly at a much higher valuation.

Under the exceptional leadership of Nirmal Jain and R. Venkataraman, IIFL, another important Fairfax India (and Fairfax Financial) investment, has established a leading national financial services company serving over 6 million customers from over 2,400 branches in India. You will recall that in 2018, IIFL announced its intention to divide its three business groups into three separate companies, with each to be listed on the Indian stock exchanges, as IIFL believed that this was the best structure for its business and would further enhance value. In May 2019 IIFL Holdings, the company that Fairfax and Fairfax India had originally invested in, was, as planned, divided into three separate companies: IIFL Finance (the non-bank financial corporation), IIFL Wealth (the wealth and asset management company) and IIFL Securities (the retail and institutional broker, financial products distribution and investment banking company). Prior to this, 5paisa, which literally means "5 cents", was spun off from IIFL Holdings in 2017, and Fairfax and Fairfax India own a 36% equity interest in it. It is one of India's fastest growing technology-led financial services companies and offers an array of financial products and services through a digital platform and mobile application. All of these companies are well established with excellent management teams and we expect each of them to do very well as independent listed companies under the IIFL brand umbrella.

On February 26, 2021 Fairfax India completed its maiden investment grade debt issue, selling $500 million of 7-year unsecured senior notes with a coupon of 5% – to repay most of its bank borrowings. A major accomplishment for Fairfax India!

Chandran's letter to shareholders in Fairfax India's annual report and the individual company websites give you a lot more information on each of Fairfax India's investee companies. As you can see, they had an outstanding year – many thanks to Chandran, Amy, Keir, Gopal, Sumit who runs Fairbridge, and the Fairbridge team.

As Chandran says in his letter to shareholders, Fairfax India has taken the opportunity over the last three years to buy back 5.6 million of its shares (3.6% of the total outstanding) for $64.1 million or an average price of $11.40 per share, including the 3.2 million shares it bought in 2020 for $28.9 million or an average price of $9.14 per share.

As you will recall, our first major acquisition in India was the purchase of a 77% interest (later reduced to 67%) in Thomas Cook India, led by Madhavan Menon. Thomas Cook, first set up in India in 1881, is the leading integrated travel and travel-related financial services company in India, offering, through its 4,700 employees, a broad spectrum of services that include foreign exchange, corporate travel, leisure travel, insurance, visa and passport services and e-business. With the 2015 purchase of Kuoni's Indian travel business and then its operations all over the world, Thomas Cook India is today one of the largest high-end travel service provider networks headquartered in the Asia-Pacific region. With the 2019 purchase of Digiphoto Entertainment Imaging ("DEI"), Thomas Cook has emerged as a complete travel solutions company. DEI provides imaging solutions for the entertainment industry, giving Thomas Cook India an opportunity to package DEI products with Thomas Cook Tours. Established in 2004, DEI has offices throughout the Far East, as well as in the Middle East, India and the U.S., and has a network of 130 entertainment partners.

Thomas Cook India had an especially difficult year since the travel industry was one of the most impacted during the pandemic. Its travel businesses declined by over 90% and its foreign exchange business declined by over 75% during 2020, resulting in a pre-tax loss of $56 million. It implemented extensive cost saving initiatives to mitigate its drop in revenue and extremely tight liquidity. Further, to alleviate this situation, it is planning to raise long term resources in order to sustain its operations when the business recovers in the future and to meet working capital requirements. After considering various options for raising capital, Thomas Cook India and its Board have proposed an issuance of up to $60 million of optionally convertible redeemable preference shares to Fairfax and we have agreed to provide this support, subject to shareholders' and all applicable regulatory approvals. As its business normalizes after the pandemic, we expect Thomas Cook India to emerge stronger and more efficient, generating superior returns.

Quess you will remember was spun out of Thomas Cook India in 2019, and had a better than expected outcome in 2020 despite the effects the pandemic had on its clients and overall economic activities. Revenue from operations declined only 1% to $1,449 million and profit before tax fell 20% to $34 million. Under the able leadership of Chairman and founder Ajit Isaac, aided by new CEO Suraj Moraje and a long serving senior management team, Quess has emerged stronger since the pandemic-induced lockdown, with more clients, better growth, a net cash financial position (after repaying most of its debt in 2020) and better free cash generation from its operations. Better times are ahead for Quess as we progress to the other side of the pandemic. Quess is India's leading integrated business services provider. With over 333,000 employees, it is now the largest domestic private sector employer in India. It has a pan-India presence, along with an overseas footprint in North America, South America, the Middle East and South East Asia. It serves over 3,000 customers across three platforms – workforce management, operating asset management and global technology solutions.

In 2019 Mr. Athappan agreed to purchase a 49% stake in Paramount Health Services for $11 million through Fairfax Asia. Paramount is one of India's leading third party claims administrators specializing in the health business and is led by its founder, Dr. Nayan Shah. The transaction closed in October 2020. We welcome our partner Dr. Shah and his team to the Fairfax family.

Since 1991, we have reinvested a part of our profits in the communities we do business in across the world. In India we have two major initiatives in this regard. Through Madhavan Menon and Thomas Cook India's leadership, we have purchased and installed 500 dialysis machines in the poorest regions of India. We will soon add another 500 machines. Without these dialysis machines, the poorest people in India who experienced kidney failure faced certain death. We are very grateful to the Thomas Cook India team for carrying out this initiative. Under the leadership of Ajit Isaac, Chandran and others in the Fairfax family, we are also funding a children's hospital in India over the next five years, which is being built by CMC Vellore. Construction is expected to begin in 2022.

As we did last year, we show you our unconsolidated balance sheet so that you can better see where your money is invested:

	2020
Unconsolidated Balance Sheet(1)	($ billions)	($ per share)
Assets
Northbridge	1.5	56
Odyssey Group	3.9	149
Crum & Forster	1.9	72
Zenith	0.9	33
Brit	2.0	76
Allied World	2.8	108
Fairfax Asia	1.0	39
Other Insurance and Reinsurance	0.9	36
Run-off	0.1	3

Insurance and Reinsurance Operations	15.0	572

Recipe	0.5	19
Thomas Cook India	0.2	8
Fairfax India	0.4	15
Other Non-Insurance	0.3	10

Non-Insurance Operations	1.4	52

Total consolidated operations	16.4	624
Holding company cash and investments	1.3	48
Investments in associates	1.7	68
Other holding company assets	0.6	23

Total assets	20.0	763

Liabilities
Accounts payable and other liabilities	0.6	21
Long term debt	5.6	213

	6.2	234

Shareholders' equity
Common equity	12.5	478
Preferred stock	1.3	51

	13.8	529

	20.0	763

(1)
Equity shown for the Insurance and Reinsurance Operations excludes minority interests, investments in other consolidated operations, investments at the holding company and intercompany debt.

The table shows you our insurance companies, which are decentralized and separately capitalized, with our consolidated non-insurance companies shown separately even though some of them may be held in our insurance companies' investment portfolios.

As you can see, we have $15.0 billion ($572 per share) invested in our insurance companies – our core business. Our largest insurance companies – Northbridge, Odyssey Group, Crum & Forster, Zenith, Brit and Allied World – account for over 90% of this investment. Our insurance companies have been and will be the gift that keeps giving, as they provide us with a float, currently $22.7 billion, which does not cost us anything – in fact, in 2020 we were paid $309 million to keep the float – and which is then invested worldwide. By the way, our insurance companies are worth much more than the amount at which they are carried on our balance sheet – one reason why I think our stock is so undervalued.

Our consolidated non-insurance businesses (and your investment per share in them) are shown separately in the above table: they are significant, and again, are worth more than the amount at which they are carried on our balance sheet. As I said last year, we expect each of these non-insurance operations to generate a 15% annual return or better over the long term.

So as a shareholder of Fairfax, you benefit from four sources of income – underwriting income, interest and dividend income, income from our non-insurance businesses and capital gains.

Below we update the table on our intrinsic value and stock price. As discussed in previous annual reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	-10	+18
2014	+16	+44
2015	+2	+8
2016	-9	-1
2017	+22	+3
2018	-4	-10
2019	+12	+1
2020	-2	-29
1985-2020 (compound annual growth)	+17.9	+15.0

The table shows the change in book value in U.S. dollars and in our stock price in Canadian dollars. As I have said before, we think our intrinsic value far exceeds our book value. As shown in the table, there have been many years when our book value has increased significantly and our stock price has gone up more: please note 1993, 1995, 1996, 1998, 2003, 2008 and 2014. As you can see, it has not happened in the last few years, but we expect it will happen again!

Throughout much of last year following the pandemic-induced market plunge, I made public statements to the effect that our belief was that Fairfax shares were trading in the market at a ridiculously cheap price. In the summer I backed that up by personally purchasing close to $150 million of shares. Additionally, following our value investing philosophy, since the latter part of 2020 Fairfax has purchased total return swaps with respect to 1.4 million subordinate voting shares of Fairfax with a total market value at the time of those agreements of $484.9 million ($344.45 per share). We think this will be a great investment for Fairfax, perhaps our best yet!

Here is how our stock price has done compared to the TSX and S&P500 (all including dividends):

	Fairfax (US$)	TSX	S&P500
5 years	(4.3)%	9.3%	15.2%
10 years	0.4%	5.8%	13.9%
15 years	8.2%	6.0%	9.9%
20 years	6.1%	6.2%	7.5%
35 years since inception	16.4%	8.1%	11.1%

Investment returns are very sensitive to end date values, so with a stock price of only $341 per share at the end of December 2020, our five and ten year and longer returns have been affected. We expect this to change as Fairfax begins to reflect intrinsic values again. Nothing that a $1,000 share price won't solve!

Insurance and Reinsurance Operations

	Combined Ratio			Change in Net Premiums Written
	2020	2019	2018	2020 vs 2019
Northbridge	92%	96%	96%	14.1%
Odyssey Group	95%	97%	93%	11.7%
Crum & Forster	98%	98%	98%	9.1%
Zenith	92%	85%	83%	(10.4%	)
Brit	114%	97%	105%	7.2%
Allied World	95%	98%	98%	24.2%
Fairfax Asia	97%	97%	100%	(4.2%	)
Other Insurance and Reinsurance	100%	102%	105%	3.1%

Consolidated	98%	97%	97%	11.0%

Note:
Further detail is provided in the MD&A.

Northbridge had a very successful year in 2020 as continued improvement in the Canadian market drove its combined ratio down to 92%. Underwriting profit more than doubled over 2019, coming in at over $100 million. Silvy Wright and her team have done an exceptional job with their clients in the mid-market commercial segment. Northbridge's reputation for outstanding customer service, combined with rising rates, allowed it to once again grow its portfolio by double digits in 2020. The company has been well served by its prudent reserving practices, and 2020 was no exception as prior year releases once again benefited the combined ratio. It will be a challenge for Northbridge to improve upon 2020's performance in 2021, but the conditions are in place to make that a possibility.

Since 2016, Odyssey Group and Zenith have traded places each year for the lead position in underwriting profit generated. In 2020, it was Odyssey Group's turn at the top again, producing $190 million of positive underwriting result. Brian Young and his team racked up a 95% combined ratio, despite absorbing $140 million of COVID-19 provisions. With 35 discrete business units across its Odyssey Re, Hudson and Newline platforms, Odyssey Group has a highly diversified book of business. Its activity in critical segments, such as Directors and Officers Liability insurance, expanded dramatically in 2020. Odyssey Group's net premiums written grew almost 12% in 2020, after having grown over 17% in the prior year. With a solid reserve position and rates increasing across many fronts, Odyssey Group is poised to continue its growth of both the top and bottom lines.

At Crum & Forster, Marc Adee's team produced a combined ratio of 98%, generating an underwriting profit of $60 million. Drying up of the Travel Insurance market, due to COVID-19, subdued the overall growth rate from the double digit pace the company had been accustomed to. Nevertheless, Crum & Forster still managed to post a 9% expansion in net premiums written over the previous year. Within the Crum & Forster family, it was Seneca Insurance that led the way with an 87% combined ratio and an outsized contribution to the total result. The Accident and Health Group and the Excess and Surplus Lines Division also once again had very rewarding results. While the growing Surety Division was a positive contributor, the Property Division was disappointing after being stung by the frequency of storm activity in 2020.

Zenith continued its string of exceptional results in 2020, posting a combined ratio of 92% and contributing over $50 million of underwriting profit. The Workers' Compensation market in the United States has been very competitive over the last several years, and prices declined around 10% in 2020. As a consequence, Zenith's net premiums written declined again during the year. It is a testament to the strength of the Zenith franchise and to the specialized skills of its employees that the company was able to maintain strong levels of profitability in the face of such challenging conditions. Kari Van Gundy and her team launched several initiatives to provide relief to the Zenith expense ratio during this time of declining revenue, including the provision of services to third party players in the Workers' Compensation field. We expect rate decreases to moderate in 2021, and that Zenith will continue to be one of our most profitable companies.

Allied World, under the strong direction of Lou Iglesias, enjoyed its most rewarding year yet as a Fairfax company. Its combined ratio of 95% and underwriting profit of $126 million were easily its best performance since the acquisition. Our expectation that Allied World was well-positioned to benefit from the hardening market was fully vindicated in 2020, as it grew net premiums written by 24% during the year. The company has a strong and active presence in many of the hardest industry segments, such as Directors and Officers Liability, Excess Casualty and International Professional Liability insurance. These areas expanded rapidly in 2020, with rate increases often exceeding 50%. The momentum has continued into 2021 as Allied World moves forward with a full head of steam.

No company at Fairfax endured as challenging a year in 2020 as did Brit. COVID-19 struck particularly hard at Brit's results, leading to an elevated combined ratio of 114% and a substantial underwriting loss. As a significant player in the Contingency Event Cancellation business, a traditional specialty line in the Lloyd's market, Brit suffered a loss from the pandemic, as did all participants in that field. Absent COVID-19 losses, from the Event Cancellation business and other areas, Brit turned an underwriting profit in 2020. During the year, like our other companies, Matthew Wilson and his team expanded their business in segments showing the strongest upward rate action. In addition, as mentioned previously, Brit launched its Ki Syndicate, the first automated follow-on syndicate in the Lloyd's market.

Beyond our North American-focused companies, Fairfax's insurance companies enjoyed another year of progress.

Fairfax Asia produced $421 million of gross premiums written in 2020 and a combined ratio of 97%. As was true in previous years, each of the four operating companies in Fairfax Asia (Malaysia, Indonesia, Sri Lanka and Hong Kong) produced a combined ratio below 100%. Mr. Athappan continues to oversee Fairfax Asia from Singapore, ably assisted by Gobi Athappan and Ravi Prabhakar.

The largest of our international groups, measured by gross premiums written of $616 million, is Fairfax Latam, which comprises separate operations in Argentina, Chile, Colombia and Uruguay. As mentioned, Fairfax Latam cracked the 100% combined ratio for the first time in 2020 after several years of hard work reconfiguring the companies to operate with the Fairfax focus on underwriting profit. Great credit goes to Bijan Khosrowshahi, and Fabricio Campos and his colleagues at Fairfax Latam, as well as the management teams at each of the four operating companies.

Our top performing international operation continued to be Colonnade, led by Peter Csakvari, and operating in Poland, the Czech Republic, Slovakia, Hungary, Bulgaria, Romania and the Ukraine. In 2020, it achieved a combined ratio of 93%, one of the lowest in all of Fairfax, notwithstanding its premium volume decreasing due to the effects of COVID-19.

Bijan Khosrowshahi of Fairfax International and Jean Cloutier work closely with both Fabricio and Peter, and have been instrumental in the success of both these operations. In addition to this work, both are also key in our relationship with Gulf Insurance Group. As mentioned, with the pending acquisition by GIG of the AXA Gulf operations, this part of the world will become increasingly important to Fairfax.

Outside of the Colonnade operation, we now own two other companies in the Ukraine. The larger of the two, ARX, was also acquired from AXA. In 2020, it produced a combined ratio of 93%. Congratulations to Andrey Peretyazhko and his colleagues. Separately, Universalna, run by Oleksiy Muzychko, generated a 95% combined ratio in 2020.

In Brazil, Bruno Camargo led Fairfax Brasil to a record result with a combined ratio of 95% and its fifth year in a row with a combined ratio under 100%, with premiums doubling over this period.

Finally, our operation in South Africa, Bryte, had a difficult year after being adversely affected by COVID-19 losses. While Edwyn O'Neil and his team produced a combined ratio, excluding COVID-19 losses, of well below 100%, the reported result of 109% included significant losses from the pandemic. At $246 million in net premiums written, Bryte is (after Brit) our largest single company outside of North America.

In addition to the companies discussed above, all of which are consolidated in Fairfax's financial and underwriting results, we have, as mentioned earlier, significant holdings in various operations which are not consolidated. Chief among these is the aforementioned Gulf Insurance Group. With $1.4 billion in gross premiums written, and a combined ratio in the low 90s, GIG had another very successful year. In India, Digit continued to build out its capabilities, utilizing cutting edge technology to enhance its expansion in this rapidly growing market. Expected to reach $400 million in gross premiums written in less than four years, Digit, led by CEO Kamesh Goyal, is now producing a net bottom line profit, though not yet an underwriting profit. Finally, in Greece, Eurolife has been an extraordinary investment for Fairfax. Writing both Life and Property/Casualty lines, the company in 2020 generated over $500 million of gross premiums written and produced net income of $130 million. Led by Alex Sarrigeorgiou, Eurolife has a track record second to none in the Greek market.

The tables that follow show you how our international operations (non-North American other than Brit) have grown in the last five years. The top table is at the 100% level and the bottom table is Fairfax's share; both exclude First Capital and ICICI Lombard, which were sold during this time period. The growth in the last five years includes organic growth, the start-up of Digit and the acquisitions of Fairfax Latam, Eurolife, Bryte, Colonnade and Fairfax Ukraine. We expect our international operations to continue to grow significantly because of the low insurance penetration in many of these countries.

	International Operations		Compound Growth
Based on 100% level	2015	2020	5-year
Gross premiums written	1,292	4,722	30%
Shareholders' equity	1,125	3,320	24%
Investment portfolio	2,302	8,326	29%
	International Operations		Compound Growth
Fairfax's share	2015	2020	5-year
Gross premiums written	845	3,198	30%
Shareholders' equity	912	2,295	20%
Investment portfolio	1,767	5,291	25%

All of our major companies are well capitalized, as shown in the table below (further detail is provided in the MD&A):

	As at and for the Year Ended December 31, 2020
	Net Premiums Written	Statutory Surplus	Net Premiums Written/Statutory Surplus
Northbridge	Cdn 2,065	Cdn 1,547	1.3x
Odyssey Group	3,790	4,901	0.8x
Crum & Forster	2,543	1,519	1.7x
Zenith	646	522	1.2x
Brit	1,776	1,593	1.1x
Allied World	3,018	4,428	0.7x
Fairfax Asia	222	501	0.4x

On average we are writing at about 1.0 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. As you know, our strategy during times when rates are rising, as they are currently, is to expand significantly in areas where margins are high.

The combined ratios of our companies which we have owned since 2011, and of our major companies acquired since then, are shown in the table below:

	2011 – 2020
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 13.3	97%
Odyssey Group	26.0	93%
Crum & Forster	17.1	100%
Zenith	7.1	92%
Brit(1)	9.1	104%
Allied World(1)	8.8	104%
Fairfax Asia(2)	2.5	88%

Total	83.9	97%

(1)
Brit since acquisition on June 5, 2015, Allied World since acquisition on July 6, 2017

(2)
Fairfax Asia included First Capital until December 28, 2017.

Since we began in 1985, we have written over $175 billion in gross premiums, with a combined ratio of approximately 100%.

The table below shows the average annual reserve redundancies for the past ten years (business written from 2010 onwards) for our companies which we have owned since 2010:

2010 – 2019 Average Annual Reserve Redundancies
Northbridge	13.0%
Odyssey Group	12.7%
Crum & Forster	0.9%
Zenith(1)	15.2%
Fairfax Asia(2)	18.2%
(1)
Since acquisition on May 20, 2010

(2)
Fairfax Asia included First Capital until December 28, 2017.

The table shows you how our reserves have developed for the ten accident years prior to 2020. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A and in the Annual Financial Supplement for the year ended December 31, 2020 which is available on our website www.fairfax.ca.

At our RiverStone run-off operations, led by Nick Bentley, while not recently active in U.S. run-off acquisitions (other than some small very successful captive insurance deals), the team has been very busy focusing on our U.S. legacy reserves, especially asbestos claims. Although we needed to strengthen reserves again in 2020 (about half of the previous year), the team continues to deliver significant value and savings from its dedicated focus and best in class experience – I can assure you these reserves are in good hands. As mentioned previously, late in 2020 we announced the sale of our remaining interest in RiverStone's European business to CVC Capital Partners. Luke Tanzer and his entire team at RiverStone Europe had a very busy year, closing five run-off deals. They are excited to continue to expand in the very active UK run-off market, and again, we wish them all the best going forward.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2009	7	9,429	(0.1)%	3.9%
2019	395	20,150	(2.0)%	1.8%
2020	309	21,668	(1.4)%	1.2%
Weighted average last ten years			(1.2)%	2.2%
Fairfax weighted average positive financing differential last ten years: 3.4%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, insurance contract payables, and unearned premium reserves, less insurance contract receivables, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. This no cost float is perhaps one of Fairfax's biggest assets and could be the key reason for our success in the future. In 2020, our "cost of float" was a 1.4% benefit, as we made an underwriting profit. In the last ten years, our float has cost us nothing (in fact, it provided an average 1.2% benefit per year), while during that time it cost the Government of Canada an average 2.2% per year to borrow for ten years – an advantage for us over the Government of Canada of 3.4% per year.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance and Reinsurance
									Total Insurance and Reinsurance
Year	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other		Run-off	Total
	($ billions)
2016	1.7	4.1	2.9	1.2	2.8	–	0.5	0.9	14.1	2.8	16.9
2017	1.8	4.5	2.9	1.2	3.1	5.5	0.2	1.2	20.4	2.5	22.9
2018	1.7	4.7	2.9	1.2	2.8	5.1	0.2	1.1	19.7	3.0	22.7
2019	1.9	5.1	3.0	1.1	3.0	5.1	0.3	1.1	20.6	1.8	22.4
2020	2.1	5.9	3.3	1.1	3.2	5.7	0.3	1.1	22.7	1.6	24.3

In the past five years our float has increased by an average of 7% annually, due partly to organic growth in net premiums written at Odyssey Group, Northbridge and Crum & Forster and to the acquisition of Allied World in 2017, notwithstanding the sale of First Capital in 2017 and European run-off in 2020.

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.

	Total Float	Float per Share
1985	13	$2 1/2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2015	17,209	775
2019	22,379	834
2020	24,278	927

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2020	2019
Underwriting – insurance and reinsurance
Northbridge	108.8	46.7
Odyssey Group	189.9	89.9
Crum & Forster	60.1	51.8
Zenith	51.9	108.8
Brit	(240.3)	51.1
Allied World	126.0	57.7
Fairfax Asia	7.1	6.4
Other	5.5	(17.9)

Underwriting profit	309.0	394.5
Interest and dividends – insurance and reinsurance	606.8	713.0

Operating income	915.8	1,107.5
Run-off (excluding net gains (losses) on investments)	(194.6)	(214.7)
Non-insurance operations	(178.7)	(2.4)
Interest expense	(475.9)	(472.0)
Gain on deconsolidation of insurance subsidiary	117.1	–
Corporate overhead and other	(252.7)	98.1

Pre-tax income (loss) before net gains (losses) on investments	(69.0)	516.5
Net realized gains (losses) on investments	(750.5)	611.8

Pre-tax income (loss) including net realized gains (losses) on investments	(819.5)	1,128.3
Net change in unrealized gains (losses) on investments	1,063.6	1,104.4

Pre-tax income	244.1	2,232.7
Income taxes and non-controlling interests	(25.7)	(228.6)

Net earnings	218.4	2,004.1

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), run-off and non-insurance operations (which shows the pre-tax income (loss) before interest expense). Net realized gains (losses) and net change in unrealized gains (losses) are shown separately to help you understand the composition of our earnings. In 2020, after interest and dividend income, our insurance and reinsurance companies' operating income decreased to $916 million, due to lower interest and dividend income and slightly less underwriting profit. All in, after-tax earnings were $218 million. Of our interest expense of $476 million, $286 million was from borrowings by our holding company and our insurance and reinsurance companies, while $127 million was from borrowings by our non-insurance companies, which are non-recourse to Fairfax, and $63 million was from our leases.

Corporate overhead and other of $253 million includes investment management fees, holding company interest and dividends and holding company share of profit of associates, less corporate overhead and amortization of subsidiary companies' intangible assets. The increase in corporate overhead and other in 2020 primarily relates to losses on associate investments held at the holding company in 2020 of $48 million versus share of profit of $165 million in 2019 and investment management fees of $90 million in 2020 versus $197 million in 2019. We continue to focus on keeping holding company expenses low. (See more detail in the MD&A.)

Financial Position

The following table shows our financial position, excluding the debt of consolidated non-insurance companies that we do not own 100%, at the end of 2020 and 2019:

	2020		2019
Holding company cash and investments (net of derivative obligations)	1,229.4		975.2

Borrowings – holding company	5,580.6		4,117.3
Borrowings – insurance and reinsurance companies	1,033.4		1,039.6

Total debt	6,614.0		5,156.9

Net debt	5,384.6		4,181.7

Common shareholders' equity	12,521.1		13,042.6
Preferred stock	1,335.5		1,335.5
Non-controlling interests(1)	1,831.8		1,544.6

Total equity	15,688.4		15,922.7

Net debt/total equity	34.3%		26.3%
Net debt/net total capital	25.6%		20.8%
Interest coverage	3.3	x	9.8	x
Interest and preferred share dividend coverage	2.7	x	7.9	x
Total debt/total capital	29.7%		24.5%
(1)
Excludes consolidated non-insurance companies' minority interests

When we have a controlling interest in a company (for example, Recipe or Thomas Cook India), we are required to consolidate that company's financial statements into our own financial statements even though we do not guarantee the debt – and quite often it is an investment in a public company.

We have a strong financial position, with $1.2 billion in cash and investments at the holding company at the end of 2020. With the imminent closing of the sale of European run-off and the sale of 14% of Brit to OMERS, we expect to have $1.3 billion cash at the holding company, with our credit facility fully paid off and our debt to capital ratios approaching 2019 levels.

On February 24, 2021, through a bought deal with Scotiabank, Royal Bank and Bank of Montreal as book runners, we issued Cdn$850 million of 10-year unsecured senior notes with a coupon of 3.95%. On March 1, 2021, through BofA Securities, J.P. Morgan and Citigroup, we issued $600 million of 10-year unsecured senior notes with a coupon of 3 3/8%. The proceeds will repay our 5.84% notes due 2022, our 4.5% notes due 2023 and other debt, leaving no maturities through 2023.

Investments

As I have said to you many times over the past 35 years, I think the most important determinant of long term success in any investment is good management, led by an outstanding CEO.

Years ago Phil Carret, in the book Classic Carret, said it best. Phil Carret in 1928 founded the Pioneer Fund, one of the very first mutual funds created in the United States. Phil, who ran the fund for 55 years with timeless value investing principles, outperformed the S&P 500 significantly.

Here's what Phil said:

"Good management is rare at best, it is difficult to appraise, and it is undoubtedly the single most important factor in security analysis."

"Find the company whose boss is heart and soul dedicated to profitable operation, and even more interested in the profits of five years hence than those of today! If he has sound business judgement, skill in selecting the other members of his team, the rare ability to inspire them to superior performance as well, the company's stock is worth investigation."

"There is no substitute for buying quality assets and allowing them to compound over the long-term. Patience can produce uncommon profits."

We are blessed to have many investments led by outstanding CEOs and management teams. Here they are from our large positions (including some included in "Other" in the table on page 10):

David Sokol and Bing Chen continue to do a tremendous job driving shareholder value, operational excellence and strengthening Atlas' leading positions. This was highlighted during the COVID-19 downturn when, despite many challenges, Atlas was able to maintain very high utilization and improve its credit profile. The container ship market, supported by strong demand and very low idle capacity, is undergoing a significant rebound. This has created an opportunity in the newbuild market, where Atlas has signed to build up to 31 large and modern ships for charters ranging from 5 to 18 years. These ships will increase its fleet capacity by approximately 45%. Atlas' best in class operations and balance sheet strength allowed it to take advantage of these opportunities. These new ships, the rebound in the container ship market and Atlas' ability to quickly take advantage of strategic opportunities should drive strong returns in the years to come. Outstanding performance by David, Bing and team!

Led by its outstanding CEO Alan Kestenbaum, Stelco, in spite of a very difficult year in 2020, upgraded and modernized its facilities increasing its capacity by 10%, negotiated a strategic long term iron ore pellet supply agreement (and an option to acquire 25% of the high quality, low cost Minntac Mine) and further enhanced Stelco's industry leading cost position. Given current steel prices, Stelco is well poised to do extremely well in 2021. It continues to be debt free. Its stock price went from Cdn$11 at the end of 2019 to Cdn$4 in March 2020 and ended the year at Cdn$23. And they say markets are efficient!

2020 was another disappointing year for Fairfax Africa with net losses of $207 million. To strengthen the platform, we merged Fairfax Africa and Helios Investment Partners to form Helios Fairfax Partners ("HFP"), forming the premier Africa-focused alternative investment manager, under the leadership of Tope Lawani and Babatunde Soyeye, the co-founders and managing partners of Helios Investment Partners, a private equity firm which they founded 15 years ago and which has had great success investing in Africa. Tope and Baba have assumed the roles of Co-Chief Executive Officers and directors of HFP. Fairfax continues to hold 32% of the equity and 53% of the votes of HFP. Together, Fairfax and Helios will be the ultimate controlling party of HFP. Going forward, investors in HFP will benefit from net management fee income, 25% of carry fee income from the past and half of carry fee income going forward from Helios' private equity funds. This flow through structure will bring a regular stream of earnings and cash flow for HFP in addition to appreciation potential of its cash and investments on the balance sheet. We are very excited about the future prospects for HFP in Africa under Tope and Baba's leadership. Please read HFP's annual letter to shareholders to learn more about the new strategy and exciting opportunities in Africa.

Eurobank has an excellent management team led by CEO Fokion Karavias, and at his side is Vice Chairman George Chryssikos. Fokion has been with the bank since 1997, knows it inside out and has developed into a fine CEO since he began in 2015. Fokion and George have worked well together over fifteen years in a variety of roles. With Fokion in charge and George being very supportive, Eurobank is in an excellent position to take advantage of the post-pandemic flourishing of the Greek economy. In 2020, Eurobank completed the large securitisation transaction that was the main driver in reducing its Non-Performing Exposure ratio during the year from 30% to 15%, the lowest among Greek banks. Greece has perhaps the best government in Europe, as it is business-friendly and committed to supporting entrepreneurs to drive growth in the Greek economy. Bond investors have taken notice of the progress in Greece, driving yields on 10-year government debt below 1%. We are optimistic about the prospects for growth in the Greek economy and we think Eurobank will be a major beneficiary of that growth.

Recipe was one of our investments hardest hit by COVID-19 and the related closures of its network of over 1,300 restaurants across Canada. Despite a 30% drop in 2020 system sales to approximately Cdn$2.4 billion, Recipe managed to generate EBITDA of approximately Cdn$114 million and positive free cash flow of Cdn$31 million. We are thankful for the perseverance and tenacity of Frank Hennessey and the entire Recipe team, especially the front line workers, and the resiliency of Recipe's diversified businesses such as its grocery retail business that increased sales by 23%.

The development of Dexterra's business was dramatically reshaped by the reverse takeover in May 2020 of Horizon North. Dexterra, now a listed public company and led by John MacCuish, has a vision to build a Canadian support services champion. Its activities include a comprehensive range of facilities management, workforce accommodations, and forestry and modular build capabilities, including being a leader in social housing projects. Dexterra has publicly stated that it is on course in the next few years for Cdn$1 billion in revenue and Cdn$100 million in EBITDA.

Farmers Edge, which aims to disrupt the global agriculture ecosystem, just recently completed a very successful IPO. CEO Wade Barnes and his management team are digitizing the farm and providing data-driven insights to farmers along with developing a portfolio of products to disrupt large agriculture verticals including crop insurance, the carbon offset market and other financial services. The company expects strong growth in acres, revenue and EBITDA over the upcoming years. We have nurtured Farmers Edge since 2015 and over the years invested Cdn$376 million. At the IPO value, our investment is worth Cdn$425 million but due to Farmers Edge's losses over the years, it is carried on our balance sheet at only Cdn$303 million. Farmers Edge will be debt free with cash of Cdn$100 million and positive free cash flow next year.

Fairfax acquired a controlling stake in Boat Rocker Media in 2015 and to date has invested Cdn$110 million. Under the leadership of co-founders David Fortier and Ivan Schneeberg and CEO John Young, the business has grown revenue from Cdn$70 million in 2015 to an expected Cdn$700 million in 2021. Once a Canadian-focused production company with notable hits such as Orphan Black and Being Erica, Boat Rocker is now global with 85% of revenue from outside Canada. Several well executed acquisitions over the past three years yielded a growing Talent Management business, one of the largest animation studios in North America and a blossoming Hollywood-based production studio. The demand for quality content continues to grow at unprecedented levels. Boat Rocker is in the process of doing an IPO, which will provide the business with capital to grow organically and by acquisition. Fairfax will not be selling any of its shares in the IPO.

In the past few years, John Chen has taken BlackBerry into two high growth markets:

  1.
  BlackBerry has entered into an exclusive partnership with Amazon on a connected vehicle data platform providing artificial intelligence/machine learning-based analytics on all in-vehicle sensors networks. BlackBerry's QNX subsidiary deals with all the major automobile manufacturers in the world and has 175 million connected cars using the QNX system.

  2.
  BlackBerry has completed the integration of Cylance and its BlackBerry end point management platform (UEM), and is now ready to tackle the cybersecurity and threat detection/prevention world, a market which is entirely compatible with BlackBerry's heritage and capabilities.

We continue to back John, as we extended the maturity of $323 million of our convertible debentures acquired in 2013 to 2023 with a reduced conversion price of $6 per share.

Global demand for healthy food fueled by population growth, changing consumer attitudes and rising incomes in emerging markets, particularly Asia, are providing excellent business fundamentals for our investment in AGT, a global food champion. Murad Al-Katib and his team are true innovators in developing and supplying plant-based and staple foods to retail, food service and the consumer products sector in over 100 countries around the world. AGT, acquired in 2019, delivered a strong performance in 2020, including 20% growth and record EBITDA.

In 2016 we invested $50 million into Davos Brands (a spirit company) for a 36% interest alongside David Sokol. In September 2020 the company was sold to Diageo: our cash proceeds were $59 million and we are eligible to receive additional consideration of up to $36 million, contingent on the brand performance over the next ten years. We hope to see these additional proceeds in the future. We wish Andrew Chrysomallis, Blake Spahn and the entire Davos management team the very best in the future.

Fairfax continues to jointly own Peak Achievement with our partner, Sagard Holdings led by Paul Desmarais III. Peak's core assets are Bauer, the leading hockey brand, and Easton, the number three manufacturing player in baseball. During 2020 Peak merged Easton with Rawlings, the clear number one manufacturer in baseball. The transaction resulted in $65 million cash paid to Peak, while retaining a 28% stake in Rawlings. Peak is now partnered with Rawlings' controlling shareholder, Seidler Equity Partners. Fairfax recognized a $15 million gain on the sale of Easton which closed just before year end. We are excited about the opportunities at Peak, driven by Ed Kinnaly and his team to focus on the core hockey business.

Fairfax has invested Cdn$74 million for its current 71% stake in the combined business of Golf Town and Sporting Life. Chad McKinnon and his team had an outstanding year. They manoeuvred through COVID-19 lockdowns and maximized results at Golf Town when the stores reopened while also making steady progress in re-aligning the Sporting Life franchise. Both Golf Town and Sporting Life have counter-seasonal aspects which help with working capital management and the combination of the two businesses has resulted in meaningful cost synergies. Also, Bill Gregson, former CEO of Recipe and The Brick, is now a consultant to Fairfax and brings significant retail expertise to our investments in Toys R Us, Ashleys and Kitchen Stuff Plus. He has been instrumental as we look to maximize the return from our various retail investments.

Commercial International Bank, in Egypt, continued to plow ahead despite the impact of COVID-19. Pre-provision profits grew more than 13%, NPLs are three times covered and the bank's capital adequacy ratio is among the highest in the world at 31%! Despite this, the shares are trading at 8 times earnings which is the lowest since the Arab Spring. Hisham Ezz El Arab retired after an unbelievable run at the bank for over 20 years. Under his management book value and earnings per share compounded by over 20% per annum and the bank did not raise capital once! We wish Hisham the best in his retirement. Hisham has left the bank in good hands with Hussein Abaza, who has been with the bank for 30 years, at the helm.

Resolute Forest Products purchased three sawmills in the southeastern United States in early 2020, which turned out to be very good timing. During the pandemic demand for lumber has been strong, causing the price to spike to historic highs. Resolute's share price rose from a low of $1.15 in March to recently trading above $9.50. In 2020 Resolute allocated capital to shareholders by repurchasing 6.9 million shares, or 8% of outstanding, at an average price of $4.28 per share. 2021 looks like a promising year for Resolute as lumber prices remain high, pulp prices show signs of strengthening and Resolute's tissue business continues to develop. Yves Laflamme, Resolute's CEO, announced his retirement after a very successful 40-year career at Resolute. We thank Yves for his contribution to Resolute and wish him the best in his retirement. Resolute has appointed Remi Lalonde as its new CEO. Remi has great experience from being Resolute's CFO but also has operating experience from managing Resolute's Thunder Bay pulp mill. We look forward to Remi's leadership at Resolute. Remi has strengthened the leadership team by hiring Hugues Simon as President of Wood Products and Sylvain Girard as CFO.

We have invested in BDT Capital Partners since its inception in 2009. Founded by Byron Trott, formerly of Goldman Sachs, BDT provides family and founder-led businesses with long term capital, has raised over $18 billion across its investment funds and manages more than $6 billion of co-investments from its global limited partner investor base. We have invested $647 million, have received cash distributions of $550 million and have a remaining year end market value of $631 million. This is an outstanding return over the long term, and we are looking forward to continuing our partnership going forward. A big thank you to Byron and the BDT team for these outstanding results.

We have an outstanding partnership with Kennedy Wilson, led by its founder and CEO Bill McMorrow and Bill's partners, Mary Ricks and Matt Windisch. Since we met them in 2010 we have invested $1,130 million in real estate, received cash proceeds of $1,054 million and still have real estate worth about $582 million. Our average annual realized return on completed projects is approximately 20%. We also own 9% of the company.

More recently we have been investing with Kennedy Wilson in first mortgage loans secured by high-quality real estate in the western United States, Ireland and the United Kingdom with a loan to value ratio of less than 60%. At the end of 2020 we had committed to mortgage loans of approximately $1.5 billion at an average yield of 5% and an average maturity of four years. We are very grateful to Bill and his team for a very profitable and enjoyable relationship.

Our preferred share and warrant investment in Altius Minerals continues to bear fruit. Led by founder Brian Dalton, Altius has built its mineral royalty business from scratch over the past 20 plus years and now has a market capitalization in excess of Cdn$600 million. In recent years, through an Altius subsidiary, Brian has successfully developed a royalty model for renewable energy projects which has been recently validated by a co-investment from Apollo and an IPO. The IPO values Altius' interest in the renewable royalty subsidiary at approximately Cdn$172 million which is in excess of 2 times the cost of Altius' investment. Although Altius' revenues were hard hit by the COVID-19 crisis in early 2020, the company is benefiting from the current substantial recovery in prices for commodities such as copper, iron ore and potash, as well as the growing interest in renewable energy and ESG-focused investments.

There were many business winners and losers created from the disruption caused by the pandemic. One interesting "win" happened at our investee Blue Ant Media led by Michael McMillan, the former CEO of Alliance Atlantis, which was looking for opportunities in the fast evolving media landscape. Blue Ant purchased a Los Angeles-based gaming company called Omnia Media, and in 2020 merged Omnia with Enthusiast Gaming, a TSX-listed gaming company, receiving as consideration mainly shares of Enthusiast priced at Cdn$1.65. Enthusiast shares have recently been trading above Cdn$8, a win-win for Blue Ant and Enthusiast.

Fairfax owns 44% of Exco, a U.S. oil and gas producer. Despite weak energy prices in 2020, Exco generated $128 million in EBITDA and $36 million in free cash flow. Net debt fell to $145 million (1.1 times EBITDA). Led by

Chairman John Wilder and CEO Hal Hickey, Exco achieved these results through high field level productivity and company-wide cost control. In December, Exco recorded its 73rd month without a lost time incident. Exco's Chairman, John Wilder, is a great partner. We are well served by his leadership.

Fairfax invested Cdn$200 million in debt yielding 6% per annum and warrants which yield Fairfax an implied ownership of 13% in Chorus Aviation, which operates Air Canada's Jazz regional airline business. Air Canada has a 9.6% stake in Chorus. There is no question that COVID-19 has been catastrophic for the airline industry. That said, Joe Randell and his team have done an outstanding job managing the cost structure of Jazz with its partner, Air Canada. Chorus is still being paid its fixed fee under the Air Canada contract. In addition, Chorus is currently seeing very exciting opportunities in the leasing space as all airlines, including the majors, look to move planes off their balance sheet. While our warrants are currently well out of the money (strike price Cdn$8.25 per share), we are confident the business of Chorus and its partner Air Canada will swiftly recover when travel once again resumes.

In 2017 Fairfax invested Cdn$100 million in preferred shares yielding 6% per annum, Cdn$50 million in senior secured debentures yielding 5% per annum and 17 million warrants of Mosaic, implying a fully diluted ownership of 61%. Chairman John Mackay and CEO Mark Gardhouse have done an outstanding job building a portfolio of established businesses in niche markets across western Canada and Ontario. Since our investment, Mosaic has generated approximately Cdn$70 million in free cash flow and in the very difficult 2020 year managed its western Canada businesses well.

We have some wonderful CEOs who run our Indian businesses which we have described earlier.

Last year at this time, it looked like the long drought in value investing was coming to an end. For the decade ended December 2019, value-oriented stocks had the worst ever relative decade versus growth stocks (particularly tech stocks) over the last 100 years. And then COVID-19 hit, and the NASDAQ went up 44% in 2020. The divergence in 2020 was the worst ever in a single year as the spread between growth and value indices averaged between 20 and 30 percentage points. Jeremy Grantham documents this well in his article "Waiting for the Last Dance". IPOs (including SPACs) in 2020 were back to the records set in 1999.

Current market conditions remind me of the phrase "Renaissance of Value", the title of a talk Ben Graham gave in 1974 after the demise of the Nifty Fifty – the growth stocks in the late 1960s and early 1970s that sold at P/Es of 50 - 100 times and higher – before they crashed in 1974, after which most never saw their 1972 highs for the next 15+ years. As Ben predicted, value stocks did extremely well over the next two decades.

More recently, we had the dot.com boom which peaked in 1999/2000. Many of you will remember Microsoft selling at $60 per share or 170x earnings in December 1999. A year later, in spite of record earnings, Microsoft was down 65%. It took Microsoft 16 years before it saw $60 again. Today, Microsoft sells at more than $234 (40 times earnings) as earnings have increased 16 times since 1999.

Cisco peaked on March 27, 2000 at $80 per share at 181 times earnings. One year later, it was down 80%. Today, 20 years later, Cisco still sells at $45 per share (16 times earnings), never having seen $80 again. This, in spite of earnings today being 6 times what they were in 1999.

Which brings us to the current period. Just recently, the FAANG stocks accounted for 25% of the S&P500 – never before have five stocks dominated the S&P500 index to that extent. Technology now accounts for about 40% of the S&P500 – a record only last seen in the dot.com era (37%).

Zoom had a market value of $130 billion – yes, $130 billion, with revenues of $2.7 billion. Shopify has a market cap in excess of Royal Bank even though Royal Bank earns more money annually than Shopify has revenue. Peloton has a market cap of $40 billion, Pinterest of $50 billion – companies which recently have gone public! And bitcoin hit $53,000 – a market value of $1 trillion – and I thought it was expensive at $19,000 in 2017. Massive speculation! And I can go on and on! As in the past, this will end - and it will not be pretty!

In March 2020, because of COVID-19, the whole world was shut down – more than 180 countries closed their economies, something that has never happened before! Because of testing, therapies and more recently, very effective vaccines, the world can see normalcy returning. This is the environment in which value stocks will thrive. We feel our best investing days are ahead of us.

Inflation and interest rates have been going down from the early 1980s – we may well have forgotten that they can go up, sometimes quickly and significantly. 10-year treasury rates have gone up from a historical low of 0.5% in 2020 to 1.5% recently. With high savings rates and significant pent up demand combined with U.S. President Biden's potential $1.9 trillion fiscal stimulus plan, we may see inflation and interest rates rise significantly. As I write this to you, commodity prices, especially copper, have gone up almost to decade highs. From current levels, a 100 basis point increase in rates for a 10-year treasury bond and a 30-year treasury bond results in a 9% and 22% decrease in the price of those bonds. These are very significant risks that we have reduced by having an average bond maturity of less than five years. For bond investors: caveat emptor!

Our team at Hamblin Watsa, under Wade Burton, had an excellent year in 2020. Shown below again are each of the portfolio managers, their years of service with Fairfax and their geographic areas of investment responsibility.

Hamblin Watsa Professionals	Years at Fairfax	Geography
Wade Burton and Lawrence Chin	12	United States and Canada
Reno Giancola	2	Canada
Jamie Lowry and Ian Kelly	5	Europe
Quinn McLean	10	Middle East and South Africa
Yi Sang	15	Asia
Gopal Soundarajan	17	India
Jeff Ware	11	South America

Wade and Lawrence had an excellent year in 2020 managing $1.5 billion in invested assets. They did so well that we will give them another $1.5 billion to manage in 2021. At that rate, they will soon be managing the whole portfolio! (No clapping please!)

All of our other portfolio managers also had excellent results in 2020, as we pursue our value-oriented philosophy across the world.

Our team at Hamblin Watsa also includes Wendy Teramoto, Peter Furlan, Paul Ianni and Davis Town, who all work with our portfolio managers. Roger Lace, Brian Bradstreet, Chandran Ratnaswami and I continue to manage the rest of the portfolio with much input from Wade and his team.

Miscellaneous

We maintained our dividend in 2020 at $10 per share. As I have mentioned to you before, we are focused on using our free cash flow, in excess of what we need for our business, to buy back stock so it is unlikely our dividend will be increased soon. Since we began paying dividends, we have paid cumulative dividends of $133 per share.

We have now operated Fairfax for 35 years with a very small team of exceptional officers who have great integrity, team spirit and no egos and are focused on protecting our company from unexpected downside risks and taking advantage of opportunities when they arise. On average, our Fairfax officers have been with Fairfax for 22 years. 2020 was a real life test as we all had to work from home and be responsible for our decentralized operations all over the world. Our small team did not miss a beat and performed admirably. As President Reagan said, "Anything is possible, if you don't care who gets the credit." Our company is built on trust with a long term focus.

As the COVID-19 pandemic hit in March/April 2020, we had a meeting with our presidents saying clearly that we wanted no layoffs in any of our insurance operations due to COVID-19 reasons – and we didn't. We have a responsibility for looking after our employees – and I must say, with much gratitude to our presidents, we met it!!

Also during the year, there were major demonstrations in the U.S. following George Floyd's death. While Fairfax and all our companies have been a great place to work, where we do not tolerate or condone any form of racism or discrimination, we still know that it has not been eradicated in society, even to this day! After events in the summer unfolded, many injustices in our society came to light. In Canada, Wes Hall wrote an article in the Globe and Mail saying, "When I look in the mirror, I see George Floyd." It resonated with me and I went and met Wes, who immigrated to Canada from Jamaica and founded a very successful business here. I decided it was time to step up to the plate and do something about it, so I joined him as he founded the Black North Initiative in Toronto to end systemic racism in Canada. To date 439 companies in Canada have signed the pledge to end systemic racism, a remarkable achievement in a short span of time, but our work has just begun!

I personally spoke to members of the Black community at our companies and established the Black Initiative Action Committee to look at how we could increase the participation of minorities in our company and grow opportunities at senior levels of management, including at the Board and officer level. Craig Pinnock, the CFO of Northbridge, is leading the charge with a representative from each of our six other major insurance companies. While there is much to be done, we are making headway and Fairfax should be a leading example of how one company at a time can make a difference.

As you know, we are building Fairfax for the next 100 years (long after I am gone, I think!!). Recently, I came across two books on long lived companies: "The Living Company, Habits for Survival in a Turbulent Business Environment" by Arie de Geus, and "Lessons from Century Club Companies, Managing for Long Term Success" by Vicki Tenhaken. They both make the point that companies that have survived for over 100 years have four characteristics:

  1.
  They are sensitive to the business environment, so that they always provide outstanding customer service.

  2.
  They have a strong culture - a strong sense of identity that encompasses not only the employees but also the community and everyone they deal with. Managers are chosen from the inside and considered stewards of the enterprise.

  3.
  They are decentralized, refraining from centralized control.

  4.
  They are conservatively financed, recognizing the advantage of having spare cash in the kitty.

Fairfax has many of these characteristics and we continue to build our company for the future.

As an aside, in the last 35 years we have written cumulative premiums of $175 billion, we are paying annual salaries and benefits to our employees all over the world of $1.8 billion, we have made cumulative donations of $239 million since we began our donations program in 1991 and yes, over the last 35 years we have paid cumulative taxes of $3.1 billion. When countries are business-friendly, I have found they succeed mightily. We are a small microcosm of what business does worldwide.

Last year, I mentioned that Bill McFarland had become the Lead Director of our Board and also Chair of our audit committee. Bill is doing an outstanding job for us and we benefit greatly from his advice.

We welcome David Johnston back to our Board after he spent seven years as Governor General of Canada and three years as our global advisor. David left our Board in 2010 to become Governor General of Canada. He was the best ambassador Canada ever had. Previously in his storied career, David has been President and Vice-Chancellor of the University of Waterloo and Principal and Vice-Chancellor of McGill University.

Since the inception of Fairfax in 1985, we have always been focused on a few things – the way we operate, the way we treat each other and the way we help our communities. Our management team and Board ensure that honesty and integrity are never compromised and that full disclosure is provided to all stakeholders. More than three decades and many acquisitions later, we now have 15,000 employees around the world thriving in our decentralized environment. I am pleased to say we have recently posted our first Environmental, Social, Governance (ESG) report on our website www.fairfax.ca where we demonstrate our practice of "doing good by doing well".

The health and well-being of our people is very important to us. They are our most important asset! I am happy to report that our companies responded extremely well to the health challenges created by COVID-19 during 2020. Our wonderful human resources professionals, led by their CEOs and supported by the fantastic team at Cleveland Clinic Canada, are working together to provide our people with the help, guidance and support they need through this difficult time. Daily updates, educational programs, wellness initiatives and webinars, second opinions and more are available across the group.

Our donations program continues to thrive across the communities all over the world where we do business. This year, in addition to our normal giving, we also donated $4 million to help with pandemic efforts in the areas most vulnerable within the countries where we do business. Our employees are all pitching in and having "fun", helping people less fortunate. In 2020, we donated $23 million, for a total of $239 million since we began our donations program in 1991. Over the 30 years since we began our donations program, our annual donations have gone up approximately 130 times at a compound rate of 18% per year. Allow me to highlight briefly just a few examples of our company donations:

Brit, through a charitable gift from Fairfax, donated £100,000 to become the founder donor to the Captain Tom Foundation, supporting health service across the UK. At the height of the pandemic, Brit also donated £10,000 to each of Childline, Compudopt, Refuge and The Silverline, directly supporting the most vulnerable in society, protecting against child abuse and domestic abuse, assisting the elderly in isolation and assisting children living in poverty. Brit continues to support its flagship initiative, the Soweto Academy, a school situated in the largest slum in Africa. In 2020, it donated $74,000 to provide additional services, equipment and PPE, so the Academy could continue its vital work, providing a safe haven from abuse and an education to help this generation escape the cycle of poverty.

The Northbridge Cares program focuses on empowering, educating and supporting Canadian youth at risk to reach their potential by partnering with six national organizations. In 2020, additional corporate donations were made to support youth impacted by the pandemic and by racial injustice. In addition, $3 million has been pledged to support Canadian small businesses to help ease the financial challenges faced as a result of the pandemic.

As a part of its philanthropy efforts, Zenith supports two organizations that tirelessly help young people from challenging or at-risk backgrounds. Thrive Scholars is a national organization that provides scholarships and mentoring programs designed for high-achieving low-income students of color before and throughout college. Visible Men Academy in Florida delivers high-quality academic, character and social education to meet the specific needs of at-risk elementary school boys. With support from Fairfax, Zenith also made donations specifically for COVID-19 relief efforts to Thrive Scholars to assist students displaced as a result of the closing of their colleges, and to two food banks in communities where it does business: Central California Food Bank in Fresno, California and All Faiths Food Bank in Sarasota, Florida.

Crum & Forster, believing that corporate social responsibility is at the heart of doing good business, helps a diverse group of charitable organizations through financial support and community service and engagement. In 2020, through corporate donations, matching gift programs and the employee-led Charitable Impact Committee, Crum & Forster donated $1.5 million, primarily to communities affected by COVID-19 where the economic impact of the pandemic hit the hardest. With the support of a charitable gift from Fairfax, Crum & Forster gave $200,000 to 13 food banks across the United States in the communities where its employees live and work. Additionally, donations were made to educational programs, organizations serving youth and many other programs affected by the disruption and financial uncertainty created by the pandemic.

The Odyssey Group Foundation supported numerous charitable organizations focused on worldwide disaster relief, cancer research, education and health and human services. In 2020, the Odyssey Group Foundation also donated over $1 million to support 70 global charities that were deeply impacted by COVID-19. In addition, the funds provided by Fairfax allowed them to direct $200,000 to Dr. Florian Krammer's COVID-19 antibody research at Mount Sinai Hospital in New York City.

In 2020, Allied World supported several charities and community service projects with a primary focus on education, healthcare and the arts, including continued support to the N.Y. Police and Fire Widows' & Children's Benefit Fund, the St. Baldrick's Foundation, Lincoln Center for the Performing Arts and the Spencer Educational Foundation. During this unusual year, it also supported Johns Hopkins Center for Health Security and Invisible Hands Deliver in order to aid in their COVID-19 related work.

RiverStone U.S. and UK quickly responded to COVID-19 pandemic-related community needs, collectively providing more than 5,400 meals to local hospitals and making monetary donations to numerous COVID-19 relief efforts. They contributed to organizations on the front lines of COVID-19 response, including local food banks and first responders. Additionally, RiverStone U.S. supported multiple community organizations and outreach efforts providing education, supporting veterans and helping with hunger abatement programs. RiverStone UK continued its ongoing commitment to support worthy local causes, contributing to organizations providing support services for sick children and those with disabilities, end of life care, mental health services, care for the homeless and Parkinson's disease research. RiverStone U.S. and UK continued their 3:1 charitable contribution plan, triple matching employee donations to the charities that matter most to them.

Through its subsidiaries, Fairfax Latam deployed a multitude of charitable initiatives aiming to assist communities impacted by the pandemic. Some of the benefited institutions were the Red Cross in Argentina; Fundación Las Rosas in Chile, which provides care of the most vulnerable and helpless elderly; Fundación Corazón Verde in Colombia, which aims to improve the quality of life of widows and orphans of the National Police; and Providencia in Uruguay, which provides education for low-income children. Fairfax Latam's employees participated in selecting institutions and contributing along with their companies.

Our operating companies in central and eastern Europe (Colonnade, ARX and Universalna) have been always supportive of their local communities, assisting, through voluntary activities and financial donations, various foundations focusing on children and parents without shelter, food banks, kindergartens and school renovations. In 2020, those companies increased their support and assisted hospitals and medical facilities involved in handling the pandemic with personal protection equipment.

Bryte Cares, which raised money through voluntary employee salary sacrifices and one-off donations which were matched by Bryte, as well as a generous donation by Fairfax, supported seven small tourist towns across South Africa with donations of food parcels to hundreds of families whose livelihoods were affected by the lockdown restrictions. Several schools in these communities were also provided with personal protective equipment. Bryte Cares also assisted 70 of its own employees whose families were affected by the pandemic by partnering with the Maharishi Institute to provide grocery store vouchers and support for other financial needs.

Fairfax Asia, through its operating companies and its employees, supported the fight against COVID-19 by funding the air ventilation system at the Infectious Disease Hospital in Sri Lanka, collaborating with a philanthropic institution in Indonesia to install antiseptic body chambers and hand wash stations in high COVID-19-prone zones and transporting and distributing personal protective equipment and food packs to front line workers and local communities where its employees live and work.

Last year, due to the pandemic, our annual meeting was held virtually, but I thought that in 2021 we would see you all once again in person. Unfortunately, given the situation that we still find ourselves in and for the safety of you and all our employees, we will be going virtual once again! I am however optimistic that with many new vaccines being administered around the world, we will return to normalcy and in 2022 will once again welcome you in person in Toronto.

The Fairfax Leadership Workshop continues to grow and develop our leaders of tomorrow. In 2020 we had to take a break as we were not able to have an in-person workshop, but we have identified many worthy candidates and will hold our next in-person workshop as soon as conditions permit.

This year we could not do our investor trip to India, but we will definitely look at resurrecting it as I believe that India, although hit by the pandemic like the rest of the world, is poised to make an historic comeback under the leadership of Prime Minister Modi, who has just released a very business-friendly budget. He is following through on his commitments towards privatization and asset monetization, making it clear that the government is pulling itself out of industry. We are well positioned to significantly grow our footprint and we would like to take you there so that you can see it for yourselves. More to come.

George Athanassakos, who runs a Value Investing Conference the day before our meeting that many of you have attended in the past, will do so again this year, albeit virtually. He unfortunately had to cancel last year's conference but has maintained all the excellent speakers for this year. This will be its ninth year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it – it is well worth your time to attend. Many who have attended have mentioned to me that it is one of the best of its kind, and this year's lineup of speakers is outstanding! This year's featured keynote speaker will be Howard Marks.

Similarly to last year, Fairfax India (of which many of you are also shareholders) will hold its annual meeting virtually at 2:00 p.m. on April 15. Details will be posted on the Fairfax India website.

Helios Fairfax Partners will hold its shareholders' meeting virtually on Wednesday, April 14 at 2:30 p.m. Details will be posted on its website.

So as we have done for the last 35 years, we look forward to you joining us (even though only virtually) for our shareholders' meeting where we will answer all your questions, and we look forward to 2022 when we expect to once again welcome all of you in person in Toronto. We are truly blessed to have long term loyal shareholders and I look forward to the opportunity of meeting you personally once again.

March 5, 2021

V. Prem Watsa
 Chairman and Chief Executive Officer

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Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors (the "Board").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 5, 2021

V. Prem Watsa Chairman and Chief Executive Officer	Jennifer Allen Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of reserves for incurred but not reported losses

As described in Notes 3, 4 and 8 to the consolidated financial statements, provision for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the Company establishes an appropriate reserve on its consolidated balance sheet to cover insured losses and related claims expenses for both reported and incurred but not reported (IBNR) losses as of each consolidated balance sheet date. Management determines the undiscounted reserves for IBNR losses based on assumptions that represent best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the consolidated balance sheet date but have not yet been reported. The Company's reserves for IBNR losses, net of reinsurance (IBNR reserves), as of December 31, 2020 were $13,471.7 million. Management has applied varying actuarial projection methodologies in the estimation of IBNR reserves, based on product line, type and extent of coverage. These methodologies require management to develop significant assumptions including: expected loss ratios, loss development patterns, claim frequencies and severities, exposure changes, expected reinsurance recoveries and trends.

The principal considerations for our determination that performing procedures relating to the estimation of IBNR reserves is a critical audit matter are (1) significant judgment required by management to determine the IBNR reserves; and (2) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of management's actuarial projection methodologies and significant assumptions including: expected loss ratios, loss development patterns, claims frequencies and severities, exposure changes, expected reinsurance recoveries and trends. In addition, our audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls over the Company's estimation of IBNR reserves, including controls over the selection of actuarial projection methodologies and the development of significant assumptions including: expected loss ratios, loss development patterns, claims frequencies and severities, exposure changes, expected reinsurance recoveries and trends. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the IBNR reserves by developing independent estimates and the remaining portion subjected to other procedures. Developing independent estimates involved: (i) selecting the actuarial projection methodologies; (ii) developing significant assumptions based on data provided by management; (iii) where there was limited historical data, consideration of market views and peer company benchmarking were used to further inform independent development of significant assumptions; and (iv) testing the completeness and accuracy of the data provided by management.

Valuation of private placement debt securities and private company preferred shares

As described in Notes 3 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as private placement debt securities measured at fair value of $858.3 million and private company preferred shares measured at fair value of $587.4 million as of December 31, 2020. Valuation of private placement debt securities and private company preferred shares use valuation techniques that depend on the type of investment. Management uses unobservable inputs, as there is little, if any, market activity in these instruments and no relevant observable inputs as at the measurement date. These securities are valued by management as follows: (i) private placement debt securities valued primarily using industry accepted discounted cash flow models that incorporate credit spreads of issuers as a significant unobservable input, and (ii) private company preferred shares valued primarily using discounted cash flow models that incorporate discount rates, long-term growth rates and revenue projections as significant unobservable inputs.

The principal considerations for our determination that performing procedures relating to the valuation of private placement debt securities and private company preferred shares is a critical audit matter are (1) significant judgment required by management in selecting the appropriate discounted cash flow models and determining the credit spreads, discount rates, long-term growth rates and revenue projections as significant unobservable inputs when developing the fair value of these investments; and (2) a high degree of auditor subjectivity and judgment in evaluating the audit evidence obtained relating to the valuation. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of private placement debt securities and private company preferred shares, including management review controls over the Company's selection and preparation of the discounted cash flow models and determination of significant unobservable inputs, including credit spreads, discount rates, long-term growth rates and revenue projections. These procedures also included, among others, for private placement debt securities, developing independent fair values to compare to those determined by management, and for private company preferred shares, evaluating the appropriateness of the cash flow model used and evaluating the reasonableness of the significant unobservable inputs, including discount rates, long-term growth rates and revenue projections. Professionals with specialized skill and knowledge were used, for private placement debt securities to develop independent fair values using industry-accepted valuation models and to assist in the evaluation of the Company's selection of the discounted cash flow model and determination of credit spreads as a significant unobservable input, and for private company preferred shares to assist in evaluating the appropriateness of the models used and the reasonableness of the significant unobservable inputs used in the models, including the discount rates, long-term growth rates and revenue projections. Evaluating the reasonableness of credit spreads as a significant unobservable input involved considering consistency with, as applicable: (i) current and past performance of the particular investment; (ii) relevant external market and industry data; and (iii) evidence obtained in other areas of the audit. Evaluating the reasonableness of discount rates and long-term growth rates as significant unobservable inputs involved considering the rates used for comparable companies and other company-specific information. Evaluating the reasonableness of revenue projections as significant unobservable inputs involved considering the underlying entity's historical financial performance and the current economic environment, considering external evidence and the degree of historical accuracy of management's assumptions and projections in achieving the forecasts, and considering other company-specific information of the underlying entity including benchmarking against peers and current market conditions. Further audit procedures included, among others, testing the completeness and accuracy of the underlying data used by management in the valuation process of the private placement debt securities and private company preferred shares.

Impairment assessment of Eurobank Ergasias Services & Holdings S.A. and Quess Corp Limited as investments in associates and joint ventures

As described in Notes 3, 4 and 6 to the consolidated financial statements, the market values of certain of the Company's investments in associates and joint ventures were $694.8 million lower than their carrying values as of December 31, 2020, of which Eurobank Ergasias Services & Holdings S.A. (Eurobank), an associate, and Quess Corp Limited (Quess), a joint venture, were $366.4 million and $192.1 million, respectively. This is considered an indicator of potential impairment. Impairment tests were performed by the Company using value in use (VIU) models to estimate the investments' recoverable amounts. The VIUs, based on multi-year free cash flow projections, exceeded the carrying values of the investments, resulting in no impairment. The VIU models are dependent on many assumptions. These assumptions, which are judgmental, are derived from a combination of management estimates, third party analysts' reports and market data. Significant judgments and assumptions are required to determine the discounted cash flows, including revenue projections for Quess, discount rates and long-term growth rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of investments in associates and joint ventures for Eurobank and Quess is a critical audit matter are (1) significant judgment by management in developing the significant assumptions, including revenue projections, discount rates, and long-term growth rates; and (2) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management's significant assumptions. The audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessment and management's preparation of discounted cash flow models including controls over the development of significant assumptions. These procedures also included, among others, testing management's process for determining the recoverable amount of each investment in associate or joint venture; evaluating the appropriateness of the models used; and evaluating the reasonableness of the significant assumptions including revenue projections, discount rates and long-term growth rates. Evaluating management's assumptions related to revenue projections for Quess involved considering the historical financial performance and the current economic environment, considering external evidence and the degree of historical accuracy of management's assumptions and projections in achieving forecasts, and considering other company-specific information including benchmarking against peers and current market conditions. Evaluating management's assumptions related to the long-term growth rates and discount rates involved considering the rates used for comparable companies and other company-specific information of the associate or joint venture. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models and the reasonableness of the significant assumptions for long-term growth rates and discount rates.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 5, 2021

We have served as the Company's auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2020 and December 31, 2019

	Notes	December 31, 2020	December 31, 2019
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $79.5; December 31, 2019 – $5.5)	3, 5, 27	1,252.2	975.5
Insurance contract receivables	10	5,816.1	5,435.0
Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $751.9; December 31, 2019 – $664.8)	5, 27	13,197.8	10,021.3
Bonds (cost $14,916.1; December 31, 2019 – $15,353.9)	5	15,734.6	15,618.1
Preferred stocks (cost $268.3; December 31, 2019 – $241.3)	5	605.2	578.2
Common stocks (cost $4,635.5; December 31, 2019 – $4,158.2)	3, 5	4,599.1	4,246.6
Investments in associates (fair value $4,154.3; December 31, 2019 – $4,521.7)	3, 5, 6	4,381.8	4,360.2
Investment in associate held for sale (fair value $729.5; December 31, 2019 – nil)	5, 6	729.5	–
Derivatives and other invested assets (cost $944.4; December 31, 2019 – $1,168.7)	5, 7	812.4	759.1
Assets pledged for derivative obligations (cost $196.1; December 31, 2019 – $146.7)	5, 7	196.4	146.9
Fairfax India (and Fairfax Africa at December 31, 2019) cash, portfolio investments and associates (fair value $2,791.0; December 31, 2019 – $3,559.6)	5, 6, 23, 27	1,851.8	2,504.6

		42,108.6	38,235.0

Assets held for sale	23	–	2,785.6
Deferred premium acquisition costs	11	1,543.7	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $686.8; December 31, 2019 – $637.3)	8, 9	10,533.2	9,155.8
Deferred income tax assets	3, 18	713.9	375.9
Goodwill and intangible assets	12	6,229.1	6,194.1
Other assets	13	5,857.2	6,007.3

Total assets		74,054.0	70,508.5

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2020	December 31, 2019
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	4,996.1	4,814.1
Derivative obligations (including at the holding company – $22.8; December 31, 2019 – $0.3)	5, 7	189.4	205.9
Liabilities associated with assets held for sale	23	–	2,035.1
Deferred income tax liabilities	3, 18	356.4	–
Insurance contract payables	10	2,964.0	2,591.0
Insurance contract liabilities	8	39,206.8	35,722.6
Borrowings – holding company and insurance and reinsurance companies	15	6,614.0	5,156.9
Borrowings – non-insurance companies	15	2,200.0	2,075.7

Total liabilities		56,526.7	52,601.3

Equity	16
Common shareholders' equity		12,521.1	13,042.6
Preferred stock		1,335.5	1,335.5

Shareholders' equity attributable to shareholders of Fairfax		13,856.6	14,378.1
Non-controlling interests		3,670.7	3,529.1

Total equity		17,527.3	17,907.2

		74,054.0	70,508.5

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2020 and 2019

	Notes	2020	2019
		(US$ millions except per share amounts)
Income
Gross premiums written	10, 25	19,125.9	17,511.2

Net premiums written	25	14,864.5	13,835.6

Gross premiums earned		17,898.8	16,611.0
Premiums ceded to reinsurers		(3,910.1)	(3,381.3)

Net premiums earned	25	13,988.7	13,229.7
Interest and dividends	5	769.2	880.2
Share of profit (loss) of associates	6	(112.8)	169.6
Net gains on investments	5	313.1	1,716.2
Gain on deconsolidation of insurance subsidiary	23	117.1	–
Other revenue	25	4,719.6	5,537.1

		19,794.9	21,532.8

Expenses
Losses on claims, gross	8	12,234.8	11,758.9
Losses on claims, ceded to reinsurers	9	(2,910.3)	(3,070.8)

Losses on claims, net	26	9,324.5	8,688.1
Operating expenses	26	2,536.5	2,476.3
Commissions, net	9	2,355.0	2,206.8
Interest expense	15	475.9	472.0
Other expenses	25, 26	4,858.9	5,456.9

		19,550.8	19,300.1

Earnings before income taxes		244.1	2,232.7
Provision for income taxes	18	206.7	261.5

Net earnings		37.4	1,971.2

Attributable to:
Shareholders of Fairfax		218.4	2,004.1
Non-controlling interests	16	(181.0)	(32.9)

		37.4	1,971.2

Net earnings per share	17	$6.59	$72.80
Net earnings per diluted share	17	$6.29	$69.79
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	26,447	26,901

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2020 and 2019

	Notes	2020	2019
		(US$ millions)
Net earnings		37.4	1,971.2

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		(139.7)	101.4
Losses on hedge of net investment in Canadian subsidiaries	7	(38.0)	(105.6)
Losses on hedge of net investment in European operations	7	(75.8)	(35.3)
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	6	67.4	(37.7)

		(186.1)	(77.2)
Net unrealized foreign currency translation losses reclassified to net earnings	23	188.7	–

		2.6	(77.2)

Items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	21	(67.5)	(69.3)
Share of net losses on defined benefit plans of associates	6	(51.1)	(41.3)

		(118.6)	(110.6)

Other comprehensive loss, net of income taxes		(116.0)	(187.8)

Comprehensive income (loss)		(78.6)	1,783.4

Attributable to:
Shareholders of Fairfax		103.0	1,857.7
Non-controlling interests		(181.6)	(74.3)

		(78.6)	1,783.4

	2020	2019
	(US$ millions)
Income tax (expense) recovery included in other comprehensive loss
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations	10.8	(4.3)
Share of other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	(10.0)	(7.3)

	0.8	(11.6)
Net unrealized foreign currency translation losses reclassified to net earnings	0.1	–

	0.9	(11.6)
Income tax on items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	20.8	29.8
Share of net losses on defined benefit plans of associates	5.3	6.5

	26.1	36.3

Total income tax recovery included in other comprehensive loss	27.0	24.7

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2020 and 2019
(US$ millions)

	Common shares(1)	Treasury shares at cost	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)(2)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2020	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2
Net earnings (loss) for the year	–	–	–	218.4	–	218.4	–	218.4	(181.0)	37.4
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	(117.2)	(117.2)	–	(117.2)	(22.5)	(139.7)
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(38.0)	(38.0)	–	(38.0)	–	(38.0)
Losses on hedge of net investment in European operations	–	–	–	–	(75.8)	(75.8)	–	(75.8)	–	(75.8)
Share of other comprehensive income of associates, excluding net losses on defined benefit plans	–	–	–	–	38.8	38.8	–	38.8	28.6	67.4
Net unrealized foreign currency translation losses reclassified to net earnings	–	–	–	–	188.7	188.7	–	188.7	–	188.7
Net losses on defined benefit plans	–	–	–	–	(66.0)	(66.0)	–	(66.0)	(1.5)	(67.5)
Share of net losses on defined benefit plans of associates	–	–	–	–	(45.9)	(45.9)	–	(45.9)	(5.2)	(51.1)
Issuances for share-based payments	–	56.7	(66.5)	–	–	(9.8)	–	(9.8)	(2.2)	(12.0)
Purchases and amortization for share-based payments (note 16)	–	(137.9)	84.3	–	–	(53.6)	–	(53.6)	5.5	(48.1)
Purchases for cancellation (note 16)	(85.2)	–	–	(15.7)	–	(100.9)	–	(100.9)	–	(100.9)
Common share dividends (note 16)	–	–	–	(275.7)	–	(275.7)	–	(275.7)	(165.6)	(441.3)
Preferred share dividends (note 16)	–	–	–	(44.0)	–	(44.0)	–	(44.0)	–	(44.0)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	92.9	92.9
Deconsolidation of subsidiaries (note 23)	–	9.5	(10.9)	(53.2)	28.0	(26.6)	–	(26.6)	282.3	255.7
Other net changes in capitalization (note 16)	–	–	2.5	(116.5)	0.1	(113.9)	–	(113.9)	110.3	(3.6)

Balance as of December 31, 2020	6,712.0	(732.8)	248.4	7,092.5	(799.0)	12,521.1	1,335.5	13,856.6	3,670.7	17,527.3

Balance as of January 1, 2019	6,859.0	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings (loss) for the year	–	–	–	2,004.1	–	2,004.1	–	2,004.1	(32.9)	1,971.2
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	118.3	118.3	–	118.3	(16.9)	101.4
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	(105.6)	(105.6)	–	(105.6)	–	(105.6)
Losses on hedge of net investment in European operations	–	–	–	–	(35.3)	(35.3)	–	(35.3)	–	(35.3)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	(17.6)	(17.6)	–	(17.6)	(20.1)	(37.7)
Net gains (losses) on defined benefit plans	–	–	–	–	(69.4)	(69.4)	–	(69.4)	0.1	(69.3)
Share of net losses on defined benefit plans of associates	–	–	–	–	(36.8)	(36.8)	–	(36.8)	(4.5)	(41.3)
Issuances for share-based payments	–	30.8	(35.6)	–	–	(4.8)	–	(4.8)	(0.3)	(5.1)
Purchases and amortization for share-based payments (note 16)	–	(104.4)	80.1	–	–	(24.3)	–	(24.3)	5.3	(19.0)
Purchases for cancellation (note 16)	(61.8)	–	–	(56.2)	–	(118.0)	–	(118.0)	–	(118.0)
Common share dividends (note 16)	–	–	–	(278.0)	–	(278.0)	–	(278.0)	(175.8)	(453.8)
Preferred share dividends (note 16)	–	–	–	(45.8)	–	(45.8)	–	(45.8)	–	(45.8)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	121.7	121.7
Deconsolidation of subsidiary (note 23)	–	–	–	–	–	–	–	–	(466.2)	(466.2)
Other net changes in capitalization (note 16)	–	–	(14.4)	(109.1)	–	(123.5)	–	(123.5)	(131.7)	(255.2)

Balance as of December 31, 2019	6,797.2	(661.1)	239.0	7,379.2	(711.7)	13,042.6	1,335.5	14,378.1	3,529.1	17,907.2

(1)
Includes multiple voting shares with a carrying value of $3.8 at January 1, 2019, December 31, 2019 and December 31, 2020.

(2)
Accumulated other comprehensive loss at December 31, 2019 of $711.7 included European Run-off's loss of $127.5 related primarily to net unrealized foreign currency translation losses (note 23).

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2020 and 2019

	Notes	2020	2019
		(US$ millions)
Operating activities
Net earnings		37.4	1,971.2
Depreciation, amortization and impairment charges	26	752.1	650.8
Net bond discount amortization		(11.5)	(116.3)
Amortization of share-based payment awards		84.3	80.1
Share of (profit) loss of associates	6	112.8	(169.6)
Net deferred income taxes	18	57.9	83.8
Net gains on investments	5	(297.9)	(1,691.0)
Gain on deconsolidation of insurance subsidiary	23	(117.1)	–
Loss on repurchase of borrowings	15	–	23.7
Net increase in fair value of investment property		(15.2)	(25.2)
Net purchases of securities classified at FVTPL	27	(2,336.2)	(366.7)
Changes in operating assets and liabilities	27	1,873.2	914.6

Cash provided by operating activities		139.8	1,355.4

Investing activities
Sales of investments in associates	6	139.8	323.8
Purchases of investments in associates	6	(29.8)	(772.1)
Net purchases of premises and equipment and intangible assets		(273.3)	(319.6)
Net purchases of investment property		(7.8)	(184.4)
Purchases of subsidiaries, net of cash acquired	23	–	(210.1)
Proceeds from sale of insurance subsidiary, net of cash divested	23	221.7	–
Cash divested on deconsolidation of non-insurance subsidiary	23	(97.4)	(41.6)

Cash used in investing activities		(46.8)	(1,204.0)

Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		645.0	456.5
Repayments		(0.3)	(326.7)
Net borrowings on insurance and reinsurance companies' revolving credit facilities		690.0	132.1
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		107.8	302.7
Repayments		(82.5)	(308.5)
Net borrowings (repayments) on revolving credit facilities and short term loans		60.5	(16.9)
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	3	(61.9)	(59.9)
Principal payments on lease liabilities – non-insurance companies	3	(164.6)	(166.1)
Subordinate voting shares:	16
Purchases for treasury		(137.9)	(104.4)
Purchases for cancellation		(100.9)	(118.0)
Common share dividends	16	(275.7)	(278.0)
Preferred share dividends	16	(44.0)	(45.8)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	23	218.2	44.7
Purchases of non-controlling interests	23	(251.2)	(151.4)
Dividends paid to non-controlling interests	16	(165.6)	(197.7)

Cash provided by (used in) financing activities		436.9	(837.4)

Increase (decrease) in cash and cash equivalents		529.9	(686.0)
Cash and cash equivalents – beginning of year		3,863.3	4,536.9
Foreign currency translation		73.9	12.4

Cash and cash equivalents – end of year	27	4,467.1	3,863.3

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	47
2.	Basis of Presentation	47
3.	Summary of Significant Accounting Policies	47
4.	Critical Accounting Estimates and Judgments	61
5.	Cash and Investments	63
6.	Investments in Associates	72
7.	Derivatives	78
8.	Insurance Contract Liabilities	81
9.	Reinsurance	85
10.	Insurance Contract Receivables and Payables	86
11.	Deferred Premium Acquisition Costs	87
12.	Goodwill and Intangible Assets	88
13.	Other Assets	90
14.	Accounts Payable and Accrued Liabilities	91
15.	Borrowings	92
16.	Total Equity	95
17.	Earnings per Share	99
18.	Income Taxes	100
19.	Statutory Requirements	103
20.	Contingencies and Commitments	104
21.	Pensions and Post Retirement Benefits	105
22.	Leases	106
23.	Acquisitions and Divestitures	107
24.	Financial Risk Management	110
25.	Segmented Information	129
26.	Expenses	137
27.	Supplementary Cash Flow Information	138
28.	Related Party Transactions	139
29.	Subsidiaries	141

Notes to Consolidated Financial Statements
for the years ended December 31, 2020 and 2019
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2020 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value, and non-current assets and disposal groups held for sale that have been measured at the lower of carrying value and fair value less costs to sell.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year are considered current, including the following balances: cash, short term investments, insurance contract receivables, investment in associate held for sale, assets held for sale, deferred premium acquisition costs, derivative obligations, liabilities associated with assets held for sale and insurance contract payables. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 5, 2021.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired, which is typically the acquisition date. The operating results of subsidiaries that are divested during the year are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2020 and 2019 based on individual holding companies' and subsidiaries' financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company's significant operating subsidiaries are identified in note 29.

Non-controlling interests – Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest's share of changes in the subsidiary's net earnings (loss) and capital. Effects of transactions with non-controlling interests are recorded in common shareholders' equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in operating expenses or other expenses in the consolidated statement of earnings as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit inclusive of its allocated goodwill to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in operating expenses or other expenses in the consolidated statement of earnings.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names and Lloyd's participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company's other investments in equity instruments. See "Determination of fair value" under the heading of "Investments" in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate's fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Investments in joint ventures

Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture's relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income (loss) and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.

Consolidated statement of cash flows

The company's consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company, subsidiary and Fairfax India (and Fairfax Africa at December 31, 2019) cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.

Classification – Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company's business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company's short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company's business model of maximizing total investment return on a fair value basis.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.

For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument's net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

Derecognition – An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

Bonds – Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked ("CPI-linked") and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets (and as a component of Fairfax Africa's portfolio investments at December 31, 2019). The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs that require management to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Fair values of CPI-linked derivative contracts received from third party broker-dealers are assessed by comparing the fair values to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporate market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currency of some of the company's subsidiaries (principally in Canada, the United Kingdom, India and other parts of Asia) differ from the consolidated group's U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.

Net investment hedge – The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a reporting period, except for those resulting from investments by owners or distributions to owners. Unrealized foreign currency translation amounts arising from the translation of foreign subsidiaries and associates and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries and associates are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on disposal of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) without recycling to the consolidated statement of earnings. Upon settlement of the defined benefit plan or disposal of the related subsidiary or associate, those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss), net of income taxes, is included on the consolidated balance sheet as a component of common shareholders' equity.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as premiums earned, net of premiums ceded, over the coverage terms of the underlying policies in accordance with the level of protection provided. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of broker commissions and premium taxes, are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Broker commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its run-off operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle unpaid claims that occurred on or before the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Those reserves include amounts for loss adjustment expenses, such as the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the current period consolidated statement of earnings in losses on claims, gross, and in losses on claims, ceded to reinsurers, as applicable. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR losses on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claims trends, severities and frequencies, exposure growth and other factors are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually reported and paid.

Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of number of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims affecting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjuster's estimate or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and with due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries and at the corporate level by the company's Chief Actuary. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external actuaries who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims, ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net, in the consolidated statement of earnings. Unearned premiums are reported on the consolidated balance sheet before reduction for premiums ceded to reinsurers. Reinsurers' portion of unearned premiums is included in recoverable from reinsurers on the consolidated balance sheet together with estimates of reinsurers' share of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital or other financial metrics that may affect the credit worthiness of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in operating expenses in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to or from the reinsurer. Contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable for reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Effective for tax years beginning after December 31, 2017, the United States enacted the base erosion and anti-abuse tax ("BEAT") on certain payments to foreign affiliates, and a U.S. tax on foreign earnings for certain global intangible low-taxed income ("GILTI"). The company recognizes charges related to BEAT and GILTI, if any, in the periods in which they are incurred, and does not include their impacts in measuring its deferred income tax assets and liabilities.

The consolidated balance sheet at December 31, 2020 presents separately the company's deferred income tax assets and deferred income tax liabilities. In prior years the consolidated balance sheet presented deferred income tax assets net of deferred income tax liabilities as deferred income tax liabilities were not considered material for separate presentation. Accordingly, comparatives have not been restated.

Assets held for sale, liabilities associated with assets held for sale and investment in associate held for sale

Non-current assets, disposal groups and investments in associates are classified as held for sale if their carrying amount will be recovered through sale rather than through continuing use. A disposal group consists of assets to be transferred as a group, liabilities directly related to those assets and any goodwill acquired in a business combination allocated to the disposal group if the disposal group is a cash-generating unit. Classification as held for sale requires that management be committed to the sale, the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition, and the sale is expected to be completed within one year from the date of classification.

Non-current assets, disposal groups and investments in associates classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

When a sale is expected to result in loss of control of a subsidiary, all of the subsidiary's assets and liabilities are classified as held for sale even if the company will retain an interest in its former subsidiary after the sale.

When an individual investment in associate or a portion thereof is to be sold, the portion to be sold is classified as held for sale. The equity method of accounting is no longer applied to the portion to be sold, and continues to be applied to the retained portion if there is significant influence.

Investment property

Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in other revenue, and direct expenses in other expenses.

Other assets

Other assets primarily consist of premises and equipment, right-of-use assets associated with leases, inventories, sales receivables and finance lease receivables of the non-insurance companies, prepaid expenses, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets and other miscellaneous receivables. Receivables are initially recognized at fair value less a provision for expected lifetime credit losses, and subsequently measured at amortized cost.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over the asset's estimated useful life. In the consolidated statement of earnings depreciation expense is charged to operating expenses by the insurance and reinsurance companies, and to other expenses by the non-insurance companies.

Other revenue

Other revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as sales receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.

Other expenses

Other expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities primarily consist of leases liabilities, trade payables of the non-insurance companies, accrued amounts for salaries and employee benefits, deferred revenue of the non-insurance companies, pension and post retirement liabilities, amounts withheld and accrued taxes, income taxes payable, accrued interest expense, legal fees, and other administrative costs. Accounts payable and accrued liabilities are initially recognized at fair value and subsequently measured at amortized cost.

Borrowings

Borrowings are initially recognized at fair value, net of incremental and directly attributable transaction costs, and subsequently measured at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method. Borrowings are derecognized when extinguished, with any gain or loss on extinguishment recognized in other expenses in the consolidated statement of earnings.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to fifteen years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans and supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. These contributions are charged to operating expenses by the insurance and reinsurance companies and to other expenses by the non-insurance companies in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses on plan liabilities, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss). Remeasurements are not recycled to the consolidated statement of earnings and are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Leases

Lessees – The company, primarily through its non-insurance companies, is a lessee under various leases related principally to premises, automobiles and equipment.

A right-of-use asset and a lease liability are recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company's incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.

Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset's useful life, with depreciation expense recorded as operating expenses or other expenses in the consolidated statement of earnings, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.

Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures. Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.

Lessors – The company, primarily through its non-insurance companies, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.

Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included in other assets on the consolidated balance sheet. Interest revenue earned on finance lease receivables is included in other revenue in the consolidated statement of earnings.

Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.

New accounting pronouncements adopted in 2020

COVID-19-related Rent Concessions (Amendment to IFRS 16)

The amendment to IFRS 16 Leases provides an optional practical expedient for lessees so that rent concessions received as a direct consequence of the COVID-19 pandemic do not have to be accounted for as lease modifications under IFRS 16. Early adoption of the amendment on April 1, 2020 in accordance with the applicable transition provisions did not have a significant impact on the company's consolidated financial statements.

Conceptual Framework for Financial Reporting ("Conceptual Framework")

The revised Conceptual Framework includes revised definitions of an asset and a liability, and new guidance on measurement, derecognition, presentation and disclosure. It does not constitute an accounting pronouncement and did not result in any immediate change to IFRS, and will be used by the IASB and IFRS Interpretations Committee in setting future standards. Adoption of the revised Conceptual Framework on January 1, 2020 did not have an impact on the company's consolidated financial statements. The revised Conceptual Framework will apply when the company has to develop an accounting policy for an issue not addressed by IFRS.

Definition of a Business (Amendments to IFRS 3)

The amendments to IFRS 3 Business Combinations narrow the definition of a business and clarify the distinction between a business combination and an asset acquisition. Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)

The amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarify the definition of "material". Prospective adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7

The amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures modify specific hedge accounting requirements so that those requirements are applied assuming that a hedge is not altered when an interest rate benchmark such as LIBOR is replaced with an alternative reference rate. Adoption of these amendments on January 1, 2020 did not have a significant impact on the company's consolidated financial statements.

New accounting pronouncements issued but not yet effective

The following new standards and amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2020. The company does not expect to adopt them in advance of their effective dates.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable. The company's adoption of IFRS 17 continues to focus on implementing information technology systems to conduct a parallel run in 2022. The company is currently evaluating the impact that IFRS 17 will have on its consolidated financial statements.

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

On August 27, 2020 the IASB issued amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases to address financial statement impacts and practical expedients when an existing interest rate benchmark such as LIBOR is replaced with an alternative reference rate. The amendments are effective for annual periods beginning on or after January 1, 2021 and are to be applied retrospectively without restatement of prior periods. The amendments are not expected to have a significant impact on the company's consolidated financial statements.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020 the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the types of costs an entity includes in determining the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts for which the entity has not yet fulfilled all its obligations at the time of adoption. Comparatives are not restated and instead the cumulative effect of applying the amendments is recognized as an adjustment to opening equity at the date of initial application. The amendments are not expected to have a significant impact on the company's consolidated financial statements.

Reference to the Conceptual Framework (Amendments to IFRS 3)

On May 14, 2020 the IASB issued amendments to IFRS 3 Business Combinations to replace a reference to the Framework for the Preparation and Presentation of Financial Statements with a reference to the current Conceptual Framework for Financial Reporting that was issued in March 2018. The amendments also add an exception to the recognition principle of IFRS 3 for liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies and further clarify that an acquirer does not recognize contingent assets acquired in a business combination. The amendments are applied prospectively to all business combinations on or after January 1, 2022 and are not expected to have a significant impact on the company's consolidated financial statements.

Annual Improvements to IFRS Standards 2018 – 2020

On May 14, 2020 the IASB issued amendments to certain IFRS Standards as a result of its annual improvements project, which included an amendment to IFRS 9 Financial Instruments to clarify which fees are considered when assessing whether to derecognize a financial liability and an amendment to an illustrative example accompanying IFRS 16 Leases to clarify the treatment of lease incentives. The amendment to IFRS 9 is applied prospectively on or after January 1, 2022 and is not expected to have a significant impact on the company's consolidated financial statements. Immediate adoption of the amendment to IFRS 16 did not have a significant impact on the company's consolidated financial statements.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements ("IAS 1") to clarify the criteria for classifying a liability as non-current which was to be applied retrospectively on or after January 1, 2022. On July 15, 2020 the IASB deferred the effective date of those amendments by one year to annual periods beginning on or after January 1, 2023. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.

Comparatives

Classification of investment – At December 31, 2019 the company had accounted for its 30.5% equity interest in Eurobank Ergasias Services & Holdings S.A. ("Eurobank"), a financial services provider in Greece listed on the Athens Stock Exchange, as a common stock at fair value through profit and loss on the consolidated balance sheet, with an additional 1.9% equity interest included in assets held for sale. Classification as a common stock was principally due to having judged the Hellenic Financial Stability Fund, a Greek regulatory entity with a minority shareholding in Eurobank, as holding certain veto rights that precluded the company from exercising significant influence from December 19, 2019 when regulatory restrictions on the company's voting rights in Eurobank were removed.

During the first quarter of 2020 the company concluded that it obtained significant influence over Eurobank on December 19, 2019 upon becoming able to exercise its full voting rights and corrected its accounting by revising the comparatives to apply the equity method of accounting to its investment in Eurobank for the last thirteen days of its fiscal year ended December 31, 2019. As the previously reported carrying value of Eurobank at December 31, 2019 of $1,164.4 was not significantly different from that which would have been reported under the equity method of accounting, the company reclassified its investment in Eurobank from holding company cash and investments of $123.4 and common stocks of $1,041.0 to investments in associates on the consolidated balance sheet at December 31, 2019. Accordingly, comparatives at December 31, 2019 in the notes to these consolidated financial statements reflect that reclassification.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: determination of fair value for financial instruments in note 5; carrying value of associates in note 6; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. The broad effects of the COVID-19 pandemic on the company are described in note 24 and the effects on the company's development of critical estimates during 2020 are described below.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are estimated based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as of each balance sheet date. The assumptions underlying the estimation of provisions for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Insurance contracts" section of note 3 and the "Underwriting Risk" section of note 24, and the historic development of the company's insurance liabilities are presented in note 8.

Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy

Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. While the company's valuation techniques for Level 3 financial instruments remained unchanged during 2020, the development of unobservable inputs included added estimation uncertainty due to the global economic disruption caused by the ongoing COVID-19 pandemic. Estimates of the amount and timing of future cash flows, discount rates, growth rates and other inputs incorporated into fair value measurements of Level 3 financial instruments are inherently more difficult to determine due to the unpredictable duration and impacts of the COVID-19 pandemic, including further actions that may be taken by governments to contain it and the timing of the re-opening of the economy in various parts of the world. The company has assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions have been incorporated into the company's valuations of Level 3 financial instruments primarily through wider credit spreads and higher discount rates, as applicable, compared to those applied at December 31, 2019. See note 5 for details of the company's Level 3 financial instruments. Additional volatility in the fair values of Level 3 financial instruments may arise in future periods if actual results differ materially from the company's estimates.

Determination of recoverable amounts of investments in associates and joint ventures

Investments in associates and joint ventures are assessed for impairment by comparing the carrying value of an associate or joint venture to its recoverable amount. The company typically uses discounted cash flows to estimate the recoverable amount of an associate or joint venture that requires a value-in-use model. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates, working capital requirements, annual capital expenditures and cash taxes payable. As described in the preceding section, those assumptions were inherently more difficult to determine due to the unpredictable duration and impacts of the COVID-19 pandemic. The company assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions were incorporated into the company's discounted cash flows used to determine recoverable amounts primarily through higher discount rates compared to those applied at December 31, 2019. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of investments in associates and joint ventures, including any impairment losses recorded in the consolidated statement of earnings, are presented in note 6. Additional volatility in the recoverable amounts of investments in associates and joint ventures may arise in future periods if actual results differ materially from the company's estimates.

Impairment assessments of goodwill and indefinite-lived intangible assets

Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit ("CGU") or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches are used when applicable. Significant judgements and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and working capital requirements, and also (i) for goodwill, premiums, investment returns, revenues and expenses, and (ii) for indefinite-lived intangible assets, premiums, revenues and royalty rates. The company assumed that the economic impacts of COVID-19 will remain for the duration of government mandated restrictions by jurisdiction as currently known, with gradual lifting of those restrictions. The uncertainty in those assumptions were incorporated into the company's discounted cash flows used to determine recoverable amounts primarily through higher discount rates compared to those applied at December 31, 2019. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12. Additional volatility in the recoverable amounts of goodwill and indefinite-lived intangible assets may arise in future periods if actual results differ materially from the company's estimates.

Determination of significant influence, joint control and control

The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company's proportion of the investee's voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company's investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 23 and subsidiaries are presented in note 29. During 2020 the company exercised judgment in determining its loss of control of Fairfax Africa, and its joint control of RiverStone Barbados, as described in note 23.

Business combinations

Accounting for business combinations requires estimates of fair value for the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including third party valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill or gain on bargain purchase recognized. The company has up to one year from the acquisition date to finalize its determination of fair values for a business combination if needed. Details of business combinations are presented in note 23.

Recoverability of deferred income tax assets

Management exercises judgment in assessing recent and expected profitability of operating companies and their ability to realize recorded income tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies. Details of deferred income tax assets are presented in note 18.

5.    Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates, investment in associate held for sale and other invested assets.

	December 31, 2020	December 31, 2019
Holding company
Cash and cash equivalents(1)	280.0	183.9
Short term investments	159.2	128.3
Bonds	457.2	395.9
Preferred stocks	4.7	4.7
Common stocks(2)	123.7	173.5
Derivatives (note 7)	147.9	83.7

	1,172.7	970.0

Assets pledged for derivative obligations:
Short term investments	79.5	2.8
Bonds	–	2.7

	79.5	5.5

Holding company cash and investments as presented on the consolidated balance sheet	1,252.2	975.5
Derivative obligations (note 7)	(22.8)	(0.3)

	1,229.4	975.2

Portfolio investments
Cash and cash equivalents(1)	4,886.5	3,954.5
Short term investments	8,311.3	6,066.8
Bonds	15,734.6	15,618.1
Preferred stocks	605.2	578.2
Common stocks(2)	4,599.1	4,246.6
Investments in associates (note 6)	4,381.8	4,360.2
Investment in associate held for sale (note 6)	729.5	–
Derivatives (note 7)	234.8	202.7
Other invested assets(3)	577.6	556.4

	40,060.4	35,583.5

Assets pledged for derivative obligations:
Short term investments	113.9	72.4
Bonds	82.5	74.5

	196.4	146.9

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(1)	90.2	104.7
Bonds	21.0	124.1
Common stocks	412.3	359.7
Investments in associates (note 6)	1,328.3	1,391.3

	1,851.8	1,979.8

Fairfax Africa cash, portfolio investments and associates:(4)
Cash and cash equivalents(1)	–	86.2
Short term investments	–	104.0
Bonds	–	100.1
Investments in associates (note 6)	–	232.9
Derivatives (note 7)	–	1.6

	–	524.8

Portfolio investments as presented on the consolidated balance sheet	42,108.6	38,235.0
Derivative obligations (note 7)	(166.6)	(205.6)

	41,942.0	38,029.4

Total investments, net of derivative obligations	43,171.4	39,004.6

(1)
Includes aggregate restricted cash and cash equivalents at December 31, 2020 of $789.6 (December 31, 2019 – $691.5). See note 27.

(2)
Includes aggregate investments in limited partnerships with a carrying value at December 31, 2020 of $1,935.9 (December 31, 2019 – $2,056.8).

(3)
Comprised primarily of investment property.

(4)
The company deconsolidated Fairfax Africa on December 8, 2020 pursuant to the transaction described in note 23.

Restricted cash and cash equivalents at December 31, 2020 of $789.6 (December 31, 2019 – $691.5) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. At December 31, 2019 European Run-off's restricted cash and cash equivalents of $58.2 were included in assets held for sale on the consolidated balance sheet. Refer to note 27 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2020	December 31, 2019
Regulatory deposits(1)	4,781.0	4,667.4
Security for reinsurance and other(1)	1,245.7	1,106.7

	6,026.7	5,774.1

(1)
Excludes European Run-off's regulatory deposits of $71.7 and security for reinsurance and other of $65.5 at December 31, 2019 that were included in assets held for sale on the consolidated balance sheet (note 23).

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2020 bonds containing call, put and both call and put features represented $7,155.0, $1.3 and $1,075.8 respectively (December 31, 2019 – $3,415.4, $2.6 and $952.7) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5) that economically hedge the company's exposure to interest rate risk as described in note 7. The decrease in the company's holdings of bonds due in 1 year or less was primarily due to net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for proceeds of $2,521.5 and $626.0 and the deconsolidation of bonds held by Fairfax Africa (note 23). The proceeds from those sales were primarily re-invested into $2,071.9 of short to mid-dated high quality corporate bonds, which increased the company's holdings of bonds due after 1 year through 5 years, and into U.S. treasury, Canadian provincial and Canadian government short-term investments. The decrease in the company's holdings of bonds due after 10 years was primarily due to net sales of India government bonds.

	December 31, 2020		December 31, 2019
	Amortized cost(1)	Fair value(1)	Amortized cost(2)	Fair value(2)
Due in 1 year or less	4,968.1	4,935.3	8,158.1	8,206.3
Due after 1 year through 5 years	9,378.4	10,096.9	5,872.8	5,980.8
Due after 5 years through 10 years	654.2	718.5	1,227.6	1,242.3
Due after 10 years	419.2	544.6	784.9	886.0

	15,419.9	16,295.3	16,043.4	16,315.4

Pre-tax effective interest rate		3.2%		3.6%

(1)
Includes bonds held by the holding company and Fairfax India. On December 8, 2020 Fairfax Africa was deconsolidated pursuant to the transaction described in note 23.

(2)
Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2020				December 31, 2019
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents(1)	5,256.7	–	–	5,256.7	4,329.3	–	–	4,329.3

Short term investments:
Canadian government	638.1	–	–	638.1	373.9	–	–	373.9
Canadian provincials	1,002.9	–	–	1,002.9	755.3	–	–	755.3
U.S. treasury	6,343.3	–	–	6,343.3	3,154.4	–	–	3,154.4
Other government	266.7	234.9	–	501.6	220.6	155.2	–	375.8
Corporate and other	–	178.0	–	178.0	–	1,714.9	–	1,714.9

	8,251.0	412.9	–	8,663.9	4,504.2	1,870.1	–	6,374.3

Bonds:
Canadian government	–	16.5	–	16.5	–	664.4	–	664.4
Canadian provincials	–	49.9	–	49.9	–	2.9	–	2.9
U.S. treasury	–	3,058.4	–	3,058.4	–	5,610.8	–	5,610.8
U.S. states and municipalities	–	378.2	–	378.2	–	216.5	–	216.5
Other government	–	944.0	–	944.0	–	1,656.0	–	1,656.0
Corporate and other(2)	–	10,074.1	1,774.2	11,848.3	–	6,744.7	1,420.1	8,164.8

	–	14,521.1	1,774.2	16,295.3	–	14,895.3	1,420.1	16,315.4

Preferred stocks:
Canadian	–	12.2	93.0	105.2	–	8.4	82.5	90.9
U.S.	–	–	17.0	17.0	–	–	5.0	5.0
Other(3)	10.3	–	477.4	487.7	5.3	–	481.7	487.0

	10.3	12.2	587.4	609.9	5.3	8.4	569.2	582.9

Common stocks:
Canadian	802.5	108.7	181.5	1,092.7	577.9	103.7	114.8	796.4
U.S.	485.1	32.0	998.8	1,515.9	360.6	33.2	1,029.3	1,423.1
Other(4)	1,250.8	338.4	937.3	2,526.5	1,125.1	397.8	1,037.4	2,560.3

	2,538.4	479.1	2,117.6	5,135.1	2,063.6	534.7	2,181.5	4,779.8

Derivatives and other invested assets	–	237.4	722.9	960.3	–	80.1	764.3	844.4

Derivative obligations (note 7)	–	(164.1)	(25.3)	(189.4)	–	(205.9)	–	(205.9)

Holding company cash and investments and portfolio investments measured at fair value	16,056.4	15,498.6	5,176.8	36,731.8	10,902.4	17,182.7	4,935.1	33,020.2

	43.7%	42.2%	14.1%	100.0%	33.0%	52.0%	15.0%	100.0%

Investments in associates (note 6)(4)(5)	3,073.8	17.7	4,059.8	7,151.3	3,147.3	19.4	4,034.2	7,200.9

(1)
Includes restricted cash and cash equivalents of $789.6 at December 31, 2020 (December 31, 2019 – $691.5). See note 27.

(2)
Included in Level 3 are the company's investments in mortgage loans at December 31, 2020 of $775.4 (December 31, 2019 – $232.0) secured by real estate primarily in the U.S., Europe and Canada.

(3)
Primarily comprised of the company's investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited ("Digit"). The company also holds a 49.0% equity interest in Digit as described in note 6.

(4)
The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a Level 1 common stock as described in note 3.

(5)
The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of RiverStone Barbados which is held for sale at December 31, 2020 pursuant to the transaction described in note 23.

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2020 and 2019 there were no significant transfers of financial instruments between Level 1 and Level 2, and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.

	2020
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares	Common shares	Private equity funds(1)	Total
Balance – January 1	1,846.7	1,420.1	764.3	569.2	205.6	129.2	4,935.1
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	155.9	99.3	(100.4)	(3.0)	27.4	(1.0)	178.2
Purchases	198.1	1,012.8	44.2	20.7	14.3	–	1,290.1
Transfer out of category due to change in accounting treatment(2)	–	(149.3)	–	–	–	–	(149.3)
Sales and distributions	(392.8)	(474.6)	–	(0.1)	(8.0)	(18.8)	(894.3)
Transfer out of category	(44.4)	–	–	–	–	–	(44.4)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	3.4	12.5	(0.6)	0.6	0.6	1.4	17.9
Deconsolidation of non-insurance subsidiary (note 23)	–	(146.6)	(9.9)	–	–	–	(156.5)

Balance – December 31	1,766.9	1,774.2	697.6	587.4	239.9	110.8	5,176.8

	2019
	Limited partnerships and other(1)	Private placement debt securities	Derivatives and other invested assets	Private company preferred shares		Common shares	Private equity funds(1)	Total
Balance – January 1	1,810.7	1,992.9	476.7	255.7		668.0	170.0	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	136.0	(159.8)	195.9	374.3		132.0	29.9	708.3
Purchases	196.6	424.5	195.3	49.0		25.5	–	890.9
Sales and distributions	(251.9)	(806.6)	(109.2)	(108.7)	(4)	(45.4)	(67.4)	(1,389.2)
Transfer out of category	(39.0)	–	–	–		(574.3) (3)	–	(613.3)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	6.8	23.3	5.8	(1.1)		(0.2)	(3.3)	31.3
Assets held for sale (note 23)	(12.5)	(54.2)	(0.2)	–		–	–	(66.9)

Balance – December 31	1,846.7	1,420.1	764.3	569.2		205.6	129.2	4,935.1

(1)
Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.

(2)
On July 1, 2020 the company derecognized its investment in Farmers Edge convertible debentures pursuant to the consolidation of Farmers Edge as described in note 6.

(3)
During 2019 the company's investment in ICICI Lombard common stock was transferred from Level 3 to Level 1 as the Indian regulatory selling restriction on the company's holdings was removed. Accordingly, the company ceased applying a discount for lack of marketability (an unobservable key valuation input) to the traded market price of those holdings. Subsequently in 2019 the company sold its remaining 9.9% equity interest in ICICI Lombard.

(4)
On April 17, 2019 the company derecognized its investment in AGT preferred shares of $108.7 pursuant to the acquisition of AGT as described in note 23.

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company's significant Level 3 financial assets at December 31, 2020:

				Input range used
			Significant unobservable input			Effect on fair value if input value is increased(a)
	Carrying value	Valuation technique
Asset class				Low	High
Limited partnerships and other(b)(1)	1,748.6	Net asset value	Net asset value	N/A	N/A	Increase
Private placement debt securities(c)(2)	858.3	Discounted cash flow	Credit spread	1.8%	29.5%	Decrease
Mortgage loans(c)(3)	775.4	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	2.1%	4.9%	Decrease
Investment property(d)(4)	488.0	Income capitalization and/or sales comparison	Terminal capitalization rate Discount rate Market rent growth rate	6.8% 7.1% 2.5%	7.5% 9.3% 3.0%	Decrease Decrease Increase
Investment property(d)(5)	50.9	Sales comparison	Price per acre (Cdn$ thousands)	15.0	170.0	Increase
Warrants(d)(6)	133.2	Option pricing model	Equity volatility	31.2%	55.1%	Increase
CPI-linked derivatives(d)(7)	2.8	Option pricing model	Inflation volatility	0.0%	3.3%	Increase
Private company preferred shares(e)(8)	475.1	Discounted cash flow	Discount rate	11.5%	11.5%	Decrease
			Long term growth rate	6.0%	6.0%	Increase
			Discount for lack of marketability	10.5%	10.5%	Decrease
Private placement preferred shares(e)(9)	71.6	Discounted cash flow	Credit spread	4.2%	4.2%	Decrease
Common shares(b)(10)	80.9	Market comparable	Book value multiple	1.5	1.5	Increase
Private equity funds(b)(1)	45.0	Net asset value	Net asset value	N/A	N/A	Increase
Private equity funds(b)(10)	65.6	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Other	381.4	Various	Various	N/A	N/A	N/A

Total	5,176.8

(a)
Decreasing the input value would have the opposite effect on the estimated fair value.

(b)
Included in holding company cash and investments or common stocks on the consolidated balance sheet.

(c)
Included in holding company cash and investments or bonds on the consolidated balance sheet.

(d)
Included in holding company cash and investments or derivatives and other invested assets on the consolidated balance sheet.

(e)
Included in preferred stocks on the consolidated balance sheet.

(1)
Limited partnerships and other, and certain private equity funds, are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months' notice to liquidate or redeem. At December 31, 2020 limited partnerships and other consisted of 51 investments, the three largest being $299.5 (beverage manufacturing), $191.8 (industrials) and $146.4 (oil and gas extraction) (December 31, 2019 – 49 investments, the three largest being $482.3 (beverage manufacturing), $128.9 (primarily household appliance manufacturing) and $128.3 (industrials)). By increasing (decreasing) net asset values at December 31, 2020 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $174.9, and the fair value of the private equity funds would collectively increase (decrease) by $4.5.

(2)
At December 31, 2020 these private placement debt securities were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers, and consisted of 10 investments, the largest being $438.6 (software publishers) (December 31, 2019 – 16 investments, the largest being $442.1 (software publishers)). By increasing (decreasing) the credit spreads applied at December 31, 2020 by 100 basis points, the fair value of this asset class would collectively decrease by $17.7 (increase by $14.8).

(3)
At December 31, 2020 these mortgage loans consisted of 22 investments, the largest being $111.5 (December 31, 2019 – 6 investments, the largest being $108.1). By increasing (decreasing) the credit spreads applied at December 31, 2020 by 100 basis points, the fair value of this asset class would not change significantly primarily due to the short term nature of these instruments.

(4)
These investment property were valued by third party appraisers using industry accepted income capitalization and/or sales comparison approaches that incorporated unobservable capitalization rates, discount rates and market rent growth rates.

(5)
These investment property were valued using an industry accepted direct sales comparison approach that incorporated unobservable recent sale prices per acre for comparable properties in similar locations.

(6)
These warrants were valued using industry accepted option pricing models that incorporated unobservable long-dated equity volatilities. A higher equity volatility generally results in a higher fair value due to the higher probability of obtaining a greater return from the warrant. By increasing (decreasing) equity volatilities applied at December 31, 2020 by 10%, the fair value of these warrants would collectively increase by $22.7 (decrease by $23.5).

(7)
CPI-linked derivatives were valued using broker-dealer quotes that applied observable inputs except for unobservable inflation volatilities.

(8)
These private company preferred shares were valued using an industry accepted discounted cash flow model that incorporated an unobservable discount rate and long term growth rate. As the company is restricted from selling the preferred shares for a specified period a discount for lack of marketability was also applied using an industry accepted option pricing model that incorporated unobservable long-dated equity volatilities. At December 31, 2020: by increasing (decreasing) the discount rate applied by 0.5%, the fair value of the preferred shares would decrease by $45.1 (increase by $54.2); by increasing (decreasing) the long term growth rate applied by 0.25%, the fair value of the preferred shares would increase by $17.4 (decrease by $15.8); by increasing (decreasing) the equity volatility applied by 10%, the option value would increase (decrease) and the fair value of the preferred shares would decrease by $25.9 (increase by $25.8).

At December 31, 2019 these private company preferred shares were valued using the transaction price. As the company was restricted from selling for a specified period, a discount for lack of marketability was applied using an industry accepted option pricing model that incorporated market unobservable long-dated equity volatilities.

(9)
These private placement preferred shares were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the preferred shares. By increasing (decreasing) the credit spreads applied at December 31, 2020 by 100 basis points, the fair value of this asset class would decrease by $8.2 (increase by $8.4).

(10)
These common shares and private equity funds were valued using various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, such investments are classified as Level 3 because the valuation multiples applied by the company were adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit (losses) of associates

	2020	2019
Interest income:
Cash and short term investments	104.1	156.5
Bonds	557.4	618.0
Derivatives and other invested assets	55.0	51.8

	716.5	826.3

Dividends:
Preferred stocks	4.3	11.2
Common stocks	73.5	82.5

	77.8	93.7

Investment expenses	(25.1)	(39.8)

Interest and dividends	769.2	880.2

Share of profit (losses) of associates(1)	(112.8)	169.6

(1)
Includes impairment charges recorded on investments in associates during 2020 of $240.3 (2019 – $211.2) as described in note 6.

Net gains (losses) on investments

	2020				2019
	Net realized gains (losses)(1)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Bonds	112.1		593.5	705.6	(59.6)	(8)(9)	258.1	(8)(9)	198.5
Preferred stocks	–		10.0	10.0	(23.4)		397.3	(10)	373.9
Common stocks	243.7		(212.4)	31.3	548.0	(11)	377.9	(11)	925.9

	355.8		391.1	746.9	465.0		1,033.3		1,498.3

Derivatives:
Equity total return swaps – short positions	(613.2)	(2)	84.6	(528.6)	48.2	(2)	(93.2)		(45.0)
Equity total return swaps – long positions	207.4	(2)	118.2	325.6	(34.5)	(2)	55.0		20.5
Equity warrant forward contracts	–		–	–	83.8	(3)	(38.4)	(3)	45.4
Equity warrants and options	(1.6)		(54.7) (3)	(56.3)	(4.7)		128.6	(3)	123.9
CPI-linked derivatives	(300.0)		286.1	(13.9)	(14.1)		1.8		(12.3)
U.S. treasury bond forwards	(103.0)		1.0	(102.0)	(119.3)		32.6		(86.7)
Other	(59.0)		26.1	(32.9)	9.9	(3)	(111.3)	(3)	(101.4)

	(869.4)		461.3	(408.1)	(30.7)		(24.9)		(55.6)

Foreign currency net gains (losses) on:
Investing activities	(51.0)		156.4	105.4 (4)	(17.3)		(50.7)		(68.0) (4)
Underwriting activities	(16.8)		–	(16.8)	5.6		–		5.6
Foreign currency contracts	2.1		(35.1)	(33.0)	8.3		(9.6)		(1.3)

	(65.7)		121.3	55.6	(3.4)		(60.3)		(63.7)

Disposition of associates	8.6	(5)(6)	–	8.6	10.9	(12)	–		10.9

Deconsolidation of non-insurance subsidiary	(61.5)	(7)	–	(61.5)	171.3	(13)	–		171.3

Other	(36.9)		8.5	(28.4)	20.3		134.7	(14)	155.0

Net gains (losses) on investments	(669.1)		982.2	313.1	633.4		1,082.8		1,716.2

(1)
Amounts recorded in net realized gains (losses) in 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of Fairfax Africa on December 8, 2020 and European Run-off on March 31, 2020 as described in note 23.

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)
Includes the Atlas (formerly Seaspan) $8.05 equity warrants and forward contracts relating to commitments to purchase Atlas warrants and debentures in January 2019. See note 6.

(4)
Foreign currency net gains on investing activities during 2020 primarily reflected strengthening of the euro and Canadian dollar relative to the U.S. dollar. Foreign currency net losses on investing activities during 2019 primarily related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies.

(5)
On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.

(6)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 as described in note 6.

(7)
On December 8, 2020 Fairfax Africa was deconsolidated and an equity accounted investment in Helios Fairfax Partners Corporation ("HFP") was recognized, resulting in a net realized loss of $61.5 (inclusive of foreign currency translation losses of $26.9 recycled from accumulated other comprehensive income to the consolidated statement of earnings) pursuant to the transaction described in note 23.

(8)
On June 28, 2019 EXCO Resources Inc. ("EXCO") emerged from bankruptcy protection and settled the company's holdings of EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).

(9)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years).

(10)
On December 23, 2019 Go Digit Infoworks Services Private Limited ("Digit") entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity shares primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares. The company also holds a 49.0% equity interest in Digit as described in note 6.

(11)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(12)
On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

(13)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 23.

(14)
During 2019 it was determined that the company will receive additional consideration of $33.9 pursuant to its sale of First Capital in 2017.

6.    Investments in Associates

The company's investments in associates are as follows:

	December 31, 2020
							Year ended December 31, 2020
			Carrying value
							Share of profit (loss)
	Ownership percentage(a)	Fair value(b)	Associates and joint ventures		Fairfax India associates(c)	Total
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")(1)	50.0%	457.9	336.2	(d)	–	336.2	6.1
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	41.3	51.0		–	51.0	3.7
Thai Re Public Company Limited ("Thai Re")	47.1%	84.9	35.2		–	35.2	(12.9)
Singapore Reinsurance Corporation Limited ("Singapore Re")	28.2%	36.2	39.2		–	39.2	0.5
Falcon Insurance PLC ("Falcon Thailand")	41.2%	11.5	11.5		–	11.5	1.5
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	120.5	41.8		–	41.8	8.8
RiverStone (Barbados) Ltd. ("RiverStone Barbados"), held for sale(2)	60.0%	729.5	729.5	(d)	–	729.5	113.0
Other	–	59.7	60.3		–	60.3	(1.4)

		1,541.5	1,304.7		–	1,304.7	119.3

Non-insurance:
India
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,396.1	–		642.4	642.4	(30.5)
Quess Corp Limited ("Quess")(10)	33.2%	366.8	558.9	(d)	–	558.9	(124.6)
IIFL Finance Limited ("IIFL Finance")(10)	29.9%	175.6	57.7		175.9	233.6	19.9
Sanmar Chemicals Group ("Sanmar")	42.9%	338.6	–		128.6	128.6	(48.6)
CSB Bank Limited ("CSB Bank")	49.7%	214.4	–		164.4	164.4	14.1
IIFL Securities Limited ("IIFL Securities")(10)	35.3%	74.3	32.1		93.4	125.5	9.8
Seven Islands Shipping Limited ("Seven Islands")	48.5%	103.6	–		100.8	100.8	17.8
Other	–	37.1	8.8		22.8	31.6	0.1

		2,706.5	657.5		1,328.3	1,985.8	(142.0)

Africa(11)
Helios Fairfax Partners Corporation ("HFP")	32.3%	185.9	185.9		–	185.9	–
Atlas Mara Limited ("Atlas Mara")(10)(12)	50.0%	19.3	21.3		–	21.3	(31.3)
AFGRI Holdings Proprietary Limited ("AFGRI")	–	–	–		–	–	(18.4)
Other	–	–	–		–	–	(24.5)

		205.2	207.2		–	207.2	(74.2)

Agriculture
Astarta Holding N.V. ("Astarta")(10)	28.4%	49.9	65.3		–	65.3	(28.0)
Farmers Edge Inc. ("Farmers Edge")(4)	–	–	–		–	–	(21.8)

		49.9	65.3		–	65.3	(49.8)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	–	84.3	84.3	(d)	–	84.3	(17.9)
Other	–	48.3	50.8		–	50.8	(0.2)

		132.6	135.1		–	135.1	(18.1)

Other
Eurobank Ergasias Services & Holdings S.A ("Eurobank")(10)	30.5%	799.9	1,166.3		–	1,166.3	(11.9)
Atlas Corp. ("Atlas", formerly Seaspan Corporation)(6)	36.7%	978.9	900.1		–	900.1	116.4
EXCO Resources Inc. ("EXCO")	43.7%	237.7	238.5		–	238.5	(4.6)
Resolute Forest Products Inc. ("Resolute")(10)	30.6%	161.9	134.3		–	134.3	(57.0)
APR Energy plc ("APR Energy")(6)	–	–	–		–	–	(13.6)
Peak Achievement Athletics ("Peak Achievement")	42.6%	171.5	140.2	(d)	–	140.2	34.2
Partnerships, trusts and other(7)	–	165.7	162.1		–	162.1	(11.5)

		2,515.6	2,741.5		–	2,741.5	52.0

		5,609.8	3,806.6		1,328.3	5,134.9	(232.1)

Investments in associates		7,151.3	5,111.3		1,328.3	6,439.6	(112.8)

As presented on the consolidated balance sheet:
Investments in associates		4,154.3				4,381.8
Investment in associate held for sale(2)(d)		729.5				729.5
Fairfax India investments in associates		2,267.5				1,328.3

		7,151.3				6,439.6

	December 31, 2019
							Year ended December 31, 2019
			Carrying value
	Ownership percentage(a)(e)	Fair value(b)(e)	Associates and joint ventures(e)		Fairfax India and Fairfax Africa associates(c)	Total	Share of profit (loss)
Insurance and reinsurance:
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")(1)	50.0%	403.1	303.9	(d)	–	303.9	154.8
Thai Re Public Company Limited ("Thai Re")	47.1%	43.3	43.3		–	43.3	(15.0)
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	45.2	48.6		–	48.6	2.7
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	35.6	39.2		–	39.2	3.2
Falcon Insurance PLC ("Falcon Thailand")	41.2%	10.4	10.4		–	10.4	0.5
Go Digit Infoworks Services Private Limited ("Digit")(3)	49.0%	122.3	–		–	–	(7.6)
Other	–	46.6	46.7		–	46.7	7.9

		706.5	492.1		–	492.1	146.5

Non-insurance:
India
Quess Corp Limited ("Quess")(8)	33.2%	332.1	704.1	(d)	–	704.1	(183.2)
Bangalore International Airport Limited ("Bangalore Airport")	54.0%	1,429.8	–		689.3	689.3	30.8
Sanmar Chemicals Group ("Sanmar")	42.9%	412.9	–		178.7	178.7	–
IIFL Finance Limited ("IIFL Finance")(9)	35.4%	221.4	56.4		167.2	223.6	198.9
CSB Bank Limited ("CSB Bank")	49.7%	229.3	–		157.8	157.8	(4.0)
IIFL Securities Limited ("IIFL Securities")(9)	35.4%	65.0	30.8		90.3	121.1	1.6
Seven Islands Shipping Limited ("Seven Islands")	48.5%	88.8	–		84.7	84.7	3.0
Other	–	24.3	8.8		23.3	32.1	(0.3)

		2,803.6	800.1		1,391.3	2,191.4	46.8

Africa
Atlas Mara Limited ("Atlas Mara")	42.4%	78.1	–		82.3	82.3	(54.0)
AFGRI Holdings Propriety Limited ("AFGRI")	62.8%	141.0	–		79.6	79.6	19.5
Other	–	66.3	–		71.0	71.0	(6.6)

		285.4	–		232.9	232.9	(41.1)

Agriculture
Astarta Holding N.V. ("Astarta")	27.4%	28.9	115.5		–	115.5	(19.1)
Farmers Edge Inc. ("Farmers Edge")	50.4%	43.8	41.0		–	41.0	(39.9)

		72.7	156.5		–	156.5	(59.0)

Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")	–	99.0	99.0	(d)	–	99.0	49.8
Other	–	80.8	74.7		–	74.7	(5.8)

		179.8	173.7		–	173.7	44.0

Other
Eurobank Ergasias Services & Holdings S.A ("Eurobank")(5)	30.5%	1,164.4	1,164.4		–	1,164.4	–
Resolute Forest Products Inc. ("Resolute")	27.7%	104.0	207.5		–	207.5	(4.9)
APR Energy plc ("APR Energy")	53.4%	266.2	189.3	(d)	–	189.3	(57.0)
Atlas Corp. ("Atlas", formerly Seaspan Corporation)	32.5%	994.5	626.9		–	626.9	83.8
Peak Achievement Athletics ("Peak Achievement")	42.6%	163.9	104.4	(d)	–	104.4	(5.1)
EXCO Resources Inc. ("EXCO")	43.3%	238.2	243.2		–	243.2	21.6
Partnerships, trusts and other	–	221.7	202.1		–	202.1	(6.0)

		3,152.9	2,737.8		–	2,737.8	32.4

		6,494.4	3,868.1		1,624.2	5,492.3	23.1

Investments in associates		7,200.9	4,360.2		1,624.2	5,984.4	169.6

As presented on the consolidated balance sheet:
Investments in associates		4,521.7				4,360.2
Fairfax India and Fairfax Africa investments in associates		2,679.2				1,624.2

		7,200.9				5,984.4

(a)
Ownership percentages include the effects of financial instruments that are considered in-substance equity.

(b)
See note 5 for fair value hierarchy information.

(c)
Fairfax India and Fairfax Africa's associates are domiciled in India and Africa respectively.

(d)
These investments are joint ventures.

(e)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $442.9 and a fair value of $504.6 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Eurobank, Atlas (formerly Seaspan Corporation), APR Energy and Resolute. See note 23.

Insurance and reinsurance associates and joint ventures

(1)
The company holds a 50.0% indirect interest in Eurolife at December 31, 2020 through its 62.5% interest in a joint venture with OMERS, the pension plan for Ontario's municipal employees. The joint venture holds an 80.0% equity interest in Eurolife, with the remaining 20.0% equity interest held by Eurobank. During 2020 Eurolife invested $93.7 (2019 – $22.1) in a Fairfax consolidated internal investment fund, which was presented as an increase of non-controlling interests in other net changes in capitalization in the consolidated statement of changes in equity and as an issuance of subsidiary shares to non-controlling interests in the consolidated statement of cash flows.

(2)
On March 31, 2020 the company received a 60.0% joint venture interest with a fair value of $605.0 in RiverStone Barbados pursuant to its contribution of European Run-off to RiverStone Barbados, and at December 31, 2020 that joint venture interest was held for sale, pursuant to the transactions described in note 23.

(3)
On December 23, 2019 Digit entered into definitive agreements whereby its general insurance subsidiary Digit Insurance subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and valued the company's 49.0% equity interest in Digit at $122.3 at December 31, 2019. The company's 49.0% equity interest in Digit is comprised of a 45.3% interest in Digit common shares and a 3.7% interest through Digit compulsory convertible preferred shares that are considered in-substance equity. Foreign direct ownership in the insurance sector in India is limited to 49.0% and as a result the remainder of the company's investment in Digit compulsory convertible preferred shares is recorded at FVTPL as described in note 5.

Non-insurance associates and joint ventures

(4)
On July 1, 2020 the company commenced consolidating Farmers Edge as the company held convertible debentures and warrants that, together with its holdings of common shares, represented a substantive potential voting interest of approximately 67%.

(5)
The carrying value and fair value of non-insurance associates at December 31, 2019 was revised to include the company's investment in Eurobank of $1,164.4 that was previously included in holding company cash and investments and common stocks on the company's consolidated balance sheet as described in note 3.

(6)
On February 27, 2020 Seaspan Corporation ("Seaspan") completed a reorganization pursuant to which Atlas, a newly created holding company, became its parent. Shareholders of Seaspan, including the company, exchanged their Seaspan shares for Atlas shares with no change in ownership percentage. On February 28, 2020 Atlas acquired all issued and outstanding shares of APR Energy from the company and other APR Energy shareholders in an all-stock transaction at a deemed value of $388.3 (including certain Atlas shares reserved for holdback). Accordingly, the company derecognized its investment in APR Energy, recorded a pre-tax loss of $7.6, increased its equity accounted carrying value of Atlas by the fair value of the APR Energy shares exchanged (considered to be equal to the fair value of the newly issued Atlas common shares received of $178.1, which excluded the Atlas shares received by European Run-off of $45.9), and continued to apply the equity method of accounting to its investment in Atlas.

On February 28, 2020 the company invested $100.0 in Atlas 5.50% unsecured debentures due March 1, 2027, which increased the company's aggregate investment in Atlas debentures to a principal amount of $575.0. At December 31, 2020 the company's holdings of Atlas debentures and warrants (the "$8.05 warrants") had fair values of $575.9 and $110.5 and were presented as bonds and derivatives respectively on the consolidated balance sheet.

(7)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 in the consolidated statement of earnings. The company and other former shareholders of Davos Brands are eligible to receive additional consideration contingent on the brand performance over the next ten years of Aviation Gin, which is majority owned by Davos Brands.

(8)
On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess as a return of capital to its shareholders. This resulted in the company receiving a direct 31.8% joint venture interest in Quess as a transfer between companies under common control, with the company's carrying value of Quess remaining unchanged and subject to impairment testing as described in footnote 10 below. Prior to the spin-off Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6, which was included in share of profit (loss) of associates in the consolidated statement of earnings and fully attributed to non-controlling interests.

(9)
On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities (comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth and asset management businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance (comprised of loans and mortgage business) and continues to be publicly listed. The company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs, and recorded its initial investments in IIFL Wealth and IIFL Securities at fair values of $255.6 and $121.9. Subsequently, the company applied the equity method of accounting to its 35.4% equity interest in each of IIFL Finance and IIFL Securities, and recorded its 19.0% equity interest in IIFL Wealth at FVTPL. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September 2019.

(10)
Please refer to the "Impairment Assessments" section below.

Fairfax Africa

(11)
On December 7, 2020 the holding company acquired Atlas Mara from Fairfax Africa in an intercompany transaction. On December 8, 2020 the company deconsolidated Fairfax Africa (subsequently renamed Helios Fairfax Partners Corporation) and accounted for its interest in HFP as an investment in associate pursuant to the transaction described in note 23.

(12)
On December 31, 2020 Atlas Mara repurchased 26.4 million of its outstanding common shares for treasury which increased the company's ownership of Atlas Mara to 50.0%. The company will continue to report Atlas Mara under the equity method of accounting due to contractual arrangements with Atlas Mara that preclude the company from fully exercising its voting rights.

Annual changes in carrying value

Changes in the carrying value of investments in associates, including investment in associate held for sale, for the years ended December 31 were as follows:

	2020
	Associates(1)	Joint ventures(1)	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	2,876.6	1,483.6	1,391.3	232.9	5,984.4
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	83.4	91.8	(24.8)	(27.3)	123.1
Impairments(2)	(88.3)	(98.9)	–	(35.0)	(222.2)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	88.0	42.1	3.2	(41.7)	91.6
Share of losses on defined benefit plans	(32.2)	(20.8)	(4.9)	–	(57.9)

	50.9	14.2	(26.5)	(104.0)	(65.4)
Dividends and distributions received	(70.0)	(3.7)	(4.9)	(1.4)	(80.0)
Purchases and acquisitions	223.4	20.8	–	5.0	249.2
Divestitures and other net changes in capitalization	(107.2)	(180.6)	0.9	(1.7)	(288.6)
Reclassifications(3)	174.4	605.0	–	–	779.4
Deconsolidation of non-insurance subsidiary (note 23)	–	–	–	(103.6)	(103.6)
Transfers(4)	21.3	–	–	(21.3)	–
Foreign exchange effect	1.0	1.6	(32.5)	(5.9)	(35.8)

Balance – December 31	3,170.4	1,940.9	1,328.3	–	6,439.6

	2019
	Associates	Joint ventures	Fairfax India associates	Fairfax Africa associates	Total
Balance – January 1	1,465.6	2,006.3	1,103.0	288.1	4,863.0
Share of pre-tax comprehensive income (loss):
Share of profit (loss)	111.6	131.1	179.2	(41.1)	380.8
Impairments(2)	(20.6)	(190.6)	–	–	(211.2)
Share of other comprehensive income (loss), excluding losses on defined benefit plans	26.2	(3.8)	(0.7)	(51.6)	(29.9)
Share of losses on defined benefit plans	(42.3)	(0.2)	(5.5)	–	(48.0)

	74.9	(63.5)	173.0	(92.7)	91.7
Dividends and distributions received	(160.7)	(245.0)	(288.8)	–	(694.5)
Purchases and acquisitions	677.2	71.6	441.0	45.1	1,234.9
Divestitures and other net changes in capitalization(5)	(0.5)	(221.0)	(9.7)	(7.4)	(238.6)
Reclassifications(3)	1,201.8	–	–	–	1,201.8
Assets held for sale (note 23)	(390.9)	(52.0)	–	–	(442.9)
Foreign exchange effect	9.2	(12.8)	(27.2)	(0.2)	(31.0)

Balance – December 31	2,876.6	1,483.6	1,391.3	232.9	5,984.4

(1)
Excludes European Run-off's investments in associates and joint ventures that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 as described in note 23.

(2)
Impairments recorded on associates and joint ventures are included in share of profit (loss) of associates in the consolidated statement of earnings. Impairments of $222.2 recorded during 2020 included non-cash impairment charges on Quess, Resolute, Atlas Mara and Astarta. Not shown in the table above are impairments of $18.1 recorded during 2020 on certain investments in associates and joint ventures held by European Run-off and Fairfax Africa subsequent to those subsidiaries being classified as held for sale. Impairments of $211.2 recorded during 2019 included non-cash impairment charges on Quess of $190.6 (related to Thomas Cook India's non-cash spin-off of Quess shares to its minority shareholders and fully attributed to non-controlling interests) and on Astarta of $10.1.

(3)
Primarily reflects the investments in HFP (an associate) and RiverStone Barbados (a joint venture), and the consolidation of Farmers Edge in 2020, and the reclassification of Eurobank and Brit's consolidation of Ambridge Partners in 2019. See note 23.

(4)
Primarily reflects the holding company's acquisition of Atlas Mara from Fairfax Africa prior to the deconsolidation of Fairfax Africa. See note 23.

(5)
Includes the deconsolidation of Grivalia Properties' investments in associates of $68.5 in 2019. See note 23.

Impairment assessments

At December 31, 2020 the company conducted impairment assessments of its non-insurance associates and joint ventures that had carrying values in excess of their fair values as determined by current market conditions affected by the COVID-19 pandemic. From those assessments the company concluded there were no impairments except as described below.

For certain non-insurance associates and joint ventures where the market prices of their shares were lower than carrying value, the company performed a value-in-use analysis with multi-year free cash flow projections. A non-cash impairment charge was recorded where the recoverable amount (higher of fair value and value-in use) was determined to be lower than carrying value. Assumptions for each value-in-use analysis are set out in the table below:

	December 31, 2020				Discount rate(2)
Non-insurance associate or joint venture			Impairment recorded in 2020(1)	Source of free cash flow projections			Long term growth rate(3)
	Fair value	Carrying value			December 31, 2020	December 31, 2019		Summary of cash flow and other assumptions
Eurobank(4)	799.9	1,166.3	–	Internal estimates consistent with third party analyst reports	9.5%	N/A	1.5%	Growth in net interest, fee and commission income comparable to industry peers, and a gradual decline in provisions expense as non-performing exposures continue to decrease.
Quess(5)	366.8	558.9	(98.3)	Quess management	13.6%	12.8%	6.0%	Achieve revenue forecasts, annual capital expenditures reverting to lower historical levels, working capital requirements comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives.
IIFL Finance	175.6	233.6	–	IIFL Finance management	17.7%	N/A	3.0%	Growth in net interest income from a growing loan portfolio and a gradual decline in provisions expense to be comparable to industry peers.
IIFL Securities	74.3	125.5	–	IIFL Securities management	13.2%	12.3%	6.0%	Achieve revenue forecasts, annual capital expenditures normalizing to levels that are comparable to non-capital intensive service-based peers and working capital requirements comparable to industry peers.
All other(1)	110.5	137.6	(142.0)

	1,527.1	2,221.9	(240.3)

(1)
Impairments are included in share of profit (loss) of associates in the consolidated statement of earnings. All other impairments of $142.0 recorded during 2020 included non-cash impairment charges on Resolute of $56.5, Atlas Mara of $35.0 and Astarta of $26.3. Impairments recorded on associates of $211.2 during 2019 included non-cash impairment charges on Quess of $190.6 and Astarta of $10.1.

(2)
The discount rate is representative of the cost of capital of industry peers.

(3)
The long term growth rate is consistent with growth expectations for the industry and the economies in which each associate or joint venture operates. Long term growth rates applied at December 31, 2020 remained unchanged from those at December 31, 2019 where applicable.

(4)
At December 31, 2020 the recoverable amount of Eurobank represented approximately 108% of carrying value (December 31, 2019 – value-in-use analysis not required as fair value equaled carrying value). Increasing (decreasing) the discount rate by 0.5% and decreasing (increasing) the long term growth rate by 0.25% in the value-in-use analysis would decrease (increase) the recoverable amount to approximately 102% (115%) of carrying value.

(5)
At December 31, 2020 the recoverable amount of Quess represented approximately 113% of carrying value (December 31, 2019 – approximately 109%). Increasing (decreasing) the discount rate by 0.5% and decreasing (increasing) the long term growth rate by 0.25% in the value-in-use analysis would decrease (increase) the recoverable amount to approximately 103% (125%) of carrying value.

Subsequent to December 31, 2020

Sale of minority interest in Anchorage Infrastructure Investments Holdings Limited

On December 16, 2019 Fairfax India entered into an agreement to sell an approximate 11% equity interest on a fully-diluted basis of its wholly-owned subsidiary Anchorage Infrastructure Investments Holdings Limited ("Anchorage") for gross proceeds of approximately $130 (9.5 billion Indian rupees). Fairfax India formed Anchorage in 2019 to act as its primary holding company for investments in the airport sector of India. Pursuant to the agreement Fairfax India will transfer approximately 44% of its 54.0% equity interest in Bangalore Airport to Anchorage. Closing of the transaction is subject to customary closing conditions, including various third-party consents, and is expected to occur in the first quarter of 2021.

Subscription for unsecured debentures of HFP

On January 21, 2021 the company entered into an agreement to subscribe for $100.0 of 3.0% unsecured debentures of HFP. The debentures will mature on the third anniversary of closing or, at the company's option, on either the first or second anniversary. At redemption, if the fair value of certain Fairfax Africa legacy investments held by HFP are below their fair value at June 30, 2020 of $102.6, the redemption price of the debentures will be reduced by that difference. The company will also receive 3 million warrants on HFP subordinate voting shares that are exercisable at $4.90 per share any time prior to the fifth anniversary of closing, which if exercised would represent approximately 2.7% of all HFP shares outstanding. Closing of the transaction is subject to regulatory approval and is expected to occur in the first quarter of 2021.

7.    Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2020				December 31, 2019
			Fair value				Fair value
	Notional amount				Notional amount
		Cost	Assets	Liabilities		Cost	Assets	Liabilities
Equity contracts:
Equity total return swaps – short positions	–	–	–	–	369.8	–	–	84.6
Equity total return swaps – long positions	1,788.3	–	144.3	18.0	406.3	–	11.1	3.0
Equity warrants and options(1)	626.9	102.4	133.2	0.4	528.1	114.8	200.3	–
CPI-linked derivative contracts	74,906.0	347.5	2.8	–	99,804.7	614.9	6.7	–
U.S. treasury bond forward contracts	330.8	–	3.1	–	846.5	–	3.9	1.7
Foreign currency forward and swap contracts(2)	–	–	66.4	136.0	–	1.8	55.3	114.5
Foreign currency options	–	53.7	5.8	–	–	102.7	8.2	–
Other derivative contracts	–	25.6	27.1	35.0	–	3.4	2.5	2.1

Total			382.7	189.4			288.0	205.9

(1)
Includes the company's investment in Atlas (formerly Seaspan) $8.05 warrants with a fair value at December 31, 2020 of $110.5 (December 31, 2019 – $164.8). See note 6.

(2)
Includes AGT's foreign currency forward and swap liabilities with a fair value at December 31, 2020 of $46.2 (December 31, 2019 – $53.3).

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

Equity contracts

The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at December 31, 2020 (December 31, 2019 – original notional amount of $194.4). These contracts provide a return which is inverse to changes in the fair values of the underlying individual equities. During 2020 the company paid net cash of $613.2 (2019 – received net cash of $48.2) in connection with the closures and reset provisions of its short equity total return swaps (excluding the impact of collateral requirements). During 2020 the company closed out $898.4 notional amount of short equity total return swaps and recognized net losses on investments of $528.6 (realized losses of $703.9, of which $175.3 was recognized as unrealized losses in prior years). During 2019 the company closed out $89.9 notional amount of short equity total return swaps and recognized net gains on investments of $30.3 (realized losses of $7.9, of which $38.2 was recognized as unrealized losses in prior years).

During 2020 the company entered into $1,906.9 notional amount of long equity total return swaps on individual equities for investment purposes following significant declines in global equity markets in the first quarter of 2020. Included in those contracts were long equity total return swaps on an aggregate of 994,695 Fairfax subordinate voting shares with an original notional amount of $329.2 (Cdn$426.5) or approximately $330.95 (Cdn$428.82) per share, all of which remained open at December 31, 2020. Subsequent to December 31, 2020 the company entered into long equity total return swaps on an additional 413,169 Fairfax subordinate voting shares with an original notional amount of $155.7 (Cdn$198.5). At December 31, 2020 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount at December 31, 2020 of $1,746.2 (December 31, 2019 – $501.5). These contracts provide a return which is directly correlated to changes in the fair values of the underlying individual equities. During 2020 the company received net cash of $207.4 (2019 – paid net cash of $34.5) in connection with the closures and reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During 2020 the company closed out $878.8 notional amount of its long equity total return swaps and recorded net realized gains on investments of $216.7. During 2019 the company did not initiate or close out any long equity total return swaps.

At December 31, 2020 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $275.9 (December 31, 2019 – $152.4), comprised of collateral of $226.4 (December 31, 2019 – $70.3) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $49.5 (December 31, 2019 – $82.1) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

CPI-linked derivative contracts

The company holds derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2020 these contracts have a remaining weighted average life of 2.7 years (December 31, 2019 – 2.8 years) and notional amounts and fair values as shown in the table below. In the event of a sale, expiration or early settlement of a contract, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on a contract is limited to the original cost of that contract. The CPI-linked derivative contracts are summarized as follows:

	December 31, 2020
			Notional amount
		Average life in years			Weighted average strike price	Index value at period end				Fair value in bps(3)	Unrealized gain (loss)
Underlying CPI index	Floor rate(1)		Contract currency	U.S. dollars			Cost	Cost in bps(3)	Fair value
United States	0.0%	2.6	32,175.0	32,175.0	232.09	260.47	121.0	37.6	0.9	0.3	(120.1)
United States	0.5%	3.8	12,600.0	12,600.0	238.30	260.47	39.8	31.6	1.1	0.9	(38.7)
European Union	0.0%	2.4	19,800.0	24,226.4	98.96	104.70	155.6	64.2	0.6	0.2	(155.0)
United Kingdom	0.0%	2.4	1,500.0	2,050.4	249.23	295.40	10.4	50.7	–	–	(10.4)
France	0.0%	2.1	3,150.0	3,854.2	99.27	104.09	20.7	53.7	0.2	0.5	(20.5)

		2.7		74,906.0			347.5		2.8		(344.7)

	December 31, 2019
			Notional amount
		Average life in years			Weighted average strike price	Index value at period end				Fair value in bps(3)	Unrealized gain (loss)
Underlying CPI index	Floor rate(1)		Contract currency(2)	U.S. dollars(2)			Cost	Cost in bps(3)	Fair value(2)
United States	0.0%	2.7	44,775.0	44,775.0	231.35	256.97	277.5	62.0	1.6	0.4	(275.9)
United States	0.5%	4.8	12,600.0	12,600.0	238.30	256.97	39.7	31.5	4.4	3.5	(35.3)
European Union	0.0%	2.2	32,525.0	36,509.3	96.57	105.13	263.6	72.2	0.6	0.2	(263.0)
United Kingdom	0.0%	2.9	1,800.0	2,384.5	243.79	291.90	13.4	56.2	–	–	(13.4)
France	0.0%	3.1	3,150.0	3,535.9	99.27	104.39	20.7	58.5	0.1	0.3	(20.6)

		2.8		99,804.7			614.9		6.7		(608.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on an equivalent weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract. At December 31, 2020 the equivalent weighted average strike price for the United States 0.5% CPI-linked derivative contracts was 245.86 (December 31, 2019 – 244.63).

(2)
Excludes European Run-off's contracts with a notional amount of $12,054.3 and a fair value of $0.2 referenced to CPI in the United States, European Union and United Kingdom that were included in assets held for sale on the consolidated balance sheet at December 31, 2019.

(3)
Expressed as a percentage of the notional amount.

During 2020 the company recorded net losses of $13.9 (2019 – $12.3) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2020 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and United Kingdom with a notional amount of $27,215.3 (2019 – $1,800.3) matured.

U.S. treasury bond forward contracts

To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5). These contracts have an average term to maturity of less than three months, and may be renewed at market rates. During 2020 the company recorded net losses of $102.0 (2019 – $86.7) on its U.S. treasury bond forward contracts.

Foreign currency forward contracts

Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2020 consisted of cash of $116.4 and government securities of $12.9 (December 31, 2019 – $5.3 and $10.8). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2020. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

At December 31, 2020 the company had designated the carrying value of Cdn$2,796.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,397.6 (December 31, 2019 – principal amount of Cdn$2,796.0 with a fair value of $2,270.0) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. During 2020 the company recognized pre-tax losses of $38.0 (2019 – $105.6) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Subsequent to December 31, 2020, on March 1, 2021 the company issued Cdn$850.0 principal amount of unsecured senior notes due March 3, 2031 and will use the net proceeds from the issuance for the redemptions of its Cdn$446.0 principal amount of unsecured senior notes due October 14, 2022 and its Cdn$400.0 principal amount of unsecured senior notes due March 22, 2023. Contemporaneously with the redemptions, the company will designate the carrying value of its Cdn$850.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 15 for details.

Hedge of net investment in European operations

At December 31, 2020 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $1,023.9 (December 31, 2019 – principal amount of €277.0 with a fair value of $336.2) as a hedge of its net investment in European operations with a euro functional currency. The increase in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during 2020 was due to the classification of Eurobank as an investment in associate (notes 3 and 6) which increased the company's net investment in European operations with a euro functional currency. During 2020 the company recognized pre-tax losses of $75.8 (2019 – $35.3) related to exchange rate movements on the euro denominated unsecured senior notes in losses on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2020			December 31, 2019
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	8,397.5	1,899.1	6,498.4	7,222.4	1,583.7	5,638.7
Provision for losses and loss adjustment expenses	30,809.3	7,947.3	22,862.0	28,500.2	6,934.8	21,565.4

Total insurance contract liabilities	39,206.8	9,846.4	29,360.4	35,722.6	8,518.5	27,204.1

Current	17,389.7	4,218.2	13,171.5	15,023.9	3,715.8	11,308.1
Non-current	21,817.1	5,628.2	16,188.9	20,698.7	4,802.7	15,896.0

	39,206.8	9,846.4	29,360.4	35,722.6	8,518.5	27,204.1

At December 31, 2020 the company's net provision for losses and loss adjustment expenses of $22,862.0 (December 31, 2019 – $21,565.4) was comprised of case reserves of $9,390.3 and IBNR of $13,471.7 (December 31, 2019 – $9,061.1 and $12,504.3). Excluded from the December 31, 2019 balances are European Run-off's net provision for losses and loss adjustment expenses of $1,590.2, comprised of case reserves of $793.4 and IBNR of $796.8. See note 23.

Provision for unearned premiums, gross

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2020	2019
Provision for unearned premiums – January 1	7,222.4	6,272.2
Gross premiums written(1)	18,979.4	17,511.2
Less: gross premiums earned(1)	(17,782.9)	(16,611.0)
Acquisitions of subsidiaries (note 23)	–	53.6
Liabilities associated with assets held for sale (note 23)	–	(6.0)
Foreign exchange effect and other	(21.4)	2.4

Provision for unearned premiums – December 31	8,397.5	7,222.4

(1)
Changes in the provision for unearned premiums for the year ended December 31, 2020 exclude European Run-off's gross premiums written and gross premiums earned of $146.5 and $115.9, as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Provision for losses and loss adjustment expenses, gross

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2020	2019
Provision for losses and loss adjustment expenses – January 1	28,500.2	29,081.7
Decrease in estimated losses and expenses for claims occurring in the prior years	(267.7)	(166.5)
Losses and expenses for claims occurring in the current year(1)	12,303.9	11,927.5
Paid on claims occurring during:
the current year	(2,987.5)	(2,830.3)
the prior years	(7,338.0)	(7,733.7)
Acquisitions of subsidiaries	–	44.0
Liabilities associated with assets held for sale (note 23)	–	(1,830.8)
Foreign exchange effect and other(2)	598.4	8.3

Provision for losses and loss adjustment expenses – December 31	30,809.3	28,500.2

(1)
Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

(2)
Included in 2020 is $347.7 of unpaid losses from loss reserves assumed from European Run-off which were previously eliminated on consolidation. See note 23.

Changes in the provision for losses and loss adjustment expenses presented in the table above for the year ended December 31, 2020 exclude European Run-off's losses and loss adjustment expenses of $196.9 and its two transactions described in the paragraphs below, as the liabilities of European Run-off were included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards ("APH") exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended. Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior. Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

Development of insurance losses, gross

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table below shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2020.

	Calendar year
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Provision for losses and loss adjustment expenses	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8	28,610.8	29,081.7	28,500.2	30,809.3
Less: CTR Life(1)	24.2	20.6	17.9	15.2	14.2	12.8	8.7	8.0	7.0	5.5

	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0	28,602.1	29,073.7	28,493.2	30,803.8
Cumulative payments as of:
One year later	3,627.6	4,323.5	4,081.1	3,801.6	4,441.4	4,608.0	7,564.0	7,732.0	7,288.8
Two years later	6,076.7	7,153.1	6,787.6	6,364.5	7,283.6	7,631.4	12,081.3	12,313.5
Three years later	7,920.3	9,148.0	8,775.5	8,172.7	9,466.5	9,655.9	15,222.3
Four years later	9,333.4	10,702.8	10,212.4	9,561.8	10,914.2	11,122.6
Five years later	10,458.7	11,783.3	11,354.4	10,496.4	12,013.9
Six years later	11,263.6	12,729.6	12,123.4	11,202.2
Seven years later	12,030.0	13,335.1	12,754.2
Eight years later	12,558.1	13,877.0
Nine years later	13,047.5
Reserves re-estimated as of:
One year later	17,316.4	19,021.2	18,375.6	16,696.4	19,169.3	19,343.1	27,580.6	28,974.3	28,225.5
Two years later	17,013.6	18,529.4	17,475.0	16,269.2	18,973.6	18,804.8	27,565.9	28,839.4
Three years later	16,721.0	17,820.5	17,307.9	16,114.0	18,502.5	18,752.8	27,451.3
Four years later	16,233.9	17,735.5	17,287.2	15,938.9	18,469.1	18,743.9
Five years later	16,269.6	17,830.5	17,203.5	16,049.6	18,490.5
Six years later	16,331.8	17,791.8	17,340.1	16,123.1
Seven years later	16,340.6	17,931.9	17,420.0
Eight years later	16,535.1	18,041.2
Nine years later	16,659.3
Favourable development	548.7	1,587.0	1,774.9	1,610.8	1,311.7	725.1	1,150.8	234.3	267.7
Favourable development comprised of:
Effect of foreign currency translation	250.9	570.7	483.2	266.5	(201.5)	(159.2)	518.3	135.5	1.0
Favourable loss reserve development	297.8	1,016.3	1,291.7	1,344.3	1,513.2	884.3	632.5	98.8	266.7

	548.7	1,587.0	1,774.9	1,610.8	1,311.7	725.1	1,150.8	234.3	267.7

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2020 of $266.7 in the table above was principally comprised of favourable loss emergence on accident years 2019, 2017 and 2015, partially offset by adverse development primarily related to asbestos and other latent claims liabilities.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. Substantially all of these claims are presented under policies written many years ago and reside primarily within the run-off group.

There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers or reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

Changes in the company's provision for losses and loss adjustment expenses related to U.S. asbestos exposure on a gross and net basis for the years ended December 31 were as follows:

	2020		2019
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,074.6	860.5	1,217.9	995.3
Losses and loss adjustment expenses incurred	161.0	121.2	135.4	114.8
Losses and loss adjustment expenses paid	(205.0)	(141.7)	(164.0)	(138.4)
Liabilities associated with assets held for sale (note 23)	–	–	(114.7)	(111.2)

Provision for asbestos claims and loss adjustment expenses – December 31	1,030.6	840.0	1,074.6	860.5

Fair Value

The estimated fair value of the company's insurance and ceded reinsurance contracts is as follows:

	December 31, 2020		December 31, 2019
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	40,475.1	39,206.8	35,248.0	35,722.6
Ceded reinsurance contracts	9,668.5	9,846.4	8,049.4	8,518.5

The fair value of insurance contracts is comprised of the fair value of both unpaid claims liabilities and unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claims liabilities and unearned premiums. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of unearned premiums includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated fair value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to the expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and the sum of the discounted expected future cash flows represents the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and the possibility of future changes in interest rates. The significant decrease in global interest rates during 2020 resulted in the margin for risk and uncertainty exceeding the effect of discounting for the time value of money when determining the fair value of insurance contracts at December 31, 2020.

The table that follows illustrates the potential impact of interest rate fluctuations on the fair value of the company's insurance and reinsurance contracts:

	December 31, 2020		December 31, 2019
Change in interest rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point increase	39,216.0	9,360.8	34,240.4	7,836.5
100 basis point decrease	41,853.2	10,007.0	36,343.0	8,285.1

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2020			December 31, 2019
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	7,971.7	(24.4)	7,947.3	6,956.7	(21.9)	6,934.8
Reinsurers' share of paid losses	818.0	(131.2)	686.8	776.9	(139.6)	637.3
Provision for unearned premiums	1,899.1	–	1,899.1	1,583.7	–	1,583.7

	10,688.8	(155.6)	10,533.2	9,317.3	(161.5)	9,155.8

Current			4,839.0			4,314.8
Non-current			5,694.2			4,841.0

			10,533.2			9,155.8

(1)
Management of credit risk on reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses and unearned premiums, and the provision for uncollectible reinsurance for the years ended December 31 were as follows:

	2020
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	776.9	6,956.7	1,583.7	(161.5)	9,155.8
Reinsurers' share of losses paid to insureds	2,375.4	(2,375.4)	–	–	–
Reinsurance recoveries received	(2,317.9)	–	–	–	(2,317.9)
Reinsurers' share of unpaid losses and premiums earned(1)	–	2,842.3	(3,923.6)	–	(1,081.3)
Premiums ceded to reinsurers	–	–	4,261.4	–	4,261.4
Change in provision, recovery or write-off of impaired balances	(2.7)	–	–	6.0	3.3
Foreign exchange effect and other(2)	(13.7)	548.1	(22.4)	(0.1)	511.9

Balance – December 31	818.0	7,971.7	1,899.1	(155.6)	10,533.2

	2019
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1	792.6	6,482.3	1,290.8	(164.8)	8,400.9
Reinsurers' share of losses paid to insureds	2,299.4	(2,299.4)	–	–	–
Reinsurance recoveries received	(2,277.0)	–	–	–	(2,277.0)
Reinsurers' share of unpaid losses and premiums earned	–	3,069.6	(3,381.3)	–	(311.7)
Premiums ceded to reinsurers	–	–	3,675.6	–	3,675.6
Change in provision, recovery or write-off of impaired balances	(20.6)	–	–	3.4	(17.2)
Acquisitions of subsidiaries (note 23)	0.2	8.7	2.9	–	11.8
Assets held for sale (note 23)	(19.4)	(241.0)	–	0.4	(260.0)
Foreign exchange effect and other	1.7	(63.5)	(4.3)	(0.5)	(66.6)

Balance – December 31	776.9	6,956.7	1,583.7	(161.5)	9,155.8

(1)
Changes in reinsurers' share of unpaid losses and unearned premiums for the year ended December 31, 2020 exclude European Run-off's reinsurers' share of unpaid losses and premiums earned of $70.6 and $13.5 as the assets of European

  Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

(2)
Includes $467.1 of unpaid losses from loss reserves ceded to European Run-off which were previously eliminated on consolidation. See note 23.

Commission income earned on premiums ceded to reinsurers in 2020 of $821.0 (2019 – $652.3) is included in commissions, net in the consolidated statement of earnings.

10.  Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:

	December 31, 2020	December 31, 2019
Insurance premiums receivable	3,665.6	3,325.0
Reinsurance premiums receivable	1,385.3	1,176.0
Funds withheld receivable	567.3	753.7
Other	235.6	211.0
Provision for uncollectible receivables	(37.7)	(30.7)

	5,816.1	5,435.0

Current	5,144.7	4,921.5
Non-current	671.4	513.5

	5,816.1	5,435.0

Changes in insurance premiums receivable and reinsurance premiums receivable for the years ended December 31 were as follows:

	Insurance premiums receivable		Reinsurance premiums receivable
	2020	2019	2020	2019
Balance – January 1	3,325.0	2,949.8	1,176.0	1,082.1
Gross premiums written(1)	14,309.4	13,167.8	4,670.0	4,343.4
Premiums collected	(12,537.2)	(11,516.3)	(3,375.6)	(3,288.5)
Amounts due to brokers and agents	(1,417.3)	(1,284.5)	(1,104.8)	(917.2)
Acquisitions of subsidiaries (note 23)	–	17.1	–	–
Assets held for sale (note 23)	–	(1.7)	–	(22.6)
Recovery (impairments)	(0.4)	(1.3)	(1.7)	0.3
Foreign exchange effect and other	(13.9)	(5.9)	21.4	(21.5)

Balance – December 31	3,665.6	3,325.0	1,385.3	1,176.0

(1)
Changes in insurance premiums receivable and reinsurance premiums receivable for the year ended December 31, 2020 exclude European Run-off's gross premiums written of $146.5 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

Insurance contract payables were comprised as follows:

	December 31, 2020	December 31, 2019
Payable to reinsurers	1,669.5	1,469.4
Ceded deferred premium acquisition costs	441.1	373.2
Funds withheld payable to reinsurers	206.3	239.1
Amounts payable to agents and brokers	127.2	101.8
Accrued commissions	69.0	95.5
Accrued premium taxes	93.1	82.7
Other insurance contract payables	357.8	229.3

	2,964.0	2,591.0

Current	2,705.8	2,315.4
Non-current	258.2	275.6

	2,964.0	2,591.0

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2020	2019
Balance – January 1	1,344.3	1,127.3
Premium acquisition costs deferred	3,629.4	3,271.4
Amortization(1)	(3,424.0)	(3,068.2)
Assets held for sale (note 23)	–	(1.7)
Foreign exchange effect and other	(6.0)	15.5

Balance – December 31	1,543.7	1,344.3

(1)
Excludes in 2020 amortization of European Run-off's commission expenses of $7.7 as the assets of European Run-off were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and European Run-off was deconsolidated on March 31, 2020 as described in note 23.

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2020	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1
Additions	182.1	–	(1.0)	0.1	221.0	402.2
Disposals(2)	(30.3)	–	–	–	(66.5)	(96.8)
Amortization	–	–	(100.4)	–	(115.6)	(216.0)
Impairments(3)	(33.0)	–	(2.1)	(44.7)	(6.3)	(86.1)
Foreign exchange effect and other	10.2	–	1.2	16.8	3.5	31.7

Balance – December 31, 2020	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1

Gross carrying amount	3,199.6	503.2	1,383.6	1,200.4	1,210.4	7,497.2
Accumulated amortization	–	–	(513.7)	–	(611.9)	(1,125.6)
Accumulated impairment	(73.3)	–	(2.4)	(47.1)	(19.7)	(142.5)

	3,126.3	503.2	867.5	1,153.3	578.8	6,229.1

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other(1)
Balance – January 1, 2019	2,702.7	503.2	932.8	1,096.8	441.4	5,676.9
Additions	316.2	–	134.9	34.8	218.6	704.5
Disposals	–	–	–	–	(1.3)	(1.3)
Amortization	–	–	(105.5)	–	(117.6)	(223.1)
Impairments(3)	(43.9)	–	–	–	(2.9)	(46.8)
Foreign exchange effect and other	22.3	–	7.6	49.5	4.5	83.9

Balance – December 31, 2019	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1

Gross carrying amount	3,043.9	503.2	1,391.4	1,181.1	1,071.2	7,190.8
Accumulated amortization	–	–	(421.9)	–	(512.6)	(934.5)
Accumulated impairment	(46.6)	–	0.3	–	(15.9)	(62.2)

	2,997.3	503.2	969.8	1,181.1	542.7	6,194.1

(1)
Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2020 of $1,751.6 (December 31, 2019 – $1,790.5).

(2)
During 2020 AMAG Insurance settled its bancassurance agreement with PT Bank Pan Indonesia Tbk, received cash consideration of $66.3 and recorded a net gain of $3.2 on disposal of the intangible asset.

(3)
Non-cash impairment charges recorded in other expenses in the consolidated statement of earnings by the Non-insurance companies reporting segment and principally attributable to non-controlling interests.

Goodwill and intangible assets were allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2020			December 31, 2019
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Insurance and reinsurance companies
Allied World	940.0	611.7	1,551.7	938.8	659.2	1,598.0
Brit	200.2	581.1	781.3	200.2	594.2	794.4
Zenith National	317.6	93.2	410.8	317.6	99.3	416.9
Crum & Forster	188.8	104.2	293.0	188.2	111.7	299.9
Northbridge	95.4	105.5	200.9	92.5	90.9	183.4
Odyssey Group	119.7	57.3	177.0	119.7	62.8	182.5
All other(1)	148.4	64.2	212.6	151.6	132.1	283.7

	2,010.1	1,617.2	3,627.3	2,008.6	1,750.2	3,758.8

Non-insurance companies
Recipe	280.9	1,011.0	1,291.9	279.3	1,035.5	1,314.8
Boat Rocker	90.1	230.8	320.9	93.8	154.1	247.9
Farmers Edge(2)	202.6	17.0	219.6	–	–	–
AGT(2)	168.5	47.1	215.6	174.7	58.9	233.6
Thomas Cook India	144.6	56.3	200.9	150.6	55.8	206.4
Dexterra Group	75.9	17.7	93.6	75.8	15.7	91.5
All other(3)	153.6	105.7	259.3	214.5	126.6	341.1

	1,116.2	1,485.6	2,601.8	988.7	1,446.6	2,435.3

	3,126.3	3,102.8	6,229.1	2,997.3	3,196.8	6,194.1

(1)
Comprised primarily of balances related to U.S. Run-off, AMAG Insurance and Pacific Insurance.

(2)
Farmers Edge was consolidated on July 1, 2020 as described in note 6 and AGT was acquired on April 17, 2019 as described in note 23.

(3)
Comprised primarily of balances related to Fairchem, Privi, Mosaic Capital, Sterling Resorts, CIG (deconsolidated December 8, 2020) and Pethealth.

At December 31, 2020 goodwill and intangible assets were comprised primarily of amounts arising on the consolidation of Farmers Edge during 2020, the acquisitions of AGT during 2019, Allied World during 2017, St-Hubert and Original Joe's (both by Recipe) during 2016, Recipe and Brit during 2015, Thomas Cook India during 2012, and Zenith National during 2010. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2020 and it was concluded that no significant impairments had occurred. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of (i) fair value less costs of disposal, determined using discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.

In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. Cash flows beyond the projected periods were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including premiums, investment returns, revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future premiums or revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by Fairfax's management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 7.3% to 13.9% for insurance and reinsurance subsidiaries, and 8.8% to 15.3% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 2.5% to 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2020			December 31, 2019
	Insurance and reinsurance companies(1)	Non- insurance companies	Total	Insurance and reinsurance companies(1)	Non- insurance companies	Total
Premises and equipment	362.0	1,384.1	1,746.1	367.8	1,319.9	1,687.7
Right-of-use assets (note 22)	396.1	611.9	1,008.0	385.4	635.2	1,020.6
Inventories	–	645.6	645.6	–	694.5	694.5
Other revenue receivables	–	550.8	550.8	–	583.5	583.5
Finance lease receivables (note 22)	8.5	296.9	305.4	8.8	367.1	375.9
Prepaid expenses	125.2	120.7	245.9	113.2	168.9	282.1
Accrued interest and dividends	195.5	2.4	197.9	195.7	10.8	206.5
Subsidies and taxes receivable	22.4	145.2	167.6	22.3	102.6	124.9
Prepaid losses on claims	118.6	–	118.6	114.4	–	114.4
Deferred compensation plans	89.1	–	89.1	87.4	–	87.4
Income taxes refundable	63.0	25.7	88.7	126.3	42.7	169.0
Pension surplus (note 21)	48.8	–	48.8	51.9	–	51.9
Other	559.5	85.2	644.7	490.3	118.6	608.9

	1,988.7	3,868.5	5,857.2	1,963.5	4,043.8	6,007.3

Current	925.5	1,504.5	2,430.0	789.7	1,668.1	2,457.8
Non-current	1,063.2	2,364.0	3,427.2	1,173.8	2,375.7	3,549.5

	1,988.7	3,868.5	5,857.2	1,963.5	4,043.8	6,007.3

(1)
Includes the Run-off reporting segment and Corporate and Other.

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2020			December 31, 2019
	Insurance and reinsurance companies(1)	Non- insurance companies	Total	Insurance and reinsurance companies(1)	Non- insurance companies	Total
Lease liabilities (note 22)	456.8	995.3	1,452.1	434.3	1,062.1	1,496.4
Payables related to cost of sales	–	625.7	625.7	–	778.4	778.4
Salaries and employee benefit liabilities	394.4	90.6	485.0	354.9	79.7	434.6
Deferred gift card, hospitality and other revenue	21.1	433.3	454.4	21.2	351.6	372.8
Amounts withheld and accrued taxes	367.3	29.1	396.4	314.7	31.5	346.2
Pension and post retirement liabilities (note 21)	325.3	26.6	351.9	338.8	21.8	360.6
Cash collateral from counterparties to derivative contracts (note 24)	116.4	–	116.4	5.3	–	5.3
Accrued interest expense	73.1	11.4	84.5	64.9	2.2	67.1
Advances and deposits from customers	–	74.0	74.0	–	109.6	109.6
Accrued legal and professional fees	59.3	12.3	71.6	57.3	11.4	68.7
Income taxes payable	42.8	21.7	64.5	47.5	30.9	78.4
Amounts payable for securities purchased but not yet settled	47.4	–	47.4	6.2	–	6.2
Accrued rent, storage and facilities costs	6.6	9.0	15.6	16.4	8.8	25.2
Administrative and other	519.2	237.4	756.6	418.5	246.1	664.6

	2,429.7	2,566.4	4,996.1	2,080.0	2,734.1	4,814.1

Current	1,274.7	1,414.6	2,689.3	869.9	1,594.1	2,464.0
Non-current	1,155.0	1,151.8	2,306.8	1,210.1	1,140.0	2,350.1

	2,429.7	2,566.4	4,996.1	2,080.0	2,734.1	4,814.1

(1)
Includes the Run-off reporting segment and Corporate and Other.

15.  Borrowings

	December 31, 2020			December 31, 2019
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes:(4)
5.84% due October 14, 2022 (Cdn$446.0)(d)(3)	350.1	351.1	377.6	343.9	345.9	373.8
4.50% due March 22, 2023 (Cdn$400.0)(d)(3)	314.0	312.9	334.1	308.5	307.0	326.0
4.142% due February 7, 2024(d)	85.0	85.0	85.1	85.0	85.0	85.1
4.875% due August 13, 2024(d)	282.5	280.6	309.7	282.5	280.0	300.8
4.95% due March 3, 2025 (Cdn$350.0)(d)	274.7	272.5	306.3	269.9	267.1	293.1
8.30% due April 15, 2026(e)	91.8	91.7	118.6	91.8	91.6	116.1
4.70% due December 16, 2026 (Cdn$450.0)(d)	353.2	351.5	394.6	347.0	345.1	370.0
4.25% due December 6, 2027 (Cdn$650.0)(d)	510.2	508.5	558.3	501.3	499.3	515.7
2.75% due March 29, 2028 (€750.0)(d)	917.7	904.4	1,023.9	841.9	827.0	910.2
4.85% due April 17, 2028(d)	600.0	595.8	677.6	600.0	595.2	648.9
4.23% due June 14, 2029 (Cdn$500.0)(d)	392.5	390.6	426.7	385.6	383.6	391.4
4.625% due April 29, 2030(d)(1)	650.0	645.4	731.8	–	–	–
7.75% due July 15, 2037(e)	91.3	90.6	123.1	91.3	90.5	113.8
Revolving credit facility(2)	700.0	700.0	700.0	–	–	–

	5,613.0	5,580.6	6,167.4	4,148.7	4,117.3	4,444.9

Borrowings – insurance and reinsurance companies
Odyssey Group floating rate unsecured senior notes due 2021	90.0	90.0	91.0	90.0	90.0	92.5
Allied World 4.35% senior notes due October 29, 2025	500.0	505.0	544.9	500.0	506.1	524.1
Allied World revolving credit facility and other borrowings	40.8	44.2	51.4	39.4	43.0	46.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.3	38.3	38.5	38.3	38.3
Brit 3.6757% subordinated notes due December 9, 2030 (£135.0)(5)	184.5	184.5	170.4	178.8	180.8	181.2
Brit floating rate revolving credit facility	130.0	130.0	130.0	140.0	140.0	140.0
First Mercury trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.3

	1,025.2	1,033.4	1,067.4	1,028.1	1,039.6	1,063.8

Borrowings – non-insurance companies(c)
Fairfax India floating rate term loan(6)	550.0	547.2	550.0	550.0	547.2	550.0
Fairfax India subsidiary borrowings	167.1	166.4	166.4	155.1	155.1	155.1
AGT credit facilities, senior notes and loans (note 23)(7)	516.4	514.2	514.0	435.7	432.8	433.1
Recipe term loans and credit facilities	430.7	428.4	428.4	413.5	410.7	410.8
Boat Rocker demand loans and revolving credit facilities	184.6	183.0	183.0	147.6	147.6	147.5
Fairfax Africa subsidiary borrowings(f)	–	–	–	102.4	102.4	102.4
Loans and revolving credit facilities primarily at floating rates(8)	362.0	360.8	360.8	279.9	279.9	277.7

	2,210.8	2,200.0	2,202.6	2,084.2	2,075.7	2,076.6

Total debt	8,849.0	8,814.0	9,437.4	7,261.0	7,232.6	7,585.3

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Issuer may redeem any time at prices specified in the instrument's offering document.

(e)
Not redeemable prior to the contractual maturity date.

(f)
On December 8, 2020 Fairfax Africa's borrowings were deconsolidated pursuant to the transaction described in note 23.

During and subsequent to 2020 the company and its subsidiaries completed the following debt transactions:

Holding company

(1)
On April 29, 2020 the company completed an offering of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0. Commissions and expenses of $5.0 were included in the carrying value of the notes. The company used $500.0 of the net proceeds from the offering towards the repayment on its credit facility as described in the next paragraph. On October 28, 2020 the notes were exchanged by their holders for an equal principal amount of substantially identical notes that had been registered under the U.S. Securities Act.

(2)
At March 31, 2020 the company had drawn $1,770.0 on its $2.0 billion unsecured revolving credit facility as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic. The company subsequently repaid $1,070.0 during 2020, leaving $700.0 borrowed on the credit facility at December 31, 2020 (December 31, 2019 – nil). The principal financial covenants of the revolving credit facility require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of not less than $9.5 billion. At December 31, 2020 the company was in compliance with its financial covenants, with a consolidated debt to consolidated capitalization ratio of 0.306:1 and consolidated shareholders' equity attributable to shareholders of Fairfax of $13.9 billion, both calculated as defined in the financial covenants.

  Subsequent to December 31, 2020, the company made a net repayment of $200.0 on its revolving credit facility, leaving $500.0 borrowed at March 5, 2021.

(3)
Subsequent to December 31, 2020, on March 1, 2021 the company completed an offering of $671.6 (Cdn$850.0) principal amount of 3.95% unsecured senior notes due March 3, 2031 for net proceeds of $666.2 after premium, commissions and expenses. Commissions and expenses of $5.4 will be included in the carrying value of the notes. The company will use the net proceeds from the offering for the announced redemptions of its $350.1 (Cdn$446.0) principal amount of 5.84% unsecured senior notes due October 14, 2022 and its $314.0 (Cdn$400.0) principal amount of 4.50% unsecured senior notes due March 22, 2023. Contemporaneously with the redemptions, the company will designate the Cdn$850.0 senior notes due March 3, 2031 as a hedge of a portion of its net investment in Canadian subsidiaries.

(4)
Subsequent to December 31, 2020, on March 3, 2021 the company completed an offering of $600.0 principal amount of 3.375% unsecured senior notes due March 3, 2031 for net proceeds of $583.8 after discount, commissions and expenses. Commissions and expenses of $15.4 will be included in the carrying value of the notes.

Insurance and reinsurance companies

(5)
On December 9, 2020 the interest rate on Brit's £135.0 subordinated debt was reset from 6.625% to 3.6757% until maturity as the company determined not to exercise its redemption option on that debt.

Non-insurance companies

(6)
On June 26, 2020 Fairfax India extended its $550.0 principal amount floating rate term loan for one year to June 28, 2021 with an option to extend for an additional year. Subsequent to December 31, 2020, on February 26, 2021 Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company's insurance and reinsurance subsidiaries had purchased $58.4 of Fairfax India's 5.00% unsecured senior notes on the same terms as other participants and that intercompany investment will be eliminated in the company's consolidated financial reporting.

(7)
On February 21, 2020 AGT extended the maturity of its Cdn$525.0 floating rate secured senior credit facility to March 15, 2021. At December 31, 2020 there was $440.5 (Cdn$561.2) borrowed on this credit facility (December 31, 2019 – $386.9 (Cdn$501.7)). On January 4, 2021 AGT extended the maturity on its credit facility to January 24, 2022.

(8)
Pursuant to the reverse acquisition of Horizon North by Dexterra on May 29, 2020 (note 23) Dexterra consolidated Horizon North's Cdn$175.0 floating rate revolving credit facility maturing December 30, 2022.

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2020				2019
	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total	Holding company	Insurance and reinsurance companies	Non- insurance companies	Total
Balance – January 1	4,117.3	1,039.6	2,075.7	7,232.6	3,859.5	995.7	1,625.2	6,480.4
Cash inflows from issuances	645.0	–	107.8	752.8	456.5	–	302.7	759.2
Cash outflows from repayments	–	(0.3)	(82.5)	(82.8)	(326.5)	(0.2)	(308.5)	(635.2)
Net cash inflows (outflows) from credit facilities and short term loans	700.0	(10.0)	60.5	750.5	–	132.1	(16.9)	115.2
Non-cash changes:
Acquisitions (note 23)	–	–	127.4	127.4	–	–	687.7	687.7
Deconsolidation of subsidiary (note 23)	–	–	(118.7)	(118.7)	–	–	(246.2)	(246.2)
Loss on redemption	–	–	–	–	23.7	–	–	23.7
Liabilities associated with assets held for sale (note 23)	–	–	–	–	–	(91.4)	–	(91.4)
Foreign exchange effect and other	118.3	4.1	29.8	152.2	104.1	3.4	31.7	139.2

Balance – December 31	5,580.6	1,033.4	2,200.0	8,814.0	4,117.3	1,039.6	2,075.7	7,232.6

Principal repayments on borrowings are due as follows:

	2021	2022	2023	2024	2025	Thereafter	Total
Holding company	700.0	350.1	314.0	367.5	274.7	3,606.7	5,613.0
Insurance and reinsurance companies	242.8	0.3	0.3	0.3	500.4	281.1	1,025.2
Non-insurance companies	1,309.2	210.8	58.7	309.5	34.5	288.1	2,210.8

Total	2,252.0	561.2	373.0	677.3	809.6	4,175.9	8,849.0

Interest Expense

Interest expense was comprised of interest expense on borrowings of $413.1 and interest expense on accretion of lease liabilities of $62.8 (2019 – $404.2 and $67.8).

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2020 was comprised of 1,548,000 multiple voting shares and 27,124,093 subordinate voting shares without par value prior to deducting 1,696,357 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2019 – 1,548,000, 27,467,964 and 1,385,665 respectively). The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2020	2019
Subordinate voting shares – January 1	26,082,299	26,489,177
Purchases for cancellation	(343,871)	(249,361)
Treasury shares acquired	(457,603)	(229,189)
Treasury shares reissued	146,911	71,672

Subordinate voting shares – December 31	25,427,736	26,082,299
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	26,176,506	26,831,069

During 2020 the company purchased for cancellation 343,871 subordinate voting shares (2019 – 249,361) under the terms of its normal course issuer bids at a cost of $100.9 (2019 – $118.0), of which $15.7 (2019 – $56.2) was charged to retained earnings. Subsequent to December 31, 2020 and up to March 4, 2021 the company purchased for cancellation 137,923 subordinate voting shares under the terms of its normal course issuer bid at a cost of $57.2.

During 2020 the company purchased for treasury 457,603 subordinate voting shares at a cost of $137.9 (2019 – 229,189 subordinate voting shares at a cost of $104.4) on the open market for use in its share-based payment awards. Subsequent to December 31, 2020 and up to March 4, 2021 the company purchased for treasury 42,197 subordinate voting shares at a cost of $17.4 on the open market for use in its share-based payment awards.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 5, 2021	January 21, 2021	January 28, 2021	$10.00	$272.1
January 3, 2020	January 17, 2020	January 28, 2020	$10.00	$275.7
January 3, 2019	January 18, 2019	January 28, 2019	$10.00	$278.0

Preferred stock

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2020 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding(3)	Carrying value(3)	Stated capital(3)	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(4)
Series C	December 31, 2024	7,515,642	$170.8	Cdn$187.9	Cdn$25.00	4.71%	–
Series D	December 31, 2024	2,484,358	$56.4	Cdn$62.1	Cdn$25.00	–	3.26%
Series E	March 31, 2025	5,440,132	$124.5	Cdn$136.0	Cdn$25.00	3.18%	–
Series F	March 31, 2025	2,099,046	$48.1	Cdn$52.5	Cdn$25.00	–	2.27%
Series G	September 30, 2025	7,719,843	$182.1	Cdn$193.0	Cdn$25.00	2.96%	–
Series H	September 30, 2025	2,280,157	$53.8	Cdn$57.0	Cdn$25.00	–	2.67%
Series I	December 31, 2025	10,420,101	$250.5	Cdn$260.5	Cdn$25.00	3.33%	–
Series J	December 31, 2025	1,579,899	$38.0	Cdn$39.5	Cdn$25.00	–	2.96%
Series K	March 31, 2022	9,500,000	$231.7	Cdn$237.5	Cdn$25.00	4.67%	–
Series M	March 31, 2025	9,200,000	$179.6	Cdn$230.0	Cdn$25.00	5.00%	–

			$1,335.5	Cdn$1,456.0

(1)
Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.

(3)
For each series of preferred shares, the number of shares outstanding, carrying value and stated capital have remained consistent at January 1, 2019 and December 31, 2019 and December 31, 2020 except for the conversions described below.

(4)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

On December 31, 2020 there was a net conversion of 45,452 Series I floating rate cumulative preferred shares with an aggregate carrying value of $1.1 and stated capital of Cdn$1.1 into an equal number of Series J fixed rate cumulative preferred shares.

On September 30, 2020 there was a net conversion of 286,891 Series H floating rate cumulative preferred shares with an aggregate carrying value of $6.8 and stated capital of Cdn$7.2 into an equal number of Series G fixed rate cumulative preferred shares.

On March 31, 2020 there was a net conversion of 1,472,998 Series F floating rate cumulative preferred shares with an aggregate carrying value of $33.7 and stated capital of Cdn$36.8 into an equal number of Series E fixed rate cumulative preferred shares.

On December 31, 2019 there was a net conversion of 1,499,258 Series D floating rate cumulative preferred shares with an aggregate carrying value of $34.1 and stated capital of Cdn$37.5 into an equal number of Series C fixed rate cumulative preferred shares.

During 2020 the company paid preferred share dividends of $44.0 (2019 – $45.8).

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:

	December 31, 2020			December 31, 2019
	Pre-tax amount	(Provision for) recovery of income tax	After-tax amount	Pre-tax amount	(Provision for) recovery of income tax	After-tax amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(550.8)	12.2	(538.6)	(423.4)	1.4	(422.0)
Share of accumulated other comprehensive income (loss) of associates, excluding net losses on defined benefit plans	43.7	(12.3)	31.4	(79.3)	(2.4)	(81.7)

	(507.1)	(0.1)	(507.2)	(502.7)	(1.0)	(503.7)

Items that will not be subsequently reclassified to net earnings
Net losses on defined benefit plans	(214.9)	54.7	(160.2)	(147.7)	36.2	(111.5)
Share of net losses on defined benefit plans of associates	(159.1)	18.2	(140.9)	(120.9)	15.1	(105.8)
Other	(0.8)	10.1	9.3	(0.8)	10.1	9.3

	(374.8)	83.0	(291.8)	(269.4)	61.4	(208.0)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(881.9)	82.9	(799.0)	(772.1)	60.4	(711.7)

Non-controlling interests

Details of non-controlling interests as at and for the years ended December 31 were as follows:

						Net earnings (loss) attributable to non-controlling interests
		December 31, 2020		December 31, 2019
		Voting percentage(8)	Carrying value	Voting percentage(8)	Carrying value
	Domicile					2020	2019
Insurance and reinsurance companies
Allied World(1)	Bermuda	29.1%	1,329.0	29.9%	1,256.3	106.6	88.1
Brit(2)	U.K.	–	121.7	10.7%	197.4	(10.9)	15.8
All other(3)	–	–	381.1	–	90.9	10.9	4.3

			1,831.8		1,544.6	106.6	108.2

Non-insurance companies
Fairfax India(4)	Canada	6.6%	1,130.9	6.2%	1,117.2	(29.4)	59.0
Recipe(5)	Canada	38.9%	447.7	38.4%	437.5	(48.4)	28.5
Dexterra Group(6)	Canada	51.0%	121.4	–	–	11.4	–
Thomas Cook India	India	33.1%	69.4	33.1%	93.8	(23.5)	(186.2)
Fairfax Africa(7)	Canada	–	–	1.5%	195.6	(161.1)	(41.4)
All other	–	–	69.5	–	140.4	(36.6)	(1.0)

			1,838.9		1,984.5	(287.6)	(141.1)

			3,670.7		3,529.1	(181.0)	(32.9)

(1)
On April 30, 2020 Allied World paid a dividend of $126.4 (April 29, 2019 – $126.4) to its minority shareholders (OMERS, AIMCo and others). On June 30, 2020 Allied World received a capital contribution from the company of $100.0 primarily to support its underwriting plans, which increased the company's ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019. During 2019 Allied World redomesticated from Switzerland to Bermuda.

(2)
On April 9, 2020 Brit paid a dividend of $20.6 (April 29, 2019 – $20.6) to its minority shareholder (OMERS). The decrease in carrying value of Brit's non-controlling interests during 2020 primarily reflected the company's acquisition of the remaining shares of Brit that it did not already own on August 28, 2020 from Brit's minority shareholder (OMERS) for cash consideration of $220.0, inclusive of an accrued dividend paid of $13.6 on the shares purchased, partially offset by a third party's investment of $124.4 in Brit's newly formed subsidiary Ki Insurance, a fully digital and algorithmically-driven Lloyd's of London syndicate that commenced operations in the fourth quarter of 2020. Subsequent to December 31, 2020 the company entered into an agreement to sell an approximate 14% equity interest in Brit to OMERS as described in note 23.

(3)
Principally related to Fairfax consolidated internal investment funds held by the company's associates RiverStone Barbados and Eurolife. The increase in carrying value during 2020 primarily reflected the deconsolidation of European Run-off and its holdings in those funds as described in note 23.

(4)
The carrying value of Fairfax India's non-controlling interests increased modestly during 2020, primarily reflecting the deconsolidation of European Run-off and its investment in Fairfax India ($91.8) as described in note 23, partially offset by the non-controlling interests' share of Fairfax India's net loss ($29.4), the impact of share repurchases ($29.1) and the weakening of the Indian rupee relative to the U.S. dollar ($23.5). Net earnings attributable to non-controlling interests of Fairfax India in 2019 primarily reflected the non-controlling interests' 66.2% share of Fairfax India's share of a spin-off distribution gain at IIFL Holdings on May 31, 2019.

(5)
The carrying value of Recipe's non-controlling interests increased modestly during 2020, primarily reflecting the deconsolidation of European Run-off and its investment in Recipe ($54.1) as described in note 23 and the strengthening of the Canadian dollar relative to the U.S. dollar ($10.9), partially offset by the non-controlling interests' share of Recipe's net loss ($48.4).

(6)
The company acquired Horizon North (subsequently renamed "Dexterra Group") on May 29, 2020 as described in note 23.

(7)
Fairfax Africa was deconsolidated on December 8, 2020 as described in note 23. The non-controlling interests' share of Fairfax Africa's net loss ($161.1) during 2020 included the net loss on deconsolidation of Fairfax Africa ($33.2).

(8)
Non-controlling interests voting percentages are consistent with economic ownership in each subsidiary at December 31, 2020 except for Fairfax India and Recipe whose non-controlling interest economic ownership were 72.0% and 59.8% (December 31, 2019 – 66.2% and 52.1%). At December 31, 2019 Fairfax Africa's non-controlling interest economic ownership was 38.0%.

Other net changes in capitalization

The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company's consolidated subsidiaries for the years ended December 31, 2020 and 2019 are included in other net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 23 and under the heading "Non-controlling interests" earlier in this note for details of those transactions.

	2020		2019
	Retained earnings	Non- controlling interests	Retained earnings	Non- controlling interests
Third party's investment in Brit's newly formed subsidiary Ki Insurance	–	124.4	–	–
Dividends paid to co-investors in Allied World and Brit	(107.2)	107.2	(104.1)	104.1
Eurolife's investment in a Fairfax consolidated internal investment fund (note 6)	–	93.7	–	22.1
Boat Rocker issuance of preferred shares	–	–	–	20.0
Fairfax India and Fairfax Africa share repurchases	1.4	(32.1)	1.7	(31.8)
Acquisition of Brit's non-controlling interest	(17.8)	(189.6)	–	–
Thomas Cook India's spin-off of its investment in Quess	–	–	–	(147.2)
Purchase of multiple voting shares from Recipe's non-controlling interests and Recipe's share repurchases	0.1	(0.3)	(15.5)	(105.5)
Other	7.0	7.0	8.8	6.6

As presented in other net changes in capitalization in the consolidated statement of changes in equity	(116.5)	110.3	(109.1)	(131.7)

17.  Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:

	2020	2019
Net earnings attributable to shareholders of Fairfax	218.4	2,004.1
Preferred share dividends	(44.0)	(45.8)

Net earnings attributable to common shareholders – basic and diluted	174.4	1,958.3

Weighted average common shares outstanding – basic	26,446,939	26,901,184
Share-based payment awards	1,273,250	1,159,352

Weighted average common shares outstanding – diluted	27,720,189	28,060,536

Net earnings per common share – basic	$6.59	$72.80
Net earnings per common share – diluted	$6.29	$69.79

18.  Income Taxes

The company's provision for income taxes for the years ended December 31 were comprised as follows:

	2020	2019
Current income tax:
Current year expense	172.6	175.0
Adjustments to prior years' income taxes	(23.8)	2.7

	148.8	177.7

Deferred income tax:
Origination and reversal of temporary differences	51.1	87.5
Adjustments to prior years' deferred income taxes	15.4	(17.1)
Other	(8.6)	13.4

	57.9	83.8

Provision for income taxes	206.7	261.5

A significant portion of the company's earnings or losses before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company's earnings (loss) before income taxes by jurisdiction and the associated provision for income taxes for the years ended December 31 are summarized in the following table:

	2020					2019
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings (loss) before income taxes	212.6	(110.8)	(221.4)	363.7	244.1	183.4	848.0	244.7	956.6	2,232.7
Provision for income taxes	121.0	31.4	5.7	48.6	206.7	79.3	23.5	24.0	134.7	261.5

Net earnings (loss)	91.6	(142.2)	(227.1)	315.1	37.4	104.1	824.5	220.7	821.9	1,971.2

(1)
Includes Fairfax India and Fairfax Africa (deconsolidated on December 8, 2020).

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)
Principally comprised of Brit, European Run-off (deconsolidated on March 31, 2020) and other associated holding company results.

(4)
Includes primarily companies in India, Asia, Europe (excluding the U.K.) and Allied World (the majority of Allied World's net earnings (loss) is sourced from outside the U.S. and the U.K.).

Increased pre-tax profitability in Canada in 2020 compared to 2019 primarily reflected improved net gains on investments and underwriting profit, partially offset by lower pre-tax profitability in the Non-insurance companies reporting segment resulting from COVID-19 impacts on the underlying operations. Decreased pre-tax profitability in the U.S. in 2020 compared to 2019 primarily reflected net losses on investment in 2020 compared to net gains on investments in 2019 due to significant declines in global financial markets related to the COVID-19 pandemic, partially offset by improved underwriting performance. Decreased pre-tax profitability in the U.K. in 2020 compared to 2019 primarily reflected underwriting losses at Brit in 2020 principally related to COVID-19 losses and an increase in current period catastrophe losses. Decreased pre-tax profitability in Other in 2020 compared to 2019 primarily reflected decreased net gains on investments due COVID-19 impacts on global financial markets.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2020	2019
Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	64.7	591.7
Non-taxable investment income	(108.3)	(56.6)
Tax rate differential on income and losses outside Canada	5.2	(209.5)
Change in unrecorded tax benefit of losses and temporary differences	172.8	(90.7)
Change in tax rate for deferred income taxes	(5.7)	0.5
Recovery relating to prior years	(8.4)	(14.4)
Foreign exchange effect	40.9	(3.7)
Other including permanent differences	45.5	44.2

Provision for income taxes	206.7	261.5

Non-taxable investment income of $108.3 in 2020 and $56.6 in 2019 were principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada and share of profit of associates in certain jurisdictions. Non-taxable investment income in 2020 principally reflected the gain on deconsolidation of European Run-off, as described in note 23, that was not taxable in Canada or Barbados.

The tax rate differential on income and losses outside Canada of $5.2 in 2020 principally related to losses tax-effected at lower rates at Brit and Fairfax Africa (deconsolidated on December 8, 2020), and in Barbados, partially offset by income taxed at lower rates at Allied World. The tax rate differential on income and losses outside Canada of $209.5 in 2019 principally related to income taxed at lower rates in the U.S. and Barbados, and at Fairfax India, Brit, and Allied World.

The change in unrecorded tax benefit of losses and temporary differences of an income tax rate expense of $172.8 in 2020 principally related to unrecorded deferred tax assets in Canada, the U.S. and the U.K. of $63.3, $54.7 and $53.9 respectively. The change in unrecorded tax benefit of losses and temporary differences of an income tax rate benefit of $90.7 in 2019 principally reflected the recognition of U.S. foreign tax credit carryforwards of $104.0 that are expected to be utilized prior to expiration without incurring an equal amount of base erosion anti-abuse tax, partially offset by deferred tax assets in Canada of $13.8 that were not recorded, as it was not considered probable that those losses could be utilized.

Other including permanent differences of $45.5 in 2020 principally reflected non-cash impairment charges on goodwill and intangible assets recorded by the Non-insurance companies reporting segment as described in note 12. Other including permanent differences of $44.2 in 2019 included $13.4 related to a non-cash goodwill impairment charge recorded by Fairfax India.

Income taxes refundable and payable were as follows:

	December 31, 2020	December 31, 2019
Income taxes refundable	88.7	169.0
Income taxes payable	(64.5)	(78.4)

Net income taxes refundable	24.2	90.6

Changes in net income taxes refundable during the years ended December 31 were as follows:

	2020	2019
Balance – January 1	90.6	72.2
Amounts recorded in the consolidated statements of earnings	(148.8)	(177.7)
Payments made during the year	63.3	178.9
Acquisitions of subsidiaries (note 23)	(0.3)	6.7
Assets held for sale (note 23)	–	(17.1)
Liabilities associated with assets held for sale (note 23)	–	29.6
Deconsolidation of non-insurance subsidiary (note 23)	7.6	–
Foreign exchange effect and other	11.8	(2.0)

Balance – December 31	24.2	90.6

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2020
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	119.2	145.3	119.9	(96.9)	(428.2)	128.0	211.0	177.6	375.9
Amounts recorded in the consolidated statement of earnings	105.0	22.5	21.8	(19.3)	37.9	(110.8)	(36.0)	(79.0)	(57.9)
Amounts recorded in total equity	0.4	–	–	–	–	0.6	–	25.1	26.1
Acquisitions of subsidiaries (note 23)	(0.1)	–	–	–	–	–	0.1	6.0	6.0
Deconsolidation of non-insurance subsidiary (note 23)	(0.5)	–	–	–	–	–	–	2.3	1.8
Foreign exchange effect and other	12.3	1.0	–	0.1	0.8	6.1	(0.3)	(14.4)	5.6

Balance – December 31	236.3	168.8	141.7	(116.1)	(389.5)	23.9	174.8	117.6	357.5

	2019
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gible assets	Invest- ments	Tax credits	Other	Total
Balance – January 1	107.4	134.7	96.8	(81.1)	(419.6)	314.9	118.9	225.9	497.9
Amounts recorded in the consolidated statement of earnings	(11.7)	8.8	23.1	(16.0)	28.3	(181.0)	92.5	(27.8)	(83.8)
Amounts recorded in total equity	2.5	–	–	–	–	(11.4)	–	35.3	26.4
Acquisitions of subsidiaries (note 23)	22.9	–	–	–	(29.5)	–	–	(58.3)	(64.9)
Assets held for sale (note 23)	–	–	–	–	–	0.8	–	(3.0)	(2.2)
Foreign exchange effect and other	(1.9)	1.8	–	0.2	(7.4)	4.7	(0.4)	5.5	2.5

Balance – December 31	119.2	145.3	119.9	(96.9)	(428.2)	128.0	211.0	177.6	375.9

Management expects that the deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax asset at December 31, 2020 related to operating and capital losses, tax credits, provision for losses and loss adjustment expenses, provision for unearned premiums and investments (related primarily to net unrealized investment losses in the U.S.), partially offset by a deferred income tax liability related to intangible assets and deferred premium acquisition costs. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for income tax when realized (particularly in the U.S. and several other jurisdictions). The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Allied World, Recipe and Brit) that are typically not deductible in the determination of income taxes payable. The deferred income tax asset related to operating and capital losses arises primarily at the U.S. Tax Group, Brit, Northbridge, AGT and Fairfax Latam. Tax credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred taxes include temporary differences related to pensions, and premises and equipment principally at the Non-insurance companies reporting segment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2020 deferred income tax assets of $837.8 (December 31, 2019 – $814.7) related principally to operating and capital losses and U.S. foreign tax credits have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $2,102.8 (December 31, 2019 – $1,863.5), losses in Europe of $537.6 (December 31, 2019 – $495.8), losses in the U.S. of $46.1 (December 31, 2019 – $46.1), losses at Allied World of $338.8 across various jurisdictions (December 31, 2019 – $359.4) and U.S. foreign tax credits of $43.0 (December 31, 2019 – $55.0). The losses in Canada expire between 2026 and 2040. The losses and foreign tax credits in the U.S. expire between 2025 and 2040. Substantially all of the losses in Europe do not have an expiry date. Allied World's losses are primarily in the U.K. and Asia, with no expiry date, while the remainder expire between 2022 and 2040.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.2 billion at December 31, 2020 (December 31, 2019 – $3.5 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company's insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2020 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $239.7 (2019 – $282.3).

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2020, the maximum dividend capacity available in 2021 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31, 2020
Allied World	809.3
Odyssey Group	362.4
Northbridge(1)	175.2
Crum & Forster(1)	151.9
Zenith National	52.2

1,551.0

(1)
Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. In addition, the co-investors in Allied World have a dividend in priority to the company.

During 2020 the company provided $1,381.4 of cash and marketable securities in capital support to its subsidiaries, all to its insurance and reinsurance companies to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of the COVID-19 pandemic.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court's decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller, although the court subsequently relieved Messrs. Sender and Heller of any liability for damages. Fairfax intends to appeal this relief to Messrs. Sender and Heller, and to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment in 2018 as described above.

Other

Subsidiaries of the company, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

Odyssey Group, Brit and Allied World ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation in certain Lloyd's syndicates. The Lloyd's participants have pledged cash and cash equivalents of $27.9 and securities with a fair value of $1,666.5 at December 31, 2020 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships, associates and joint ventures at December 31, 2020 was $878.2.

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans at December 31 were as follows:

	Defined benefit pension plans		Defined benefit post retirement plans
	2020	2019	2020	2019
Benefit obligation	(914.8)	(789.4)	(89.2)	(125.4)
Fair value of plan assets	700.9	605.8	–	–

Funded status of plans – deficit	(213.9)	(183.6)	(89.2)	(125.4)
Impact of asset ceiling	–	0.3	–	–

Net accrued liability(1)	(213.9)	(183.3)	(89.2)	(125.4)

Weighted average assumptions used to determine benefit obligations:
Discount rate	2.2%	3.0%	2.6%	3.3%
Rate of compensation increase	2.6%	2.6%	3.4%	3.6%
Health care cost trend	–	–	3.5%	4.5%
(1)
The defined benefit pension plan net accrued liability at December 31, 2020 of $213.9 (December 31, 2019 – $183.3) was comprised of pension deficits of $262.7, partially offset by pension surpluses of $48.8 (December 31, 2019 – $235.2, partially offset by $51.9). See notes 13 and 14.

Pension and post retirement benefit expenses recognized in the consolidated statement of earnings for the years ended December 31 were as follows:

	2020	2019
Defined benefit pension plan expense	24.3	18.8
Defined contribution pension plan expense	53.7	53.1
Defined benefit post retirement plan expense (recovery)(1)	(39.8)	8.4

	38.2	80.3

(1)
During 2020 Odyssey Group amended its post retirement plan which resulted in a recovery of $48.5.

Pre-tax actuarial net gains (losses) recognized in the consolidated statement of comprehensive income for the years ended December 31 were comprised as follows:

	2020	2019
Defined benefit pension plans
Actuarial net gains on plan assets and change in asset ceiling	17.6	18.8
Actuarial net losses on benefit obligations	(101.5)	(109.9)

	(83.9)	(91.1)
Defined benefit post retirement plans – actuarial net losses on benefit obligations	(4.4)	(8.0)

	(88.3)	(99.1)

During 2020 the company contributed $80.3 (2019 – $36.8) to its defined benefit pension and post retirement plans, and expects to contribute $26.1 in 2021.

22.  Leases

Changes in the company's right-of-use assets for the year ended December 31 were as follows:

	2020			2019
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Balance – January 1	385.4	635.2	1,020.6	418.9	632.5	1,051.4
Additions	81.5	100.6	182.1	59.9	73.2	133.1
Disposals	(3.1)	(19.9)	(23.0)	(8.3)	(1.6)	(9.9)
Depreciation(2)	(68.9)	(118.0)	(186.9)	(69.3)	(109.4)	(178.7)
Acquisitions of subsidiaries (note 23)	–	20.1	20.1	4.4	16.2	20.6
Assets held for sale (note 23)	–	–	–	(22.9)	–	(22.9)
Foreign exchange effect and other(3)	1.2	(6.1)	(4.9)	2.7	24.3	27.0

Balance – December 31 (note 13)	396.1	611.9	1,008.0	385.4	635.2	1,020.6

(1)
Includes the Run-off reporting segment and Corporate and Other.

(2)
Recorded in operating expenses and other expenses in the consolidated statement of earnings.

(3)
Includes non-cash impairment charges of $18.2 (2019 – $0.9), principally related to COVID-19 in the Non-insurance companies reporting segment.

The maturity profile of the company's lease liabilities was as follows:

	December 31, 2020			December 31, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
One year or less	78.7	212.9	291.6	78.0	209.4	287.4
One to two years	72.5	179.6	252.1	72.0	193.1	265.1
Two to three years	64.3	152.0	216.3	63.2	163.8	227.0
Three to four years	56.5	128.7	185.2	54.7	136.5	191.2
Four to five years	50.6	110.6	161.2	48.8	115.6	164.4
More than five years	213.4	373.0	586.4	240.8	428.5	669.3

Lease liabilities, undiscounted	536.0	1,156.8	1,692.8	557.5	1,246.9	1,804.4

Lease liabilities, discounted (note 14)	456.8	995.3	1,452.1	434.3	1,062.1	1,496.4

Weighted average incremental borrowing rate	4.2%	4.5%	4.4%	4.6%	4.6%	4.6%

During 2020 the company recognized in the consolidated statement of earnings interest expense on lease liabilities of $62.8 (2019 – $67.8) (note 15), and short-term, low value and other lease costs of $46.5 (2019 – $78.0) that included the benefit of COVID-19 lease concessions of $14.9 primarily in the Non-insurance companies reporting segment (note 26).

The maturity profile of the company's finance lease receivables was as follows:

	December 31, 2020			December 31, 2019
	Insurance and reinsurance companies	Non-insurance companies	Total	Insurance and reinsurance companies	Non-insurance companies	Total
One year or less	1.8	65.4	67.2	1.7	72.0	73.7
One to two years	1.8	59.3	61.1	1.7	66.9	68.6
Two to three years	1.6	49.6	51.2	1.8	59.3	61.1
Three to four years	0.7	42.0	42.7	1.6	49.6	51.2
Four to five years	0.7	35.6	36.3	0.7	41.4	42.1
More than five years	3.4	90.5	93.9	4.0	130.2	134.2

Finance lease receivables, undiscounted	10.0	342.4	352.4	11.5	419.4	430.9
Unearned finance income	1.5	45.5	47.0	2.7	52.3	55.0

Finance lease receivables (note 13)	8.5	296.9	305.4	8.8	367.1	375.9

During 2020 the company recognized on finance lease receivables interest revenue of $14.1 (2019 – $14.7) in other revenue and COVID-19 related non-cash impairment charges in the Non-insurance companies reporting segment of $11.1 (2019 – nil) in other expenses in the consolidated statement of earnings.

23.  Acquisitions and Divestitures

Subsequent to December 31, 2020

Sale of non-controlling interest in Brit

On February 10, 2021 the company entered into an agreement pursuant to which OMERS, the pension plan for Ontario's municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021. After closing, the company will have the ability to repurchase OMERS' interest in Brit over time.

Sale of RiverStone Barbados to CVC Capital Partners

On December 2, 2020 the company entered into an agreement with CVC Capital Partners ("CVC") whereby CVC will acquire 100% of RiverStone (Barbados) Ltd. ("RiverStone Barbados"). OMERS, the pension plan for Ontario's municipal employees, will sell its 40.0% joint venture interest in RiverStone Barbados as part of the transaction. On closing the company expects to receive proceeds of approximately $730 for its 60.0% joint venture interest in RiverStone Barbados and a contingent value instrument for potential future proceeds of up to $235.7. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the first quarter of 2021. Pursuant to the agreement with CVC, prior to closing the company entered into an arrangement with RiverStone Barbados to purchase (unless sold earlier) certain investments owned by RiverStone Barbados at a fixed price of approximately $1.2 billion prior to the end of 2022.

Year ended December 31, 2020

Fairfax Africa transaction with Helios Holdings Limited

On December 8, 2020 Helios Holdings Limited ("Helios") acquired a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams. Upon closing Helios was appointed sole investment advisor to Fairfax Africa and its co-founders were appointed as Co-Chief Executive Officers, resulting in Fairfax no longer being able to exercise control over Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation ("HFP") and continues to be listed on the Toronto Stock Exchange.

Prior to closing, in an intercompany transaction on December 7, 2020 the holding company acquired Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of $40.0, guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa, and provided other guarantees of $19.7. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment, recognized its 32.3% equity interest in HFP as an associate and recorded a loss of $61.5 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation losses of $26.9 that were reclassified from accumulated other comprehensive income (loss). The pre-tax loss of $61.5 reflected a partial reversal of the initial impairment loss of $164.0 recorded in the third quarter of 2020 when Fairfax Africa was classified as held for sale, due to an increase in Fairfax Africa's market traded share price from $2.96 at September 30, 2020 to $3.92 at closing. Subsequent to December 31, 2020 the company entered into a subscription agreement for HFP debentures and warrants as described in note 6.

HFP is an investment holding company whose investment objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

Acquisition of Horizon North Logistics

On May 29, 2020 Horizon North Logistics Inc. ("Horizon North") legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest equity and voting shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, which was subsequently renamed Dexterra Group Inc. ("Dexterra Group"), is a Canadian publicly listed corporation that provides a range of industrial services and modular construction solutions.

Contribution of European Run-off to a joint venture

On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. ("RiverStone Barbados"), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to a subscription agreement on December 20, 2019, and entered into a shareholders' agreement with the company to jointly direct the relevant activities of RiverStone Barbados. At closing on March 31, 2020, the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, which included European Run-off's unrestricted cash and cash equivalents of $377.8, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off and a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, partially offset by foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings. The deconsolidation of European Run-off increased the company's non-controlling interests by $340.4 at March 31, 2020 as RiverStone Barbados holds investments in certain of the company's subsidiaries as described in note 16.

As the agreement to contribute European Run-off to a joint venture was entered into prior to December 31, 2019, the assets and liabilities of European Run-off were presented on the company's consolidated balance sheet at December 31, 2019 in assets held for sale and liabilities associated with assets held for sale as follows:

	December 31, 2019
	European Run-off	Intercompany reinsurance(1)	Consolidation adjustments(1)	As presented on the consolidated balance sheet
Assets held for sale:
Insurance contract receivables	53.1	8.2	–	61.3
Portfolio investments(2)	2,688.7	–	(313.4)	2,375.3
Deferred premium acquisition costs	1.9	(0.2)	–	1.7
Recoverable from reinsurers	642.0	(382.0)	–	260.0
Deferred income taxes	2.2	–	–	2.2
Other assets	351.2	–	(266.1)	85.1

	3,739.1	(374.0)	(579.5)	2,785.6

Liabilities associated with assets held for sale:
Accounts payable and accrued liabilities	77.6	–	(10.5)	67.1
Derivative obligations	2.0	–	–	2.0
Insurance contract payables	49.5	(11.7)	–	37.8
Insurance contract liabilities	2,340.7	(503.9)	–	1,836.8
Borrowings – insurance and reinsurance companies	91.4	–	–	91.4

	2,561.2	(515.6)	(10.5)	2,035.1

(1)
Primarily reflects reinsurance with Wentworth and investments in Fairfax subsidiaries.

(2)
Includes cash and cash equivalents of $283.7. See note 27.

Year ended December 31, 2019

Acquisition of Universalna

On November 5, 2019 the company transferred its investment in ARX Insurance (described below) into Limited Liability Company FFH Ukraine Holdings ("Fairfax Ukraine"), a newly formed subsidiary. On November 6, 2019 Fairfax Ukraine completed the acquisition of Private Joint Stock Company Insurance Company Universalna ("Universalna"), a property and casualty insurance company in Ukraine. Purchase consideration for Universalna was comprised of cash of $4.6 and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development. The assets, liabilities and results of operations of Fairfax Ukraine were consolidated in the Insurance and Reinsurance – Other reporting segment.

Merger of Grivalia Properties REIC and Eurobank Ergasias S.A.

On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. ("Eurobank"), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Non-insurance companies reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger, Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a common stock at FVTPL as described in note 3. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

Privatization of AGT Food and Ingredients Inc.

On April 17, 2019 AGT Food & Ingredients Inc. ("AGT") completed a management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company ("Purchase Co.") all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company acquiring a 69.9% controlling equity interest in AGT upon closing and effectively settling the company's pre-existing interests in AGT's preferred shares and warrants at fair value.

Contemporaneously with the acquisition of AGT, Purchase Co. acquired the company's preferred shares and the remaining common shares of AGT held by the buying group in exchange for its own common shares which diluted the company's interest in AGT to 59.6%, with AGT management and other co-investors owning the remainder. Purchase Co. and AGT subsequently amalgamated and the amalgamated entity was renamed AGT. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The preferred shares were subsequently canceled and the warrants are eliminated on consolidation of AGT. The assets, liabilities and results of operations of AGT were consolidated in the Non-insurance companies reporting segment. AGT is a supplier of pulses, staple foods and food ingredients.

Acquisition of AXA operations in Ukraine

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. The assets, liabilities and results of operations of ARX Insurance were consolidated in the Insurance and Reinsurance – Other reporting segment.

Additional investment in Consolidated Infrastructure Group

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange. The assets, liabilities and results of operations of CIG were consolidated in the Non-insurance companies reporting segment.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2020 compared to those identified at December 31, 2019, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of his or her company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's Chief Operating Officer reports on risk considerations to the company's Executive Committee and provides a quarterly report on key risk exposures to the company's Board of Directors. The Executive Committee, in consultation with the Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company's risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.

COVID-19 pandemic

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted business activities throughout the world. The company's businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Although the company was able to have its insurance businesses remain open during the pandemic, the businesses of many of the company's insureds have been affected, resulting in increased counterparty risk. The company increased its leverage under its revolving credit facility as it added liquidity support for its insurance and reinsurance companies should it be needed during the pandemic. In addition, the company experienced losses on its equity investment portfolio as well as certain asset impairments, which impacted the company's financial results for the year ended December 31, 2020.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company's businesses, investments and employees in particular, or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19 including the distribution of vaccines, as well as the timing of the re-opening of the economy in various parts of the world. Such further developments could have a material adverse effect on the company's business, financial condition, results of operations and cash flows.

The slowdown in the global economy as a result of COVID-19 has adversely affected the company's operating segments to varying degrees. Underwriting results in 2020 were negatively affected by COVID-19 losses, primarily from international business interruption exposures and event cancellation coverage, and the company expects its insurance and reinsurance operations to experience a reduction in premiums written in certain segments where premiums are directly or indirectly linked to economic activity. In addition, certain government officials, including U.S. state insurance commissioners, have taken actions to protect consumers and specified classes of workers from hardship caused by COVID-19 which in the aggregate may adversely affect the company's operating results in the near term. While it is likely that certain insurance and reinsurance lines of business may experience increased loss activity due to COVID-19, there are also many that will likely experience improved loss experience due to reduced exposures to loss. Certain of the company's non-insurance operations continue to experience reductions in revenue due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The ultimate impact of COVID-19 on the company will not be fully known for many months, perhaps years.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. As discussed in the preceding section, COVID-19 has increased uncertainty and may adversely affect the company's future underwriting results. There were no other significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk at December 31, 2020 compared to December 31, 2019.

Principal lines of business

The company's principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, professional liability and umbrella coverage; and

  •
  Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

An analysis of net premiums earned by line of business is included in note 25.

The table that follows shows the company's concentration of insurance risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2020 by line of business was comprised of property of $1,470.7 (2019 – $1,471.5), casualty of $2,361.2 (2019 – $1,842.9) and specialty of $429.5 (2019 – $361.2).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Property	996.2	853.5	3,364.7	3,087.9	735.4	710.4	1,756.2	1,669.4	6,852.5	6,321.2
Casualty	899.1	805.4	7,812.8	6,903.4	446.6	411.6	1,279.4	1,424.6	10,437.9	9,545.0
Specialty	188.9	177.6	735.7	597.7	248.4	237.6	662.5	632.1	1,835.5	1,645.0

Total	2,084.2	1,836.5	11,913.2	10,589.0	1,430.4	1,359.6	3,698.1	3,726.1	19,125.9	17,511.2

Insurance	1,969.4	1,724.5	9,020.4	8,389.9	682.2	676.1	2,637.4	2,377.3	14,309.4	13,167.8
Reinsurance	114.8	112.0	2,892.8	2,199.1	748.2	683.5	1,060.7	1,348.8	4,816.5	4,343.4

	2,084.2	1,836.5	11,913.2	10,589.0	1,430.4	1,359.6	3,698.1	3,726.1	19,125.9	17,511.2

(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

Pricing risk

Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severities and frequencies, developing case law and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.

The diversity of insurance risk within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group's aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of underwriting risk

To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company's reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes and rising claims costs are currently elevating reinsurance pricing, which has affected the company's reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant current period catastrophe losses suffered by the industry since 2017 and uncertainty surrounding the losses ultimately ceded to reinsurers related to COVID-19, capital adequacy within the reinsurance market remains strong with new capital entering the market and alternative forms of reinsurance capacity continuing to be available. As a result, reinsurance pricing of loss affected business has increased while non-loss affected property has increased to a lesser extent. The company remains opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily foreign currency forward contracts, total return swaps and CPI-linked derivatives). During 2020 the company's exposure to credit risk increased primarily due to the potential effects of the COVID-19 pandemic on the company's reinsurers and the underlying issuers of the company's investments in bonds. There were no other significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2020 compared to December 31, 2019.

The company's gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:

	December 31, 2020	December 31, 2019
Cash and short term investments	13,920.6	10,703.6
Investments in debt instruments:
U.S. sovereign government(1)	3,058.4	5,610.8
Other sovereign government rated AA/Aa or higher(1)(2)	311.2	1,090.4
All other sovereign government(3)	649.3	1,230.0
Canadian provincials	49.9	2.9
U.S. states and municipalities	378.2	216.5
Corporate and other(4)(5)	11,848.3	8,164.8
Receivable from counterparties to derivative contracts	222.4	85.2
Insurance contract receivables	5,816.1	5,435.0
Recoverable from reinsurers	10,533.2	9,155.8
Other assets	1,424.2	1,362.9

Total gross credit risk exposure	48,211.8	43,057.9

(1)
Represented together 7.8% of the company's total investment portfolio at December 31, 2020 (December 31, 2019 – 17.2%) and considered by the company to have nominal credit risk.

(2)
Comprised primarily of bonds issued by the governments of Singapore, Hong Kong, Australia and Canada with fair values at December 31, 2020 of $95.7, $58.7, $42.0 and $16.5 respectively (December 31, 2019 – $99.4, $105.9, $89.0 and $664.4).

(3)
Comprised primarily of bonds issued by the governments of Spain, Poland and India with fair values at December 31, 2020 of $233.9, $128.7 and $22.5 respectively (December 31, 2019 – $218.2, $149.6 and $519.0).

(4)
Represented 27.4% of the company's total investment portfolio at December 31, 2020 compared to 20.9% at December 31, 2019, with the increase principally related to net purchases of high quality corporate bonds rated A/A and BBB/Baa of $875.3 and $1,601.4, and net purchases of corporate bonds rated BB/Ba of $242.6.

(5)
Includes the company's investments in mortgage loans at December 31, 2020 of $775.4 (December 31, 2019 – $232.0) secured by real estate primarily in the U.S., Europe and Canada.

The company had income taxes refundable of $88.7 at December 31, 2020 (December 31, 2019 – $169.0) that are considered to have nominal credit risk and are not included in the table above.

Cash and short term investments

The company's cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2020, 86.7% of these balances were held in Canadian and U.S. financial institutions, 10.2% in European financial institutions and 3.1% in other foreign financial institutions (December 31, 2019 – 83.5%, 11.0% and 5.5% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

Investments in debt instruments

The company's risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company's investments in debt instruments classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2020			December 31, 2019
Issuer Credit Rating	Amortized cost	Fair value	%	Amortized cost	Fair value	%
AAA/Aaa	3,574.3	3,604.8	22.1	6,795.2	6,820.4	41.8
AA/Aa	779.1	805.1	4.9	870.0	881.8	5.4
A/A	3,856.5	4,086.6	25.1	2,979.4	3,008.0	18.4
BBB/Baa	4,157.4	4,590.8	28.2	3,059.6	3,206.2	19.7
BB/Ba	489.6	518.8	3.2	121.9	135.0	0.8
B/B	41.7	42.9	0.3	59.9	61.6	0.4
Lower than B/B	62.4	63.8	0.4	31.6	16.4	0.1
Unrated(1)(2)	2,458.9	2,582.5	15.8	2,125.8	2,186.0	13.4

Total	15,419.9	16,295.3	100.0	16,043.4	16,315.4	100.0

(1)
Comprised primarily of the fair value of the company's investments in Atlas Corp. of $575.9 (December 31, 2019 – $483.4), Blackberry Limited of $438.6 (December 31, 2019 – $442.1) and Chorus Aviation Inc. of $153.0 (December 31, 2019 – $155.8).

(2)
Includes the company's investments in mortgage loans at December 31, 2020 of $775.4 (December 31, 2019 – $232.0) secured by real estate primarily in the U.S., Europe and Canada.

At December 31, 2020, 80.3% (December 31, 2019 – 85.3%) of the fixed income portfolio's carrying value was rated investment grade or better, with 27.0% (December 31, 2019 – 47.2%) rated AA or better (primarily consisting of government bonds). The decrease in the fair value of bonds rated AAA/Aaa primarily reflected net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for net proceeds of $2,521.5 and $626.0. The increase in the fair value of bonds rated A/A and BBB/Baa was primarily due to net purchases of high quality corporate bonds of $875.3 and $1,601.4, partially offset by net sales of Indian government bonds rated BBB/Baa of $479.6. The increase in the fair value of bonds rated BB/Ba was primarily due to net purchases of corporate bonds of $242.6. The increase in the fair value of unrated bonds was primarily due to net purchases of unrated corporate bonds and mortgage loans of $839.1, partially offset by the deconsolidation of Fairfax Africa's bond holdings (note 23).

At December 31, 2020 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $3,474.4 (December 31, 2019 – $3,201.5), which represented approximately 8.0% (December 31, 2019 – 8.2%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2020 was the company's investment in Atlas Corp. of $575.9 (December 31, 2019 – $483.4), which represented approximately 1.3% (December 31, 2019 – 1.2%) of the total investment portfolio.

Counterparties to derivative contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:

	December 31, 2020	December 31, 2019
Total derivative assets(1)	222.4	85.2
Obligations that may be offset under net settlement arrangements	(32.0)	(19.2)
Fair value of collateral deposited for the benefit of the company(2)	(124.3)	(14.2)
Excess collateral pledged by the company in favour of counterparties	11.7	1.9
Initial margin not held in segregated third party custodian accounts	5.6	–

Net derivative counterparty exposure after net settlement and collateral arrangements	83.4	53.7

(1)
Excludes equity warrants, equity call options and other derivatives which are not subject to counterparty risk.

(2)
Excludes excess collateral pledged by counterparties of $5.0 at December 31, 2020 (December 31, 2019 – $1.9).

Collateral deposited for the benefit of the company at December 31, 2020 consisted of cash of $116.4 and government securities of $12.9 (December 31, 2019 – $5.3 and $10.8). The company had not exercised its right to sell or repledge collateral at December 31, 2020.

Recoverable from reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2020 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business, with particular focus during 2020 on the actions of its reinsurers in response to the economic effects of COVID-19, which did not result in any impairments. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security staff conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for uncollectible reinsurance provisions for the group. The reinsurance security staff also collect and maintain individual operating company and group reinsurance exposures across the company. Most of the reinsurance balances for reinsurers rated B++ or lower were inherited by the company on acquisition of a subsidiary. The company's single largest recoverable from reinsurer (Munich Reinsurance Company) represented 8.0% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2020 (December 31, 2019 – 6.4%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from its reinsurers increased at December 31, 2020 compared to December 31, 2019, primarily reflecting increased business volumes (principally at Allied World and Odyssey Group), reinsurers' share of COVID-19 losses (primarily at Brit and Bryte) and amounts ceded to European Run-off by Group Re and Brit, which are included in recoverable from reinsurers at December 31, 2020 as a result of the deconsolidation of European Run-off compared with December 31, 2019, when those balances were intercompany and eliminated on consolidation. Changes that occurred in the provision for uncollectible reinsurance during the year are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength ratings of the reinsurers. Pools and associations are generally government or similar insurance funds with limited credit risk.

	December 31, 2020			December 31, 2019
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	473.9	27.5	446.4	357.1	28.8	328.3
A+	5,244.2	361.5	4,882.7	5,005.9	351.9	4,654.0
A	3,072.9	97.6	2,975.3	2,567.7	106.0	2,461.7
A-	359.1	29.9	329.2	217.7	9.7	208.0
B++	55.9	5.2	50.7	18.1	1.2	16.9
B+	2.6	–	2.6	3.9	0.4	3.5
B or lower	16.0	0.4	15.6	11.0	1.4	9.6
Not rated	1,101.8	726.9	374.9	941.1	524.3	416.8
Pools and associations	362.4	7.0	355.4	194.8	6.5	188.3

	10,688.8	1,256.0	9,432.8	9,317.3	1,030.2	8,287.1
Provision for uncollectible reinsurance	(155.6)		(155.6)	(161.5)		(161.5)

Recoverable from reinsurers	10,533.2		9,277.2	9,155.8		8,125.6

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company's cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios due to the economic effects of the COVID-19 pandemic. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.

Holding Company

The holding company's known significant commitments for 2021 consist of payment of a common share dividend of $272.1 ($10.00 per common share, paid in January 2021), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities.

The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2020 of $1,229.4 provides adequate liquidity to meet the holding company's known commitments in 2021. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. In the first quarter of 2021 the holding company expects to receive proceeds of approximately $730 from the sale of its 60.0% joint venture interest in RiverStone Barbados to CVC (note 23). To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility as described in note 15. At December 31, 2020 there was $700.0 borrowed on the company's credit facility.

The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2020 the holding company received net cash of $222.8 (2019 – paid net cash of $17.0) in connection with long equity total return swap derivative contracts (excluding the impact of collateral requirements).

Subsequent to December 31, 2020, the company completed offerings of $671.6 (Cdn$850.0) and $600.0 principal amounts of unsecured senior notes due 2031 and made a net repayment of $200.0 on its revolving credit facility, leaving $500.0 borrowed at March 5, 2021. The company also announced redemptions of its unsecured senior notes due 2022 and 2023 with principal amounts of $350.1 (Cdn$446.0) and $314.0 (Cdn$400.0). See note 15 for details.

Insurance and reinsurance subsidiaries

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2020 portfolio investments, net of derivative obligations, was $41.9 billion (December 31, 2019 – $38.0 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2020 these asset classes represented approximately 11.3% (December 31, 2019 – 12.5%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments. Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of $1,095.5 at December 31, 2020 (Fairfax India and Fairfax Africa at December 31, 2019 – $1,415.3).

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2020 the insurance and reinsurance subsidiaries paid net cash of $628.6 (2019 – received net cash of $30.7) in connection with long and short equity total return swap derivative contracts (excluding the impact of collateral requirements).

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2021 of $1,309.2, primarily related to AGT's senior notes and credit facilities, Fairfax India's secured term loan, and the maturity of certain convertible debentures. Subsequent to December 31, 2020, AGT extended the maturity on its senior credit facility of Cdn$525.0 to January 24, 2022, and Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes on February 26, 2021 and used the net proceeds to repay $500.0 principal amount of its floating rate term loan. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

Maturity profile of the company's consolidated financial liabilities

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2020
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,464.8	816.6	854.5	454.3	675.3	4,265.5
Insurance contract payables(2)	775.6	1,493.0	205.6	13.5	13.5	2,501.2
Provision for losses and loss adjustment expenses	2,880.5	6,111.7	9,577.5	4,753.5	7,486.1	30,809.3
Borrowings – holding company and insurance and reinsurance companies:
Principal	50.1	892.7	664.7	1,142.9	3,887.8	6,638.2
Interest	54.6	204.2	479.0	411.5	554.1	1,703.4
Borrowings – non-insurance companies:
Principal	547.6	761.6	269.5	344.0	288.1	2,210.8
Interest	27.2	43.3	76.5	40.7	103.4	291.1

	5,800.4	10,323.1	12,127.3	7,160.4	13,008.3	48,419.5

	December 31, 2019
	3 months or less	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,321.1	799.9	798.1	426.0	853.2	4,198.3
Insurance contract payables(2)	717.2	1,294.8	133.2	9.6	63.0	2,217.8
Provision for losses and loss adjustment expenses	2,475.6	5,325.9	8,490.8	4,619.5	7,588.4	28,500.2
Borrowings – holding company and insurance and reinsurance companies:
Principal	–	140.0	433.9	676.0	3,926.9	5,176.8
Interest	53.1	180.5	456.4	391.1	648.0	1,729.1
Borrowings – non-insurance companies:
Principal	533.4	771.5	392.7	114.8	271.8	2,084.2
Interest	59.9	45.4	60.4	38.4	113.9	318.0

	5,160.3	8,558.0	10,765.5	6,275.4	13,465.2	44,224.4

(1)
Excludes pension and post retirement liabilities (note 21), deferred gift card, hospitality and other revenue, accrued interest expense and other. The maturity profile of lease liabilities included in the table above is described in note 22.

(2)
Excludes ceded deferred premium acquisition costs.

The timing of claims payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.

The following table provides a maturity profile of the company's derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2020				December 31, 2019
	3 months or less	3 months to 1 year	More than 1 year	Total	3 months or less	3 months to 1 year	More than 1 year	Total
Equity total return swaps – short positions	–	–	–	–	58.0	26.6	–	84.6
Equity total return swaps – long positions	8.3	9.7	–	18.0	–	3.0	–	3.0
U.S. treasury bond forward contracts	–	–	–	–	1.7	–	–	1.7
Foreign currency forward and swap contracts	74.3	16.1	45.6	136.0	59.3	1.9	53.3	114.5
Other derivative contracts	25.8	9.5	0.1	35.4	1.6	0.4	0.1	2.1

	108.4	35.3	45.7	189.4	120.6	31.9	53.4	205.9

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2020 the company's investment portfolio included fixed income securities with an aggregate fair value of approximately $16.3 billion (December 31, 2019 – $16.3 billion) that is subject to interest rate risk.

The company's exposure to interest rate risk increased during 2020 primarily due to economic disruption caused by the COVID-19 pandemic and also due to net purchases of short to mid-dated high quality corporate bonds of $2,071.9, partially offset by decreased bond holdings, primarily reflecting net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for proceeds of $2,521.5 and $626.0, and net sales of India government bonds for net proceeds of $479.6. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5). There were no other significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2020 compared to December 31, 2019.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment of the COVID-19 pandemic. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2020			December 31, 2019
	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical change in net earnings(1)	Hypothetical % change in fair value(1)
Change in interest rates
200 basis point increase	15,540.5	(624.5)	(4.6)	15,752.1	(463.3)	(3.5)
100 basis point increase	15,889.8	(335.2)	(2.5)	16,018.9	(243.6)	(1.8)
No change	16,295.3	–	–	16,315.4	–	–
100 basis point decrease	16,790.2	410.0	3.0	16,712.8	326.8	2.4
200 basis point decrease	17,348.4	871.6	6.5	17,162.3	695.8	5.2
(1)
Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, the COVID-19 pandemic has increased market uncertainty and may adversely impact the fair values or future cash flows of the company's equity and equity-related holdings. The company's exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2020 compared to December 31, 2019 as shown in the table below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at December 31, 2020 and 2019 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value at

December 31, 2020 of $5,609.8 (December 31, 2019 – $6,494.4) as a component of its equity and equity-related holdings when assessing its net equity exposures.

	December 31, 2020		December 31, 2019		Year ended December 31, 2020	Year ended December 31, 2019
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	4,939.7	4,939.7	4,604.2	4,604.2	24.7	915.9
Preferred stocks – convertible(2)	27.9	27.9	20.7	20.7	4.4	0.9
Bonds – convertible	461.3	461.3	667.6	667.6	143.4	1.4
Investments in associates(2)(3)(4)	5,609.8	5,134.9	6,494.4	5,492.3	8.6	0.7
Deconsolidation of non-insurance subsidiaries(5)(6)	–	–	–	–	(61.5)	171.3
Derivatives and other invested assets:
Equity total return swaps – long positions	1,788.3	126.3	406.3	8.1	325.6	20.5
Equity warrant forward contracts(7)	–	–	–	–	–	45.4
Equity warrants and options(7)	132.8	132.8	200.3	200.3	(56.3)	123.9
Other	–	–	–	–	(17.0)	–

Total equity and equity related holdings	12,959.8	10,822.9	12,393.5	10,993.2	371.9	1,280.0

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	–	–	(369.8)	(84.6)	(528.6)	(45.0)
Other	–	–	–	–	–	(12.8)

	–	–	(369.8)	(84.6)	(528.6)	(57.8)

Net equity exposures and financial effects	12,959.8		12,023.7		(156.7)	1,222.2

(1)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(2)
Excludes the company's insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.

(3)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3 as described in note 6.

(4)
On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction as described in note 6.

(5)
On December 8, 2020 Fairfax Africa was deconsolidated pursuant to the transaction described in note 23.

(6)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 23.

(7)
Includes the Atlas (formerly Seaspan) warrants and forward contracts.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2020 and 2019. The analysis assumes variations of 10% and 20% (December 31, 2019 – 5% and 10%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

	December 31, 2020
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	8,799.0	8,074.2	7,350.0	6,627.5	5,897.4
Hypothetical $ change in net earnings	1,227.5	613.3	–	(611.6)	(1,228.8)
Hypothetical % change in fair value	19.7	9.9	–	(9.8)	(19.8)

	December 31, 2019
Change in global equity markets	10% increase	5% increase	No change	5% decrease	10% decrease
Fair value of equity and equity-related holdings	6,048.3	5,788.2	5,529.3	5,271.8	5,015.7
Hypothetical $ change in net earnings	433.9	216.4	–	(215.1)	(428.8)
Hypothetical % change in fair value	9.4	4.7	–	(4.7)	(9.3)

The change in fair value of non-insurance investments in associates and joint ventures have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon disposition of the associate. The change in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as they are considered long term strategic holdings.

At December 31, 2020 the company's ten largest holdings within common stocks, long equity total return swaps and non-insurance investments in associates totaled $4,981.5 or 11.5% of the total investment portfolio (December 31, 2019 – $5,136.2 or 13.2%), of which the largest single holding was the company's investment in Eurobank of $1,166.3 (note 6) or 2.7% of the total investment portfolio (December 31, 2019 – $1,164.4 or 3.0%).

Risk of decreasing price levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2020 these contracts have a remaining weighted average life of 2.7 years (December 31, 2019 – 2.8 years), a notional amount of $74.9 billion (December 31, 2019 – $99.8 billion) and a fair value of $2.8 (December 31, 2019 – $6.7). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract. During 2020 the company recorded net losses of $13.9 (2019 – $12.3) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2020 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and United Kingdom with a notional amount of $27.2 billion (2019 – $1.8 billion) matured.

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including net premiums earned and losses on claims, net that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2020 compared to December 31, 2019.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.

At December 31, 2020 the company has designated the carrying value of Cdn$2,796.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,397.6 (December 31, 2019 – principal amount of Cdn$2,796.0 with a fair value of $2,270.0) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2020 the company recognized pre-tax losses of $38.0 (2019 – $105.6) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in losses on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

Subsequent to December 31, 2020, on March 1, 2021 the company issued Cdn$850.0 principal amount of unsecured senior notes due March 3, 2031 and will use the net proceeds from the issuance for the redemptions of its Cdn$446.0 principal amount of unsecured senior notes due October 14, 2022 and its Cdn$400.0 principal amount of unsecured senior notes due March 22, 2023. Contemporaneously with the redemptions, the company will designate the carrying value of its Cdn$850.0 principal amount of unsecured senior notes as a hedge of a portion of its net investment in Canadian subsidiaries. See note 15 for details.

At December 31, 2020 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $1,023.9 (December 31, 2019 – principal amount of €277.0 with a fair value of $336.2) as a hedge of its net investment in European operations with a euro functional currency. The increase in principal amount of euro denominated unsecured senior notes designated as a hedging instrument during 2020 was due to the classification of Eurobank as an investment in associate (notes 3 and 6) which increased the company's net investment in European operations with a euro functional currency. During 2020 the company recognized pre-tax losses of $75.8 (2019 – $35.3) related to exchange rate movements on the euro denominated unsecured senior notes in losses on hedge of net investment in European operations in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effects included in net gains (losses) on investments in the company's consolidated statements of earnings for the years ended December 31 were as follows:

	2020	2019
Net gains (losses) on investments:
Investing activities	105.4	(68.0)
Underwriting activities	(16.8)	5.6
Foreign currency contracts	(33.0)	(1.3)

Foreign currency net gains (losses)	55.6	(63.7)

Foreign currency net gains on investing activities during 2020 primarily reflected strengthening of the euro and Canadian dollar relative to the U.S. dollar. Foreign currency net losses on investing activities during 2019 primarily related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies.

The table below shows the approximate effect of a 10% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2020 with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Pre-tax earnings (loss)	(25.6)	18.3	(35.2)	59.0	58.3	(5.1)	(47.3)	(110.1)	45.0	(57.7)	(4.8)	(95.6)
Net earnings (loss)	(25.1)	14.0	(26.5)	44.2	48.8	(2.0)	(45.9)	(95.3)	36.0	(38.1)	(12.7)	(77.2)
Pre-tax other comprehensive income (loss)	(112.1)	(110.0)	(17.4)	(86.1)	(56.4)	(125.5)	(247.7)	(275.4)	(108.6)	(123.3)	(542.2)	(720.3)
Other comprehensive income (loss)	(115.5)	(113.2)	13.7	(55.6)	(55.6)	(124.7)	(229.2)	(254.2)	(109.1)	(118.0)	(495.7)	(665.7)

The hypothetical impact in 2020 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

  Canadian dollar:    Primarily related to net assets at Allied World, Corporate and Other, Zenith National, Insurance and Reinsurance – Other (primarily at Wentworth), Run-off, Brit and Crum & Forster, partially offset by net liabilities at Odyssey Group. A net asset exposure at December 31, 2020 compared to a net liability exposure at December 31, 2019 primarily reflected increases in net assets at Allied World and Crum & Forster (principally related to portfolio investments), a decrease in net liability exposure at Odyssey Group (primarily related to its U.S. operations and Newline branch) and the impact of the deconsolidation of European Run-off.

  Euro:    Primarily related to net assets at Corporate and Other, non-insurance companies, Crum & Forster, Odyssey Group and Allied World. A net asset exposure at December 31, 2020 compared to a net liability exposure at December 31, 2019 primarily reflected Corporate and Other designating the entire carrying value of €750.0 principal amount of its euro borrowings as a hedge of its net investment in European operations during 2020, a net asset exposure at Odyssey Group compared to a net liability exposure (primarily related to its European branch), the impact of the deconsolidation of European Run-off and increased portfolio investments at Brit.

  British pound sterling:    Primarily related to net liabilities at Brit, Odyssey Group and Allied World. A net liability exposure at December 31, 2020 compared to a net asset exposure at December 31, 2019 primarily related to foreign exchange contracts used as an economic hedge at Brit and Odyssey Group.

  Indian rupee:    Primarily related to the company's investment in compulsory convertible preferred shares of Digit held at Fairfax Asia. The net asset exposure at December 31, 2020 compared to December 31, 2019 decreased primarily reflecting decreased portfolio investment exposure at Odyssey Group, Northbridge and Corporate and Other, principally related to net sales of India government bonds.

  All other currencies:    Primarily related to U.S. dollar, Egyptian pound and Australian dollar net assets at entities where the functional currency is other than those currencies (primarily at Odyssey Group's Paris branch and Newline syndicate and Allied World, reflecting changes in operational exposure) and net liabilities at Fairfax India (primarily U.S. dollar borrowings). The change in net exposure in all other currencies primarily reflected increased exposure to the U.S. dollar (principally at Odyssey Group's various branches and the impact of the deconsolidation of European Run-off), decreased exposure to the Egyptian pound and Kuwaiti dinar (principally as a result of the deconsolidation of European Run-off), partially offset by increased net asset exposure to the Australian dollar (primarily at Odyssey Group and Allied World).

The hypothetical impact in 2020 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company's non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

  Canadian dollar:    Primarily related to net investments in Northbridge and Canadian subsidiaries within the Non-insurance companies reporting segment, partially offset by the impact of Canadian dollar borrowings applied as a hedge of net investment in Canadian subsidiaries.

  Euro:    Primarily related to the company's investments in associates (principally Eurobank, Eurolife and Astarta) and a net investment in Colonnade Insurance, partially offset by Odyssey Group's net investment in its European branch (net liability exposure) and the impact of euro borrowings applied as a hedge of net investment in European operations. The net asset exposure at December 31, 2020 compared to December 31, 2019 decreased primarily reflecting an increase in the carrying value of €750.0 euro denominated borrowings designated as a hedging instrument during 2020, the deconsolidation of European Run-off and increased net liability exposure at Odyssey Group's European branch.

  British pound sterling:    Primarily related to Odyssey Group's net investment in its Newline syndicate. The net asset exposure in British pound sterling decreased during 2020 primarily reflecting the deconsolidation of European Run-off.

  Indian rupee:    Primarily related to net investments in Fairfax India and Thomas Cook India, and the company's investments in associates (principally Quess and Digit). The net asset exposure decreased during 2020 primarily reflecting decreased net investments in Fairfax India and Thomas Cook India, and a non-cash impairment charge on the company's investment in Quess.

  All other currencies:    Primarily related to net investments in Fairfax Latin America (Argentine peso, Chilean peso, Colombian peso, Uruguayan peso, Brazilian real), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG Insurance (Indonesian rupiah), Fairfirst Insurance (Sri Lankan rupee), Pacific Insurance (Malaysian ringgit), Fairfax Central and Eastern Europe (Bulgarian lev, Czech koruna, Hungarian forint, Romanian leu and Ukrainian hryvnia) and non-insurance companies (primarily AGT's net investment in its Turkish subsidiary (Turkish lira)), and investments in associates (primarily Vietnamese dong at BIC Insurance).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2020, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $26,341.3 compared to $25,139.8 at December 31, 2019. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	Consolidated		Excluding consolidated non-insurance companies
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Holding company cash and investments (net of derivative obligations)	1,229.4	975.2	1,229.4	975.2

Borrowings – holding company	5,580.6	4,117.3	5,580.6	4,117.3
Borrowings – insurance and reinsurance companies	1,033.4	1,039.6	1,033.4	1,039.6
Borrowings – non-insurance companies	2,200.0	2,075.7	–	–

Total debt	8,814.0	7,232.6	6,614.0	5,156.9

Net debt(1)	7,584.6	6,257.4	5,384.6	4,181.7

Common shareholders' equity	12,521.1	13,042.6	12,521.1	13,042.6
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	3,670.7	3,529.1	1,831.8	1,544.6

Total equity	17,527.3	17,907.2	15,688.4	15,922.7

Net debt/total equity	43.3%	34.9%	34.3%	26.3%
Net debt/net total capital(2)	30.2%	25.9%	25.6%	20.8%
Total debt/total capital(3)	33.5%	28.8%	29.7%	24.5%
Interest coverage(4)	1.6x	6.5x	3.3x (6)	9.8x (6)
Interest and preferred share dividend distribution coverage(5)	1.4x	5.7x	2.7x (6)	7.9x (6)
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") applies a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2020 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level.

In Bermuda, the Bermuda Insurance Act 1978 imposes solvency and liquidity standards on Bermuda insurers and reinsurers. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined by the Bermuda Monetary Authority under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2020 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2020 Northbridge's subsidiaries had a weighted average MCT ratio in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2020 Brit's available capital was in excess of its management capital requirements (capital required for business strategy and regulatory requirements).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2020.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments that are categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Prices for inter-segment transactions are set at arm's length. Geographic premiums are determined by the domicile of the operating companies and where the primary underlying insurance risk resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

Odyssey Group – A U.S.-based reinsurer that provides a full range of property and casualty products worldwide, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. that principally underwrites specialty coverages. Subsequent to December 31, 2020, on January 1, 2021 Pethealth became a wholly owned subsidiary of Crum & Forster.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer.

Allied World – A global property, casualty and specialty insurer and reinsurer with a presence at Lloyd's.

Fairfax  Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (AMAG Insurance) and Sri Lanka (Fairfirst Insurance). Fairfax Asia also includes the company's equity accounted interests in Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (41.2%).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Bryte Insurance, Fairfax Latin America and Fairfax Central and Eastern Europe ("Fairfax CEE"). Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana. Fairfax Latin America is comprised of Fairfax Brasil, which writes commercial property and casualty insurance in Brazil, and Fairfax Latam, consisting of property and casualty insurance operations in Argentina, Chile, Colombia and Uruguay. Fairfax CEE is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, Colonnade Insurance, a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania and an insurance subsidiary in Ukraine, and Fairfax Ukraine which comprises ARX Insurance (acquired February 14, 2019) and Universalna (acquired November 6, 2019), both property and casualty insurers in Ukraine.

Run-off

This reporting segment is comprised of U.S. Run-off, which includes TIG Insurance Company. European Run-off, which principally consisted of RiverStone (UK), Advent, Syndicate 3500 at Lloyd's (managed by RiverStone Managing Agency Limited) and TIG Insurance (Barbados) Limited, was classified as held for sale at December 31, 2019 and deconsolidated on March 31, 2020 as described in note 23.

Non-insurance companies

This reporting segment is comprised as follows:

Restaurants and retail – Comprised of Recipe, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

Fairfax India – Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight.

Thomas Cook India – Comprised of Thomas Cook India and its subsidiary Sterling Resorts.

Other – Comprised primarily of AGT (acquired on April 17, 2019), Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Mosaic Capital, Boat Rocker, Pethealth, Rouge Media, Farmers Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020) and Grivalia Properties (deconsolidated on May 17, 2019). Subsequent to December 31, 2020, on January 1, 2021 Pethealth became a wholly owned subsidiary of Crum & Forster, and the company sold substantially all of its interest in Rouge Media as described in note 29.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Sources of Earnings by Reporting Segment

Sources of earnings by reporting segment for the years ended December 31 were as follows:

2020

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)		Corporate and Other		Consolidated
Gross premiums written
External	1,727.5	4,306.3	3,082.4	661.7	2,407.6	4,633.8	421.2	1,738.6	18,979.1	146.8	–	–	–	19,125.9
Intercompany	7.7	140.4	27.0	–	16.8	46.9	3.5	135.4	377.7	–	–	–	(377.7)	–

	1,735.2	4,446.7	3,109.4	661.7	2,424.4	4,680.7	424.7	1,874.0	19,356.8	146.8	–	–	(377.7)	19,125.9

Net premiums written	1,540.4	3,789.6	2,543.0	646.1	1,775.6	3,017.6	221.6	1,183.8	14,717.7	146.8	–	–	–	14,864.5

Net premiums earned
External	1,435.1	3,555.8	2,462.7	646.6	1,710.4	2,788.4	229.2	1,030.8	13,859.0	129.7	–	–	–	13,988.7
Intercompany	(11.0)	30.8	(36.5)	(2.8)	0.3	(65.8)	(7.5)	94.1	1.6	(1.6)	–	–	–	–

	1,424.1	3,586.6	2,426.2	643.8	1,710.7	2,722.6	221.7	1,124.9	13,860.6	128.1	–	–	–	13,988.7
Underwriting expenses(2)	(1,315.3)	(3,396.7)	(2,366.1)	(591.9)	(1,951.0)	(2,596.6)	(214.6)	(1,119.4)	(13,551.6)	(336.2)	–	–	–	(13,887.8)

Underwriting profit (loss)	108.8	189.9	60.1	51.9	(240.3)	126.0	7.1	5.5	309.0	(208.1)	–	–	–	100.9

Interest income	59.6	173.6	91.9	24.3	67.1	136.5	14.1	52.6	619.7	28.5	20.5	57.1	(9.3)	716.5
Dividends	7.9	8.6	2.2	1.8	3.4	20.3	7.1	3.7	55.0	4.9	17.2	0.7	–	77.8
Investment expenses	(11.3)	(31.0)	(14.5)	(7.1)	(12.3)	(30.1)	(1.2)	(6.6)	(114.1)	(8.7)	9.4	(2.0)	90.3	(25.1)

Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	55.8	81.0	769.2

Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	–	(112.8)

Other
Revenue	–	–	–	–	–	–	–	–	–	–	4,742.4	–	(22.8)	4,719.6
Expenses	–	–	–	–	–	–	–	–	–	–	(4,868.0)	–	9.1	(4,858.9)

	–	–	–	–	–	–	–	–	–	–	(125.6)	–	(13.7)	(139.3)

Operating income (loss)	162.0	368.9	124.9	66.7	(175.5)	288.3	41.7	38.8	915.8	(194.6)	(178.7)	8.2	67.3	618.0
Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	–	313.1
Gain (loss) on deconsolidation of insurance subsidiary	–	(30.5)	(25.8)	–	–	–	–	–	(56.3)	(9.0)	–	182.4	–	117.1
Interest expense	(1.3)	(6.4)	(4.7)	(3.8)	(19.0)	(30.3)	(0.4)	(1.7)	(67.6)	(2.3)	(170.6)	(235.6)	0.2	(475.9)
Corporate overhead	(8.1)	(10.5)	(28.2)	(9.8)	(11.9)	(79.2)	(6.0)	(1.4)	(155.1)	(0.2)	–	(82.6)	(90.3)	(328.2)

Pre-tax income (loss)	258.3	294.6	(92.0)	(6.8)	(182.0)	424.8	47.6	28.7	773.2	(303.0)	(414.9)	211.6	(22.8)	244.1
Provision for income taxes														(206.7)

Net earnings														37.4

Attributable to:
Shareholders of Fairfax														218.4
Non-controlling interests														(181.0)

														37.4

(1)
Includes European Run-off prior to its deconsolidation on March 31, 2020 pursuant to the transaction described in note 23.

(2)
Underwriting expenses for the year ended December 31, 2020 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE – accident year	878.9	2,652.2	1,521.7	401.8	1,301.8	1,931.2	148.3	687.6	9,523.5
Commissions	243.8	693.5	415.2	74.1	436.4	253.7	30.8	215.6	2,363.1
Premium acquisition costs and other underwriting expenses	231.8	270.5	434.4	190.1	275.6	416.8	54.0	246.7	2,119.9

Underwriting expenses – accident year	1,354.5	3,616.2	2,371.3	666.0	2,013.8	2,601.7	233.1	1,149.9	14,006.5
Net favourable claims reserve development	(39.2)	(219.5)	(5.2)	(74.1)	(62.8)	(5.1)	(18.5)	(30.5)	(454.9)

Underwriting expenses – calendar year	1,315.3	3,396.7	2,366.1	591.9	1,951.0	2,596.6	214.6	1,119.4	13,551.6

2019

	Insurance and Reinsurance
											Non- insurance companies
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off		Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,513.6	3,742.8	2,805.0	732.7	2,245.4	3,809.3	439.3	1,616.7	16,904.8	606.4	–	–	–	17,511.2
Intercompany	7.9	73.2	22.8	–	48.1	51.0	(1.0)	94.2	296.2	3.2	–	–	(299.4)	–

	1,521.5	3,816.0	2,827.8	732.7	2,293.5	3,860.3	438.3	1,710.9	17,201.0	609.6	–	–	(299.4)	17,511.2

Net premiums written	1,350.3	3,393.8	2,331.5	720.8	1,656.2	2,428.9	231.2	1,148.4	13,261.1	574.5	–	–	–	13,835.6

Net premiums earned
External	1,247.3	3,162.2	2,234.4	737.3	1,608.1	2,345.9	228.2	981.3	12,544.7	685.0	–	–	–	13,229.7
Intercompany	(7.0)	17.0	(40.6)	(2.3)	33.8	(10.5)	(13.0)	65.5	42.9	(42.9)	–	–	–	–

	1,240.3	3,179.2	2,193.8	735.0	1,641.9	2,335.4	215.2	1,046.8	12,587.6	642.1	–	–	–	13,229.7
Underwriting expenses(1)	(1,193.6)	(3,089.3)	(2,142.0)	(626.2)	(1,590.8)	(2,277.7)	(208.8)	(1,064.7)	(12,193.1)	(906.3)	–	–	–	(13,099.4)

Underwriting profit (loss)	46.7	89.9	51.8	108.8	51.1	57.7	6.4	(17.9)	394.5	(264.2)	–	–	–	130.3

Interest income	65.9	189.5	93.6	36.7	82.0	165.6	16.9	66.8	717.0	60.5	24.5	33.7	(9.4)	826.3
Dividends	10.4	17.5	7.0	4.0	3.0	16.7	8.6	3.6	70.8	9.5	11.8	1.6	–	93.7
Investment expenses	(11.3)	(31.1)	(14.7)	(7.6)	(11.5)	(33.4)	(7.8)	(13.4)	(130.8)	(14.2)	(89.0)	(2.4)	196.6	(39.8)

Interest and dividends	65.0	175.9	85.9	33.1	73.5	148.9	17.7	57.0	657.0	55.8	(52.7)	32.9	187.2	880.2

Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	–	169.6

Other
Revenue	–	–	–	–	–	–	–	–	–	–	5,537.1	–	–	5,537.1
Expenses	–	–	–	–	–	–	–	–	–	–	(5,441.6)	–	8.4	(5,433.2)

	–	–	–	–	–	–	–	–	–	–	95.5	–	8.4	103.9

Operating income (loss)	112.8	320.9	156.8	125.5	122.2	219.9	24.0	25.4	1,107.5	(214.7)	(2.4)	198.0	195.6	1,284.0
Net gains on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	–	1,716.2
Loss on repurchase of borrowings	–	–	–	–	–	–	–	–	–	–	–	(23.7)	–	(23.7)
Interest expense	(1.5)	(7.8)	(5.3)	(3.9)	(19.1)	(29.1)	(0.4)	(1.9)	(69.0)	(7.0)	(184.9)	(212.1)	1.0	(472.0)
Corporate overhead	(5.7)	(10.7)	(20.5)	(8.5)	(9.2)	(59.7)	(9.8)	(0.6)	(124.7)	0.4	–	49.1	(196.6)	(271.8)

Pre-tax income (loss)	106.1	451.9	206.2	135.6	156.0	341.3	646.1	129.1	2,172.3	(53.1)	(114.7)	228.2	–	2,232.7
Provision for income taxes														(261.5)

Net earnings														1,971.2

Attributable to:
Shareholders of Fairfax														2,004.1
Non-controlling interests														(32.9)

														1,971.2

(1)
Underwriting expenses for the year ended December 31, 2019 were comprised as shown below. Accident year underwriting expenses exclude the impact of favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total
Loss & LAE – accident year	851.9	2,383.6	1,387.4	423.4	961.0	1,585.8	151.3	678.8	8,423.2
Commissions	204.1	629.9	350.8	80.1	444.6	256.2	29.1	187.5	2,182.3
Premium acquisition costs and other underwriting expenses	204.7	305.4	410.0	204.8	231.7	403.7	56.7	250.4	2,067.4

Underwriting expenses – accident year	1,260.7	3,318.9	2,148.2	708.3	1,637.3	2,245.7	237.1	1,116.7	12,672.9
Net (favourable) adverse claims reserve development	(67.1)	(229.6)	(6.2)	(82.1)	(46.5)	32.0	(28.3)	(52.0)	(479.8)

Underwriting expenses – calendar year	1,193.6	3,089.3	2,142.0	626.2	1,590.8	2,277.7	208.8	1,064.7	12,193.1

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment were as follows:

	Investments in associates				Additions to goodwill		Segment assets			Segment liabilities
	2020		2019		2020	2019	2020	2019		2020	2019
Insurance and Reinsurance
Northbridge	182.1		198.6		–	–	5,231.6	4,654.4		3,418.3	3,085.0
Odyssey Group	1,164.9		1,050.5		–	–	15,041.7	13,489.0		10,141.0	8,710.8
Crum & Forster	368.2		394.3		–	0.5	7,596.0	6,803.3		5,448.2	4,995.4
Zenith National	124.5		154.7		–	–	2,472.0	2,504.8		1,539.1	1,527.7
Brit	363.1		358.5		–	45.9	9,040.7	8,106.8		6,826.2	6,329.2
Allied World	537.0		513.2		–	–	16,975.5	15,596.0		12,547.4	11,499.3
Fairfax Asia	149.9		92.1		–	–	1,920.1	2,231.5		794.7	805.1
Other	219.6		255.6		–	3.9	5,097.8	4,520.1		4,021.4	3,442.5

	3,109.3		3,017.5		–	50.3	63,375.4	57,905.9		44,736.3	40,395.0
Run-off	129.3		260.5	(1)	–	3.8	2,601.9	6,372.6	(2)	2,095.9	4,530.2	(2)
Non-insurance companies	1,373.5		1,663.0		182.1	262.1	8,349.0	9,261.1		5,124.2	5,232.5
Corporate and Other and eliminations and adjustments	1,827.5	(3)	1,043.4		–	–	(272.3)	(3,031.1)		4,570.3	2,443.6

Consolidated	6,439.6		5,984.4		182.1	316.2	74,054.0	70,508.5		56,526.7	52,601.3

(1)
Excludes European Run-off's investments in associates and joint ventures with a carrying value of $442.9 and a fair value of $504.6 that were included in assets held for sale on the consolidated balance sheet at December 31, 2019 and principally comprised of investments in Gulf Insurance, Eurobank, Atlas (formerly Seaspan Corporation), APR Energy and Resolute.

(2)
Includes European Run-off's assets and liabilities that were included in assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23.

(3)
Includes investment in associate held for sale related to RiverStone Barbados of $729.5 as described in note 23.

Product Line

Net premiums earned by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Insurance and Reinsurance – net premiums earned
Northbridge	626.4	538.0	659.6	581.4	138.1	120.9	1,424.1	1,240.3
Odyssey Group	1,838.9	1,598.8	1,444.0	1,288.2	303.7	292.2	3,586.6	3,179.2
Crum & Forster	364.2	293.8	1,837.5	1,771.6	224.5	128.4	2,426.2	2,193.8
Zenith National	37.5	39.1	605.9	695.9	0.4	–	643.8	735.0
Brit	544.3	494.3	853.0	844.3	313.4	303.3	1,710.7	1,641.9
Allied World	882.6	832.1	1,755.4	1,394.1	84.6	109.2	2,722.6	2,335.4
Fairfax Asia	74.5	74.7	116.4	113.7	30.8	26.8	221.7	215.2
Other	634.3	601.2	332.1	305.8	158.5	139.8	1,124.9	1,046.8

	5,002.7	4,472.0	7,603.9	6,995.0	1,254.0	1,120.6	13,860.6	12,587.6
Run-off(1)	31.6	103.8	31.5	379.2	65.0	159.1	128.1	642.1

Consolidated net premiums earned	5,034.3	4,575.8	7,635.4	7,374.2	1,319.0	1,279.7	13,988.7	13,229.7
Interest and dividends							769.2	880.2
Share of profit (loss) of associates							(112.8)	169.6
Net gains on investments							313.1	1,716.2
Gain on deconsolidation of insurance subsidiary (note 23)							117.1	–
Other revenue (Non-insurance companies)							4,719.6	5,537.1

Consolidated income							19,794.9	21,532.8

Distribution of net premiums earned	36.0%	34.6%	54.6%	55.7%	9.4%	9.7%	100.0%	100.0%
(1)
Includes European Run-off prior to its deconsolidation on March 31, 2020 pursuant to the transaction described in note 23.

Geographic Region

Net premiums earned by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Insurance and Reinsurance – net premiums earned
Northbridge	1,407.3	1,223.8	16.8	16.5	–	–	–	–	1,424.1	1,240.3
Odyssey Group	101.2	80.8	2,356.3	2,126.5	469.8	377.1	659.3	594.8	3,586.6	3,179.2
Crum & Forster	–	–	2,409.2	2,191.7	0.2	–	16.8	2.1	2,426.2	2,193.8
Zenith National	–	–	643.8	735.0	–	–	–	–	643.8	735.0
Brit	97.7	107.0	1,228.5	1,119.5	45.9	48.9	338.6	366.5	1,710.7	1,641.9
Allied World	52.6	34.7	2,030.5	1,710.2	227.6	239.7	411.9	350.8	2,722.6	2,335.4
Fairfax Asia	–	–	–	–	221.7	215.2	–	–	221.7	215.2
Other	0.1	–	54.8	31.1	139.6	111.1	930.4	904.6	1,124.9	1,046.8

	1,658.9	1,446.3	8,739.9	7,930.5	1,104.8	992.0	2,357.0	2,218.8	13,860.6	12,587.6
Run-off(3)	0.1	5.8	1.1	29.8	–	0.5	126.9	606.0	128.1	642.1

Consolidated net premiums earned	1,659.0	1,452.1	8,741.0	7,960.3	1,104.8	992.5	2,483.9	2,824.8	13,988.7	13,229.7
Interest and dividends									769.2	880.2
Share of profit (loss) of associates									(112.8)	169.6
Net gains on investments									313.1	1,716.2
Gain on deconsolidation of insurance subsidiary (note 23)									117.1	–
Other revenue (Non-insurance companies)									4,719.6	5,537.1

Consolidated income									19,794.9	21,532.8

Distribution of net premiums earned	11.9%	11.0%	62.4%	60.1%	7.9%	7.5%	17.8%	21.4%	100.0%	100.0%
(1)
The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and Thailand, and the Middle East.

(2)
The International geographic segment is primarily comprised of countries located in South America, Europe and Africa.

(3)
Includes European Run-off prior to its deconsolidation on March 31, 2020 pursuant to the transaction described in note 23.

Non-insurance companies

Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:

	Restaurants and retail		Fairfax India(1)		Thomas Cook India(2)		Other		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Revenue	1,734.2	2,120.6	312.8	410.7	225.2	1,087.4	2,470.2	1,918.4	4,742.4	5,537.1
Expenses	(1,811.1)	(2,049.5)	(305.9)	(401.8)	(288.3)	(1,081.3)	(2,462.7)	(1,909.0)	(4,868.0)	(5,441.6)

Pre-tax income (loss) before interest expense and other(3)	(76.9)	71.1	6.9	8.9	(63.1)	6.1	7.5	9.4	(125.6)	95.5
Interest and dividends	6.1	8.3	28.9	(74.5)	–	–	12.1	13.5	47.1	(52.7)
Share of profit (loss) of associates	1.3	–	(24.8)	179.2	(3.4)	(182.8)	(73.3)	(41.6)	(100.2)	(45.2)

Operating income (loss)	(69.5)	79.4	11.0	113.6	(66.5)	(176.7)	(53.7)	(18.7)	(178.7)	(2.4)
Net gains (losses) on investments	(6.6)	9.2	(12.4)	54.7	4.0	4.2	(50.6)	4.5	(65.6)	72.6

Pre-tax income (loss) before interest expense	(76.1)	88.6	(1.4)	168.3	(62.5)	(172.5)	(104.3)	(14.2)	(244.3)	70.2

(1)
These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(2)
These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(3)
Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

Segmented Balance Sheet

The company's segmented balance sheets as at December 31, 2020 and 2019 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes. where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. Affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	December 31, 2020					December 31, 2019
	Insurance and reinsurance companies	Run-off	Non- insurance companies	Corporate and eliminations(6)	Consolidated	Insurance and reinsurance companies	Run-off	Non- insurance companies	Corporate and eliminations(6)	Consolidated
Assets
Holding company cash and investments	598.1	–	–	654.1	1,252.2	685.3	–	–	290.2	975.5
Insurance contract receivables	6,052.5	8.4	–	(244.8)	5,816.1	5,588.0	4.1	–	(157.1)	5,435.0
Portfolio investments(1)(2)	37,947.8	1,592.4	1,810.3	758.1	42,108.6	33,918.5	1,906.3	2,730.7	(320.5)	38,235.0
Assets held for sale(3)	–	–	–	–	–	–	3,386.6	–	(601.0)	2,785.6
Deferred premium acquisition costs	1,574.4	–	–	(30.7)	1,543.7	1,364.7	–	–	(20.4)	1,344.3
Recoverable from reinsurers	11,254.2	453.7	–	(1,174.7)	10,533.2	9,839.0	494.8	–	(1,178.0)	9,155.8
Deferred income tax assets	460.0	0.1	64.5	189.3	713.9	526.0	6.3	50.6	(207.0)	375.9
Goodwill and intangible assets	3,586.2	41.1	2,601.8	–	6,229.1	3,714.5	43.5	2,435.3	0.8	6,194.1
Due from affiliates	222.6	357.7	3.8	(584.1)	–	573.2	356.1	0.6	(929.9)	–
Other assets	1,526.4	119.2	3,868.6	343.0	5,857.2	1,465.6	112.5	4,043.9	385.3	6,007.3
Investments in affiliates(4)	153.2	29.3	–	(182.5)	–	231.1	62.4	–	(293.5)	–

Total assets	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0	57,905.9	6,372.6	9,261.1	(3,031.1)	70,508.5

Liabilities
Accounts payable and accrued liabilities	1,843.3	59.9	2,566.4	526.5	4,996.1	1,785.4	75.4	2,734.1	219.2	4,814.1
Derivative obligations	114.9	1.1	50.0	23.4	189.4	145.4	4.8	55.4	0.3	205.9
Due to affiliates	8.3	–	117.6	(125.9)	–	14.7	–	145.1	(159.8)	–
Liabilities associated with assets held for sale(3)	–	–	–	–	–	–	2,203.7	–	(168.6)	2,035.1
Deferred income tax liabilities	152.7	–	197.7	6.0	356.4	133.3	–	229.5	(362.8)	–
Insurance contract payables	3,224.2	11.6	–	(271.8)	2,964.0	2,731.9	14.1	–	(155.0)	2,591.0
Provision for losses and loss adjustment expenses(5)	29,809.4	2,023.3	–	(1,023.4)	30,809.3	27,226.8	2,232.2	–	(958.8)	28,500.2
Provision for unearned premiums(5)	8,550.1	–	–	(152.6)	8,397.5	7,317.9	–	–	(95.5)	7,222.4
Borrowings	1,033.4	–	2,192.5	5,588.1	8,814.0	1,039.6	–	2,068.4	4,124.6	7,232.6

Total liabilities	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7	40,395.0	4,530.2	5,232.5	2,443.6	52,601.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	17,117.4	506.0	1,385.9	(5,152.7)	13,856.6	15,991.1	1,842.4	2,044.1	(5,499.5)	14,378.1
Non-controlling interests	1,521.7	–	1,838.9	310.1	3,670.7	1,519.8	–	1,984.5	24.8	3,529.1

Total equity	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3	17,510.9	1,842.4	4,028.6	(5,474.7)	17,907.2

Total liabilities and total equity	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0	57,905.9	6,372.6	9,261.1	(3,031.1)	70,508.5

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Includes investment in associate held for sale of at December 31, 2020 of $729.5 (December 31, 2019 – nil). See note 6 and note 23.

(3)
At December 31, 2019 the effects of intercompany reinsurance with Wentworth, which decreased assets held for sale by $352.5 and liabilities associated with assets held for sale by $357.7, were adjusted in the Run-off reporting segment. See note 23.

(4)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(5)
Included in insurance contract liabilities on the consolidated balance sheet.

(6)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2020			2019
	Insurance and reinsurance companies(1)	Non-insurance companies	Total	Insurance and reinsurance companies(1)	Non-insurance companies	Total
Losses and loss adjustment expenses	8,954.5	–	8,954.5	8,401.5	–	8,401.5
Cost of sales	–	2,997.6	2,997.6	–	3,474.1	3,474.1
Wages and salaries	1,359.1	632.4	1,991.5	1,263.2	801.4	2,064.6
Depreciation, amortization and impairment charges(2)	234.6	517.5	752.1	253.8	397.0	650.8
Employee benefits	293.0	105.2	398.2	326.7	121.8	448.5
Premium taxes	240.3	–	240.3	223.9	–	223.9
Information technology costs	194.4	33.0	227.4	163.1	29.9	193.0
Audit, legal and tax professional fees	141.0	64.0	205.0	137.0	52.3	189.3
Share-based payments to directors and employees	103.6	5.9	109.5	89.1	13.4	102.5
Shipping and delivery	1.2	107.5	108.7	1.5	69.6	71.1
Marketing costs	27.6	67.5	95.1	30.8	108.5	139.3
Repairs and maintenance	4.8	61.4	66.2	4.8	63.8	68.6
Utilities	7.9	48.6	56.5	7.7	46.2	53.9
Short-term, low value and other lease costs(3)	15.7	30.8	46.5	17.5	60.5	78.0
Travel and entertainment	19.6	23.0	42.6	57.5	34.2	91.7
Loss on repurchase of borrowings (note 15)	–	–	–	–	23.7	23.7
Administrative expense and other	263.7	164.5	428.2	186.3	160.5	346.8

Losses on claims, net, operating expenses and other expenses(4)(5)	11,861.0	4,858.9	16,719.9	11,164.4	5,456.9	16,621.3
Commissions, net (note 9)(6)	2,355.0	–	2,355.0	2,206.8	–	2,206.8
Interest expense (note 15)(6)	305.3	170.6	475.9	288.1	183.9	472.0

	14,521.3	5,029.5	19,550.8	13,659.3	5,640.8	19,300.1

(1)
Includes the Run-off reporting segment and Corporate and Other.

(2)
Includes non-cash impairment charges on right-of-use assets of $18.2 (2019 – $0.9) and finance lease receivables of $11.1 (2019 – nil) principally related to COVID-19 in the non-insurance companies reporting segment.

(3)
Includes the benefit of COVID-19 lease concessions of $14.9, primarily in the non-insurance companies reporting segment.

(4)
Expenses of the insurance and reinsurance companies, excluding commissions, net and interest expense, are included in losses on claims, net and operating expenses in the consolidated statement of earnings.

(5)
Expenses of the non-insurance companies, excluding commissions, net and interest expense, and loss on repurchase of borrowings of the holding company, are included in other expenses in the consolidated statement of earnings.

(6)
Presented as separate lines in the consolidated statement of earnings.

During 2020 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $123.8 (2019 – nil) as a reduction of other expenses in the consolidated statement of earnings.

27.  Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.

	December 31, 2020
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	81.9	192.3	274.2	5.8	–	5.8	87.7	192.3	280.0
Subsidiary cash and short term investments	2,736.0	1,398.6	4,134.6	349.4	402.5	751.9	3,085.4	1,801.1	4,886.5
Fairfax India	36.0	22.3	58.3	31.9	–	31.9	67.9	22.3	90.2

	2,853.9	1,613.2	4,467.1	387.1	402.5	789.6	3,241.0	2,015.7	5,256.7

	December 31, 2019
	Unrestricted cash and cash equivalents included in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included on the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	98.8	84.5	183.3	0.6	–	0.6	99.4	84.5	183.9
Subsidiary cash and short term investments	1,934.7	1,355.0	3,289.7	469.4	195.4	664.8	2,404.1	1,550.4	3,954.5
Fairfax India	67.0	19.1	86.1	18.6	–	18.6	85.6	19.1	104.7
Fairfax Africa	77.9	0.8	78.7	7.5	–	7.5	85.4	0.8	86.2
Assets held for sale (note 23)	160.5	65.0	225.5	54.0	4.2	58.2	214.5	69.2	283.7

	2,338.9	1,524.4	3,863.3	550.1	199.6	749.7	2,889.0	1,724.0	4,613.0

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:

	2020	2019
Net (purchases) sales of securities classified at FVTPL
Short term investments	(2,138.1)	(4,646.5)
Bonds	287.2	3,618.7
Preferred stocks	(24.5)	(52.4)
Common stocks	18.4	898.3
Net Derivatives	(479.2)	(184.8)

	(2,336.2)	(366.7)

Changes in operating assets and liabilities
Net increase in restricted cash and cash equivalents	(187.8)	(170.3)
Provision for losses and loss adjustment expenses	1,884.3	1,171.5
Provision for unearned premiums	1,243.2	893.9
Insurance contract receivables	(496.7)	(383.9)
Insurance contract payables	441.9	616.5
Recoverable from reinsurers	(898.8)	(1,112.3)
Other receivables	104.9	192.4
Accounts payable and accrued liabilities	(45.4)	3.8
Other	(172.4)	(297.0)

	1,873.2	914.6

Net interest and dividends received
Interest and dividends received	789.8	819.2
Interest paid on borrowings	(370.4)	(376.9)
Interest paid on lease liabilities	(62.4)	(60.4)

	357.0	381.9

Net income taxes paid	(63.3)	(178.9)

28.  Related Party Transactions

Management and Director Compensation

Compensation for the company's key management team for the years ended December 31 determined in accordance with the company's IFRS accounting policies was as follows:

	2020	2019
Salaries and other short-term employee benefits	10.9	9.8
Share-based payments	3.5	5.1

	14.4	14.9

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2020	2019
Retainers and fees	1.1	1.1
Share-based payments	0.6	0.2

	1.7	1.3

Fairfax India Senior Notes Offering

Subsequent to December 31, 2020, on February 26, 2021 the company's insurance and reinsurance subsidiaries purchased $58.4 principal amount of Fairfax India's 5.00% unsecured senior notes pursuant to the offering described in note 15.

Fairfax India Performance Fee Receivable

At December 31, 2020 the holding company recorded an intercompany performance fee receivable of $5.2 pursuant to its investment advisory agreement with Fairfax India whereby the company receives a performance fee as the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold. Subsequent to December 31, 2020, on March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of the performance fee receivable.

Acquisition of Atlas Mara from Fairfax Africa

In an intercompany transaction on December 7, 2020 the holding company acquired Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of $40.0, guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa, and provided other guarantees of $19.7, pursuant to Fairfax Africa's transaction with Helios Holdings Limited as described in note 23.

Sale of APR Energy plc to Seaspan Corporation

On February 28, 2020 Seaspan Corporation completed a reorganization pursuant to which its newly created holding company acquired all issued and outstanding shares of APR Energy plc from the company and other shareholders as described in note 6.

Eurolife investments in Fairfax consolidated internal investment funds

During 2020 Eurolife invested $93.7 (2019 – $22.1) in a Fairfax consolidated internal investment fund as described in note 6.

CEO acquires additional shares of Fairfax

During 2020 Prem Watsa, the company's Chair and CEO, indirectly acquired 482,600 subordinate voting shares of the company on the open market for an aggregate cost of $148.9, which increased Mr. Watsa's voting power over the company's outstanding shares to 43.6% at December 31, 2020 from 42.5% at December 31, 2019.

29.  Subsidiaries

During 2020 the company acquired Dexterra Group (formerly Horizon North), consolidated Farmers Edge and deconsolidated Fairfax Africa and European Run-off as described in note 23. The company has wholly-owned subsidiaries not presented in the tables below that are intermediate holding companies of investments in subsidiaries and intercompany balances, and that are eliminated on consolidation.

December 31, 2020	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Group Holdings, Inc. (Odyssey Group)	United States
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)(1)	United Kingdom
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	70.9%
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (SouthBridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (SouthBridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (SouthBridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.0%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
Run-off
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States
Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

December 31, 2020	Domicile	Fairfax's ownership		Primary business
Non-insurance companies
Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	40.2%	(2)	Franchisor, owner and operator of restaurants
Praktiker Hellas Trading Single Member SA (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Toys "R" Us (Canada) Ltd. (Toys "R" Us Canada)	Canada	84.6%		Retailer of toys and baby products
Sporting Life Group Limited, which owns:	Canada	71.4%		Invests in retail businesses
100.0% of Sporting Life Inc. (Sporting Life)	Canada	71.4%		Retailer of sporting goods and sports apparel
100.0% of Golf Town Limited (Golf Town)	Canada	71.4%		Retailer of golf equipment, apparel and accessories
Kitchen Stuff Plus, Inc. (Kitchen Stuff Plus)	Canada	55.0%		Retailer of housewares and home decor
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
Fairfax India
Fairfax India Holdings Corporation (Fairfax India), which owns:	Canada	28.0%	(2)	Invests in public and private Indian businesses
89.5% of National Collateral Management Services Limited (NCML)	India	25.1%		Provider of agricultural commodities storage
48.8% of Fairchem Organics Limited (Fairchem)	India	13.7%		Manufacturer of oleochemicals and neutraceuticals
48.8% of Privi Speciality Chemicals Limited (Privi)	India	13.7%		Manufacturer, supplier and exporter of aroma chemicals
51.0% of Saurashtra Freight Private Limited (Saurashtra Freight)	India	14.3%		Container freight station operator
Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	66.9%		Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	66.9%		Owner and operator of holiday resorts
Other
AGT Food and Ingredients Inc. (AGT)	Canada	58.0%		Originator, processor and distributor of value-added pulses and staple foods
Dexterra Group Inc. (Dexterra Group)	Canada	49.0%		Provider of Infrastructure support services
Boat Rocker Media Inc. (Boat Rocker)	Canada	55.7%	(3)	Entertainment content creator, producer and distributor
Mosaic Capital Corporation (Mosaic Capital)	Canada	–	(4)	Invests in private Canadian businesses
Pethealth Inc. (Pethealth)	Canada	100.0%	(5)	Pet medical insurance and database services
Rouge Media Group Inc. and Rouge Media, Inc. (Rouge Media)	Canada and United States	65.0%	(5)	Media and marketing solutions
Farmers Edge Inc. (Farmers Edge)	Canada	41.1%	(6)	Provider of advanced digital tools for agriculture
(1)
Subsequent to December 31, 2020 the company entered into an agreement to sell an approximate 14% equity interest in Brit to OMERS (note 23).

(2)
The company owns multiple voting shares and subordinate voting shares of Recipe and Fairfax India that give it voting rights of 61.1% and 93.4%.

(3)
The company has voting rights of 59.1% due to Boat Rocker's issuance of non-voting shares to non-controlling interests.

(4)
The company owns Mosaic Capital warrants that represent a substantive potential voting interest of approximately 61%.

(5)
Subsequent to December 31, 2020, on January 1, 2021 Pethealth became a wholly owned subsidiary of Crum & Forster, and the company sold substantially all of its interest in Rouge Media for consideration of approximately $10 and expects to record a nominal gain in the first quarter of 2021.

(6)
The company holds convertible debentures and warrants in Farmers Edge that, together with its holdings of common shares, represents a substantive potential voting interest of approximately 69%. Subsequent to December 31, 2020, on March 3, 2021 Farmers Edge completed an Initial Public Offering ("IPO") of common shares, prior to which the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge, resulting in the company's controlling equity interest in Farmers Edge increasing to approximately 62% on completion of the IPO (prior to any over-allotment option that may be exercised by the underwriters of the IPO).

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations	145
Overview of Consolidated Performance	146
Business Developments
Acquisitions and Divestitures	147
Operating Environment	149
Sources of Income	150
Net Premiums Earned by Geographic Region	153
Sources of Net Earnings	154
Net Earnings by Reporting Segment	157
Components of Net Earnings
Underwriting and Operating Income	158
Interest and Dividends	176
Share of Profit (Loss) of Associates	176
Net Gains on Investments	176
Interest Expense	177
Corporate Overhead and Other	178
Income Taxes	179
Non-controlling Interests	179
Balance Sheets by Reporting Segment	180
Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary	183
Provision for Losses and Loss Adjustment Expenses	185
Asbestos, Pollution and Other Latent Hazards	187
Recoverable from Reinsurers	189
Investments
Hamblin Watsa Investment Counsel Ltd.	192
Overview of Investment Performance	193
Interest and Dividends	194
Share of Profit (Loss) of Associates	195
Net Gains (Losses) on Investments	198
Total Return on the Investment Portfolio	200
Bonds	202
Common Stocks	202
Derivatives and Derivative Counterparties	204
Float	204
Financial Condition
Capital Resources and Management	206
Book Value per Share	210
Liquidity	210
Contractual Obligations	214
Contingencies and Commitments	214
Accounting and Disclosure Matters
Management's Evaluation of Disclosure Controls and Procedures	214
Management's Report on Internal Control Over Financial Reporting	214
Critical Accounting Estimates and Judgments	215
Significant Accounting Policy Changes	215
Future Accounting Changes	215
Risk Management
Overview	215
Issues and Risks	215
Other
Quarterly Data (unaudited)	227
Stock Prices and Share Information	228
Compliance with Corporate Governance Rules	228
Forward-Looking Statements	229

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 5, 2021)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information about the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance and reinsurance and run-off operations, and the financial position of the consolidated group, in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated. These performance measures are used in the insurance industry and by management primarily to evaluate business volumes.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned), the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio) and combined ratio points (expressing a particular loss such as a catastrophe loss as a percentage of net premiums earned). All of the ratios described above are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020 and are used by management for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or an individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or an individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms "total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively on the company's long and short equity total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

  (6)
  The measures "pre-tax income (loss) before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income (loss) including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are presented separately in this MD&A, consistent with the manner in which management reviews the results of the company's investment management strategies. The two measures "net realized gains (losses) on investments", and "net change in unrealized gains (losses)

    on investments" are performance measures derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2020, and their sum is equal to "net gains on investments" as presented in the consolidated statement of earnings.

  (7)
  In this MD&A "long equity exposures" and "short equity exposures" refer to long and short positions respectively, in equity and equity-related instruments held for investment purposes, and "net equity exposures and financial effects" refers to the company's long equity exposures net of its short equity exposures. "Long equity exposures" exclude the company's insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. For details, see note 24 (Financial Risk Management, under the heading of "Market risk") to the consolidated financial statements for the year ended December 31, 2020.

  (8)
  Ratios presented in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those ratios are used by the company to assess the amount of leverage employed in its operations. The company also presents an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2020 and are explained in note 24 (Financial Risk Management, under the heading of "Capital Management") thereto.

  (9)
  Book value per basic share (also referred to as book value per share or common shareholders' equity per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 16 (Total Equity, under the heading of "Common stock") respectively to the consolidated financial statements for the year ended December 31, 2020.

  (10)
  On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in "Portfolio investments" and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the "Capital" section. These methods of presentation are non-IFRS measures as intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements.

  (11)
  References in this MD&A to the company's insurance and reinsurance operations do not include the company's run-off operations, consistent with the presentation in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

  (12)
  Cash provided by (used in) operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) is presented for the insurance and reinsurance subsidiaries in this MD&A as management believes this amount to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This performance measure is calculated from amounts that comprise cash provided by (used in) operating activities in the consolidated statement of cash flows.

Overview of Consolidated Performance

The consolidated combined ratio of the insurance and reinsurance operations was 97.8%, producing an underwriting profit of $309.0 in 2020 despite COVID-19 losses of $668.7 (primarily at Brit, Odyssey Group and Allied World, representing 4.8 combined ratio points) and catastrophe losses of $644.3 (representing 4.7 combined ratio points), compared to a combined ratio of 96.9% and an underwriting profit of $394.5 in 2019. The insurance and reinsurance operations continued to experience net favourable prior year reserve development, with a benefit of $454.9 or 3.3 combined ratio points. The decrease in underwriting profit in 2020 principally reflected COVID-19 losses and increased frequency in catastrophe events that resulted in higher current period catastrophe losses, partially offset by increased business volumes as a result of improved pricing and new business. Net premiums earned by the insurance and reinsurance operations increased by 10.1% to $13,860.6 in 2020 primarily reflecting increases at Odyssey Group, Allied World and Crum & Forster. The insurance and reinsurance operations reported operating income (excluding net gains (losses) on investments) of $915.8 in 2020 compared to $1,107.5 in 2019, reflecting decreased interest and dividends and underwriting profit, and reduced share of profit of associates.

Operating loss in the Non-insurance companies reporting segment of $178.7 (2019 – $2.4) was primarily comprised of losses related to the decreased economic activity resulting from COVID-19 at the Restaurants and retail segment of $69.5 (2019 – operating income of $79.4) and Thomas Cook India of $66.5 (2019 – $176.7), and also included losses from the Other segment of $53.7 (2019 – $18.7), principally comprised of losses at Fairfax Africa of $110.1, partially offset by income at Dexterra Group and AGT.

Share of loss of associates of $112.8 in 2020 primarily reflected non-cash impairment losses of $240.3 (principally related to investments in Quess, Resolute, Atlas Mara and Astarta) and share of loss of Sanmar of $48.6 and Bangalore Airport of $30.5, partially offset by share of profit of Atlas of $116.4 and RiverStone Barbados of $113.0.

Net gains on investments of $313.1 in 2020 principally reflected net gains on bonds and other equity derivatives, partially offset by net losses on short equity derivatives and U.S. treasury bond forward contracts. Net gains on investments of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company's investment in Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts. At December 31, 2020 subsidiary cash and short term investments (excluding those of Fairfax India) of $13,311.7 represented 31.7% of portfolio investments.

Net earnings attributable to shareholders of Fairfax decreased to $218.4 in 2020 from $2,004.1 in 2019, with the year-over-year decrease in profitability principally reflecting decreased net gains on investments, decreased operating income in the insurance and reinsurance operations (reflecting decreased interest and dividends and underwriting profit, and reduced share of profit of associates) and increased operating loss in the Non-insurance companies reporting segment, partially offset by a gain on deconsolidation of European Run-off.

The company's consolidated total debt to total capital ratio increased to 33.5% at December 31, 2020 from 28.8% at December 31, 2019 primarily reflecting the $700.0 drawn on its revolving credit facility and the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030. Common shareholders' equity decreased to $12,521.1 ($478.33 per basic share) at December 31, 2020 from $13,042.6 ($486.10 per basic share) at December 31, 2019 (an increase of 0.6%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2020), principally reflecting the payment of dividends on the company's common and preferred shares, unrealized foreign currency translation losses and purchases of subordinate voting shares for cancellation and for use in share-based payment awards, partially offset by net earnings attributable to shareholders of Fairfax.

Maintaining an emphasis on financial soundness, the company held $1,252.2 of cash and investments at the holding company ($1,229.4 net of derivative obligations) at December 31, 2020 compared to $975.5 ($975.2 net of derivative obligations) at December 31, 2019.

During 2020 the company provided $1,381.4 of cash and marketable securities in capital support to its subsidiaries, all to its insurance and reinsurance companies to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of the COVID-19 pandemic.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2020 and 2019 by reporting segment. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For details of these transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020 or to the Components of Net Earnings section of this MD&A under the relevant reporting segment.

Brit

Subsequent to December 31, 2020

On February 10, 2021 the company entered into an agreement pursuant to which OMERS, the pension plan for Ontario's municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021. After closing, the company will have the ability to repurchase OMERS' interest in Brit over time.

Years ended December 31, 2020 and 2019

During 2020 the company increased its ownership interest in Brit to 100% from 89.3% at December 31, 2019 (2019 – increased to 89.3% from 88.9% at December 31, 2018).

In the fourth quarter of 2020 Brit launched Ki Insurance, a newly formed subsidiary that is a fully digital and algorithmically-driven Lloyd's of London syndicate accessible from anywhere, at anytime.

On April 18, 2019 Brit acquired the 50.0% equity interest in Ambridge Partners that it did not already own.

Allied World

During 2020 the company increased its ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019 (2019 – increased to 70.1% from 67.8% at December 31, 2018).

Insurance and Reinsurance – Other

On November 6, 2019 Fairfax Ukraine completed the acquisition of Universalna for purchase consideration comprised of cash and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development.

On November 5, 2019 the company transferred its investment in ARX Insurance into Fairfax Ukraine, a newly formed subsidiary.

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (ARX Insurance).

Effective January 1, 2019 Advent was reported as part of the European Run-off group in the Run-off reporting segment.

Run-off

Subsequent to December 31, 2020

On December 2, 2020 the company entered into an agreement with CVC Capital Partners ("CVC") whereby CVC will acquire 100% of RiverStone Barbados. OMERS, the pension plan for Ontario's municipal employees, will sell its 40.0% joint venture interest in RiverStone Barbados as part of the transaction. On closing the company expects to receive proceeds of approximately $730 for its 60.0% joint venture interest in RiverStone Barbados and a contingent value instrument for potential future proceeds of up to $235.7. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the first quarter of 2021. Pursuant to the agreement with CVC, prior to closing the company entered into an arrangement with RiverStone Barbados to purchase (unless sold earlier) certain investments owned by RiverStone Barbados at a fixed price of approximately $1.2 billion prior to the end of 2022.

Years ended December 31, 2020 and 2019

On March 31, 2020 the company contributed its wholly owned European Run-off group to RiverStone Barbados, a newly created joint venture entity in which the company received a 60.0% equity interest. OMERS jointly manages RiverStone Barbados and had contemporaneously subscribed for a 40.0% equity interest pursuant to the subscription agreement entered into on December 20, 2019. At the closing date the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados.

Effective January 1, 2019 Advent was reported as part of the European Run-off group in the Run-off reporting segment.

Non-insurance companies

Restaurants and retail

During 2020 the company's economic ownership interest in Recipe decreased to 40.2% from 47.9% at December 31, 2019 (2019 – increased to 47.9% from 43.7% at December 31, 2018). The company owns multiple voting shares and subordinate voting shares of Recipe that give it voting rights of 61.1%.

Fairfax India

At December 31, 2020 the holding company recorded an intercompany performance fee receivable of $5.2 pursuant to its investment advisory agreement with Fairfax India. On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of that performance fee receivable.

During 2020 Fairchem reorganized into two separate entities, Fairchem Organics Limited ("Fairchem"), comprised of the oleochemicals and neutraceuticals businesses, and Privi Speciality Chemicals Limited ("Privi"), comprised of the aroma chemicals business.

During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands, a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

Thomas Cook India

On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess as a return of capital to its shareholders, which resulted in the company holding a direct 31.8% joint venture interest in Quess.

On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI, an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

Other

On December 8, 2020 Helios acquired a 45.9% voting and equity interest in Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation ("HFP"). Prior to closing, in an intercompany transaction the holding company acquired Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of $40.0, guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa, and provided other guarantees of $19.7. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment and recognized its 32.3% equity interest in HFP as an investment in associate.

On July 1, 2020 the company commenced consolidating Farmers Edge, a provider of advanced digital tools to growers and other key participants in the agricultural value chain.

On May 29, 2020 Horizon North legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. Horizon North was subsequently renamed Dexterra Group.

On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank.

On April 17, 2019 the company acquired a 59.6% equity interest in AGT, a supplier of pulses, staple foods and food ingredients. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%.

On January 4, 2019 Fairfax Africa increased its equity interest in CIG, a pan-African engineering infrastructure company, to 49.1%.

    Operating Environment

Insurance Environment

Property and casualty insurers had a very eventful year in 2020, with COVID-19 losses, increased frequency and severity of catastrophe events and increased market volatility which included sharp declines in yield curves. Despite these extraordinary events, the property and casualty insurance and reinsurance industry is expected to report an underwriting profit in 2020, primarily due to improved pricing across most lines of business, partially offset by reductions in lines of business affected by COVID-19 that are directly or indirectly linked to economic activity. Insurance pricing on most property and casualty lines of business continue to reflect more favourable terms resulting from higher frequencies of catastrophe losses in recent years and the impact of rising claims costs. Decreased economic activity resulting from COVID-19 and continued remote working arrangements are expected to provide a more competitive rating environment for other lines of business including automobile and workers' compensation. Future net favourable prior year reserve development could diminish despite favourable rate increases, particularly if future judicial or regulatory decisions on extending coverage to include losses from COVID-19 are unfavourable (primarily related to international business interruption exposures). Investment returns in the latter half of 2020 benefited from a rebound in equity and credit markets following a significant decline in the first quarter of 2020 and with yields at record lows, future investment returns are expected to remain under pressure.

The reinsurance sector remains well capitalized, despite increased frequency and severity of catastrophe losses during 2020 and significant market volatility, as a result of well diversified investment portfolios that benefited from the rebound in capital markets in the latter half of 2020 following the significant decline in the first quarter of 2020. Opportunistic capital raises remain available at lower rates providing additional reinsurance capacity which is partially offset by decreased alternative capital and increased retrocession rates. Reinsurance pricing continues to improve following significant catastrophe activity in recent years and adverse loss trends on certain U.S. casualty lines, providing noteworthy rate increases across many lines.

Sources of Income

Income for the most recent three years was comprised as follows:

	2020	2019	2018
Net premiums earned – Insurance and Reinsurance
Northbridge	1,424.1	1,240.3	1,119.2
Odyssey Group	3,586.6	3,179.2	2,755.4
Crum & Forster	2,426.2	2,193.8	1,960.9
Zenith National	643.8	735.0	804.3
Brit	1,710.7	1,641.9	1,479.7
Allied World	2,722.6	2,335.4	2,286.8
Fairfax Asia	221.7	215.2	189.5
Other	1,124.9	1,046.8	1,065.6
Run-off	128.1	642.1	404.6

Net premiums earned	13,988.7	13,229.7	12,066.0
Interest and dividends(1)	769.2	880.2	783.5
Share of profit (loss) of associates(1)	(112.8)	169.6	221.1
Net gains on investments(1)	313.1	1,716.2	252.9
Gain on deconsolidation of insurance subsidiary(2)	117.1	–	–
Other revenue(3)	4,719.6	5,537.1	4,434.2

	19,794.9	21,532.8	17,757.7

(1)
An analysis of interest and dividends, share of profit (loss) of associates and net gains on investments in 2020 and 2019 is provided in the Investments section of this MD&A.

(2)
On March 31, 2020 the company deconsolidated European Run-off and recorded a gain of $117.1 as described in the Run-off section of this MD&A.

(3)
Represents revenue earned by the Non-insurance companies reporting segment, which is comprised primarily of the revenue earned by Recipe, Thomas Cook India and its subsidiaries (Sterling Resorts and Quess (deconsolidated on March 1, 2018)), AGT (consolidated on April 17, 2019), Toys "R" Us Canada (acquired on May 31, 2018), and Fairfax India and its subsidiaries (NCML, Fairchem, Privi and Saurashtra Freight). Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra Group (formerly Horizon North (acquired on May 29, 2020)), Praktiker, Sporting Life, Golf Town, Grivalia Properties (deconsolidated on May 17, 2019), Pethealth, Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), Farmers Edge (consolidated on July 1, 2020), Kitchen Stuff Plus, Rouge Media and William Ashley.

Year ended December 31, 2020

The decrease in income to $19,794.9 in 2020 from $21,532.8 in 2019 principally reflected decreased net gains on investments and other revenue, share of loss of associates in 2020 compared to share of profit of associates in 2019 and decreased interest and dividends, partially offset by increased net premiums earned reflecting strong growth in the insurance and reinsurance operations, and a gain on the deconsolidation of European Run-off.

Net investment gains of $313.1 in 2020 principally reflected net gains on bonds (due to unrealized appreciation of high quality corporate bonds) and long equity exposures, partially offset by net losses on short equity exposures (resulting from closing out the company's remaining short equity total return swaps) and U.S. treasury bond forward contracts. Net investment gains of $1,716.2 in 2019 principally reflected net gains on common stocks, net unrealized gains on the company's investment in the Digit compulsory convertible preferred shares, net gains on bonds and equity derivatives, and a non-cash gain of $171.3 as a result of the deconsolidation of Grivalia Properties upon its merger into Eurobank, partially offset by net losses on other derivative contracts and U.S. treasury bond forward contracts.

Interest and dividends decreased to $769.2 in 2020 from $880.2 in 2019, primarily reflecting lower interest income earned, principally on U.S. treasury bonds and cash and short term investments, partially offset by higher interest income earned on high quality U.S. corporate bonds.

Share of loss of associates of $112.8 in 2020 primarily reflected non-cash impairment losses of $240.3 (principally related to investments in Quess, Resolute, Atlas Mara and Astarta) and share of loss of Sanmar of $48.6 and Bangalore Airport of $30.5, partially offset by share of profit of Atlas of $116.4 and RiverStone Barbados of $113.0. Share of profit of associates of $169.6 in 2019, principally reflected share of a spin-off distribution gain at IIFL Holdings, share of profit of Eurolife and share of a significant gain at Atlas (formerly Seaspan), partially offset by a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to its minority shareholders (fully attributed to non-controlling interests) and share of loss of APR Energy and Atlas Mara.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2020 reflected increases at Odyssey Group ($407.4, 12.8%), Allied World ($387.2, 16.6%), Crum & Forster ($232.4, 10.6%), Northbridge ($183.8, 14.8%, inclusive of the unfavourable effect of foreign currency translation), Insurance and Reinsurance – Other ($78.1, 7.5%), Brit ($68.8, 4.2%) and Fairfax Asia ($6.5, 3.0%), partially offset by a decrease at Zenith National ($91.2, 12.4%). Net premiums earned at Run-off in 2020 and 2019 principally reflected the first quarter 2020 Part VII transfer and reinsurance transactions and the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A.

The decrease in other revenue to $4,719.6 in 2020 from $5,537.1 in 2019 principally reflected temporary closures and other economic effects related to COVID-19 at the company's Non-insurance companies reporting segment primarily impacting Restaurants and retail, Thomas Cook India, Fairfax India's subsidiaries (lower business volumes at NCML and Privi, partially offset by higher business volumes at Saurashtra Freight), and Fairfax Africa's subsidiary CIG (both deconsolidated on December 8, 2020), and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the inclusion of a full year of revenue of AGT in 2020 (consolidated on April 17, 2019) and the consolidation of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue.

Year ended December 31, 2019

The increase in income to $21,532.8 in 2019 from $17,757.7 in 2018 principally reflected increased net gains on investments, net premiums earned, other revenue, and interest and dividends, partially offset by decreased share of profit of associates.

Net investment gains of $1,716.2 in 2019 were as described above. Net investment gains of $252.9 in 2018 principally reflected a net realized gain recorded on re-measurement of Quess ($889.9) upon its deconsolidation, partially offset by net losses on common stocks and convertible bonds which arose primarily in the fourth quarter of 2018 as a result of marking those positions to market and foreign currency net losses that resulted primarily from the strengthening of the U.S. dollar relative to the Indian rupee and euro.

Interest and dividends increased to $880.2 in 2019 from $783.5 in 2018, primarily reflecting higher interest income from increased holdings of higher yielding, high quality U.S. corporate bonds in 2019, the reinvestment of cash and short term investments into short-dated U.S. treasury bonds and Canadian government bonds in the second half of

2018, and higher dividend income earned on common stocks, partially offset by lower interest income earned from a reduction in holdings of U.S. municipal bonds in 2018.

Share of profit of associates decreased to $169.6 in 2019 from $221.1 in 2018, principally reflecting a non-cash impairment loss of $190.6 recognized by Thomas Cook India on the Quess shares that were transferred to its minority shareholders (fully attributed to non-controlling interests) and share of loss of Atlas Mara and Resolute (compared to share of profit in 2018), partially offset by share of a spin-off distribution gain at IIFL Holdings, increased share of profit of Eurolife, and share of a significant gain at Atlas (formerly Seaspan).

The increase in net premiums earned by the company's insurance and reinsurance operations in 2019 reflected increases at Odyssey Group ($423.8, 15.4%), Crum & Forster ($232.9, 11.9%), Allied World ($138.7, 6.1% excluding the impact of the Allied World loss portfolio transfer described in the Allied World section of this MD&A), Northbridge ($121.1, 10.8% including the unfavourable impact of foreign currency translation), Fairfax Asia ($25.7, 13.6%) and Insurance and Reinsurance – Other ($8.5, 0.9% excluding the impact of the transfer of Advent to Run-off and the consolidation of the net premiums earned by ARX Insurance and Universalna described in the Insurance and Reinsurance – Other section of this MD&A), partially offset by decreases at Zenith National ($69.3, 8.6%) and Brit ($12.2, 0.7% excluding the impact of a 2018 reinsurance transaction). Net premiums earned at Run-off in 2019 principally reflected the impact of the first quarter 2019 reinsurance transaction and the run-off of Advent's unearned premium reserve described in the Run-off section of this MD&A.

Other revenue earned by the Non-insurance companies reporting segment increased to $5,537.1 in 2019 from $4,434.2 in 2018 principally reflecting the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), the inclusion of a full year of revenue of Toys "R" Us Canada in 2019 (consolidated on May 31, 2018) and increased business volume at Boat Rocker (principally as a result of business acquisitions in 2019 and 2018) and Thomas Cook India, partially offset by the deconsolidation of Quess (on March 1, 2018) and Grivalia Properties (on May 17, 2019). Refer to the Non-insurance companies section of this MD&A for additional details on other revenue.

Net Premiums Written by Reporting Segment

The table which follows presents net premiums written by the company's insurance and reinsurance operations.

Insurance and Reinsurance	2020	2019	% change year-over- year
Northbridge	1,540.4	1,350.3	14.1
Odyssey Group	3,789.6	3,393.8	11.7
Crum & Forster	2,543.0	2,331.5	9.1
Zenith National	646.1	720.8	(10.4)
Brit	1,775.6	1,656.2	7.2
Allied World	3,017.6	2,428.9	24.2
Fairfax Asia	221.6	231.2	(4.2)
Other	1,183.8	1,148.4	3.1

Net premiums written	14,717.7	13,261.1	11.0

Northbridge's net premiums written increased by 14.1% in 2020 (increased by 15.2% in Canadian dollar terms), primarily reflecting price increases, new business and strong retention of renewal business, partially offset by returned premium due to reduced exposure stemming from COVID-19 (primarily related to automobile lines).

Odyssey Group's net premiums written increased by 11.7% in 2020, principally reflecting increases across all divisions, primarily North America (U.S. property and U.S. casualty reinsurance) and London Market (Newline Insurance), partially offset by a decrease in U.S. Insurance related to growth in business with higher cession rates.

Crum & Forster's net premiums written increased by 9.1% in 2020, primarily reflecting growth in surety, credit and programs, and accident and health, partially offset by reduced exposure resulting from targeted underwriting actions in commercial automobile, workers' compensation, and health and social services and the increased use of reinsurance, primarily in casualty lines of business.

Zenith National's net premiums written decreased by 10.4% in 2020, primarily reflecting decreased premium volume from ongoing price decreases and lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines.

Brit's net premiums written increased by 7.2% in 2020, primarily reflecting growth in core lines of business generated by both price increases and increased business volume, principally within the insurance segment (primarily specialty and property) and the reinsurance segment (primarily property treaty), and targeted reductions in ceded premiums to retain higher performing business, partially offset by reductions in non-core lines of business through active portfolio management and reduced exposure resulting from decreased economic activity associated with COVID-19.

Allied World's net premiums written increased by 24.2% in 2020, primarily due to new business and improved pricing across both the insurance segment (principally the North America and Global Markets platforms relating to excess casualty and professional lines) and the reinsurance segment (principally related to North American lines of business), and the impact of a loss portfolio transfer that was completed in the fourth quarter of 2019 with a third party reinsurer to reinsure all net reserves for risks Allied World had insured in its U.S. primary casualty line of business which decreased net premiums written by $90.1 in 2019.

Fairfax Asia's net premiums written decreased by 4.2% in 2020, primarily reflecting decreased business volume at Pacific Insurance and AMAG Insurance (primarily automobile lines of business due to the economic impact of COVID-19), partially offset by modest increases in business volume at Fairfirst Insurance.

Insurance and Reinsurance – Other net premiums written increased by 3.1% in 2020, principally reflecting increases at Group Re, Fairfax Latin America (Fairfax Brasil) and Fairfax CEE (Polish Re and ARX Insurance), partially offset by decreases at Bryte Insurance (primarily reflecting the unfavourable impact of foreign currency translation), lower premium retention at Fairfax Latam (primarily related to a new quota share reinsurance arrangement covering commercial and automobile lines of business at La Meridional Argentina) and reduced business volume at Fairfax Latam (primarily at Southbridge Colombia).

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020, the United States, Canada, International and Asia accounted for 62.4%, 11.9%, 17.8% and 7.9% respectively, of net premiums earned by geographic region in 2020, compared to 60.1%, 11.0%, 21.4% and 7.5% respectively, in 2019.

United States

Net premiums earned in the United States geographic region increased by 9.8% from $7,960.3 in 2019 to $8,741.0 in 2020 primarily reflecting increases at Allied World (growth in casualty and professional lines in both the insurance and reinsurance segments), Odyssey Group (growth in both reinsurance (primarily property and casualty) and insurance (financial products and professional liability)) and Crum & Forster (growth in surety, credit and programs, and accident and health), partially offset by decreases at Zenith National (ongoing price decreases and lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business).

Canada

Net premiums earned in the Canada geographic region increased by 14.2% from $1,452.1 in 2019 to $1,659.0 in 2020 primarily reflecting an increase at Northbridge (price increases, new business and strong retention of renewal business, partially offset by returned premium due to reduced exposure stemming from COVID-19 (primarily related to automobile lines)).

International

Net premiums earned in the International geographic region decreased by 12.1% to $2,483.9 in 2020 from $2,824.8 in 2019 primarily reflecting the net premiums earned in 2019 related to the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A, partially offset by increases at Odyssey Group (growth at Newline Insurance), Allied World (primarily growth in European professional lines) and Fairfax Ukraine (reflecting a full year of net premiums earned in 2020 at ARX Insurance and Universalna, which were both acquired during 2019 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020).

Asia

Net premiums earned in the Asia geographic region increased by 11.3% from $992.5 in 2019 to $1,104.8 in 2020 primarily reflecting increases at Odyssey Group (growth in property reinsurance).

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the years ended December 31, 2020, 2019 and 2018 using amounts presented in note 25 (Segmented Information) to the company's consolidated financial statements for the years ended December 31, 2020 and 2019, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income (loss) presented for the insurance and reinsurance, Run-off and Non-insurance companies reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains on investments as presented in the consolidated statement of earnings is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments, consistent with the manner in which management reviews the results of the company's investment management strategies.

	2020	2019	2018
Combined ratios – Insurance and Reinsurance
Northbridge	92.4%	96.2%	95.8%
Odyssey Group	94.7%	97.2%	93.4%
Crum & Forster	97.5%	97.6%	98.3%
Zenith National	91.9%	85.2%	82.6%
Brit	114.0%	96.9%	105.2%
Allied World	95.4%	97.5%	98.1%
Fairfax Asia	96.8%	97.0%	99.8%
Other	99.5%	101.7%	104.6%

Consolidated	97.8%	96.9%	97.3%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	108.8	46.7	47.0
Odyssey Group	189.9	89.9	181.1
Crum & Forster	60.1	51.8	32.6
Zenith National	51.9	108.8	140.2
Brit	(240.3)	51.1	(77.0)
Allied World	126.0	57.7	42.9
Fairfax Asia	7.1	6.4	0.4
Other	5.5	(17.9)	(48.9)

Underwriting profit – Insurance and Reinsurance	309.0	394.5	318.3
Interest and dividends – Insurance and Reinsurance	560.6	657.0	544.1
Share of profit of associates – Insurance and Reinsurance	46.2	56.0	93.7

Operating income – Insurance and Reinsurance	915.8	1,107.5	956.1
Run-off (excluding net gains (losses) on investments)	(194.6)	(214.7)	(197.9)
Non-insurance companies reporting segment (excluding net gains (losses) on investments)	(178.7)	(2.4)	380.3
Interest expense	(475.9)	(472.0)	(347.1)
Corporate overhead and other	(252.7)	98.1	(182.2)
Gain on deconsolidation of insurance subsidiary	117.1	–	–

Pre-tax income (loss) before net gains (losses) on investments	(69.0)	516.5	609.2
Net realized gains (losses) on investments	(750.5)	611.8	1,174.9

Pre-tax income (loss) including net realized gains (losses) on investments	(819.5)	1,128.3	1,784.1
Net change in unrealized gains (losses) on investments	1,063.6	1,104.4	(922.0)

Earnings before income taxes	244.1	2,232.7	862.1
Provision for income taxes	(206.7)	(261.5)	(44.2)

Net earnings	37.4	1,971.2	817.9

Attributable to:
Shareholders of Fairfax	218.4	2,004.1	376.0
Non-controlling interests	(181.0)	(32.9)	441.9

	37.4	1,971.2	817.9

Net earnings per share	$6.59	$72.80	$12.03
Net earnings per diluted share	$6.29	$69.79	$11.65
Cash dividends paid per share	$10.00	$10.00	$10.00

The company's insurance and reinsurance operations produced an underwriting profit of $309.0 (combined ratio of 97.8%) in 2020 compared to an underwriting profit of $394.5 (combined ratio of 96.9%) in 2019. The decrease in underwriting profitability in 2020 principally reflected COVID-19 losses, increased current period catastrophe losses and decreased net favourable prior year reserve development, partially offset by an improvement in current accident year attritional loss experience and a lower underwriting expense ratio.

Net favourable prior year reserve development decreased to $454.9 (3.3 combined ratio points) in 2020 from $479.8 (3.8 combined ratio points) in 2019 and was comprised as follows:

	2020	2019
Insurance and Reinsurance
Northbridge	(39.2)	(67.1)
Odyssey Group	(219.5)	(229.6)
Crum & Forster	(5.2)	(6.2)
Zenith National	(74.1)	(82.1)
Brit	(62.8)	(46.5)
Allied World	(5.1)	32.0
Fairfax Asia	(18.5)	(28.3)
Other	(30.5)	(52.0)

Net favourable development	(454.9)	(479.8)

Current period catastrophe losses and COVID-19 losses in 2020 and 2019 were comprised as follows:

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	148.7	1.1		–	–
Hurricane Sally	69.9	0.5		–	–
Midwest Derecho	55.4	0.4		–	–
Typhoon Hagibis	–	–		146.0	1.2
Typhoon Faxai	–	–		76.1	0.6
Hurricane Dorian	–	–		66.1	0.5
Other	370.3	2.7		209.6	1.7

Total catastrophe losses	644.3	4.7		497.8	4.0
COVID-19 losses(2)	668.7	4.8		–	–

	1,313.0	9.5	points	497.8	4.0	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 were comprised primarily of business interruption exposures (approximately 35%, and principally in the International geographic segment) and event cancellation coverage (approximately 34%), with approximately 51% of the total related to incurred but not reported losses.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2020	2019
Underwriting profit – Insurance and Reinsurance	309.0	394.5

Loss & LAE – accident year	68.7%	66.9%
Commissions	17.0%	17.3%
Underwriting expense	15.4%	16.5%

Combined ratio – accident year	101.1%	100.7%
Net favourable development	(3.3)%	(3.8)%

Combined ratio – calendar year	97.8%	96.9%

The commission expense ratio of 17.0% in 2020 modestly decreased compared to 17.3% in 2019, principally reflecting decreases at Allied World (primarily reflecting lower average gross commissions, increased ceding commission income (primarily in the insurance segment) and the loss portfolio transfer completed in the fourth quarter of 2019, reducing net premiums earned) and Brit (primarily resulting from changes in the mix of business written toward lower commission business), partially offset by increases at Crum & Forster (primarily reflecting increased business volumes in the surety and accident and health business which attracts higher commissions, partially offset by decreased business volumes in the travel business which attracts lower commissions), Northbridge and Zenith National.

The underwriting expense ratio decreased to 15.4% in 2020 from 16.5% in 2019, principally reflecting lower underwriting expense ratios at Odyssey Group (primarily reflecting increased premiums earned relative to more modest increases in underwriting expenses and a reduction in post retirement benefit expenses resulting from a recovery following a plan amendment, partially offset by an increase in IT costs), Allied World (primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses and the loss portfolio transfer completed in the fourth quarter of 2019, reducing net premiums earned) and Crum & Forster, partially offset by an increase at Brit.

Premium acquisition costs and other underwriting expenses increased to $2,119.9 in 2020 from $2,067.4 in 2019, primarily reflecting increased business volumes at Brit, Northbridge and Crum & Forster, partially offset by a decrease at Odyssey Group, primarily reflecting a reduction in retirement benefit expenses from an amendment to its post retirement plan. For further details refer to note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

Operating expenses as presented in the consolidated statement of earnings increased to $2,536.5 in 2020 from $2,476.3 in 2019, primarily reflecting increases in underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph) and higher Fairfax and subsidiary holding companies' corporate overhead, partially offset by lower operating expenses at Run-off. Refer to the Run-off and Corporate and Other sections in this MD&A for further details.

Other expenses as presented in the consolidated statement of earnings decreased to $4,858.9 in 2020 from $5,456.9 in 2019, principally reflected temporary closures and other economic effects related to the COVID-19 pandemic at Thomas Cook India, Restaurants and retail, Fairfax India's subsidiaries NCML and Privi, Mosaic Capital, Boat Rocker, and Fairfax Africa's subsidiary CIG (both deconsolidated on December 8, 2020) and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the inclusion of a full year of expenses of AGT in 2020 (consolidated on April 17, 2019) and the consolidation of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020). Other expenses in 2019 also included a loss on repurchase of long term debt of $23.7. Refer to the Non-insurance companies section in this MD&A for further details.

An analysis of interest and dividends, share of profit (loss) of associates and net gains on investments for the years ended December 31, 2020 and 2019 is provided in the Investments section of this MD&A.

The company reported net earnings attributable to shareholders of Fairfax of $218.4 (net earnings of $6.59 per basic share and $6.29 per diluted share) in 2020 compared to net earnings attributable to shareholders of Fairfax of $2,004.1 (net earnings of $72.80 per basic share and $69.79 per diluted share) in 2019. The year-over-year decrease in profitability principally reflected decreased net gains on investments, decreased operating income in the insurance and reinsurance operations (reflecting decreased interest and dividends and underwriting profit, and reduced share of profit of associates) and increased operating loss in the Non-insurance companies reporting segment, partially offset by a gain on deconsolidation of European Run-off.

Common shareholders' equity decreased to $12,521.1 at December 31, 2020 from $13,042.6 at December 31, 2019, primarily reflecting the payments of common and preferred share dividends ($319.7), purchases of subordinate voting shares for use in share-based payment awards ($137.9) and for cancellation ($100.9), other comprehensive loss ($115.4, principally comprised of net unrealized foreign currency translation losses on foreign operations ($231.0) and net losses on defined benefit plans ($66.0), partially offset by net unrealized foreign currency translation losses reclassified to net earnings ($188.7)) and other net change in capitalization ($113.9), partially offset by net earnings attributable to shareholders of Fairfax ($218.4).

Book value per basic share at December 31, 2020 was $478.33 compared to $486.10 per basic share at December 31, 2019, representing a decrease of 1.6% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2020, or an increase of 0.6% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2020 and 2019. In the Eliminations and adjustments column, the gross premiums written adjustment eliminates premiums on reinsurance ceded within the group, primarily to Odyssey Group, Allied World and Group Re. Also presented in that column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other reporting segment.

Year ended December 31, 2020

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off		Corporate and Other		Consolidated
Gross premiums written	1,735.2	4,446.7	3,109.4	661.7	2,424.4	4,680.7	424.7	1,874.0	19,356.8	146.8	–	–	(377.7)	19,125.9

Net premiums written	1,540.4	3,789.6	2,543.0	646.1	1,775.6	3,017.6	221.6	1,183.8	14,717.7	146.8	–	–	–	14,864.5

Net premiums earned	1,424.1	3,586.6	2,426.2	643.8	1,710.7	2,722.6	221.7	1,124.9	13,860.6	128.1	–	–	–	13,988.7

Underwriting profit (loss)	108.8	189.9	60.1	51.9	(240.3)	126.0	7.1	5.5	309.0	(208.1)	–	–	–	100.9
Interest and dividends	56.2	151.2	79.6	19.0	58.2	126.7	20.0	49.7	560.6	24.7	47.1	55.8	81.0	769.2
Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	–	(112.8)
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	(125.6)	–	(13.7)	(139.3)

Operating income (loss)	162.0	368.9	124.9	66.7	(175.5)	288.3	41.7	38.8	915.8	(194.6)	(178.7)	8.2	67.3	618.0
Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	–	313.1
Gain (loss) on deconsolidation of insurance subsidiary	–	(30.5)	(25.8)	–	–	–	–	–	(56.3)	(9.0)	–	182.4	–	117.1
Interest expense	(1.3)	(6.4)	(4.7)	(3.8)	(19.0)	(30.3)	(0.4)	(1.7)	(67.6)	(2.3)	(170.6)	(235.6)	0.2	(475.9)
Corporate overhead and other (expense) income	(8.1)	(10.5)	(28.2)	(9.8)	(11.9)	(79.2)	(6.0)	(1.4)	(155.1)	(0.2)	–	(82.6)	(90.3)	(328.2)

Earnings (loss) before income taxes	258.3	294.6	(92.0)	(6.8)	(182.0)	424.8	47.6	28.7	773.2	(303.0)	(414.9)	211.6	(22.8)	244.1
Provision for income taxes														(206.7)

Net earnings														37.4

Attributable to:
Shareholders of Fairfax														218.4
Non-controlling interests														(181.0)

														37.4

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies		Eliminations and adjustments
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off		Corporate and Other		Consolidated
Gross premiums written	1,521.5	3,816.0	2,827.8	732.7	2,293.5	3,860.3	438.3	1,710.9	17,201.0	609.6	–	–	(299.4)	17,511.2

Net premiums written	1,350.3	3,393.8	2,331.5	720.8	1,656.2	2,428.9	231.2	1,148.4	13,261.1	574.5	–	–	–	13,835.6

Net premiums earned	1,240.3	3,179.2	2,193.8	735.0	1,641.9	2,335.4	215.2	1,046.8	12,587.6	642.1	–	–	–	13,229.7

Underwriting profit (loss)	46.7	89.9	51.8	108.8	51.1	57.7	6.4	(17.9)	394.5	(264.2)	–	–	–	130.3
Interest and dividends	65.0	175.9	85.9	33.1	73.5	148.9	17.7	57.0	657.0	55.8	(52.7)	32.9	187.2	880.2
Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	–	169.6
Non-insurance companies reporting segment	–	–	–	–	–	–	–	–	–	–	95.5	–	8.4	103.9

Operating income (loss)	112.8	320.9	156.8	125.5	122.2	219.9	24.0	25.4	1,107.5	(214.7)	(2.4)	198.0	195.6	1,284.0
Net gains on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	–	1,716.2
Interest expense	(1.5)	(7.8)	(5.3)	(3.9)	(19.1)	(29.1)	(0.4)	(1.9)	(69.0)	(7.0)	(184.9)	(212.1)	1.0	(472.0)
Corporate overhead and other (expense) income	(5.7)	(10.7)	(20.5)	(8.5)	(9.2)	(59.7)	(9.8)	(0.6)	(124.7)	0.4	–	25.4	(196.6)	(295.5)

Earnings (loss) before income taxes	106.1	451.9	206.2	135.6	156.0	341.3	646.1	129.1	2,172.3	(53.1)	(114.7)	228.2	–	2,232.7
Provision for income taxes														(261.5)

Net earnings														1,971.2

Attributable to:
Shareholders of Fairfax														2,004.1
Non-controlling interests														(32.9)

														1,971.2

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance, Run-off and Non-insurance companies reporting segments for the years ended December 31, 2020 and 2019.

  Northbridge

	Cdn$
	2020	2019	2020	2019
Underwriting profit	145.8	62.0	108.8	46.7

Loss & LAE – accident year	61.7%	68.7%	61.7%	68.7%
Commissions	17.1%	16.5%	17.1%	16.5%
Underwriting expenses	16.4%	16.4%	16.4%	16.4%

Combined ratio – accident year	95.2%	101.6%	95.2%	101.6%
Net favourable development	(2.8)%	(5.4)%	(2.8)%	(5.4)%

Combined ratio – calendar year	92.4%	96.2%	92.4%	96.2%

Gross premiums written	2,325.9	2,018.8	1,735.2	1,521.5

Net premiums written	2,064.8	1,791.6	1,540.4	1,350.3

Net premiums earned	1,909.0	1,645.6	1,424.1	1,240.3

Underwriting profit	145.8	62.0	108.8	46.7
Interest and dividends	75.3	86.3	56.2	65.0
Share of profit (loss) of associates	(4.0)	1.5	(3.0)	1.1

Operating income	217.1	149.8	162.0	112.8

The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 1.0% in 2020 compared to 2019. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless otherwise indicated.

Northbridge reported an underwriting profit of Cdn$145.8 ($108.8) and a combined ratio of 92.4% in 2020 compared to an underwriting profit of Cdn$62.0 ($46.7) and a combined ratio of 96.2% in 2019. The increase in underwriting profit in 2020 principally reflected lower current accident year attritional loss experience (across most lines of business) as a result of reduced claims frequency due to COVID-19, improved pricing and increased business volumes, partially offset by COVID-19 losses, returned premium due to reduced exposure stemming from COVID-19, a decrease in net favourable prior year reserve development and an increase in current period catastrophe losses (as set out in the table below).

	2020				2019
	Cdn$ Losses(1)	Losses(1)	Combined ratio impact		Cdn$ Losses(1)	Losses(1)	Combined ratio impact
Catastrophe losses(2)	38.6	28.8	2.0		16.4	12.4	1.0
COVID-19 losses(3)	58.9	43.9	3.1		–	–	–

	97.5	72.7	5.1	points	16.4	12.4	1.0	point

(1)
Net of reinstatement premiums.

(2)
Current period catastrophe losses in 2020 principally related to the Fort McMurray floods and the Calgary hailstorms. Current period catastrophe losses in 2019 principally related to several storms in Ontario and Quebec.

(3)
COVID-19 losses in 2020 primarily related to potential long-term care facilities and business interruption exposures.

Net favourable prior year reserve development in 2020 of Cdn$52.6 ($39.2 or 2.8 combined ratio points), principally reflected better than expected loss emergence across all major lines of business and primarily related to accident years 2013 through 2018. Net favourable prior year reserve development in 2019 of Cdn$89.1 ($67.1 or 5.4 combined ratio points) principally reflected better than expected loss emergence across all major lines of business primarily related to accident years 2011 to 2015.

Gross premiums written increased by 15.2% in 2020, reflecting price increases, new business and strong retention of renewal business, partially offset by returned premium due to reduced exposure stemming from COVID-19 (primarily related to automobile lines). Net premiums written increased by 15.2% in 2020, consistent with the growth in gross premiums written. Net premiums earned increased by 16.0% in 2020, primarily reflecting the growth in net premiums written during 2020 and 2019.

Interest and dividends decreased to Cdn$75.3 ($56.2) in 2020 from Cdn$86.3 ($65.0) in 2019, principally reflecting lower dividend income earned on preferred stocks, and lower interest income earned on cash and cash equivalents and on decreased holdings of Canadian government bonds.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$328.6 ($245.2) in 2020 from Cdn$257.2 ($193.9) in 2019, primarily reflecting higher net premium collections.

  Odyssey Group(1)

	2020	2019
Underwriting profit	189.9	89.9

Loss & LAE – accident year	73.9%	75.0%
Commissions	19.3%	19.8%
Underwriting expenses	7.6%	9.6%

Combined ratio – accident year	100.8%	104.4%
Net favourable development	(6.1)%	(7.2)%

Combined ratio – calendar year	94.7%	97.2%

Gross premiums written	4,446.7	3,816.0

Net premiums written	3,789.6	3,393.8

Net premiums earned	3,586.6	3,179.2

Underwriting profit	189.9	89.9
Interest and dividends	151.2	175.9
Share of profit of associates	27.8	55.1

Operating income	368.9	320.9

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported an underwriting profit of $189.9 and a combined ratio of 94.7% in 2020 compared to an underwriting profit of $89.9 and a combined ratio of 97.2% in 2019. The increase in underwriting profit in 2020 principally reflected increased net premiums earned relative to modest increases in underwriting expenses and loss and loss adjustment expenses, and decreased current period catastrophe losses (as set out in the table below), partially offset by COVID-19 losses.

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	25.8	0.7		–	–
Midwest Derecho	16.4	0.5		–	–
Typhoon Hagibis	–	–		88.2	2.8
Typhoon Faxai	–	–		42.4	1.3
Hurricane Dorian	–	–		25.0	0.8
Other	147.9	4.1		124.3	3.9

Total catastrophe losses	190.1	5.3		279.9	8.8
COVID-19 losses(2)	140.0	3.9		–	–

	330.1	9.2	points	279.9	8.8	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to international reinsurance business interruption exposures.

Net favourable prior year reserve development decreased to $219.5 (6.1 combined ratio points) in 2020 from $229.6 (7.2 combined ratio points) in 2019. Net favourable prior year reserve development in 2020 primarily reflected better than expected emergence across all divisions (primarily EuroAsia, U.S. Insurance and London Market) from both non-catastrophe loss experience and property catastrophe loss experience (primarily reinsurance). Net favourable prior year reserve development in 2019 primarily reflected better than expected emergence from both non-catastrophe loss experience (primarily casualty, motor, and marine and aviation) and property catastrophe loss experience.

Gross premiums written increased by 16.5% in 2020, reflecting increases across all divisions, primarily North America (U.S. property and U.S. casualty reinsurance), U.S. Insurance (financial products and professional liability), and London Market (Newline Insurance). Net premiums written increased by 11.7% in 2020, principally reflecting the growth in gross premiums written, partially offset by a decrease in U.S. Insurance from growth in business with higher cession rates. Net premiums earned in 2020 increased by 12.8% consistent with the growth in net premiums written during 2020 and 2019.

The underwriting expense ratio decreased to 7.6% in 2020 from 9.6% in 2019, primarily reflecting increased premiums earned relative to more modest increases in underwriting expenses and a reduction in post retirement benefit expenses resulting from a recovery following a plan amendment, partially offset by an increase in IT costs.

Interest and dividends decreased to $151.2 in 2020 from $175.9 in 2019, primarily reflecting reduced interest income earned on lower yielding short term investments and decreased dividend income earned on common stocks.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $957.4 in 2020 from $666.1 in 2019, primarily reflecting higher net premium collections and lower tax payments, partially offset by lower ceded loss recoveries on prior year losses.

During 2019 Odyssey Group received a capital contribution of $225.5 from the company to support its capital requirements and paid a dividend of $50.0 to the company.

  Crum & Forster

	2020	2019
Underwriting profit	60.1	51.8

Loss & LAE – accident year	62.7%	63.2%
Commissions	17.1%	16.0%
Underwriting expenses	17.9%	18.7%

Combined ratio – accident year	97.7%	97.9%
Net favourable development	(0.2)%	(0.3)%

Combined ratio – calendar year	97.5%	97.6%

Gross premiums written	3,109.4	2,827.8

Net premiums written	2,543.0	2,331.5

Net premiums earned	2,426.2	2,193.8

Underwriting profit	60.1	51.8
Interest and dividends	79.6	85.9
Share of profit (loss) of associates	(14.8)	19.1

Operating income	124.9	156.8

Crum & Forster reported an underwriting profit of $60.1 and a combined ratio of 97.5% in 2020 compared to an underwriting profit of $51.8 and a combined ratio of 97.6% in 2019. The increase in underwriting profit in 2020 principally reflected growth in net premiums earned relative to modest increases in underwriting expenses, rate increases across most lines of business and improvement in current accident year attritional loss experience, partially offset by an increase in current period catastrophe losses and COVID-19 losses (as set out in the table below). Net favourable prior year reserve development was nominal in 2020 and 2019.

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Sally	34.5	1.4		–	–
Hurricane Laura	16.6	0.7		–	–
Other	44.3	1.8		18.1	0.8

Total catastrophe losses	95.4	3.9		18.1	0.8
COVID-19 losses(2)	42.5	1.8		–	–

	137.9	5.7	points	18.1	0.8	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to travel and business interruption exposures.

Gross premiums written increased by 10.0% in 2020, primarily reflecting growth in surety, credit and programs, and accident and health, partially offset by reduced exposure resulting from targeted underwriting actions in commercial automobile, workers' compensation, and health and social services. Net premiums written increased by 9.1% in 2020, consistent with the factors that affected gross premiums written, partially offset by the increased use of reinsurance, primarily in casualty lines of business. Net premiums earned increased by 10.6% in 2020, primarily reflecting the growth in net premiums written during 2020 and 2019.

The commission expense ratio increased to 17.1% in 2020 from 16.0% in 2019, principally reflected increased business volumes in the surety and accident and health business which attracts higher commissions, partially offset by decreased business volumes in the travel business which attracts lower commissions. The underwriting expense ratio decreased to 17.9% in 2020 from 18.7% in 2019 primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses.

Interest and dividends decreased to $79.6 in 2020 from $85.9 in 2019, primarily reflecting lower dividend income earned on common and preferred stocks, and lower interest income earned on reduced holdings of U.S. municipal bonds, partially offset by higher interest income earned on increased holdings of high quality U.S. corporate bonds.

During 2020 Crum & Forster received capital contributions of $405.0 (2019 – $122.4) from the company to support its underwriting plans. During 2020 Crum & Forster paid a dividend of nil (2019 – $50.0) to the company.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $429.9 in 2020 from $294.3 in 2019 primarily due to increased net premium collections and lower net paid losses.

  Zenith National(1)

	2020	2019
Underwriting profit	51.9	108.8

Loss & LAE – accident year	62.4%	57.6%
Commissions	11.5%	10.9%
Underwriting expenses	29.5%	27.9%

Combined ratio – accident year	103.4%	96.4%
Net favourable development	(11.5)%	(11.2)%

Combined ratio – calendar year	91.9%	85.2%

Gross premiums written	661.7	732.7

Net premiums written	646.1	720.8

Net premiums earned	643.8	735.0

Underwriting profit	51.9	108.8
Interest and dividends	19.0	33.1
Share of loss of associates	(4.2)	(16.4)

Operating income	66.7	125.5

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $51.9 and a combined ratio of 91.9% in 2020 compared to an underwriting profit of $108.8 and a combined ratio of 85.2% in 2019. The decrease in underwriting profit in 2020 principally reflected decreased premium volume from ongoing price decreases and lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines.

Net favourable prior year reserve development of $74.1 (11.5 combined ratio points) in 2020 principally reflected net favourable emergence related to accident years 2015 through 2019. Net favourable prior year reserve development of $82.1 (11.2 combined ratio points) in 2019, principally reflected net favourable emergence related to accident years 2013 through 2018.

Gross premiums written decreased by 9.7% in 2020, primarily reflecting decreased premium volume from ongoing price decreases and lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business, partially offset by price increases and growth in other property and casualty lines. Net premiums written and net premiums earned decreased by 10.4% and 12.4% in 2020, consistent with the decrease in gross premiums written.

Interest and dividends decreased to $19.0 in 2020 from $33.1 in 2019, primarily reflecting lower interest income earned on bonds due to sales and maturities of higher yielding short-dated U.S. treasury bonds and the reinvestment of the proceeds into lower yielding U.S. treasury bonds and lower interest income earned on decreased holdings of U.S. municipal bonds and short term investments.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $72.0 in 2020 from $45.4 in 2019, primarily reflecting decreased net claims paid, underwriting expenses and income taxes paid, partially offset by reduced net premium collections.

    Brit(1)

	2020	2019
Underwriting profit (loss)	(240.3)	51.1

Loss & LAE – accident year	76.1%	58.5%
Commissions	25.5%	27.1%
Underwriting expenses	16.1%	14.1%

Combined ratio – accident year	117.7%	99.7%
Net favourable development	(3.7)%	(2.8)%

Combined ratio – calendar year	114.0%	96.9%

Gross premiums written	2,424.4	2,293.5

Net premiums written	1,775.6	1,656.2

Net premiums earned	1,710.7	1,641.9

Underwriting profit (loss)	(240.3)	51.1
Interest and dividends	58.2	73.5
Share of profit (loss) of associates	6.6	(2.4)

Operating income (loss)	(175.5)	122.2

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015 and different measurement and presentation of certain items including investments and foreign exchange.

Subsequent to December 31, 2020, the company entered into an agreement on February 10, 2021 pursuant to which OMERS, the pension plan for Ontario's municipal employees, will acquire an approximate 14% equity interest in Brit for cash consideration of approximately $375. Closing of the transaction is subject to various regulatory approvals and is expected to occur in the second quarter of 2021. After closing, the company will have the ability to repurchase OMERS' interest in Brit over time.

On December 14, 2020 Brit sponsored a $300.0 catastrophe bond to provide additional multi-year reinsurance protection for a range of U.S. catastrophe perils through its U.K protected cell company.

In the fourth quarter of 2020 Brit completed the launch of Ki Insurance, a newly formed subsidiary. Ki Insurance underwrites business through a dedicated fully digital and algorithmically-driven Lloyd's of London syndicate, that is accessible from anywhere, at anytime.

On August 28, 2020 the company acquired the remaining shares of Brit that it did not already own from Brit's minority shareholder (OMERS) for cash consideration of $220.0. On April 9, 2020 Brit paid a dividend of $20.6 (April 29, 2019 – $20.6) to its minority shareholder.

Brit reported an underwriting loss of $240.3 and a combined ratio of 114.0% in 2020 compared to an underwriting profit of $51.1 and a combined ratio of 96.9% in 2019. The decrease in underwriting profitability in 2020 principally reflected COVID-19 losses and an increase in current period catastrophe losses (as set out in the table that follows), partially offset by increased net favourable prior year reserve development.

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	63.8	3.7		–	–
Hurricane Sally	26.9	1.6		–	–
Midwest Derecho	15.9	0.9		–	–
Typhoon Hagibis	–	–		24.7	1.5
Hurricane Dorian	–	–		24.3	1.5
Typhoon Faxai	–	–		12.5	0.8
Other	50.8	3.0		8.3	0.5

Total catastrophe losses	157.4	9.2		69.8	4.3
COVID-19 losses(2)	269.9	15.8		–	–

	427.3	25.0	points	69.8	4.3	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to event cancellation and business interruption exposures.

Net favourable prior year reserve development of $62.8 (3.7 combined ratio points) in 2020 primarily reflected better than expected claims experience across most lines of business (primarily the 2017-2019 catastrophe events and the London Direct division's property and specialty lines of business), partially offset by net adverse prior year reserve development in the Overseas Distribution division's U.S. casualty business. Net favourable prior year reserve development of $46.5 (2.8 combined ratio points) in 2019 primarily reflected better than expected claims experience across most lines of business (primarily financial and professional, specialty, property, and programs and facilities lines of business), partially offset by net adverse development in U.S. specialty business.

Gross premiums written increased by 5.7% in 2020 primarily reflecting growth in core lines of business generated by both price increases and increased business volume within the insurance segment (primarily specialty and property) and the reinsurance segment (primarily property treaty), partially offset by reductions in non-core lines of business through active portfolio management and reduced exposure resulting from decreased economic activity associated with COVID-19. Net premiums written increased by 7.2% in 2020, consistent with the growth in gross premiums written and targeted reductions in ceded premiums to retain higher performing business. Net premiums earned increased by 4.2% in 2020, primarily reflecting growth in net premiums written in 2020 and 2019.

The underwriting expense ratio increased to 16.1% in 2020 from 14.1% in 2019, primarily reflecting a reduction in underwriting related fee income with underlying operating expenses remaining stable

The commission expense ratio decreased to 25.5% in 2020 from 27.1% in 2019, primarily reflecting changes in the mix of business written.

Interest and dividends decreased to $58.2 in 2020 from $73.5 in 2019, principally reflecting lower interest income earned on cash and cash equivalents, lower yielding short term investments and decreased holdings of U.S treasury bonds, partially offset by reduced investment management and administration fees.

Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) of $139.7 in 2020 compared to cash provided by operating activities of $152.1 in 2019, primarily reflecting increased net paid losses.

During 2020 Brit received capital contributions from the company of $524.0 (2019 – $70.6) primarily to support its underwriting plans.

    Allied World(1)

	2020	2019(2)
Underwriting profit	126.0	57.7

Loss & LAE – accident year	70.9%	67.9%
Commissions	9.3%	11.0%
Underwriting expenses	15.4%	17.2%

Combined ratio – accident year	95.6%	96.1%
Net (favourable) adverse development	(0.2)%	1.4%

Combined ratio – calendar year	95.4%	97.5%

Gross premiums written	4,680.7	3,860.3

Net premiums written	3,017.6	2,428.9

Net premiums earned	2,722.6	2,335.4

Underwriting profit	126.0	57.7
Interest and dividends	126.7	148.9
Share of profit of associates	35.6	13.3

Operating income	288.3	219.9

(1)
These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

(2)
Includes the impact of a loss portfolio transfer with a third party reinsurer to reinsure all net reserves for risks Allied World had insured in its U.S. primary casualty line of business (the "Allied World loss portfolio transfer"). The Allied World loss portfolio transfer resulted in a decrease of both net premiums written and net premiums earned by $90.1 and decreased losses on claims, net by $65.4 in 2019.

Subsequent to December 31, 2020, on March 1, 2021 Allied World sold its majority interest in Vault Insurance and anticipates recording a nominal gain on disposition in the first quarter of 2021. Vault Insurance was founded in 2017 by Allied World and focuses on serving the needs of the high net worth market.

Allied World reported an underwriting profit of $126.0 and a combined ratio of 95.4% in 2020 compared to an underwriting profit of $57.7 and a combined ratio of 97.5% in 2019. The increase in underwriting profit in 2020 principally reflected growth in net premiums earned relative to modest changes in commission and underwriting expenses, improvement in current accident year attritional loss experience and net favourable prior year reserve development compared to net adverse prior year reserve development in 2019, partially offset by COVID-19 losses and an increase in current period catastrophe losses (as set out in the table below).

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Hurricane Laura	41.7	1.5		–	–
Western U.S. wildfires	30.5	1.1		–	–
Midwest Derecho	23.1	0.9		–	–
Typhoon Hagibis	–	–		30.6	1.3
Typhoon Faxai	–	–		19.5	0.8
Hurricane Dorian	–	–		14.3	0.6
Other	69.6	2.6		20.8	1.0

Total catastrophe losses	164.9	6.1		85.2	3.7
COVID-19 losses(2)	112.8	4.2		–	–

	277.7	10.3	points	85.2	3.7	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to business interruption and event cancellation exposures.

Net favourable prior year reserve development was nominal at $5.1 (0.2 of a combined ratio point) in 2020 compared to net adverse prior year reserve development of $32.0 (1.4 combined ratio points) in 2019. Net adverse prior year reserve development in 2019 primarily reflected deterioration in the insurance segment (principally related to the North American casualty lines of business primarily related to the 2017 accident year, partially offset by a reduction in unallocated loss adjustment expenses) and the reinsurance segment (principally related to Typhoon Jebi).

Gross premiums written increased by 21.3% in 2020, primarily due to new business and improved pricing across both the insurance segment (principally the North America and Global Markets platforms relating to excess casualty and professional lines of business) and the reinsurance segment (principally related to property and casualty reinsurance lines of business). Excluding the impact of the Allied World loss portfolio transfer in 2019, net premiums written increased by 19.8% in 2020 reflecting the growth in gross premiums written. Excluding the impact of the Allied World loss portfolio transfer in 2019, net premiums earned increased by 12.2% in 2020, primarily reflecting the changes in net premiums written during 2020 and 2019.

The commission expense ratio decreased to 9.3% in 2020 from 11.0% in 2019, primarily reflecting lower average gross commissions, increased ceding commission income (primarily in the insurance segment) and the loss portfolio transfer completed in the fourth quarter of 2019, reducing net premiums earned.

The underwriting expense ratio decreased to 15.4% in 2020 from 17.2% in 2019, primarily reflecting increased net premiums earned relative to modest increases in underwriting expenses and the loss portfolio transfer completed in the fourth quarter of 2019, reducing net premiums earned.

Interest and dividends decreased to $126.7 in 2020 from $148.9 in 2019 primarily reflecting decreased interest income earned on short-dated U.S. treasury bonds and lower net interest income earned on funds withheld, partially offset by increased dividends earned on common stocks.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $1,049.4 in 2020 from $117.3 in 2019, primarily reflecting higher net premium collections and lower net paid losses.

During 2020 Allied World received a capital contribution from the company of $100.0 (2019 – $320.8) primarily to support its underwriting plans, which increased the company's ownership interest in Allied World to 70.9% from 70.1% at December 31, 2019. On April 30, 2020 Allied World paid a dividend of $126.4 (April 29, 2019 – $126.4) to its minority shareholders (OMERS, AIMCo and others).

    Fairfax Asia

	2020	2019
Underwriting profit	7.1	6.4

Loss & LAE – accident year	66.9%	70.3%
Commissions	13.9%	13.5%
Underwriting expenses	24.4%	26.4%

Combined ratio – accident year	105.2%	110.2%
Net favourable development	(8.4)%	(13.2)%

Combined ratio – calendar year	96.8%	97.0%

Gross premiums written	424.7	438.3

Net premiums written	221.6	231.2

Net premiums earned	221.7	215.2

Underwriting profit	7.1	6.4
Interest and dividends	20.0	17.7
Share of profit (loss) of associates	14.6	(0.1)

Operating income	41.7	24.0

Fairfax Asia comprises the company's Asian holdings and operations: Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG Insurance"), 78.0%-owned Sri Lanka-based Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand"), 49.0%-owned Go Digit Infoworks Services Private Limited ("Digit") and the majority of the company's 28.2%-owned Singapore Reinsurance Corporation Limited ("Singapore Re"). Fairfax Asia also has an investment in Digit compulsory convertible preferred shares.

During 2020 AMAG Insurance principally settled its bancassurance agreement with PT Bank Pan Indonesia Tbk, received cash consideration of $66.3 and recorded a net gain of $3.2 on disposal of the intangible asset.

Fairfax Asia reported an underwriting profit of $7.1 and a combined ratio of 96.8% in 2020 compared to an underwriting profit of $6.4 and a combined ratio of 97.0% in 2019. The companies comprising Fairfax Asia produced combined ratios as follows:

	2020	2019
Falcon	95.4%	96.0%
Pacific Insurance	99.2%	97.8%
AMAG Insurance	93.8%	94.7%
Fairfirst Insurance	97.5%	98.5%

Fairfax Asia's underwriting profit in 2020 included net favourable prior year reserve development of $18.5 (8.4 combined ratio points), primarily related to automobile, property and health lines of business. Fairfax Asia's underwriting profit in 2019 included the benefit of $28.3 (13.2 combined ratio points) of net favourable prior year reserve development, primarily related to automobile, marine and workers' compensation lines of business.

Gross premiums written decreased by 3.1% in 2020, primarily reflecting decreased business volume at Pacific Insurance and AMAG Insurance (primarily automobile lines of business due to the economic impact of COVID-19), partially offset by modest increases in business volume at Fairfirst Insurance. Net premiums written decreased by 4.2% in 2020, principally reflecting the decrease in gross premiums written, the majority of which were in lines of business which are principally retained. Net premiums earned increased by 3.0% in 2020 reflecting the growth in net premiums written in 2019.

The underwriting expense ratio decreased to 24.4% in 2020 from 26.4% in 2019, primarily reflecting decreased underwriting expenses at Pacific Insurance and increased net premiums earned relative to modest increases in underwriting expenses at the other companies comprising Fairfax Asia.

Interest and dividends increased to $20.0 in 2020 from $17.7 in 2019, primarily reflecting decreased investment management and administrative fees, partially offset by lower interest income earned on cash and cash equivalents and lower dividend income earned on common stocks.

    Insurance and Reinsurance – Other

	2020
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	0.6	(21.5)	4.8	21.6	–	5.5

Loss & LAE – accident year	72.8%	77.8%	54.9%	48.5%	–	61.1%
Commissions	29.0%	15.7%	9.3%	23.6%	–	19.2%
Underwriting expenses	2.8%	19.5%	37.5%	22.2%	–	21.9%

Combined ratio – accident year	104.6%	113.0%	101.7%	94.3%	–	102.2%
Net favourable development	(5.0)%	(4.2)%	(3.3)%	–%	–	(2.7)%

Combined ratio – calendar year	99.6%	108.8%	98.4%	94.3%	–	99.5%

Gross premiums written	256.9	319.5	855.9	442.5	(0.8)	1,874.0

Net premiums written	241.0	246.0	306.1	390.7	–	1,183.8

Net premiums earned	210.5	245.6	291.9	376.9	–	1,124.9

Underwriting profit (loss)	0.6	(21.5)	4.8	21.6	–	5.5
Interest and dividends	5.7	11.5	21.0	11.5	–	49.7
Share of loss of associates	(13.7)	(1.6)	–	(1.1)	–	(16.4)

Operating income (loss)	(7.4)	(11.6)	25.8	32.0	–	38.8

	2019
	Group Re	Bryte Insurance	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	7.0	(2.9)	(37.9)	15.9	–	(17.9)

Loss & LAE – accident year	83.5%	69.7%	62.1%	53.3%	–	64.8%
Commissions	25.2%	17.0%	10.3%	22.2%	–	17.9%
Underwriting expenses	3.5%	18.3%	40.5%	23.8%	–	24.0%

Combined ratio – accident year	112.2%	105.0%	112.9%	99.3%	–	106.7%
Net favourable development	(16.5)%	(3.9)%	(0.2)%	(4.4)%	–	(5.0)%

Combined ratio – calendar year	95.7%	101.1%	112.7%	94.9%	–	101.7%

Gross premiums written	191.1	344.3	797.6	378.3	(0.4)	1,710.9

Net premiums written	184.3	278.7	354.5	330.9	–	1,148.4

Net premiums earned	163.8	273.9	299.0	310.1	–	1,046.8

Underwriting profit (loss)	7.0	(2.9)	(37.9)	15.9	–	(17.9)
Interest and dividends	0.7	14.6	31.7	10.0	–	57.0
Share of loss of associates	(12.4)	–	–	(1.3)	–	(13.7)

Operating income (loss)	(4.7)	11.7	(6.2)	24.6	–	25.4

Group Re primarily constitutes the participation of the company's Barbados based reinsurance subsidiaries CRC Re, Wentworth and Connemara (established in 2019) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business.

Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.

Fairfax Latin America is comprised of Fairfax Brasil and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina and Uruguay.

Fairfax Central and Eastern Europe ("Fairfax CEE") is comprised of Polish Re, which writes reinsurance in Central and Eastern Europe, Colonnade Insurance, which is a Luxembourg property and casualty insurer with branches in each of the Czech Republic, Hungary, Slovakia, Poland, Bulgaria and Romania and an insurance subsidiary in Ukraine, and Fairfax Ukraine, which comprises ARX Insurance (acquired February 14, 2019) and Universalna (acquired November 6, 2019), both property and casualty insurers in Ukraine.

Year ended December 31, 2019

On November 5, 2019 the company transferred its investment in ARX Insurance (described below) into Limited Liability Company FFH Ukraine Holdings ("Fairfax Ukraine"), a newly formed subsidiary. On November 6, 2019 Fairfax Ukraine completed the acquisition of Private Joint Stock Company Insurance Company Universalna ("Universalna"), a property and casualty insurance company in Ukraine. Purchase consideration for Universalna was comprised of cash of $4.6 and the transfer of a 30.0% equity interest in Fairfax Ukraine to the European Bank for Reconstruction and Development.

On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. ARX Insurance contributed an underwriting profit of $6.9 in 2020.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. The decision to place Advent Syndicate 780 into run-off reflected the considerable strategic challenges it faced as it endeavored to build a significant presence in its target areas of business in an extremely competitive market place. Prior to January 1, 2019, certain ongoing classes of Advent's business were transferred to Brit (casualty, direct and faculty property binder and terrorism classes), Allied World (consumer products classes) and Odyssey Group's Newline (pet health class). The capital supporting Advent Syndicate 780 and Run-off Syndicate 3500 was made interavailable from January 1, 2019 and almost all of Advent's employees were retained within Fairfax.

Operating Results

The Insurance and Reinsurance – Other segment produced an underwriting profit of $5.5 and a combined ratio of 99.5% in 2020 compared to an underwriting loss of $17.9 and a combined ratio of 101.7% in 2019. The improved underwriting result in 2020 principally reflected lower catastrophe losses (as set out in the table below) and growth in net premiums earned relative to modest increases in underwriting expenses (primarily at Fairfax Latin America and Fairfax CEE), partially offset by COVID-19 losses (as set out in the table below) and lower net favourable prior year reserve development.

	2020			2019
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Chilean riots	–	–		19.2	1.8
Typhoon Hagibis	–	–		2.5	0.2
Typhoon Faxai	–	–		1.7	0.2
Hurricane Dorian	–	–		0.3	–
Other	4.3	0.4		8.2	0.9

Total catastrophe losses	4.3	0.4		31.9	3.1
COVID-19 losses(2)	39.5	3.5		–	–

	43.8	3.9	points	31.9	3.1	points

(1)
Net of reinstatement premiums.

(2)
COVID-19 losses in 2020 primarily related to business interruption exposure at Bryte Insurance.

The underwriting result in 2020 included net favourable prior year reserve development of $30.5 (2.7 combined ratio points) reflecting favourable emergence across most segments. The underwriting results in 2019 included net favourable prior year reserve development of $52.0 (5.0 combined ratio points), principally reflecting net favourable prior year reserve development at Group Re, Fairfax CEE (primarily at Colonnade Insurance relating principally to commercial property and casualty lines of business) and Bryte Insurance (primarily related to property and automobile lines of business).

Gross premiums written increased by 9.5% in 2020, principally reflecting increases at Group Re, Fairfax Latin America (Fairfax Brasil) and Fairfax CEE (Polish Re and ARX Insurance), partially offset by decreases at Bryte Insurance (primarily reflecting the unfavourable impact of foreign currency translation). Net premiums written increased by 3.1% in 2020, primarily reflecting the factors that affected gross premiums written, partially offset by lower premium retention at Fairfax Latam (primarily related to a new quota share reinsurance arrangement covering commercial and automobile lines of business at La Meridional Argentina) and reduced business volumes at Fairfax Latam (primarily at Southbridge Colombia). Net premiums earned increased by 7.5% in 2020, consistent with the factors that affected net premiums written.

The underwriting expense ratio decreased to 21.9% in 2020 from 24.0% in 2019, principally reflecting improvements at Fairfax Latin America (primarily at Southbridge Chile, Southbridge Colombia and Fairfax Brasil) and Fairfax CEE (primarily at Polish Re and Fairfax Ukraine).

Interest and dividends decreased to $49.7 in 2020 from $57.0 in 2019 primarily reflecting lower interest income earned on cash and cash equivalents, short term investments and on decreased holdings of U.S. treasury and other government bonds, partially offset by lower investment management expenses.

    Run-off

The Run-off reporting segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of the U.S. Run-off group, principally consisting of TIG Insurance Company. The Run-off reporting segment also includes Resolution Group Reinsurance (Barbados) Limited. The European Run-off group, which was deconsolidated on March 31, 2020 as described in the following paragraph, principally consists of RiverStone (UK), Syndicate 3500 at Lloyd's, TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions, and Advent (effective January 1, 2019). The U.S Run-off group is managed by the dedicated RiverStone Run-off management operation which has 359 employees in the U.S.

Year ended December 31, 2020

On March 31, 2020 the company contributed its wholly owned European run-off group ("European Run-off") to RiverStone (Barbados) Ltd. ("RiverStone Barbados"), a newly created joint venture entity, for cash proceeds of $599.5 and a 60.0% equity interest in RiverStone Barbados with a fair value of $605.0. OMERS, the pension plan for municipal employees in the province of Ontario, contemporaneously subscribed for a 40.0% equity interest for cash consideration of $599.5, based on the fair value of European Run-off at December 31, 2019 pursuant to a subscription agreement on December 20, 2019, and entered into a shareholders' agreement with the company to jointly direct the relevant activities of RiverStone Barbados. At closing on March 31, 2020, the company deconsolidated the assets and liabilities of European Run-off from assets held for sale and liabilities associated with assets held for sale on the consolidated balance sheet respectively, which included European Run-off's unrestricted cash and cash equivalents of $377.8, and commenced applying the equity method of accounting to its joint venture interest in RiverStone Barbados. The company recorded a pre-tax gain on deconsolidation of insurance subsidiary of $117.1 in the consolidated statement of earnings, comprised of a gain of $243.4 on the disposal of 40.0% of European Run-off and a gain of $35.6 on remeasurement to fair value at the closing date of the 60.0% of European Run-off retained, partially offset by foreign currency translation losses of $161.9 that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

Effective January 31, 2020 a portfolio of business predominantly comprised of U.S. asbestos, pollution and other hazards exposures relating to accident years 2001 and prior was transferred to RiverStone (UK) through a Part VII transfer under the Financial Services and Markets Act 2000, as amended (the "first quarter 2020 Part VII transfer"). Pursuant to this transaction RiverStone (UK) assumed net insurance contract liabilities of $134.7 for cash consideration of $143.3.

Effective January 1, 2020 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of property, liability and marine exposures relating to accident years 2019 and prior (the "first quarter 2020 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed net insurance contract liabilities of $145.5 for consideration of $146.5.

Year ended December 31, 2019

Effective April 1, 2019 Run-off ceded to Brit, for initial consideration of $17.6, a portfolio of business written by Advent Syndicate 780 related to accident years 2018 and prior, comprised of property direct and facultative, property binders and terrorism policies (the "second quarter 2019 Brit reinsurance transaction").

Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance – Other section of this MD&A for details.

Operating results

Set out below is a summary of the operating results of Run-off for the years ended December 31, 2020 and 2019.

	2020			2019
	First quarter 2020 transactions(1)	Other(2)	Total	First quarter 2019 reinsurance transaction(3)	Other(4)	Total
Gross premiums written	146.5	0.3	146.8	561.5	48.1	609.6

Net premiums written	146.5	0.3	146.8	561.5	13.0	574.5

Net premiums earned	125.6	2.5	128.1	561.5	80.6	642.1

Losses on claims, net	(124.7)	(131.2)	(255.9)	(556.8)	(187.9)	(744.7)
Operating expenses	8.7	(89.0)	(80.3)	–	(161.6)	(161.6)
Interest and dividends	–	24.7	24.7	–	55.8	55.8
Share of loss of associates	–	(11.2)	(11.2)	–	(6.3)	(6.3)

Operating profit (loss)	9.6	(204.2)	(194.6)	4.7	(219.4)	(214.7)

(1)
The first quarter 2020 Part VII transfer and reinsurance transaction described in the preceding paragraphs.

(2)
Run-off excluding the first quarter 2020 Part VII transfer and reinsurance transaction described in the preceding paragraphs.

(3)
The first quarter 2019 reinsurance transaction described in the preceding paragraphs.

(4)
Run-off including the second quarter 2019 Brit reinsurance transaction and excluding the first quarter 2019 reinsurance transaction described in the preceding paragraphs.

References to 2020 and 2019 throughout the remainder of this section exclude the impact of the first quarter 2020 Part VII transfer, the first quarter 2020 reinsurance transaction and the first quarter 2019 reinsurance transaction described above in order to normalize results. Commencing April 1, 2020, the operating results of the Run-off reporting segment only include U.S. Run-off.

Run-off reported an operating loss of $204.2 in 2020 compared to an operating loss of $219.4 in 2019. Net premiums earned of $80.6 in 2019 principally reflected the run-off of Advent's unearned premium reserve ($104.3), partially offset by net premiums ceded to Brit ($24.5) related to the second quarter 2019 Brit reinsurance transaction.

Losses on claims, net of $131.2 in 2020 principally reflected net adverse prior year development on asbestos, pollution and other hazards reserves ($125.6).

Losses on claims, net of $187.9 in 2019 principally reflected net adverse prior year reserve development at U.S. Run-off of $216.4 and an increase in loss reserves associated with the run-off of Advent's unearned premium reserve of $54.1, partially offset by net favourable prior year reserve development at European Run-off of $65.9. Net adverse prior year reserve development at U.S. Run-off of $216.4 principally related to continued deterioration of asbestos, pollution and other hazards exposures ($213.7), and strengthening of other loss reserves ($6.7), partially offset by net favourable emergence on workers' compensation loss reserves ($5.5). Net favourable prior year reserve development at European Run-off of $65.9 principally related to improvement in RiverStone (UK)'s employers' liability and public liability exposures ($49.4) and improvement in Advent's marine and property exposures ($9.5).

Operating expenses decreased to $89.0 in 2020 from $161.6 in 2019, primarily reflecting the deconsolidation of European Run-off on March 31, 2020, a recovery on uncollectible reinsurance recoverables in 2020 compared to a provision for uncollectible reinsurance recoverables in 2019 at U.S. Run-off, and decreased commission expense as a result of the run-off of Advent's unearned premium reserve.

Interest and dividends decreased to $24.7 in 2020 from $55.8 in 2019, primarily reflecting the deconsolidation of European Run-off on March 31, 2020 and lower interest income earned on bonds.

During 2020 Fairfax made capital contributions to Run-off of $131.9 that was used to augment Run-off's capital. During 2019 Fairfax made capital contributions to Run-off of $290.1, comprised of cash of $205.2 that was used to augment Run-off's capital ($120.2) and support the first quarter 2019 reinsurance transaction ($85.0), and the contribution of the net assets of Advent that were placed into run-off of $84.9.

Run-off's cash flows may be volatile as to timing and amount, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only subsequently collected in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Non-insurance companies

	2020					2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total(5)
Revenue	1,734.2	312.8	225.2	2,470.2	4,742.4	2,120.6	410.7	1,087.4	1,918.4	5,537.1
Expenses(6)	(1,811.1)	(305.9)	(288.3)	(2,462.7)	(4,868.0)	(2,049.5)	(401.8)	(1,081.3)	(1,909.0)	(5,441.6)

Pre-tax income (loss) before interest expense and other	(76.9)	6.9	(63.1)	7.5	(125.6)	71.1	8.9	6.1	9.4	95.5
Interest and dividends	6.1	28.9	–	12.1	47.1	8.3	(74.5)	–	13.5	(52.7)
Share of profit (loss) of associates	1.3	(24.8)	(3.4)	(73.3)	(100.2)	–	179.2	(182.8)	(41.6)	(45.2)

Operating income (loss)	(69.5)	11.0	(66.5)	(53.7)	(178.7)	79.4	113.6	(176.7)	(18.7)	(2.4)
Net gains (losses) on investments	(6.6)	(12.4)	4.0	(50.6)	(65.6)	9.2	54.7	4.2	4.5	72.6

Pre-tax income (loss) before interest expense	(76.1)	(1.4)	(62.5)	(104.3)	(244.3)	88.6	168.3	(172.5)	(14.2)	70.2

(1)
Comprised primarily of Recipe, Toys "R" Us Canada, Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem, Privi and Saurashtra Freight. These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiary Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Ind AS, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT (consolidated on April 17, 2019), Dexterra Group (formerly Horizon North, acquired on May 29, 2020), Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Farmers

  Edge (consolidated on July 1, 2020), Fairfax Africa and its subsidiary CIG (both deconsolidated on December 8, 2020), and Rouge Media.

(5)
Amounts as presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

(6)
During 2020 the Non-insurance companies reporting segment recognized COVID-19-related government wage assistance of $123.8 as a reduction of other expenses in the consolidated statement of earnings.

Restaurants and retail

Year ended December 31, 2019

In 2019 the company's ownership interest in Recipe increased to 47.9%, principally related to Recipe's purchase of its common shares for cancellation and the company's purchase of multiple voting shares from Recipe's non-controlling interests. These transactions reduced Recipe's non-controlling interests by $85.3 and $20.2 respectively and resulted in a dilution loss recorded by the company of $15.5, which were included in Other net changes in capitalization in the consolidated statement of changes in equity for the year ended December 31, 2019.

Operating Results

The decrease in the revenue and expenses of Restaurants and retail in 2020 primarily reflected lower business volume at Recipe, Toys "R" Us Canada, Praktiker and Sporting Life resulting from the impact of COVID-19, partially offset by higher business volume at Golf Town. The expenses of Restaurants and retail in 2020 included COVID-19 related non-cash impairment charges, principally on right-of-use assets and finance lease receivables related to Recipe's previously announced restaurant portfolio restructuring and certain of Recipe's brand names.

Fairfax India

Subsequent to December 31, 2020

On December 16, 2019 Fairfax India entered into an agreement to sell an approximate 11% equity interest on a fully-diluted basis of its wholly-owned subsidiary Anchorage Infrastructure Investments Holdings Limited ("Anchorage") for gross proceeds of approximately $130 (9.5 billion Indian rupees). Fairfax India formed Anchorage in 2019 to act as its primary holding company for investments in the airport sector of India. Pursuant to the agreement Fairfax India will transfer approximately 44% of its 54.0% equity interest in Bangalore International Airport Limited ("Bangalore Airport") to Anchorage. Closing of the transaction is subject to customary closing conditions, including various third-party consents, and is expected to be completed by March 31, 2021.

Year ended December 31, 2020

During 2020 Fairchem reorganized into two separate entities, Fairchem Organics Limited ("Fairchem"), comprised of the oleochemicals and neutraceuticals businesses, and Privi Speciality Chemicals Limited ("Privi"), comprised of the aroma chemicals business.

Year ended December 31, 2019

On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years). Fairfax India reinvested $198.0 (14.1 billion Indian rupees) of the net cash proceeds to increase its equity interest in Sanmar from 30.0% to 42.9%. Sanmar is one of the largest suspension PVC manufacturers in India.
On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities Limited ("IIFL Securities", comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth and asset management businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance Limited ("IIFL Finance", comprised of loans and mortgages businesses) and continues to be publicly listed. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September 2019.

During 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $83.8 (5.8 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India that transports liquid cargo along the Indian coast and in international waters.

During 2019 Fairfax India increased its equity interest in CSB Bank Limited ("CSB Bank", formerly The Catholic Syrian Bank Limited) to 49.7% for cash consideration of $81.0 (5.6 billion Indian rupees). CSB Bank, established in 1920, is headquartered in Thrissur, India, offering banking services through branches and automated teller machines across India. In December 2019 CSB Bank became publicly listed on the Bombay Stock Exchange and National Stock Exchange of India.

Operating Results

The decrease in the revenue and expenses of Fairfax India in 2020 primarily reflected lower business volumes at NCML and Privi resulting from the impact of COVID-19, partially offset by higher business volumes at Saurashtra Freight.

Interest and dividends income in 2020 of $28.9 included the reversal in 2020 of a $47.9 accrual of a performance fee receivable from Fairfax India in 2019, partially offset by a performance fee receivable recorded in 2020 from Fairfax India of $5.2. Interest and dividends expense in 2019 of $74.5 included an accrual of a performance fee payable to Fairfax by Fairfax India of $47.9. The performance fee accrual and reversal of accrual represented intercompany transactions that were eliminated on consolidation. On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of the $5.2 performance fee receivable.

Net losses on investments of $12.4 in 2020 primarily reflected foreign exchange losses on Fairfax India's U.S. dollar borrowings as the U.S. dollar strengthened relative to the Indian rupee. Net gains on investments of $54.7 in 2019 primarily reflected net gains on corporate bonds and common stocks, partially offset by net losses on equity derivatives and foreign exchange losses on Fairfax India's U.S. dollar borrowings as the U.S. dollar strengthened relative to the Indian rupee.

Subsequent to December 31, 2020, on February 26, 2021 Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes due February 26, 2028 and subsequently used the net proceeds to repay $500.0 principal amount of its floating rate term loan. The company's insurance and reinsurance subsidiaries had purchased $58.4 of Fairfax India's 5.00% unsecured senior notes on the same terms as other participants and that intercompany investment will be eliminated in the company's consolidated financial reporting.

Thomas Cook India

Year ended December 31, 2019

On December 9, 2019 Thomas Cook India completed a non-cash spin-off of its 48.6% equity interest in Quess Corp Limited ("Quess") as a return of capital to its shareholders. This resulted in the company receiving a 31.8% direct equity interest in Quess as a transfer between companies under common control, with the company's carrying value of Quess remaining unchanged. Prior to the spin-off Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6, which is included in share of profit of associates in the consolidated statement of earnings and fully attributed to non-controlling interests.

On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI Holdings Limited ("DEI") for $20.4 (1.4 billion Indian rupees). DEI is an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

Operating Results

The decrease in the revenue and expenses of Thomas Cook India in 2020 primarily reflected lower business volume resulting from travel restrictions due to COVID-19.

Other

Subsequent to December 31, 2020

On March 3, 2021 Farmers Edge completed an Initial Public Offering ("IPO") for Cdn$125.0 ($99.0) in exchange for 7,353,000 common shares of Farmers Edge. Prior to the IPO the company exercised its warrants and converted its convertible debentures for common shares of Farmers Edge, resulting in the company's controlling equity interest in Farmers Edge increasing to approximately 62% on completion of the IPO (prior to any over-allotment option that may be exercised by the underwriters of the IPO).

During February 2021 Boat Rocker filed a preliminary long form prospectus for an IPO of Cdn$175.0 (approximately $139) of subordinate voting shares. Closing of the IPO is expected to be in the first quarter of 2021.

Year ended December 31, 2020

On December 8, 2020 Helios Holdings Limited ("Helios") acquired a 45.9% voting and equity interest in Fairfax Africa in exchange for contributing its entitlement to cash flows from certain fee streams. Upon closing Helios was appointed sole investment advisor to Fairfax Africa and its co-founders were appointed as Co-Chief Executive Officers, resulting in Fairfax no longer being able to exercise control over Fairfax Africa. Fairfax Africa was subsequently renamed Helios Fairfax Partners Corporation ("HFP") and continues to be listed on the Toronto Stock Exchange.

Prior to closing, in an intercompany transaction on December 7, 2020 the holding company acquired Fairfax Africa's 42.3% equity interest in Atlas Mara for consideration of $40.0, guaranteed the repayment obligations of Atlas Mara's $40.0 secured borrowing with Fairfax Africa, and provided other guarantees of $19.7. At closing the company deconsolidated Fairfax Africa from the Non-insurance companies reporting segment, recognized its 32.3% equity interest in HFP as an associate and recorded a loss of $61.5 in net gains (losses) on investments in the consolidated statement of earnings, inclusive of foreign currency translation losses of $26.9 that were reclassified from accumulated other comprehensive income (loss). The pre-tax loss of $61.5 reflected a partial reversal of the initial impairment loss of $164.0 recorded in the third quarter of 2020 when Fairfax Africa was classified as held for sale, due to an increase in Fairfax Africa's market traded share price from $2.96 at September 30, 2020 to $3.92 at closing.

HFP is an investment holding company whose investment objective is to achieve long term capital appreciation, while preserving capital, by investing in public and private equity securities and debt instruments in Africa and African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On July 1, 2020 the company commenced consolidating Farmers Edge as the company held convertible debentures and warrants that, together with its holdings of common shares, represented a substantive potential voting interest of approximately 67%. Farmers Edge provides advanced digital tools to growers and other key participants in the agricultural value chain.

On May 29, 2020 Horizon North Logistics Inc. ("Horizon North") legally acquired 100% of Dexterra by issuing common shares to the company representing a 49.0% equity interest in Horizon North. The company obtained de facto voting control of Horizon North as its largest equity and voting shareholder and accounted for the transaction as a reverse acquisition of Horizon North by Dexterra. The assets, liabilities and results of operations of Horizon North were consolidated in the Non-insurance companies reporting segment. Horizon North, which was subsequently renamed Dexterra Group Inc. ("Dexterra Group"), is a Canadian publicly listed corporation that provides a range of industrial services and modular construction solutions.

Year ended December 31, 2019

On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. ("Eurobank"), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Non-insurance companies reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger, Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company has presented its investment in Eurobank of $1,164.4 at December 31, 2019 as an investment in associate whereas it was previously presented as a common stock at FVTPL as described in note 3. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.

On April 17, 2019 AGT Food & Ingredients Inc. ("AGT") completed a management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company ("Purchase Co.") all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company acquiring a 69.9% controlling equity interest in AGT upon closing and effectively settling the company's pre-existing interests in AGT's preferred shares and warrants at fair value. Contemporaneously with the acquisition of AGT, Purchase Co. acquired the company's preferred shares and the remaining common shares of AGT held by the buying group in exchange for its own common shares which diluted the company's interest in AGT to 59.6%, with AGT management and other co-investors owning the remainder. Purchase Co. and AGT subsequently amalgamated and the amalgamated entity was renamed AGT. The company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The preferred shares were subsequently canceled and the warrants are eliminated on consolidation of AGT. AGT is a supplier of pulses, staple foods and food ingredients.

On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

Operating Results

The increase in the revenue and expenses of Other in 2020 primarily reflected the consolidation of Farmers Edge (on July 1, 2020), the reverse acquisition of Horizon North by Dexterra (on May 29, 2020) and the inclusion of a full year of revenue and expenses of AGT in 2020 (consolidated on April 17, 2019), partially offset by lower business volume due to COVID-19 at Mosaic Capital, Boat Rocker and Fairfax Africa's subsidiary CIG (both deconsolidated on December 8, 2020) and the deconsolidation of Grivalia Properties (on May 17, 2019). The operating loss of Other of $53.7 in 2020 principally reflected Fairfax Africa's operating loss of $110.1 (primarily related to share of loss of associates of Atlas Mara and AFGRI, and an operating loss at CIG), partially offset by operating income of Dexterra Group.

Net losses on investments of $50.6 in 2020 primarily related to net losses on corporate bonds at Fairfax Africa and a loss on deconsolidation of a subsidiary at CIG, partially offset by net gains on foreign currency contracts at AGT.

    Interest and Dividends

An analysis of interest and dividends is presented in the Investments section of this MD&A.

    Share of Profit (Loss) of Associates

An analysis of share of profit (loss) of associates is presented in the Investments section of this MD&A.

    Net Gains on Investments

An analysis of consolidated net gains on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense of $475.9 in 2020 (2019 – $472.0) was comprised as follows:

	2020	2019
Interest expense on borrowings:
Holding company	235.3	211.8
Insurance and reinsurance companies	51.0	56.6
Non-insurance companies(1)	126.8	135.8

	413.1	404.2

Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	19.0	19.7
Non-insurance companies	43.8	48.1

	62.8	67.8

Interest expense as presented in the consolidated statement of earnings	475.9	472.0

(1)
Borrowings and related interest expense are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1,  2019.

The increase in interest expense on borrowings at the holding company in 2020 principally reflected the issuance on April 29, 2020 of $650.0 principal amount of 4.625% senior notes due 2030 and the issuance on June 14, 2019 of Cdn$500.0 principal amount of 4.23% senior notes due 2029, partially offset by the redemption on July 15, 2019 of the remaining Cdn$395.6 principal amount of 6.40% senior notes due 2021 and the effects of lower interest rates.

The decrease in interest expense on borrowings at the insurance and reinsurance companies in 2020 principally reflected the deconsolidation of European Run-off and its borrowings on March 31, 2020.

The decrease in interest expense on borrowings at the non-insurance companies in 2020 principally reflected the effects of lower interest rates, decreased borrowings at CIG and NCML, and the deconsolidation of Grivalia Properties (on May 17, 2019), partially offset by the inclusion of a full year of interest expense of AGT in 2020 (consolidated on April 17, 2019), the consolidation of Horizon North (on May 29, 2020) and Farmers Edge (on July 1, 2020), and additional borrowings at Recipe.

Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.

For details of the company's borrowings refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020.

    Corporate Overhead and Other

Corporate overhead and other primarily consists of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of (profit) loss of associates.

	2020	2019
Fairfax corporate overhead	172.9	147.5
Subsidiary holding companies' corporate overhead	61.6	27.9
Subsidiary holding companies' non-cash intangible asset amortization(1)	93.7	96.4

Corporate overhead(2)	328.2	271.8
Holding company interest and dividends	(55.8)	(32.9)
Holding company share of (profit) loss of associates	47.6	(165.1)
Investment management and administration fees and other(3)	(67.3)	(195.6)
Loss on repurchase of borrowings	–	23.7

	252.7	(98.1)

(1)
Non-cash intangible asset amortization is principally related to customer and broker relationships.

(2)
Presented as consolidated corporate overhead in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31,  2020.

(3)
Presented as a consolidation elimination in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

Fairfax corporate overhead increased to $172.9 in 2020 from $147.5 in 2019, primarily reflecting increased employee compensation expenses, partially offset by lower office and general expenses due to the effects of COVID-19 on operations. Fairfax corporate overhead included charitable donations of $10.1 in 2020 (2019 – $7.7).

Subsidiary holding companies' corporate overhead increased to $61.6 in 2020 from $27.9 in 2019, primarily reflecting increased employee compensation expenses and consulting fees (principally related to the implementation of IFRS 17 Insurance contracts of $7.0), and higher net costs related to insurance agents and brokers at Allied World and Crum & Forster (primarily reflecting the impact of COVID-19 on certain lines of business).

Subsidiary holding companies' non-cash intangible asset amortization of $93.7 in 2020 and $96.4 in 2019 primarily related to amortization of intangible assets at Allied World and Crum & Forster.

Holding company interest and dividends included increased income earned on long equity total return swaps of $22.1 in 2020 compared to $3.6 in 2019, primarily reflecting higher dividend income. Excluding the impact of income earned on long equity total return swaps, holding company interest and dividends of $33.7 in 2020 increased from $29.3 in 2019, primarily reflecting higher interest income earned from cash and short-term investments, partially offset by lower interest income earned from bonds.

Investment management and administration fees and other of $67.3 in 2020 (2019 – $195.6) were primarily comprised of investment and administration fees of $90.3 (2019 – $196.6) earned from the insurance and reinsurance subsidiaries, partially offset by consolidation eliminations. The decrease in investment and administration fees in 2020 primarily reflected the reversal in 2020 of a $47.9 accrual of a performance fee receivable from Fairfax India in 2019, partially offset by a performance fee receivable recorded in 2020 from Fairfax India of $5.2. The performance fee receivable of $5.2 was earned by the company pursuant to its investment advisory agreement with Fairfax India whereby the company receives a performance fee as the increase in Fairfax India's book value per share (common shareholders' equity divided by the number of common shares effectively outstanding) over the period from January 1, 2018 to December 31, 2020 exceeded a specified threshold. On March 5, 2021 the holding company received 546,263 newly issued Fairfax India subordinate voting shares as settlement of the $5.2 performance fee receivable.

Loss on repurchase of long term debt of $23.7 in 2019 related to the redemption on July 15, 2019 of the company's remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021.

Net gains (losses) on investments and share of profit (loss) of associates attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The company's effective income tax rate in 2020 of 84.7% (provision for income taxes of $206.7) was higher than the company's Canadian statutory income tax rate of 26.5% primarily due to the non-recognition of the tax benefit of losses and temporary differences (principally related to unrecorded deferred tax assets in Canada, the U.S. and the U.K.) and permanent differences (principally reflecting non-cash impairment charges on goodwill and intangible assets recorded by the Non-insurance companies reporting segment), partially offset by non-taxable investment income (principally comprised of dividend income, non-taxable interest income, the 50% of net capital gains which are not taxable in Canada, share of profit of associates in certain jurisdictions and the non-taxable gain on deconsolidation of European Run-off).

The company's effective income tax rate in 2019 of 11.7% (provision for income taxes of $261.5) was lower than the company's Canadian statutory income tax rate of 26.5% primarily due to income taxed at lower rates than the Canadian statutory income tax rate (principally in the U.S., Barbados, Fairfax India, Brit and Allied World), the recognition of previously unrecorded U.S. foreign tax credit carryforwards, and non-taxable investment income (principally comprised of dividend income and non-taxable interest income and share of profit of associates in certain jurisdictions).

For details refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2020.

    Non-controlling Interests

Non-controlling interests principally related to Allied World, Fairfax India, Recipe, Brit and Dexterra Group. For details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2020.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2020 and 2019 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held equity interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2020. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, insurance contract payables, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies, and the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between Odyssey Group and Allied World and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other's borrowings of $5,588.1 at December 31, 2020 (December 31, 2019 – $4,124.6) primarily consisted of Fairfax holding company borrowings of $5,580.6 (December 31, 2019 – $4,117.3).
	Equity interests in Fairfax affiliates at December 31, 2020
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Insurance & Reinsurance – Other	Run-off	Corporate & Other	Consolidated
Investments in insurance and reinsurance affiliates(1)(2)
Zenith National	–	6.1%	2.0%	–	–	–	–	–	–	91.9%	100.0%
TRG (Run-off)	–	–	–	–	–	–	–	31.5%	–	68.5%	100.0%
Investments in non-insurance affiliates(3)
Thomas Cook India	–	9.4%	1.5%	0.4%	–	4.6%	0.6%	0.2%	2.5%	47.7%	66.9%
Fairfax India	–	5.7%	3.5%	0.9%	3.2%	5.6%	1.0%	2.2%	–	5.9%	28.0%
Recipe	5.6%	12.9%	7.4%	1.1%	2.4%	5.9%	–	3.3%	0.2%	1.4%	40.2%
Boat Rocker	–	–	26.1%	19.3%	–	–	–	10.3%	–	–	55.7%
Toys "R" Us Canada	–	28.2%	28.2%	28.2%	–	–	–	–	–	–	84.6%
AGT	–	7.8%	12.3%	3.1%	–	16.3%	–	–	–	18.5%	58.0%
Dexterra Group	–	17.0%	5.3%	–	3.1%	11.0%	–	–	3.4%	9.2%	49.0%
Farmers Edge	8.0%	–	7.2%	6.8%	3.4%	8.5%	–	7.2%	–	–	41.1%
(1)
This table excludes subsidiaries where the company's equity interest is entirely held by the holding company including Northbridge, Odyssey Group, Crum & Forster, Brit, Allied World, Fairfax Asia, Fairfax Brasil, Fairfax Latam, Bryte Insurance, Polish Re, Colonnade Insurance and Fairfax Ukraine.

(2)
Investments in insurance and reinsurance affiliates are reported in investments in Fairfax insurance and reinsurance affiliates on the segmented balance sheet.

(3)
Investments in non-insurance affiliates are reported in portfolio investments on the segmented balance sheet.

Segmented Balance Sheet as at December 31, 2020

	Insurance and Reinsurance
											Non- insurance companies	Corporate and eliminations(5)
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Assets
Holding company cash and investments	76.3	499.6	8.1	14.1	–	–	–	–	598.1	–	–	654.1	1,252.2
Insurance contract receivables	537.5	1,674.0	412.9	233.1	1,015.9	1,409.7	100.5	668.9	6,052.5	8.4	–	(244.8)	5,816.1
Portfolio investments(1)(2)	3,472.2	10,347.5	5,023.1	1,616.3	4,912.0	9,224.0	1,246.1	2,106.6	37,947.8	1,592.4	1,810.3	758.1	42,108.6
Deferred premium acquisition costs	169.4	387.4	197.3	12.8	222.3	404.9	22.5	157.8	1,574.4	–	–	(30.7)	1,543.7
Recoverable from reinsurers	379.4	1,497.2	1,143.4	38.5	1,829.3	4,092.6	330.1	1,943.7	11,254.2	453.7	–	(1,174.7)	10,533.2
Deferred income tax assets	58.1	159.9	148.1	59.4	–	–	2.0	32.5	460.0	0.1	64.5	189.3	713.9
Goodwill and intangible assets	200.9	177.0	293.0	410.8	781.3	1,551.7	119.5	52.0	3,586.2	41.1	2,601.8	–	6,229.1
Due from affiliates	207.4	8.0	3.6	0.2	0.5	2.0	0.7	0.2	222.6	357.7	3.8	(584.1)	–
Other assets	130.4	202.0	337.1	86.8	279.4	290.6	98.7	101.4	1,526.4	119.2	3,868.6	343.0	5,857.2
Investments in Fairfax insurance and reinsurance affiliates(3)	–	89.1	29.4	–	–	–	–	34.7	153.2	29.3	–	(182.5)	–

Total assets	5,231.6	15,041.7	7,596.0	2,472.0	9,040.7	16,975.5	1,920.1	5,097.8	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Liabilities
Accounts payable and accrued liabilities	248.4	552.1	350.9	63.9	172.8	276.0	41.0	138.2	1,843.3	59.9	2,566.4	526.5	4,996.1
Derivative obligations	0.1	82.0	12.6	3.2	10.6	6.3	–	0.1	114.9	1.1	50.0	23.4	189.4
Due to affiliates	0.6	0.3	1.6	3.5	–	0.4	0.5	1.4	8.3	–	117.6	(125.9)	–
Deferred income tax liabilities	0.9	–	–	–	28.9	64.0	47.9	11.0	152.7	–	197.7	6.0	356.4
Insurance contract payables	128.3	818.3	183.2	88.1	495.5	889.8	85.0	536.0	3,224.2	11.6	–	(271.8)	2,964.0
Provision for losses and loss adjustment expenses(4)	2,108.8	6,917.0	3,848.1	1,062.5	4,783.5	8,154.1	423.9	2,511.5	29,809.4	2,023.3	–	(1,023.4)	30,809.3
Provision for unearned premiums(4)	931.2	1,681.3	1,010.4	279.6	1,020.4	2,607.6	196.4	823.2	8,550.1	–	–	(152.6)	8,397.5
Borrowings	–	90.0	41.4	38.3	314.5	549.2	–	–	1,033.4	–	2,192.5	5,588.1	8,814.0

Total liabilities	3,418.3	10,141.0	5,448.2	1,539.1	6,826.2	12,547.4	794.7	4,021.4	44,736.3	2,095.9	5,124.2	4,570.3	56,526.7

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,813.2	4,900.7	2,147.8	932.9	2,092.8	4,436.6	1,060.0	1,071.3	18,455.3	506.0	3,080.0	(8,184.7)	13,856.6
Non-controlling interests	0.1	–	–	–	121.7	(8.5)	65.4	5.1	183.8	–	144.8	3,342.1	3,670.7

Total equity	1,813.3	4,900.7	2,147.8	932.9	2,214.5	4,428.1	1,125.4	1,076.4	18,639.1	506.0	3,224.8	(4,842.6)	17,527.3

Total liabilities and total equity	5,231.6	15,041.7	7,596.0	2,472.0	9,040.7	16,975.5	1,920.1	5,097.8	63,375.4	2,601.9	8,349.0	(272.3)	74,054.0

Capital
Borrowings	–	90.0	41.4	38.3	314.5	549.2	–	–	1,033.4	–	2,192.5	5,588.1	8,814.0
Investments in Fairfax affiliates	61.8	489.7	258.2	63.5	105.1	274.1	29.2	122.9	1,404.5	65.8	–	(1,470.3)	–
Shareholders' equity attributable to shareholders of Fairfax	1,751.4	4,411.0	1,889.6	869.4	1,987.7	2,825.0	1,030.8	948.0	15,712.9	440.2	1,385.9	(3,682.4)	13,856.6
Non-controlling interests	0.1	–	–	–	121.7	1,329.0	65.4	5.5	1,521.7	–	1,838.9	310.1	3,670.7

Total capital	1,813.3	4,990.7	2,189.2	971.2	2,529.0	4,977.3	1,125.4	1,076.4	19,672.5	506.0	5,417.3	745.5	26,341.3

% of consolidated total capital	6.9%	18.9%	8.3%	3.7%	9.6%	18.9%	4.3%	4.1%	74.7%	1.9%	20.6%	2.8%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
Includes investment in associate held for sale of at December 31, 2020 of $729.5 (December 31, 2019 – nil). See note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

(3)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(4)
Included in insurance contract liabilities on the consolidated balance sheet.

(5)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.

Segmented Balance Sheet as at December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and eliminations(5)
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Assets
Holding company cash and investments	79.6	582.8	10.8	12.1	–	–	–	–	685.3	–	–	290.2	975.5
Insurance contract receivables	441.7	1,473.2	325.8	229.8	964.5	1,512.0	89.9	551.1	5,588.0	4.1	–	(157.1)	5,435.0
Portfolio investments(1)	3,012.4	9,237.0	4,408.0	1,667.8	4,200.1	8,235.0	1,117.4	2,040.8	33,918.5	1,906.3	2,730.7	(320.5)	38,235.0
Assets held for sale(2)	–	–	–	–	–	–	–	–	–	3,386.6	–	(601.0)	2,785.6
Deferred premium acquisition costs	144.2	316.1	164.8	12.8	215.5	342.1	22.8	146.4	1,364.7	–	–	(20.4)	1,344.3
Recoverable from reinsurers	406.3	1,138.4	1,045.1	38.9	1,695.7	3,638.1	354.4	1,522.1	9,839.0	494.8	–	(1,178.0)	9,155.8
Deferred income tax assets	85.7	239.6	125.7	42.2	–	–	–	32.8	526.0	6.3	50.6	(207.0)	375.9
Goodwill and intangible assets	183.4	182.5	299.9	416.9	794.4	1,598.0	185.2	54.2	3,714.5	43.5	2,435.3	0.8	6,194.1
Due from affiliates	203.2	2.6	4.1	–	0.1	0.2	363.0	–	573.2	356.1	0.6	(929.9)	–
Other assets	97.9	184.9	353.9	84.3	236.5	270.6	98.8	138.7	1,465.6	112.5	4,043.9	385.3	6,007.3
Investments in Fairfax insurance and reinsurance affiliates(3)	–	131.9	65.2	–	–	–	–	34.0	231.1	62.4	–	(293.5)	–

Total assets	4,654.4	13,489.0	6,803.3	2,504.8	8,106.8	15,596.0	2,231.5	4,520.1	57,905.9	6,372.6	9,261.1	(3,031.1)	70,508.5

Liabilities
Accounts payable and accrued liabilities	222.7	531.7	324.7	62.9	188.3	285.7	39.2	130.2	1,785.4	75.4	2,734.1	219.2	4,814.1
Derivative obligations	–	61.6	53.3	1.8	15.1	2.6	0.5	10.5	145.4	4.8	55.4	0.3	205.9
Due to affiliates	1.1	2.3	1.5	1.7	1.0	0.3	0.8	6.0	14.7	–	145.1	(159.8)	–
Liabilities associated with assets held for sale(2)	–	–	–	–	–	–	–	–	–	2,203.7	–	(168.6)	2,035.1
Deferred income tax liabilities	–	–	–	–	23.3	53.1	44.4	12.5	133.3	–	229.5	(362.8)	–
Insurance contract payables	105.1	528.6	150.5	57.9	524.8	796.6	89.7	478.7	2,731.9	14.1	–	(155.0)	2,591.0
Provision for losses and loss adjustment expenses(4)	1,976.9	6,158.5	3,548.0	1,088.5	4,286.4	7,672.7	424.0	2,071.8	27,226.8	2,232.2	–	(958.8)	28,500.2
Provision for unearned premiums(4)	779.2	1,338.1	876.0	276.6	969.5	2,139.2	206.5	732.8	7,317.9	–	–	(95.5)	7,222.4
Borrowings	–	90.0	41.4	38.3	320.8	549.1	–	–	1,039.6	–	2,068.4	4,124.6	7,232.6

Total liabilities	3,085.0	8,710.8	4,995.4	1,527.7	6,329.2	11,499.3	805.1	3,442.5	40,395.0	4,530.2	5,232.5	2,443.6	52,601.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,569.3	4,778.2	1,807.9	977.1	1,777.6	4,100.4	1,362.5	1,074.9	17,447.9	1,842.4	3,869.3	(8,781.5)	14,378.1
Non-controlling interests	0.1	–	–	–	–	(3.7)	63.9	2.7	63.0	–	159.3	3,306.8	3,529.1

Total equity	1,569.4	4,778.2	1,807.9	977.1	1,777.6	4,096.7	1,426.4	1,077.6	17,510.9	1,842.4	4,028.6	(5,474.7)	17,907.2

Total liabilities and total equity	4,654.4	13,489.0	6,803.3	2,504.8	8,106.8	15,596.0	2,231.5	4,520.1	57,905.9	6,372.6	9,261.1	(3,031.1)	70,508.5

Capital
Borrowings	–	90.0	41.4	38.3	320.8	549.1	–	–	1,039.6	–	2,068.4	4,124.6	7,232.6
Investments in Fairfax affiliates	66.4	627.0	293.7	106.5	133.6	301.9	32.3	130.6	1,692.0	530.6	–	(2,222.6)	–
Shareholders' equity attributable to shareholders of Fairfax	1,502.9	4,151.2	1,514.2	870.6	1,446.6	2,538.5	1,330.2	944.9	14,299.1	1,311.8	2,044.1	(3,276.9)	14,378.1
Non-controlling interests	0.1	–	–	–	197.4	1,256.3	63.9	2.1	1,519.8	–	1,984.5	24.8	3,529.1

Total capital	1,569.4	4,868.2	1,849.3	1,015.4	2,098.4	4,645.8	1,426.4	1,077.6	18,550.5	1,842.4	6,097.0	(1,350.1)	25,139.8

% of consolidated total capital	6.2%	19.4%	7.4%	4.0%	8.3%	18.5%	5.7%	4.3%	73.8%	7.3%	24.3%	(5.4)%	100.0%

(1)
Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.

(2)
The effects of intercompany reinsurance with Wentworth, which decreased assets held for sale by $352.5 and liabilities associated with assets held for sale by $357.7 were adjusted in the Run-off reporting segment. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2019.

(3)
Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.

(4)
Included in insurance contract liabilities on the consolidated balance sheet.

(5)
Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to the primary insurers.)

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities on the company's consolidated balance sheet at December 31, 2020 compared to December 31, 2019 were primarily affected by the deconsolidation of Fairfax Africa on December 8, 2020 (with the exception of the investment in Atlas Mara) and European Run-off on March 31, 2020 (classified as held for sale at December 31, 2019), and the consolidation of Farmers Edge on July 1, 2020 and Horizon North on May 29, 2020, as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Holding company cash and investments increased to $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) at December 31, 2020 from $975.5 at December 31, 2019 ($975.2 net of $0.3 of holding company derivative obligations). Significant cash movements at the holding company in 2020 are set out in the Financial Condition section of this MD&A under the heading "Liquidity".

Insurance contract receivables increased by $381.1 to $5,816.1 at December 31, 2020 from $5,435.0 at December 31, 2019 primarily reflecting higher insurance and reinsurance premiums receivable due to increased business volumes (principally at Odyssey Group, Northbridge and Crum & Forster), partially offset by a decrease in funds withheld receivable (principally at Allied World).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $42,108.6 at December 31, 2020 ($41,942.0 net of subsidiary derivative obligations) compared to an aggregate carrying value at December 31, 2019 of $38,235.0 ($38,029.4 net of subsidiary derivative obligations). The increase of $3,912.6 principally reflected net gains on bonds and a joint venture investment in RiverStone Barbados (held for sale at December 31, 2020), partially offset by the deconsolidation of Fairfax Africa, in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $3,013.3, primarily reflecting the reinvestment of net proceeds from sales and maturities of U.S. treasury and Canadian government bonds into U.S. treasury short term investments, partially offset by the deconsolidation of cash and cash equivalents at Fairfax Africa.

Bonds (including bonds pledged for derivative obligations) decreased by $78.7, primarily reflecting net sales and maturities of U.S. treasury bonds, Indian government and Canadian government bonds and the deconsolidation of bonds held by Fairfax Africa, partially offset by the investment in, and appreciation of high quality corporate bonds.

Common stocks increased by $405.1 primarily reflecting net unrealized appreciation.

Investments in associates (which includes investment in associate held for sale), increased by $455.2 primarily reflecting a joint venture investment in RiverStone Barbados following the company's contribution of European Run-off to RiverStone Barbados and an associate investment in HFP following the deconsolidation of Fairfax Africa, pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020, partially offset by share of loss of associates (which included non-cash impairment charges on Quess, Resolute, Atlas Mara and Astarta), the deconsolidation of Fairfax Africa's investments in associates, the sale of Davos Brands and the recognition of distributions and dividends from associates and joint ventures.

Derivatives and other invested assets, net of derivative obligations, increased by $90.7 primarily reflecting higher net receivables from counterparties on total return swaps and the company closing out $898.4 notional amount of short equity total return swaps, no longer holding any positions at December 31, 2020, partially offset by net unrealized losses on equity warrants.

Recoverable from reinsurers increased by $1,377.4 to $10,533.2 at December 31, 2020 from $9,155.8 at December 31, 2019 primarily reflecting increased business volumes (principally at Allied World and Odyssey Group), reinsurers' share of COVID-19 losses (primarily at Brit and Bryte) and amounts ceded to RiverStone Barbados by Group Re and Brit that are included in recoverable from reinsurers at December 31, 2020 as a result of the deconsolidation of European Run-off, whereas at December 31, 2019 those were intercompany balances that eliminated on consolidation.

Deferred income tax assets increased by $338.0 to $713.9 at December 31, 2020 from $375.9 at December 31, 2019 primarily due to the separate presentation of deferred income tax assets and deferred income tax liabilities on the consolidated balance sheet at December 31, 2020 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2020. After adjusting for the change in presentation, deferred income tax assets decreased by $49.4, primarily due to decreased temporary tax differences on net unrealized investment losses, partially offset by the recognition of operating losses.

Goodwill and intangible assets increased by $35.0 to $6,229.1 at December 31, 2020 from $6,194.1 at December 31, 2019 primarily due to the additions of intangible assets, the consolidation of Horizon North and Farmers Edge, and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by the amortization of intangible assets, the disposal of an intangible asset at AMAG Insurance, and the deconsolidation of Fairfax Africa.

The allocation by operating segment at December 31, 2020 of goodwill of $3,126.3 and intangible assets of $3,102.8 (December 31, 2019 – $2,997.3 and $3,196.8), is described in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2020. Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2020 and it was concluded that no significant impairments had occurred.

Other assets decreased by $150.1 to $5,857.2 at December 31, 2020 from $6,007.3 at December 31, 2019 primarily due to the deconsolidation of Fairfax Africa, decreases in inventories, prepaid expenses and revenue receivables in the Non-insurance companies reporting segment due to the impact of COVID-19 on business volumes, and decreased income taxes refundable and finance lease receivables, partially offset by the consolidation of Horizon North and Farmers Edge, and government subsidies receivable at certain non-insurance companies for relief from the impact of COVID-19.

Accounts payable and accrued liabilities increased by $182.0 to $4,996.1 at December 31, 2020 from $4,814.1 at December 31, 2019 primarily due to the consolidation of Horizon North and Farmers Edge, higher cash collateral received from counterparties to derivative contracts, higher deferred revenue due to additional production contracts at Boat Rocker and higher payables for securities purchased but not yet settled, partially offset by lower payables related to cost of sales in the Non-insurance companies reporting segment due to the impact of COVID-19 on business volumes, the deconsolidation of Fairfax Africa and decreased lease liabilities.

Deferred income tax liabilities increased to $356.4 at December 31, 2020 from nil at December 31, 2019 primarily due to the separate presentation of deferred income tax assets and deferred income tax liabilities on the consolidated balance sheet at December 31, 2020 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2020. After adjusting for the change in presentation, deferred income tax liabilities decreased by $30.8, primarily due to the recognition of operating losses (at operating companies with net deferred income tax liabilities), partially offset by increased temporary tax differences on net unrealized investment gains.

Insurance contract payables increased by $373.0 to $2,964.0 at December 31, 2020 from $2,591.0 at December 31, 2019 primarily reflecting an increase in premiums payable to reinsurers due to an increase in premiums ceded and timing of associated payments (primarily at Odyssey Group in its U.S. Insurance and London Market divisions) and an increase in ceded deferred premium acquisition costs.

Provision for losses and loss adjustment expenses increased by $2,309.1 to $30,809.3 at December 31, 2020 from $28,500.2 at December 31, 2019 primarily reflecting COVID-19 and catastrophe losses, increased business volumes (principally at Odyssey Group and Allied World), the impact of foreign currency translation (principally the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar) and loss reserves assumed from, and subsequently ceded to, European Run-off which were previously eliminated on consolidation, partially offset by the impact of U.S. Run-off's continued progress settling its claims liabilities and net favourable prior year reserve development (principally at Odyssey Group, Fairfax Latam, Zenith National, Fairfax Asia, Northbridge and Brit).

Non-controlling interests increased by $141.6 to $3,670.7 at December 31, 2020 from $3,529.1 at December 31, 2019 primarily reflecting the deconsolidation of European Run-off and its investments in certain of the company's Non-insurance subsidiaries ($340.4), a third party's investment in Brit's subsidiary Ki Insurance ($124.4), the acquisition of Horizon North on May 29, 2020 ($103.3) and Eurolife's investment in a Fairfax consolidated internal investment fund ($93.7), partially offset by the acquisition of the minority interest in Brit ($189.6), non-controlling interests' share of net loss ($181.0), the deconsolidation of Fairfax Africa and dividends paid to minority shareholders ($165.6). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Comparison of 2019 to 2018 – Total assets increased to $70,508.5 at December 31, 2019 from $64,372.1 at December 31, 2018 primarily reflecting the acquisition of AGT, the additional investment in CIG by Fairfax Africa and the increase in the fair value of investments, partially offset by the deconsolidation of Grivalia Properties. The aforementioned transactions are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance and reinsurance operations and Run-off are subject to several reviews. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company's Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company's reserves or reserves for certain lines of business.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business at December 31:

2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Corporate and Other	Consolidated
Property	305.8	1,873.4	243.5	6.0	755.6	1,294.0	105.3	1,192.5	5,776.1	77.6	–	5,853.7
Casualty	1,720.1	4,469.6	3,433.9	1,049.6	3,252.5	6,534.2	166.7	784.3	21,410.9	1,412.0	–	22,822.9
Specialty	73.9	398.0	159.3	6.9	726.1	275.7	148.5	342.8	2,131.2	1.5	–	2,132.7

	2,099.8	6,741.0	3,836.7	1,062.5	4,734.2	8,103.9	420.5	2,319.6	29,318.2	1,491.1	–	30,809.3
Intercompany	9.0	176.0	11.4	–	49.3	50.2	3.4	191.9	491.2	532.2	(1,023.4)	–

Provision for losses and LAE	2,108.8	6,917.0	3,848.1	1,062.5	4,783.5	8,154.1	423.9	2,511.5	29,809.4	2,023.3	(1,023.4)	30,809.3

2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off(1)	Corporate and Other	Consolidated
Property	332.8	1,772.2	157.7	18.2	716.8	1,170.0	104.6	1,079.1	5,351.4	107.1	–	5,458.5
Casualty	1,571.4	3,887.4	3,248.2	1,063.4	2,809.8	6,172.1	170.8	574.8	19,497.9	1,606.7	–	21,104.6
Specialty	62.8	353.0	91.8	6.9	709.3	297.1	147.1	266.2	1,934.2	2.9	–	1,937.1

	1,967.0	6,012.6	3,497.7	1,088.5	4,235.9	7,639.2	422.5	1,920.1	26,783.5	1,716.7	–	28,500.2
Intercompany	9.9	145.9	50.3	–	50.5	33.5	1.5	151.7	443.3	515.5	(958.8)	–

Provision for losses and LAE	1,976.9	6,158.5	3,548.0	1,088.5	4,286.4	7,672.7	424.0	2,071.8	27,226.8	2,232.2	(958.8)	28,500.2

(1)
Excludes European Run-off's gross provision for losses and loss adjustment expenses that are included in liabilities associated with assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

In the ordinary course of carrying on business, the company's insurance and reinsurance and Run-off operations may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. Cash and investments pledged by the company's subsidiaries at December 31, 2020 of $6.0 billion, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2020, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations (these pledges do not involve the cross-collateralization by one subsidiary of another subsidiary's obligations).

The provision for losses is established by the company's insurance companies using the case method when claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent premium and loss information received from ceding companies to establish estimates of their provisions for losses. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of losses including incurred but not reported losses based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about claims becomes known and the provision for losses are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates can be developed.

The development of the provision for losses is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated reserves at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the "Reconciliation of Provision for Claims – Consolidated" table, a subsidiary's provision for losses at December 31 in the year of acquisition is included in the line "Provision for claims of companies acquired during the year at December 31", whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and in the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable reserve development for the years ended December 31 were comprised as shown in the following table:

	Favourable/(Unfavourable)
Insurance and Reinsurance	2020	2019
Northbridge	39.2	67.1
Odyssey Group	219.5	229.6
Crum & Forster	5.2	6.2
Zenith National	74.1	82.1
Brit	62.8	46.5
Allied World	5.1	(32.0)
Fairfax Asia	18.5	28.3
Other	30.5	51.8

	454.9	479.6
Run-off	(132.6)	(150.5)

Net favourable development	322.3	329.1

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related effect on losses on claims, net for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2020	2019	2018	2017	2016
Provision for claims at January 1 – net	21,558.4	22,614.6	22,412.4	16,289.4	16,596.3
Foreign exchange effect	190.5	69.7	(444.6)	463.3	(103.7)
Losses on claims for claims occurring:
In the current year	9,520.0	8,982.3	8,505.4	6,192.9	5,286.9
In the prior years – net favourable development	(322.3)	(329.1)	(580.4)	(454.6)	(573.7)
Paid on claims during the year related to:
The current year	(2,540.4)	(2,293.8)	(2,034.8)	(1,691.3)	(1,304.5)
The prior years	(5,521.9)	(5,927.8)	(5,777.2)	(3,876.8)	(3,695.2)
Provision for claims of companies acquired and reinsurance transactions during the year, at December 31	–	32.7	533.8	5,725.0	83.3
Divestitures during the year	(27.8)	–	–	(235.5)	–
Liabilities associated with assets held for sale(1)	–	(1,590.2)	–	–	–

Provision for claims at December 31 before the undernoted	22,856.5	21,558.4	22,614.6	22,412.4	16,289.4
CTR Life(2)	5.5	7.0	8.0	8.7	12.8

Provision for claims at December 31 – net	22,862.0	21,565.4	22,622.6	22,421.1	16,302.2
Reinsurers' share of provision for claims at December 31	7,947.3	6,934.8	6,459.1	6,189.7	3,179.6

Provision for claims at December 31 – gross	30,809.3	28,500.2	29,081.7	28,610.8	19,481.8

(1)
European Run-off's reinsurance recoverable and provision for losses and loss adjustment expenses are included in assets held for sale and liabilities associated with assets held for sale respectively on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

(2)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into run-off in 2002.

The foreign exchange effect of change in provision for claims in 2020 primarily reflected the strengthening of the Canadian dollar, euro and the British pound relative to the U.S. dollar (principally at Odyssey Group, Northbridge, Allied World and Brit). The company generally manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future which could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2020 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, Odyssey Group, Crum & Forster, Zenith National, Brit, Allied World, Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Bryte Insurance, Fairfax Latin America and Fairfax Central and Eastern Europe), and Run-off's reconciliation of provision for claims.

    Asbestos, Pollution and Other Latent Hazards

  General Discussion

The company's insurance contract liabilities include estimates for exposure to asbestos claims, environmental pollution and other types of latent hazard claims (collectively "APH exposures").

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. Substantially all of the company's exposure to asbestos losses are now under the management of Run-off. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which affects the ability of insurers and reinsurers to estimate the amount of unpaid claims and related settlement expenses. These claims differ from most other types of claims because legal precedent is inadequate to determine what coverage obligations attach and which, if any, policy years and insurers/reinsurers may be liable.

These uncertainties are exacerbated by judicial rulings and legislation that have undermined the clear and express intent of the insurer and policyholder and expanded theories of liability. Further, asbestos litigation itself continues to be an imperfect process for resolving asbestos claims fairly and cost effectively. The insurance industry is engaged in extensive litigation over these coverage and liability issues and thus confronts continuing uncertainty in its efforts to quantify asbestos exposures.

The company also faces claims exposure related to environmental pollution and other latent injury allegedly from exposure to potentially harmful products or substances such as pharmaceutical products, chemical products, lead-based pigments and talc. Other latent injury claims also arise from insureds' alleged responsibility for sports head trauma, sexual molestation, and opioid addiction. The potential exposure associated with sexual molestation claims has increased based on several developments including heightened awareness and investigation into past abuse, high profile claims and, most significantly, efforts by legislative bodies to abolish or revise statute of limitations to support alleged victims seeking redress through litigation. The company is monitoring the emergence of water and soil contamination claims involving perfluorinated chemicals ("PFCs") which are a group of compounds widely used in water and stain resistant products, as well as firefighting materials. The company is also monitoring litigation brought against manufacturers and retailers of weed killer products, including the popular brand "Roundup", alleging that its use caused cancer and other ailments. Additionally, the company is evaluating a recent court decision finding certain paint manufacturers liable for the presence of and abatement of lead paint in residential structures based on those manufacturers' advertising practices decades ago. The company continues to be presented with claims by companies seeking coverage for suits by women who claim bodily injury from exposure to talc as an ingredient of consumer products such as powders and cosmetics. Many such suits have alleged the talc in these products caused ovarian cancer; other suits assert the talc was contaminated with asbestos which caused ovarian cancer or other more typical asbestos injury such as mesothelioma. Since 2016, a number of large talc verdicts have been awarded against a number of defendants. However, there also have been developments in defendants' favour, as there have been several defense verdicts and the most significant plaintiff trial verdicts have been appealed. In recent months there has been movement toward negotiated resolutions in litigated talc cases as well as in connection with bankruptcy proceedings for a major talc mining company heavily involved in the litigation. There remains a great deal of uncertainty as to the future development of these claims and the degree of the company's exposure to them. Whether other latent injury claims will develop into material exposures to the company is yet to be determined due to the lack of developed scientific proof of causation and significant questions around coverage.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims. With unimpaired and non-malignant claims brought much less frequently and in few jurisdictions, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits. Furthermore, plaintiffs' firms in the asbestos litigation continue to push for an increase in the settlement values of asbestos cases involving malignancies. This is a trend the insurance industry continues to resist. Defense costs continue to be a significant driver of the liability as well as the malignancy cases often are more heavily litigated and because the asbestos litigation process and practices in the U.S. continue to be inefficient, in particular with respect to the continued over-naming of defendants in the litigation. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. Some plaintiffs continue to focus their efforts on maximizing their recoveries in the U.S. tort system from solvent defendants by heavily emphasizing their exposure to these defendants' products and operations, however limited that exposure may have been. Separately, these plaintiffs often also seek to recover from the trusts established in prior bankruptcies of asbestos defendants based on alleged exposures not identified in the tort system, resulting in a disproportionate shift in financial responsibility from large bankrupt entities to solvent peripheral defendants. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, during 2020 the company strengthened gross asbestos reserves by $161.0, or 15.0% (2019 – $135.4 or 11.1%) of the provision for asbestos claims and ALAE at January 1, 2020.

In October 2020, A.M. Best Company issued its Market Segment Report for Asbestos and Environmental losses where it maintained its estimate of net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, noting asbestos incurred losses were down approximately 13% in 2019. The company continues to see in the Run-off portfolio some of the underlying litigation factors A.M. Best cites. The policyholders with the most significant asbestos exposure continue to be defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The Run-off portfolio is exposed to these risks and face the majority of the direct asbestos exposure within the company. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to be named as defendants. For the most part, these are regional, rather than nationwide defendants. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. As each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's the company has utilized a sophisticated methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice". In conjunction with the exposure based analysis, the company also uses aggregate industry methods when setting its overall asbestos reserves.

Following is an analysis of the company's gross and net loss and ALAE reserves from U.S. asbestos exposures for the years ended December 31:

	2020		2019
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,074.6	860.5	1,217.9	995.3
Asbestos losses and ALAE incurred during the year	161.0	121.2	135.4	114.8
Asbestos losses and ALAE paid during the year	(205.0)	(141.7)	(164.0)	(138.4)
Liabilities associated with assets held for sale(1)	–	–	(114.7)	(111.2)

Provision for asbestos claims and ALAE at December 31	1,030.6	840.0	1,074.6	860.5

(1)
European Run-off's reinsurance recoverables and provision for losses and loss adjustment expenses are included in assets held for sale and liabilities associated with assets held for sale respectively on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

  Summary

Management believes that the asbestos reserves reported at December 31, 2020 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are monitored by management and regularly reviewed by actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company's ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the recoverable from reinsurance balances rated B++ and lower were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $10,533.2 on the consolidated balance sheet at December 31, 2020 consisted of future recoverable amounts from reinsurers on unpaid claims ($7,971.7), reinsurance receivable on paid losses ($818.0) and the unearned portion of premiums ceded to reinsurers ($1,899.1), net of provision for uncollectible balances ($155.6). Recoverables from reinsurers on unpaid claims increased by $1,015.0 to $7,971.7 at December 31, 2020 from $6,956.7 at December 31, 2019, primarily reflecting increased business volumes (principally at Allied World and Odyssey Group), reinsurers' share of COVID-19 losses (primarily at Brit and Bryte) and amounts ceded to European Run-off by Group Re and Brit, which are included in recoverable from reinsurers at December 31, 2020 as a result of the deconsolidation of European Run-off compared with December 31, 2019, when those balances were intercompany and eliminated on consolidation.

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2020, which represented 84.1% (December 31, 2019 – 83.1%) of gross recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	1,426.6	1,197.5
Swiss Re	Swiss Reinsurance America Corporation	A+	1,156.6	1,149.3
AIG	New Hampshire Insurance Company	A	860.5	851.8
Lloyd's	Lloyd's	A	772.0	768.6
Everest	Everest Reinsurance (Bermuda), Ltd	A+	563.7	484.7
HDI	Hannover Rück SE	A+	387.0	381.4
Axis	Axis Reinsurance Company	A	381.5	374.4
Markel	Markel Global Reinsurance Company	A	369.1	235.7
Risk Management Agency	Federal Crop Insurance Corporation	NR	333.0	333.0
RiverStone Barbados	TIG Insurance (Barbados) Limited	NR	327.3	4.3
Berkshire Hathaway	General Reinsurance Corporation	A++	266.1	265.6
Sompo Holdings	Endurance Assurance Corporation	A+	226.5	225.2
EXOR	Partner Reinsurance Company of the U.S.	A+	220.1	216.0
RenaissanceRe	Renaissance Reinsurance U.S. Inc	A+	200.7	175.3
Alleghany	Transatlantic Reinsurance Company	A+	186.8	184.6
Liberty Mutual	Liberty Mutual Insurance Company	A	186.8	184.8
SCOR	SCOR Reinsurance Company	A+	174.2	173.0
AXA	XL Reinsurance America Inc	A+	171.6	164.8
W.R. Berkley	Berkley Insurance Company	A+	142.8	141.4
Arch Capital	Arch Reinsurance Company	A+	122.7	121.1
IRB	IRB – Brasil Resseguros S.A.	A-	121.5	119.4
Tokio Marine	Safety National Casualty Corporation	A++	110.1	109.4
Aspen	Aspen Insurance UK Limited	A	97.1	97.1
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	96.7	96.7
Helvetia Group	Helvetia Swiss Insurance Company Ltd.	A	89.5	50.5

Top 25 reinsurance groups			8,990.5	8,105.6
Other reinsurers			1,698.3	1,327.2

Gross recoverable from reinsurers			10,688.8	9,432.8
Provision for uncollectible reinsurance			(155.6)	(155.6)

Recoverable from reinsurers			10,533.2	9,277.2

(1)
Financial strength rating of principal reinsurer (or of the group, if principal reinsurer is not rated).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents recoverable from reinsurers of $10,533.2 at December 31, 2020 separately for the insurance and reinsurance and run-off operations, according to the financial strength rating of the reinsurers. Shown separately are pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk. At December 31, 2020 approximately 4.2% of recoverable from reinsurers related to Run-off operations (December 31, 2019 – 5.3%).

	Insurance and Reinsurance			Run-off			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	424.5	27.2	397.3	49.4	0.3	49.1	473.9	27.5	446.4
A+	5,015.3	353.8	4,661.5	228.9	7.7	221.2	5,244.2	361.5	4,882.7
A	2,976.7	90.4	2,886.3	96.2	7.2	89.0	3,072.9	97.6	2,975.3
A-	349.1	27.7	321.4	10.0	2.2	7.8	359.1	29.9	329.2
B++	54.7	4.4	50.3	1.2	0.8	0.4	55.9	5.2	50.7
B+	0.6	–	0.6	2.0	–	2.0	2.6	–	2.6
B or lower	16.0	0.4	15.6	–	–	–	16.0	0.4	15.6
Not rated	922.6	675.7	246.9	179.2	51.2	128.0	1,101.8	726.9	374.9
Pools and associations	356.5	7.0	349.5	5.9	–	5.9	362.4	7.0	355.4

	10,116.0	1,186.6	8,929.4	572.8	69.4	503.4	10,688.8	1,256.0	9,432.8
Provision for uncollectible reinsurance	(29.1)		(29.1)	(126.5)		(126.5)	(155.6)		(155.6)

Recoverable from reinsurers	10,086.9		8,900.3	446.3		376.9	10,533.2		9,277.2

To support recoverable from reinsurers balances, the company had the benefit of letters of credit or trust funds totaling $1,256.0 at December 31, 2020 as follows:

  •
  for reinsurers rated A – or better, security of $516.5 against outstanding reinsurance recoverables of $9,150.1;

  •
  for reinsurers rated B++ or lower, security of $5.6 against outstanding reinsurance recoverables of $74.5;

  •
  for unrated reinsurers, security of $726.9 against outstanding reinsurance recoverables of $1,101.8; and

  •
  for pools and associations, security of $7.0 against outstanding reinsurance recoverables of $362.4.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $155.6 at December 31, 2020 related to net unsecured reinsurance recoverable of $443.8 from reinsurers rated B++ or lower, including those that are not rated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers, and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance is reasonable for all incurred losses arising from uncollectible reinsurance at December 31, 2020.

The company's reinsurance security staff, with their expertise in analyzing and managing credit risk, are responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring the reinsurance recoverable by reinsurer, by operating company and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously, and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $172.9 (2019 – pre-tax benefit of $323.4). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $821.0 (2019 – $652.3); losses on claims ceded to reinsurers of $2,842.3 (2019 – $3,069.6); and net recovery of uncollectible reinsurance of $3.3 (2019 – net provision for uncollectible reinsurance of $17.2).

Year ended December 31, 2020

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Total	Run-off	Inter- company	Consolidated
Reinsurers' share of premiums earned	179.8	535.1	548.8	15.0	661.5	1,496.0	212.7	595.8	4,244.7	(11.3)	(323.3)	3,910.1
Pre-tax benefit (cost) of ceded reinsurance	(62.4)	146.4	94.8	(13.1)	(94.9)	(79.7)	(75.0)	(166.4)	(250.3)	124.4	(47.0)	(172.9)

Year ended December 31, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World(1)	Fairfax Asia	Other	Total	Run-off	Inter- company	Consolidated
Reinsurers' share of premiums earned	170.6	385.4	490.2	11.7	607.8	1,194.1	203.2	544.2	3,607.2	76.1	(302.0)	3,381.3
Pre-tax benefit (cost) of ceded reinsurance	(21.3)	57.6	41.5	(12.5)	(156.6)	(81.2)	(35.0)	306.6	99.1	177.2	47.1	323.4
(1)
Allied World includes reinsurers' share of premiums earned of $90.1 and pre-tax cost of ceded reinsurance of $24.7 related to the Allied World loss portfolio transfer as described in the Allied World section of this MD&A.

Reinsurers' share of premiums earned increased to $3,910.1 in 2020 from $3,381.3 in 2019, primarily reflecting increases at Allied World and Odyssey Group due to higher business volumes.

Commissions earned on reinsurers' share of premiums earned increased to $821.0 in 2020 from $652.3 in 2019, primarily due to increases at Allied World and Odyssey Group commensurate with the increase in reinsurers' share of premiums earned.

Reinsurers' share of losses on claims decreased to $2,842.3 in 2020 from $3,069.6 in 2019, primarily due to decreases at Fairfax Latam (reflecting losses ceded to reinsurers in 2019 related to the Chilean Riots) and Run-off (reflecting reinsurers' share of the losses assumed in 2019 pursuant to the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A). This was partially offset by an increase in reinsurers' share of losses on claims at Odyssey Group, Allied World and Crum & Forster (primarily reflecting higher business volumes) and reinsurers' share of COVID-19 losses (primarily at Brit and Bryte).

The use of reinsurance in 2020 decreased cash provided by operating activities by approximately $1,048 (2019 – $626) primarily reflecting the timing of premiums paid to reinsurers in each of 2020 and 2019 which was earlier than the collection of reinsurance on claims paid.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for the holding company, the insurance and reinsurance operations, Run-off, Fairfax India and Fairfax Africa (up until its deconsolidation on December 8, 2020). Following a long term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets, assessing the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and maintaining a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with the company's Chief Executive Officer and one other corporate officer serving as members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by Hamblin Watsa management. The company's Board of Directors, management and operating companies served by Hamblin Watsa are kept apprised of significant investment decisions by Hamblin Watsa through the financial reporting process and periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year end carrying values (including at the holding company) for the company's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total investments(4)	Investments per share ($)(5)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
2017(6)	19,186.2	10,392.5	299.6	9,014.1	363.0	39,255.4	1,414.55
2018	7,423.8	20,727.3	264.6	9,738.1	686.8	38,840.6	1,425.97
2019(7)	10,652.2	16,499.9	582.9	10,539.5	730.1	39,004.6	1,453.71
2020	13,860.6	16,483.3	609.9	11,504.9	712.7	43,171.4	1,649.24
(1)
IFRS basis for 2010 to 2020; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $195.4 at December 31, 2020 (December 31, 2019 – $175.6, December 31, 2018 – $150.3, December 31, 2017 – $90.9, December 31, 2016 – $157.1, December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

(3)
Includes the company's equity accounted investments in KWF LPs, and Grivalia Properties prior to its consolidation effective July 4, 2017. Grivalia Properties was deconsolidated upon its merger into Eurobank on May 17, 2019 as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020. Eurobank is included in common stocks in the table above.

(4)
Comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet.

(5)
Total investments divided by the number of common shares effectively outstanding as presented in the consolidated financial statements.

(6)
Increases primarily related to Allied World's investment portfolio of $7,918.8, which the company commenced consolidating on July 6, 2017.

(7)
Excludes European Run-off's portfolio investments that were included in assets held for sale on the consolidated balance sheet at December 31, 2019. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Investments per share increased by $195.53 to $1,649.24 at December 31, 2020 from $1,453.71 at December 31, 2019 primarily reflecting the factors that increased investments described under the heading "Components of Consolidated Balance Sheets" in this MD&A and the impact of the company's net purchases of its common shares for treasury (for use in its share-based payment awards) and for cancellation (pursuant to normal course issuer bids). The company's common shares effectively outstanding decreased to 26,176,506 at December 31, 2020 from 26,831,069 at December 31, 2019. Since 1985, investments per share has compounded at a rate of 18.2% per year, including the impact of acquisitions.

    Interest and Dividends

The majority of interest and dividends is earned by the insurance and reinsurance operations and Run-off. Interest and dividends on holding company cash and investments was $33.7 in 2020 (2019 – $29.3) prior to giving effect to income earned on long equity total return swaps of $22.1 (2019 – $3.6). Interest and dividends earned in the company's first year and for the past ten years is presented in the following table. The company calculates a pre-tax and after-tax interest and dividends yield on average investments at carrying value to determine the return earned on investments during the holding period prior to realization of capital gains or losses.

		Interest and dividends
	Average	Pre-tax			After-tax
Year(1)	Investments at carrying value(2)	Amount(3)	Yield(4) (%)	Per share(5) ($)	Amount(3)	Yield(4) (%)	Per share(5) ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
2017	33,843.1	559.0	1.65	21.42	410.9	1.21	15.74
2018	39,048.0	783.5	2.01	27.59	575.9	1.47	20.28
2019(6)	40,109.3	880.2	2.19	31.37	646.9	1.61	23.05
2020	41,088.0	769.2	1.87	27.75	565.4	1.38	20.40
(1)
IFRS basis for 2010 to 2020; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior. All amounts in the table are calculated using information presented in the consolidated financial statements.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Pre-tax amount is as presented in the consolidated statement of earnings. After-tax amount is tax effected at the company's Canadian statutory income tax rate.

(4)
Interest and dividends, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(5)
Calculated using the weighted average diluted number of common shares outstanding during the year as disclosed in the consolidated financial statements.

(6)
Average investments at carrying value and interest and dividends yield on a pre-tax and after-tax basis were calculated inclusive of European Run-off's portfolio investments included in assets held for sale on the consolidated balance sheet at December 31, 2019.

Interest and dividends decreased to $769.2 in 2020 from $880.2 in 2019, primarily reflecting lower interest income earned, principally on U.S. treasury bonds and cash and short term investments, partially offset by higher interest income earned on high quality U.S. corporate bonds.

The company's pre-tax interest and dividends yield decreased from 2.19% in 2019 to 1.87% in 2020 and the company's after-tax interest and dividends yield decreased from 1.61% in 2019 to 1.38% in 2020. Prior to giving effect to the interest which accrued to reinsurers on funds withheld of $0.9 (2019 – $11.1) and income earned from long equity total return swaps of $29.0 (2019 – $9.3), interest and dividends in 2020 of $739.3 (2019 – $859.8) produced a pre-tax yield of 1.80% (2019 – 2.14%), with the year-over-year decrease primarily due to the factors described in the preceding paragraph (excluding the impact of total return swaps).

In 2020 income earned from long equity total return swaps increased to $29.0 in 2020 from $9.3 in 2019 primarily related to the company entering into $1,906.9 notional amounts of long equity total return swaps on individual equities for investment purposes following significant declines in global equity markets in the first quarter of 2020.

    Share of Profit (Loss) of Associates

Share of loss of associates of $112.8 in 2020 compared to share of profit of associates of $169.6 in 2019 principally reflected decreased share of profit of IIFL Finance as the company recognized its share of IIFL Finance's spin-off distribution gain in 2019, decreased share of profit of Eurolife, share of loss of Bangalore Airport (compared to share of profit in 2019) and share of loss of Sanmar, partially offset by share of profit of RiverStone Barbados, decreased share of loss of APR Energy and increased share of profit of Atlas.

Share of loss of associates in 2020 included non-cash impairment charges of $240.3 principally related to investments in Quess of $98.3, Resolute of $56.5, Atlas Mara of $35.0 and Astarta of $26.3. Share of profit of associates in 2019 included non-cash impairment charges of $211.2 principally reflecting $190.6 recognized by Thomas Cook India on the non-cash spin-off of its Quess shares to its minority shareholders that was fully attributable to non-controlling interests and $10.1 on the investment in Astarta.

Share of profit (loss) of associates by reporting segment in 2020 and 2019 were comprised as shown in the following tables:

Year ended December 31, 2020

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Insurance and reinsurance:
RiverStone Barbados	–	2.3	1.9	–	–	–	–	–	4.2	2.0	–	106.8	113.0
Digit	–	–	–	–	–	–	8.8	–	8.8	–	–	–	8.8
Eurolife	–	–	–	–	–	–	–	–	–	–	–	6.1	6.1
BIC Insurance	–	–	–	–	–	–	3.7	–	3.7	–	–	–	3.7
Falcon Thailand	–	–	–	–	–	–	1.5	–	1.5	–	–	–	1.5
Singapore Re	–	0.2	–	–	–	–	0.3	–	0.5	–	–	–	0.5
Thai Re	–	(0.8)	(1.3)	(1.9)	–	–	–	–	(4.0)	(7.0)	–	(1.9)	(12.9)
Other	–	–	–	–	2.0	–	–	–	2.0	5.8	–	(9.2)	(1.4)

	–	1.7	0.6	(1.9)	2.0	–	14.3	–	16.7	0.8	–	101.8	119.3

Non-insurance:
India
IIFL Finance	0.3	0.1	2.7	–	0.3	0.5	0.2	–	4.1	0.3	14.9	0.6	19.9
Seven Islands	–	–	–	–	–	–	–	–	–	–	17.8	–	17.8
CSB Bank	–	–	–	–	–	–	–	–	–	–	14.1	–	14.1
IIFL Securities	0.2	–	1.4	–	0.1	0.2	0.1	–	2.0	0.1	7.4	0.3	9.8
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	(30.5)	–	(30.5)
Sanmar	–	–	–	–	–	–	–	–	–	–	(48.6)	–	(48.6)
Quess(1)	–	–	(0.4)	–	–	(0.1)	–	–	(0.5)	(0.1)	(3.6)	(120.4)	(124.6)
Other	–	–	–	–	–	–	–	–	–	–	0.1	–	0.1

	0.5	0.1	3.7	–	0.4	0.6	0.3	–	5.6	0.3	(28.4)	(119.5)	(142.0)

Africa
AFGRI	–	–	–	–	–	–	–	–	–	–	(18.4)	–	(18.4)
Atlas Mara(1)	–	–	–	–	–	–	–	–	–	–	(31.3)	–	(31.3)
Other	–	–	–	–	–	–	–	–	–	–	(24.5)	–	(24.5)

	–	–	–	–	–	–	–	–	–	–	(74.2)	–	(74.2)

Agriculture
Farmers Edge	(2.8)	–	(2.2)	(2.3)	(1.2)	(2.9)	–	(10.4)	(21.8)	–	–	–	(21.8)
Astarta(1)	–	(6.0)	(5.8)	(3.5)	(5.6)	–	–	(2.1)	(23.0)	(1.5)	–	(3.5)	(28.0)

	(2.8)	(6.0)	(8.0)	(5.8)	(6.8)	(2.9)	–	(12.5)	(44.8)	(1.5)	–	(3.5)	(49.8)

Real estate
KWF LPs	(5.2)	(7.5)	0.2	–	(0.6)	–	–	–	(13.1)	(4.8)	–	–	(17.9)
Other	–	0.3	–	–	0.7	(0.2)	–	–	0.8	–	–	(1.0)	(0.2)

	(5.2)	(7.2)	0.2	–	0.1	(0.2)	–	–	(12.3)	(4.8)	–	(1.0)	(18.1)

Other
Atlas (formerly Seaspan)	–	50.6	6.8	2.6	10.2	30.2	–	3.4	103.8	11.8	–	0.8	116.4
Peak Achievement	7.9	3.0	–	2.3	8.7	12.3	–	–	34.2	–	–	–	34.2
EXCO	(1.4)	(1.5)	(0.2)	(0.1)	(0.6)	–	–	(0.5)	(4.3)	(0.2)	–	(0.1)	(4.6)
Eurobank	–	(4.4)	(1.3)	–	(0.9)	(1.4)	–	(1.4)	(9.4)	–	–	(2.5)	(11.9)
APR Energy	–	(1.6)	(2.0)	(1.4)	(1.8)	(2.0)	–	(1.2)	(10.0)	(3.6)	–	–	(13.6)
Resolute(1)	(5.0)	–	(8.3)	1.1	(4.8)	(1.0)	–	(2.7)	(20.7)	(12.5)	–	(23.8)	(57.0)
Other	3.0	(6.9)	(6.3)	(1.0)	0.1	–	–	(1.5)	(12.6)	(1.5)	2.4	0.2	(11.5)

	4.5	39.2	(11.3)	3.5	10.9	38.1	–	(3.9)	81.0	(6.0)	2.4	(25.4)	52.0

	(3.0)	26.1	(15.4)	(2.3)	4.6	35.6	0.3	(16.4)	29.5	(12.0)	(100.2)	(149.4)	(232.1)

Share of profit (loss) of associates	(3.0)	27.8	(14.8)	(4.2)	6.6	35.6	14.6	(16.4)	46.2	(11.2)	(100.2)	(47.6)	(112.8)

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Insurance and reinsurance:
Eurolife	–	–	–	–	–	–	–	–	–	–	–	154.8	154.8
Singapore Re	–	1.0	–	–	–	–	2.2	–	3.2	–	–	–	3.2
BIC Insurance	–	–	–	–	–	–	2.7	–	2.7	–	–	–	2.7
Falcon Thailand	–	–	–	–	–	–	0.5	–	0.5	–	–	–	0.5
Digit	–	–	–	–	–	–	(7.6)	–	(7.6)	–	–	–	(7.6)
Thai Re	–	(1.9)	(0.9)	(2.7)	–	–	–	–	(5.5)	(10.2)	–	0.7	(15.0)
Other	–	–	–	–	0.3	–	–	–	0.3	–	–	7.6	7.9

	–	(0.9)	(0.9)	(2.7)	0.3	–	(2.2)	–	(6.4)	(10.2)	–	163.1	146.5

Non-insurance:
India
IIFL Finance(2)	3.2	0.7	27.4	–	2.7	4.6	2.1	1.1	41.8	7.4	148.6	1.1	198.9
Bangalore Airport	–	–	–	–	–	–	–	–	–	–	30.8	–	30.8
Seven Islands	–	–	–	–	–	–	–	–	–	–	3.0	–	3.0
IIFL Securities	0.1	–	0.2	–	–	–	–	–	0.3	0.1	1.2	–	1.6
CSB Bank	–	–	–	–	–	–	–	–	–	–	(4.0)	–	(4.0)
Quess(3)	–	–	–	–	–	–	–	–	–	–	(183.2)	–	(183.2)
Other	–	–	–	–	–	–	–	–	–	–	(0.3)	–	(0.3)

	3.3	0.7	27.6	–	2.7	4.6	2.1	1.1	42.1	7.5	(3.9)	1.1	46.8

Africa
AFGRI	–	–	–	–	–	–	–	–	–	–	19.5	–	19.5
Atlas Mara	–	–	–	–	–	–	–	–	–	–	(54.0)	–	(54.0)
Other	–	–	–	–	–	–	–	–	–	–	(6.6)	–	(6.6)

	–	–	–	–	–	–	–	–	–	–	(41.1)	–	(41.1)

Agriculture
Astarta	–	(5.0)	(3.5)	(2.1)	(3.9)	–	–	(2.0)	(16.5)	(1.8)	–	(0.8)	(19.1)
Farmers Edge	(5.4)	(2.6)	(4.3)	(4.6)	(2.3)	(5.7)	–	(15.0)	(39.9)	–	–	–	(39.9)

	(5.4)	(7.6)	(7.8)	(6.7)	(6.2)	(5.7)	–	(17.0)	(56.4)	(1.8)	–	(0.8)	(59.0)

Real estate
KWF LPs(4)	(3.1)	56.3	0.1	–	(0.3)	–	–	–	53.0	(3.2)	–	–	49.8
Other	–	–	–	–	–	5.3	–	–	5.3	–	(0.9)	(10.2)	(5.8)

	(3.1)	56.3	0.1	–	(0.3)	5.3	–	–	58.3	(3.2)	(0.9)	(10.2)	44.0

Other
Atlas (formerly Seaspan)(5)	–	15.1	9.4	1.0	7.6	22.4	–	5.2	60.7	11.4	–	11.7	83.8
EXCO	6.4	6.9	0.8	0.6	2.6	–	–	2.2	19.5	1.7	–	0.4	21.6
Resolute	(0.5)	–	(0.8)	(1.3)	(0.6)	(0.4)	–	(0.3)	(3.9)	(1.0)	–	–	(4.9)
Peak Achievement	(1.2)	(0.5)	–	(0.3)	(1.3)	(1.8)	–	–	(5.1)	–	–	–	(5.1)
APR Energy	–	(13.9)	(8.6)	(5.6)	(7.5)	(8.2)	–	(5.0)	(48.8)	(7.9)	–	(0.3)	(57.0)
Other	1.6	(1.0)	(0.7)	(1.4)	0.3	(2.9)	–	0.1	(4.0)	(2.8)	0.7	0.1	(6.0)

	6.3	6.6	0.1	(7.0)	1.1	9.1	–	2.2	18.4	1.4	0.7	11.9	32.4

	1.1	56.0	20.0	(13.7)	(2.7)	13.3	2.1	(13.7)	62.4	3.9	(45.2)	2.0	23.1

Share of profit (loss) of associates	1.1	55.1	19.1	(16.4)	(2.4)	13.3	(0.1)	(13.7)	56.0	(6.3)	(45.2)	165.1	169.6

See note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2020 for details of transactions described below:

(1)
During 2020 the company recorded non-cash impairment charges on its investments in Quess, Resolute, Atlas Mara and Astarta of $98.3, $56.5, $35.0 and $26.3 respectively.

(2)
During 2019 the company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin-offs of IIFL Wealth and IIFL Securities.

(3)
Prior to the non-cash spin-off of its Quess shares as a return of capital, Thomas Cook India recorded the Quess shares to be transferred to its minority shareholders at fair value and recognized a non-cash impairment loss of $190.6 that was fully attributed to non-controlling interests in 2019.

(4)
During 2019 the company recorded share of profit of a KWF LP of $57.0 (€53.6) related to the sale of investment property in Dublin, Ireland. The KWF LP was subsequently liquidated.

(5)
During 2019 the company recorded share of profit of Seaspan of $83.8, principally reflecting Seaspan's gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

    Net Gains (Losses) on Investments

Net gains on investments of $313.1 in 2020 (2019 – $1,716.2) was comprised as shown in the following table:

	2020			2019
	Net realized gains (losses)(1)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(2)	238.3	(213.6)	24.7	545.4	370.5	915.9
Preferred stocks – convertible	–	4.4	4.4	–	0.9	0.9
Bonds – convertible	9.4	134.0	143.4	(4.4)	5.8	1.4
Disposition of non-insurance associates(3)(4)	8.6	–	8.6	0.7	–	0.7
Deconsolidation of non-insurance subsidiary(5)(6)	(61.5)	–	(61.5)	171.3	–	171.3
Other equity derivatives(7)(8)(9)	215.1	54.2	269.3	79.1	110.7	189.8
Other	(17.0)	–	(17.0)	–	–	–

Long equity exposures	392.9	(21.0)	371.9	792.1	487.9	1,280.0
Short equity exposures(8)	(703.9)	175.3	(528.6)	(20.7)	(37.1)	(57.8)

Net equity exposure and financial effects	(311.0)	154.3	(156.7)	771.4	450.8	1,222.2
Bonds(10)(11)	102.7	459.5	562.2	(55.2)	252.3	197.1
Preferred stocks(12)	–	5.6	5.6	(23.4)	396.4	373.0
CPI-linked derivatives	(300.0)	286.1	(13.9)	(14.1)	1.8	(12.3)
U.S. treasury bond forward contracts	(103.0)	1.0	(102.0)	(119.3)	32.6	(86.7)
Other derivatives	(59.0)	26.1	(32.9)	22.7	(111.3)	(88.6)
Foreign currency	(65.7)	121.3	55.6	(3.4)	(60.3)	(63.7)
Disposition of insurance and reinsurance associate(13)	–	–	–	10.2	–	10.2
Other	(14.5)	9.7	(4.8)	22.9	142.1	165.0

Net gains (losses) on investments	(750.5)	1,063.6	313.1	611.8	1,104.4	1,716.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	97.5	(30.7)	66.8	21.4	67.4	88.8
U.S. states and municipalities	3.9	17.8	21.7	52.5	6.9	59.4
Corporate and other	1.3	472.4	473.7	(129.1)	178.0	48.9

	102.7	459.5	562.2	(55.2)	252.3	197.1

See note 5 (Cash and Investments), note 6 (Investments in Associates) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020 for details of 2020 transactions described below:

(1)
Amounts recorded in net realized gains (losses) in 2020 include net gains (losses) on investments that were disposed of pursuant to the deconsolidation of Fairfax Africa on December 8, 2020 and European Run-off on March 31, 2020.

(2)
During 2019 the company sold its 9.9% equity interest in ICICI Lombard for gross proceeds of $729.0 and recognized a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years), primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock.

(3)
On September 30, 2020 the company sold its investment in Davos Brands for cash proceeds of $58.6 and recorded a net realized gain of $19.3.

(4)
On February 28, 2020 the company sold its investment in APR Energy to Atlas in an all-stock transaction.

(5)
On December 8, 2020 Fairfax Africa was deconsolidated and an equity accounted investment in HFP was recognized, resulting in a net realized loss of $61.5 (inclusive of foreign currency translation losses of $26.9 recycled from accumulated other comprehensive income to the consolidated statement of earnings).

(6)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3.

(7)
Other equity derivatives include long equity total return swaps, equity warrant forward contracts, equity warrants and options.

(8)
Gains and losses on equity total return swaps that are regularly renewed as part of the company's long term investment strategy are presented in net change in unrealized gains (losses).

(9)
Includes the Atlas (formerly Seaspan) $8.05 equity warrants, and forward contracts relating to commitments to purchase Atlas warrants and debentures in January 2019.

(10)
On June 28, 2019 EXCO Resources Inc. ("EXCO") emerged from bankruptcy protection and settled the company's EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years).

(11)
On December 21, 2019 Fairfax India's holdings of Sanmar Chemicals Group ("Sanmar") bonds with a principal amount of $300.0 were settled for net cash proceeds of $425.5 (30.3 billion Indian rupees) including accrued interest, resulting in the company recording a net gain on investment of $48.8 (realized gains of $156.5, of which $107.7 was recorded as unrealized gains in prior years).

(12)
On December 23, 2019 Go Digit Infoworks Services Private Limited ("Digit") entered into definitive agreements whereby its general insurance subsidiary Go Digit Insurance Limited ("Digit Insurance") subsequently issued approximately $91 (6.5 billion Indian rupees) of new equity primarily to three Indian investors. This transaction valued Digit Insurance at approximately $858 (61.2 billion Indian rupees) and resulted in the company recording net unrealized gains on investments of $350.9 on its investment in Digit compulsory convertible preferred shares.

(13)
On April 18, 2019 Brit acquired the remaining 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Net equity exposure and financial effects:    Net equity exposure and financial effects excludes the company's insurance and reinsurance investments in associates and joint ventures and other equity and equity-related holdings which are considered long term strategic holdings. During 2020 the company's net equity exposure (long equity exposures net of short equity exposures) produced net losses of $156.7 (2019 – net gains of $1,222.2). Net gains on long equity exposures of $371.9 in 2020 were primarily comprised of net gains on long equity total return swaps ($325.6), net gains on convertible bonds ($143.4) and net gains on common stocks ($24.7), partially offset by a non-cash loss recorded on deconsolidation of Fairfax Africa ($61.5) and net losses on equity warrants and options ($56.3).

The company has held short equity total return swaps for investment purposes from time to time, but no longer held any at December 31, 2020 (December 31, 2019 – original notional amount of $194.4). The company's short equity exposures produced net losses in 2020 of $528.6 (2019 – $57.8). During 2020 the company closed out $898.4 notional amount of short equity total return swaps and recognized net losses on investments of $528.6 (realized losses of $703.9, of which $175.3 was recognized as unrealized losses in prior years).

Bonds:    Net gains on bonds in 2020 of $562.2 were primarily comprised of net gains on corporate and other bonds ($473.7), India government bonds ($22.9), U.S. state and municipal bonds ($21.7) and U.S. treasury bonds ($18.5). Net gains on bonds in 2019 of $197.1 were primarily comprised of net gains on U.S. state and municipal bonds ($59.4), U.S. treasury bonds ($58.7), corporate and other bonds ($48.9, inclusive of net losses on EXCO bonds and net gains on Sanmar bonds) and India government bonds ($21.6).

To economically hedge its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5). These contracts have an average term to maturity of less than three months, and may be renewed at market rates. During 2020 the company recorded net losses of $102.0 (2019 – $86.7) on its U.S. treasury bond forward contracts.

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. During 2020 the company recorded net losses of $13.9 (2019 – $12.3) on its CPI-linked derivative contracts and did not enter into any new contracts. During 2020 certain CPI-linked derivative contracts referenced to CPI in the United States, European Union and United Kingdom with a notional amount of $27.2 billion (2019 – $1.8 billion) matured. Refer to note 7 (Derivatives, under the heading "CPI-linked derivatives") to the company's consolidated financial statements for the year ended December 31, 2020 for details.

Foreign currency:    Net gains on foreign currency in 2020 of $55.6 primarily reflected foreign currency net gains on investing activities of $105.4 (principally related to euro and Canadian dollar denominated investments as those currencies strengthened relative to the U.S. dollar), partially offset by net losses on foreign currency contracts of $33.0 and underwriting activities of $16.8. Net losses on foreign currency in 2019 of $63.7 primarily related to foreign currency net losses on investing activities of $68.0 (principally related to U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar weakened relative to those currencies), partially offset by foreign currency net gains on underwriting activities of $5.6.

Net gains (losses) on investments by reporting segment:    Net gains (losses) on investments by reporting segment in 2020 and 2019 were comprised as follows:

Year ended December 31, 2020

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Long equity exposures(1)(2)	71.5	76.1	61.5	(28.7)	(41.6)	24.4	10.7	(45.0)	128.9	(114.5)	(17.2)	374.7	371.9
Short equity exposures(1)	–	(231.7)	(274.8)	–	–	–	–	(13.0)	(519.5)	(9.1)	–	–	(528.6)
Bonds(1)	25.9	158.3	110.7	(10.6)	70.6	208.3	5.3	26.9	595.4	23.2	(38.3)	(18.1)	562.2
Preferred stocks	(0.6)	1.4	0.2	0.1	0.2	0.6	4.5	(0.8)	5.6	–	–	–	5.6
CPI-linked derivatives	(2.5)	(6.3)	(0.6)	(1.4)	(2.0)	–	–	(2.8)	(15.6)	2.0	–	(0.3)	(13.9)
U.S treasury bond forward contracts	–	(19.3)	(49.1)	(23.9)	(3.1)	–	–	–	(95.4)	(6.7)	–	0.1	(102.0)
Foreign currency	(7.5)	10.0	8.2	5.1	7.1	20.6	(10.7)	8.7	41.5	7.1	(1.4)	8.4	55.6
Other	18.9	(15.4)	(14.3)	(0.5)	(6.8)	(7.9)	2.5	19.0	(4.5)	1.1	(8.7)	(25.6)	(37.7)

Net gains (losses) on investments	105.7	(26.9)	(158.2)	(59.9)	24.4	246.0	12.3	(7.0)	136.4	(96.9)	(65.6)	339.2	313.1

Year ended December 31, 2019

	Insurance and Reinsurance
											Non- insurance companies	Corporate and Other
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off			Consolidated
Long equity exposures(1)(3)	40.6	230.1	78.9	11.7	40.1	104.3	244.9	147.6	898.2	177.9	24.8	179.1	1,280.0
Short equity exposures(1)	–	(19.6)	(28.6)	(0.6)	–	–	–	(3.2)	(52.0)	(5.8)	–	–	(57.8)
Bonds(1)	(44.6)	(5.2)	74.2	24.3	6.4	69.8	5.6	(10.9)	119.6	45.5	50.7	(18.7)	197.1
Preferred stocks(4)	5.5	3.8	3.2	1.4	1.4	6.4	350.9	0.2	372.8	0.2	–	–	373.0
CPI-linked derivatives	2.0	(0.7)	(0.2)	(1.4)	(0.3)	–	–	(8.9)	(9.5)	(0.6)	–	(2.2)	(12.3)
U.S treasury bond forward contracts	–	(3.5)	(43.4)	(12.1)	–	–	–	–	(59.0)	(27.7)	–	–	(86.7)
Foreign currency	(14.8)	(29.0)	6.8	4.3	2.1	15.8	(10.1)	5.2	(19.7)	(15.5)	(16.3)	(12.2)	(63.7)
Other	11.8	(26.4)	(15.7)	(5.1)	12.4	13.9	41.0	(23.8)	8.1	(5.8)	13.4	70.9	86.6

Net gains (losses) on investments	0.5	149.5	75.2	22.5	62.1	210.2	632.3	106.2	1,258.5	168.2	72.6	216.9	1,716.2

(1)
Long equity exposures, short equity exposures and bonds as presented in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

(2)
Includes an aggregate non-cash loss of $61.5 principally at Odyssey Group, Allied World, Zenith National and Brit pursuant to the deconsolidation of Fairfax Africa as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

(3)
Includes a net gain on investment of $240.0 (realized gains of $311.2, of which $71.2 was recorded as unrealized gains in prior years) on the disposition of the company's remaining 9.9% equity interest in ICICI Lombard at Fairfax Asia.

(4)
Includes a net unrealized gain of $350.9 on the company's investments in compulsory convertible preferred shares of Digit at Fairfax Asia.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since the company's inception in 1985. For the years 1986 to 2006, total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, total return on average investments during this period included interest and dividends, net gains (losses) on investments recorded in the consolidated statement of earnings and net unrealized gains (losses) on investments recorded in other comprehensive income. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, total return on average investments for the years 2010 to 2020 includes interest and dividends, net gains (losses) on investments and share of profit (loss) of associates, as presented in the consolidated statement of earnings, expressed as a percentage of average investments at carrying value. All amounts described above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
									Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Consolidated statement of earnings(3)	Other comprehensive income (loss)	Share of profit (loss) of associates
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(4)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	–	2,705.0	15.1
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	–	2,918.3	15.0
2009	20,604.2	712.7	–		–	904.3 (4)	1,076.7	–	2,693.7	13.1
2010	22,270.2	711.5	–		–	28.7	–	46.0	786.2	3.5
2011	23,787.5	705.3	–		–	737.7	–	1.8	1,444.8	6.1
2012	25,185.2	409.3	–		–	639.4	–	15.0	1,063.7	4.2
2013	25,454.7	376.9	–		–	(1,579.8)	–	96.7	(1,106.2)	(4.3)
2014	25,527.2	403.8	–		–	1,682.7	–	105.7	2,192.2	8.6
2015	27,604.4	512.2	–		–	(341.3)	–	172.9	343.8	1.2
2016	28,723.4	555.2	–		–	(1,223.3)	–	24.2	(643.9)	(2.2)
2017	33,843.1	559.0	–		–	1,542.4 (5)	–	200.5	2,301.9	6.8
2018	39,048.0	783.5	–		–	221.3	–	221.1	1,225.9	3.1
2019(6)	40,109.3	880.2	–		–	1,710.6	–	169.6	2,760.4	6.9
2020	41,088.0	769.2	–		–	329.9	–	(112.8)	986.3	2.4

Cumulative from inception		13,437.9	3,887.8			9,010.7		940.7	28,541.1	7.9 (7)

(1)
IFRS basis for 2010 to 2020; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Investments at carrying value is comprised of holding company cash and investments and portfolio investments, net of derivative obligations (commencing in 2004), as presented on the consolidated balance sheet. Average investments at carrying value is the simple average of investments at carrying value at the beginning and end of the year.

(3)
Excludes foreign currency net gains (losses) recognized on the company's underwriting activities since 2008, as presented in the consolidated financial statements.

(4)
Excludes gains on the company's secondary offerings of certain insurance and reinsurance subsidiaries (2004 – $40.1; 2006 – $69.7), losses on repurchase of long term debt at premiums to par (2004 – $27.0; 2006 – $15.7) and other gains and losses arising on transactions involving the common and preferred shares of consolidated insurance and reinsurance subsidiaries (2006 – $8.1 loss; 2009 – $25.9 gain).

(5)
Excludes the gain of $1,018.6 on the company's sale of First Capital during 2017.

(6)
Average investments at carrying value and total return on average investments were calculated inclusive of European Run-off's portfolio investments that were presented in assets held for sale on the consolidated balance sheet at December 31, 2019.

(7)
Simple average of the total return on average investments for each of the 35 years.

Investment gains have been an important component of the company's financial results since 1985, having contributed an aggregate $13,957.2 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2020, total return on average investments has averaged 7.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2020, 80.3% (December 31, 2019 – 85.3%) of the fixed income portfolio's carrying value was rated investment grade or better, with 27.0% (December 31, 2019 – 47.2%) rated AA or better (primarily consisting of government bonds). At December 31, 2020 the fixed income portfolio included the company's investments in mortgage loans of $775.4 (December 31, 2019 – $232.0) secured by real estate primarily in the U.S., Europe and Canada. Refer to note 24 (Financial Risk Management, under the heading "Investments in Debt Instruments") to the consolidated financial statements for the year ended December 31, 2020 for a discussion of the company's exposure to the credit risk in its fixed income portfolio.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $335.2 and $624.5 respectively (2019 – $243.6 and $463.3).

The company's exposure to interest rate risk increased during 2020 primarily due to economic disruption caused by the COVID-19 pandemic and also due to net purchases of short to mid-dated high quality corporate bonds of $2,071.9, partially offset by decreased bond holdings, primarily reflecting net sales and maturities of short-dated U.S. treasury bonds and Canadian government bonds for proceeds of $2,521.5 and $626.0, and net sales of India government bonds for net proceeds of $479.6. To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2020 of $330.8 (December 31, 2019 – $846.5). These contracts have an average term to maturity of less than three months and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

    Common Stocks

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. During 2020 the company's equity and equity-related exposure increased, primarily reflecting an increase in the notional amount of long equity total return swaps on individual equities for investment purposes following significant declines in global equity markets in the first quarter of 2020, the company's equity accounted investment in HFP following the deconsolidation of Fairfax Africa and net unrealized appreciation of common stocks, partially offset by share of loss of associates (which included non-cash impairment charges on Quess, Resolute, Atlas Mara and Astarta) and the deconsolidation of Fairfax Africa's investments in associates.

The company's risk management objective with respect to market price fluctuations places primary emphasis on the preservation of invested capital. In the foreseeable future, the company will remain focused on its long term value-

oriented investment philosophy, seeking investments that are attractively priced, selling at a discount to intrinsic value and afford a margin of safety.

A hypothetical decrease in global equity markets of 10% and 20% at December 31, 2020 would potentially decrease the company's net earnings by $611.6 and $1,228.8 (December 31, 2019 – 5% and 10%, by $215.1 and $428.8). The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

The company's holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2020 and 2019 are summarized by the issuer's primary industry in the table below.

	December 31, 2020(1)(2)	December 31, 2019(1)(2)
Financials and investment funds	6,266.1	5,786.6
Commercial and industrial	3,095.6	2,571.1
Consumer products and other	2,501.2	2,145.1

	11,862.9	10,502.8

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2020 of $195.4 (December 31, 2019 – $175.6).

(2)
Excludes the company's insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

The company's holdings of common stocks, long equity total return swaps and investments in associates at December 31, 2020 and 2019 are summarized by the issuer's country of domicile in the table below.

	December 31, 2020(1)(2)	December 31, 2019(1)(2)
United States(3)	2,977.6	2,134.6
Canada(3)	2,910.6	1,780.0
India(4)	2,487.9	2,686.0
Greece	1,185.0	1,174.4
Netherlands	486.5	704.1
Egypt	290.7	395.2
Singapore	191.2	143.0
China	157.5	145.0
United Kingdom	143.9	399.2
Brazil	86.7	65.3
Nigeria	74.2	71.2
Japan	62.6	51.6
Germany	46.6	35.2
Hong Kong	45.5	65.7
Thailand	42.1	45.2
Kuwait	30.5	41.3
All other	643.8	565.8

	11,862.9	10,502.8

(1)
Excludes other funds that are invested principally in fixed income securities at December 31, 2020 of $195.4 (December 31, 2019 – $175.6).

(2)
Excludes the company's insurance and reinsurance investments in associates and joint ventures which are considered long term strategic holdings.

(3)
The year-over-year increase primarily reflects $1,906.9 notional amount of long equity total return swaps entered into on individual equities for investment purposes following significant declines in global equity markets in the first quarter of 2020.

(4)
Principally held by Fairfax India, in which the company has a 28.0% economic ownership interest and the remaining 72.0% is held by non-controlling interests.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to net derivative counterparty risk at December 31, 2020 was estimated to be $83.4 (December 31, 2019 – $53.7).

Refer to note 24 (Financial Risk Management, under the heading "Credit Risk – Counterparties to Derivative Contracts") to the consolidated financial statements for the year ended December 31, 2020 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Float in the insurance industry refers to the funds available for investment that arise as an insurance or reinsurance operation receives premiums in advance of the payment of claims. The company calculates its float as the sum of its insurance contract liabilities (comprised of provision for losses and loss adjustment expenses and provision for unearned premiums) and insurance contract payables, less the sum of its insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual cost (benefit) of float is calculated by expressing annual underwriting loss (profit) as a percentage of average float for the year (the simple average of float at the beginning and end of the year).

The following table presents the accumulated float and the cost (benefit) of generating that float for the company's insurance and reinsurance operations. The average float from those operations increased by 7.5% in 2020 to $21,668.1, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2016	575.9	13,986.5	(4.1)%	1.9%
2017	(641.5)	17,200.9	3.8%	2.3%
2018	318.3	20,009.6	(1.6)%	2.4%
2019	394.5	20,149.6	(2.0)%	1.8%
2020	309.0	21,668.1	(1.4)%	1.2%
Weighted average since inception			0.1%	3.2%
Fairfax's weighted average net benefit of float since inception:			(3.1)%
(1)
IFRS basis for 2010 to 2020; Canadian GAAP basis for 2009 and prior. Underwriting profit (loss) of the insurance and reinsurance subsidiaries for 2020 and 2019 is presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2020.

Consolidated year-end float for the most recent five years was comprised as follows:

	Insurance and Reinsurance
Year	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Total	Run-off	Consolidated
2016	1,650.3	4,093.9	2,854.8	1,232.6	2,806.1	–	512.0	900.8	14,050.5	2,808.5	16,859.0
2017	1,786.2	4,531.0	2,888.7	1,236.6	3,079.5	5,459.1	240.6	1,129.5	20,351.2	2,573.1	22,924.3
2018	1,694.1	4,670.3	2,887.6	1,200.4	2,792.3	5,082.5	242.4	1,098.4	19,668.0	3,050.1	22,718.1
2019	1,869.0	5,100.5	3,032.8	1,141.6	3,043.0	5,115.9	253.1	1,075.2	20,631.1	1,747.4	22,378.5
2020	2,082.0	5,858.0	3,288.1	1,145.8	3,231.9	5,744.3	252.2	1,102.7	22,705.0	1,572.8	24,277.8

During 2020 the company's consolidated float increased by $1,899.3 to $24,277.8. A comparison of 2020 to 2019 year-end float for each of the insurance and reinsurance and Run-off reporting segments in the table above is as follows:

Northbridge's float increased by 11.4% (increased by 9.4% in Canadian dollar terms) primarily due to increases in provision for unearned premiums and provision for losses and loss adjustment expenses and the impact of the weakening of the U.S. dollar relative to the Canadian dollar, partially offset by higher insurance contract receivables. The increase in provision for unearned premiums and insurance contract receivables primarily reflected increased business volumes. The increase in provision for losses and loss adjustment expenses primarily reflected the timing of claim settlements.

Odyssey Group's float increased by 14.9% primarily due to increases in provision for losses and loss adjustment expenses, provision for unearned premiums and insurance contract payables (principally related to payables to reinsurers), partially offset by an increase in recoverable from reinsurers and insurance contracts receivables. The increase in provision for losses and loss adjustment expenses primarily reflected increased business volumes and the associated losses and foreign exchange movements, partially offset by favourable prior year reserve development. The increases in provision for unearned premiums and insurance contract receivables primarily reflected higher business volumes.

Crum & Forster's float increased by 8.4% primarily reflecting increases in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by increases in recoverable from reinsurers and insurance contract receivables. The increase in provision for losses and loss adjustment expenses primarily reflected increased business volumes and the associated losses, current period catastrophe losses and COVID-19 losses. The increase in recoverable from reinsurers reflected an increase in the provision for losses and loss adjustment expenses which are reinsured. The increases in provision for unearned premiums and insurance contract receivables principally reflected increased business volumes.

Zenith National's float modestly increased by 0.4% principally reflecting higher insurance contract payables related to estimated policyholder refund liabilities as a result of lower payroll exposure due to the economic effects of COVID-19 in the workers' compensation business, partially offset by a decrease in provision for losses and loss adjustment expenses primarily due to favourable prior year reserve development.

Brit's float increased by 6.2% primarily due to increases in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by increases in recoverable from reinsurers and insurance contract receivables. The increase in provision for losses and loss adjustment expenses principally reflected COVID-19 losses and current period catastrophe losses, partially offset by favourable prior year reserve development. The increases in provision for unearned premiums reflected growth in core lines of business generated by both price increases and increased business volumes. Recoverable from reinsurers increased reflecting increased ceded losses associated with COVID-19 and current year catastrophe losses.

Allied World's float increased by 12.3% principally as a result of increases in provision for unearned premiums, provision for losses and loss adjustment expenses and a decrease in insurance contract receivables, partially offset by an increase in recoverable from reinsurers. The increase in provision for losses and loss adjustment expenses primarily reflected increased business volumes and the associated losses and COVID-19 losses. The increase in the recoverable from reinsurers reflected the increased use of reinsurance in certain lines of business. The increase in the provision for unearned premiums primarily reflected new business and improved pricing across both the insurance segment and the reinsurance segment. Allied World is included in the company's consolidated financial reporting with effect from July 6, 2017.

Fairfax Asia's float modestly decreased by 0.4% primarily due to a decrease in provision for unearned premiums and an increase in insurance contract receivables, partially offset by a decrease in recoverable from reinsurers. The decrease in provision for unearned premiums principally reflected a decline in business volume at AMAG Insurance (primarily automobile lines of business due to the economic impact of COVID-19). The increase in insurance contract receivables primarily reflects Falcon's increased business volume from its 25% quota share reinsurance participation in the net underwriting result of First Capital's insurance portfolio. The decrease in the recoverable from reinsurers primarily reflected decreases in ceded business volume at Pacific Insurance.

Insurance and Reinsurance – Other's float increased by 2.6% primarily due to an increase in provision for losses and loss adjustment expenses and provision for unearned premiums, partially offset by higher recoverable from reinsurers and insurance contracts receivables. The increase in provision for losses and loss adjustment expenses principally reflected increased business volumes and the associated losses and COVID-19 losses, partially offset by favourable prior year reserve development. The increases in provision for unearned premiums and recoverable from reinsurers principally reflected growth in business at Group Re, Fairfax Latin America (Fairfax Brasil) and Fairfax CEE (Polish Re and ARX Insurance), partially offset by reduced premium retention at Fairfax Latam and reduced business volumes at Fairfax Latam (primarily at Southbridge Colombia).

Run-off's float decreased by 10.0% primarily due to a decrease in provision for losses and loss adjustment expenses reflecting U.S. Run-off's continued progress settling its claims liabilities, partially offset by adverse prior year development on asbestos reserves.

Float, average float and cost (benefit) of float are performance measures that are calculated using amounts presented in the consolidated financial statements. Consolidated float was calculated using amounts presented on the consolidated balance sheets at December 31 as follows:

	December 31, 2020	December 31, 2019
Insurance contract payables	2,964.0	2,591.0
Insurance contract liabilities	39,206.8	35,722.6
Insurance contract receivables	(5,816.1)	(5,435.0)
Deferred premium acquisition costs	(1,543.7)	(1,344.3)
Recoverable from reinsurers	(10,533.2)	(9,155.8)

	24,277.8	22,378.5

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2020		2019		2018		2017		2016
Consolidated
Holding company cash and investments (net of derivative obligations)	1,229.4		975.2		1,550.6		2,356.9		1,329.4

Borrowings – holding company	5,580.6		4,117.3		3,859.5		3,475.1		3,472.5
Borrowings – insurance and reinsurance companies	1,033.4		1,039.6		995.7		1,373.0		435.5
Borrowings – non-insurance companies	2,200.0		2,075.7		1,625.2		1,566.0		859.6

Total debt	8,814.0		7,232.6		6,480.4		6,414.1		4,767.6

Net debt(1)	7,584.6		6,257.4		4,929.8		4,057.2		3,438.2

Common shareholders' equity	12,521.1		13,042.6		11,779.3		12,475.6		8,484.6
Preferred stock	1,335.5		1,335.5		1,335.5		1,335.5		1,335.5
Non-controlling interests	3,670.7		3,529.1		4,250.4		4,600.9		2,000.0

Total equity	17,527.3		17,907.2		17,365.2		18,412.0		11,820.1

Net debt/total equity	43.3%		34.9%		28.4%		22.0%		29.1%
Net debt/net total capital(2)	30.2%		25.9%		22.1%		18.1%		22.5%
Total debt/total capital(3)	33.5%		28.8%		27.2%		25.8%		28.7%
Interest coverage(4)	1.6	x	6.5	x	3.5	x	7.1	x	n/a
Interest and preferred share dividend distribution coverage(5)	1.4	x	5.7	x	3.0	x	6.0	x	n/a

	December 31,
	2020		2019		2018		2017		2016
Excluding consolidated non-insurance companies
Holding company cash and investments (net of derivative obligations)	1,229.4		975.2		1,550.6		2,356.9		1,329.4

Borrowings – holding company	5,580.6		4,117.3		3,859.5		3,475.1		3,472.5
Borrowings – insurance and reinsurance companies	1,033.4		1,039.6		995.7		1,373.0		435.5

Total debt	6,614.0		5,156.9		4,855.2		4,848.1		3,908.0

Net debt(1)	5,384.6		4,181.7		3,304.6		2,491.2		2,578.6

Common shareholders' equity	12,521.1		13,042.6		11,779.3		12,475.6		8,484.6
Preferred stock	1,335.5		1,335.5		1,335.5		1,335.5		1,335.5
Non-controlling interests	1,831.8		1,544.6		1,437.1		1,725.9		523.5

Total equity	15,688.4		15,922.7		14,551.9		15,537.0		10,343.6

Net debt/total equity	34.3%		26.3%		22.7%		16.0%		24.9%
Net debt/net total capital(2)	25.6%		20.8%		18.5%		13.8%		20.0%
Total debt/total capital(3)	29.7%		24.5%		25.0%		23.8%		27.4%
Interest coverage(4)(6)	3.3	x	9.8	x	3.2	x	8.0	x	n/a
Interest and preferred share dividend distribution coverage(5)(6)	2.7	x	7.9	x	2.6	x	6.5	x	n/a
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess.

Borrowings – holding company increased by $1,463.3 to $5,580.6 at December 31, 2020 from $4,117.3 at December 31, 2019, primarily reflecting $700.0 drawn on the company's credit facility (as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment), the issuance on April 29, 2020 of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030, and the unfavourable impact of foreign exchange on the holding company's Euro and Canadian dollar denominated borrowings of $113.8. Significant cash movements at the holding company during 2020 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity". Subsequent to December 31, 2020, the company completed offerings of $671.6 (Cdn$850.0) and $600.0 principal amounts of unsecured senior notes due 2031 and made a net repayment of $200.0 on its revolving credit facility, leaving $500.0 borrowed at March 5, 2021. The company also announced redemptions of its unsecured senior notes due 2022 and 2023 with principal amounts of $350.1 (Cdn$446.0) and $314.0 (Cdn$400.0).

Borrowings – insurance and reinsurance companies decreased by $6.2 to $1,033.4 at December 31, 2020 from $1,039.6 at December 31, 2019, primarily reflecting Brit's payment of $10.0 on its revolving credit facility.

Borrowings – non-insurance companies increased by $124.3 to $2,200.0 at December 31, 2020 from $2,075.7 at December 31, 2019, primarily reflecting the consolidation of the borrowings of Horizon North (by Dexterra) and Farmers Edge and increased borrowings at non-insurance companies to support their operations should it be needed as a result of the effects of the COVID-19 pandemic, partially offset by the deconsolidation of Fairfax Africa's borrowings.

Common shareholders' equity decreased to $12,521.1 at December 31, 2020 from $13,042.6 at December 31, 2019, primarily reflecting the payments of common and preferred share dividends ($319.7), purchases of subordinate voting shares for use in share-based payment awards ($137.9) and for cancellation ($100.9), other comprehensive loss ($115.4, principally comprised of net unrealized foreign currency translation losses on foreign operations ($231.0) and net losses on defined benefit plans ($66.0), partially offset by net unrealized foreign currency translation losses reclassified to net earnings ($188.7)) and other net change in capitalization ($113.9), partially offset by net earnings attributable to shareholders of Fairfax ($218.4). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Non-controlling interests increased to $3,670.7 at December 31, 2020 from $3,529.1 at December 31, 2019, primarily reflecting the deconsolidation of European Run-off and its investments in certain of the company's Non-insurance subsidiaries ($340.4), a third party's investment in Brit's subsidiary Ki Insurance ($124.4), the acquisition of Horizon North on May 29, 2020 ($103.3) and Eurolife's investment in a Fairfax consolidated internal investment fund ($93.7), partially offset by the acquisition of the minority interest in Brit ($189.6), non-controlling interests' share of net loss ($181.0), the deconsolidation of Fairfax Africa and dividends paid to minority shareholders ($165.6). For further details on other net changes in capitalization refer to note 16 (Total Equity) and note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

The changes in borrowings and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 30.2% at December 31, 2020 from 25.9% at December 31, 2019, primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to increased borrowings by holding company and non-insurance companies (as described in the preceding paragraphs), partially offset by increased holding company cash and investments. The consolidated total debt/total capital ratio increased to 33.5% at December 31, 2020 from 28.8% at December 31, 2019, primarily as a result of increased total debt, partially offset by increased total capital (reflecting increases in total debt and non-controlling interests, partially offset by decreased common shareholders' equity).

The company believes that holding company cash and investments, net of derivative obligations, at December 31, 2020 of $1,229.4 (December 31, 2019 – $975.2) provides adequate liquidity to meet the holding company's known commitments in 2021. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2021.

The company's insurance and reinsurance companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is presented for the insurance and reinsurance companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2020	2019	2018	2017	2016
Insurance and Reinsurance
Northbridge (Canada)	1.3	1.4	1.2	1.0	0.9
Odyssey Group (U.S.)	0.8	0.7	0.7	0.6	0.5
Crum & Forster (U.S.)	1.7	1.7	1.5	1.4	1.5
Zenith National (U.S.)	1.2	1.4	1.5	1.5	1.5
Brit	1.1	1.3	1.4	1.4	1.3
Allied World(1)	0.7	0.6	0.8	0.9	–
Fairfax Asia(2)	0.4	0.5	0.4	0.4	0.4
Other	1.1	1.1	1.1	0.8	0.7
Industry
Canadian insurance industry	1.3	1.2	1.1	1.1	1.0
U.S. insurance industry	0.7	0.7	0.8	0.7	0.7
(1)
The 2020, 2019, 2018 and 2017 ratios presented for Allied World include its U.S. GAAP equity of $4,377.4, $4,136.1, $2,817.3 and $2,523.8 at December 31, 2020, 2019, 2018 and 2017 respectively. The 2017 ratio presented for Allied World includes net premiums written by Allied World prior to its acquisition by the company on July 6, 2017.

(2)
Total equity excludes certain holding company investments.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2020 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.0 times (December 31, 2019 – 3.1 times) the authorized control level, except for TIG Insurance which had at least 2.3 times (December 31, 2019 – 2.0 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2020 Northbridge's subsidiaries had a weighted average MCT ratio of 208% (December 31, 2019 – 204%) of the minimum statutory capital required.

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2020 and 2019 Allied World's subsidiary was in compliance with Bermuda's regulatory requirements.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2020 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,881.3 (December 31, 2019 – $1,576.6). This represented a surplus of $341.0 (December 31, 2019 – $348.8) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $210.0 (December 31, 2019 – $210.0).

In countries other than the U.S., Bermuda, Canada and the U.K. where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2020 and 2019.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2020 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB (high)
Financial Strength Ratings
Northbridge Financial Corporation(1)	A	A-	A3	A
Odyssey Group Holdings, Inc.(1)	A	A-	A2	–
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Brit Limited(2)	A	A+	–	–
Allied World Assurance Company Holdings, Ltd(1)	A	A-	A3	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Wentworth Insurance Company Ltd.	A	–	–	–
Polish Re	A-	–	–	–
Colonnade Insurance S.A.	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

    Book Value Per Share

Common shareholders' equity at December 31, 2020 of $12,521.1 or $478.33 per basic share compared to $13,042.6 or $486.10 per basic share at December 31, 2019, representing a decrease per basic share in 2020 of 1.6% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2020; an increase of 0.6% adjusted to include that dividend). The decrease in book value per basic share was primarily due to the payment in the first quarter of 2020 of the annual common share dividend of $275.7 and unrealized foreign currency translation losses, partially offset by net earnings attributable to shareholders of Fairfax of $218.4 and lower number of common shares effectively outstanding.

During 2020 the number of basic shares decreased primarily as a result of net purchases of 310,692 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 343,871 subordinate voting shares for cancellation. At December 31, 2020 there were 26,176,506 common shares effectively outstanding.

The company has issued common shares and purchased common shares for cancellation in the most recent five years as follows:

Year	Number of subordinate voting shares	Average issue/purchase price per share(1)	Net proceeds/ (purchase cost)
2016 – issuance of shares(2)	1,000,000	$523.50	523.5
2016 – purchase of shares(3)	(30,732)	$458.81	(14.1)
2017 – issuance of shares(4)	5,084,961	$431.94	2,196.4
2017 – purchase of shares(3)	(184,367)	$521.79	(96.2)
2018 – purchase of shares(3)	(187,476)	$494.46	(92.7)
2019 – purchase of shares(3)	(249,361)	$473.21	(118.0)
2020 – purchase of shares(3)	(343,871)	$293.42	(100.9)
(1)
The company calculates average issue price per share as aggregate net proceeds divided by the total number of subordinate voting shares issued, and average purchase price per share as aggregate net purchase cost divided by the number of subordinate voting shares purchased for cancellation. Both measures are calculated for annual periods using amounts presented in the consolidated financial statements.

(2)
Subordinate voting share issuance pursuant to a public offering.

(3)
Subordinate voting shares purchased for cancellation under the terms of the company's normal course issuer bids.

(4)
Subordinate voting share issuance primarily related to the acquisition of Allied World in 2017.

Following the expiry on September 29, 2020 of its then current normal course issuer bid, on September 30, 2020 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2021, to acquire up to 2,455,854 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 173,574 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share, net earnings per diluted share and book value per basic share figures.

    Liquidity

Holding company cash and investments at December 31, 2020 was $1,252.2 ($1,229.4 net of $22.8 of holding company derivative obligations) compared to $975.5 ($975.2 net of $0.3 of holding company derivative obligations) at December 31, 2019.

Significant cash and investment inflows at the holding company during 2020 included the following: net borrowings from the holding company credit facility of $700.0, net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030, the contribution of European Run-off to a joint venture for proceeds of $599.5, and dividends received from the insurance and reinsurance companies of $239.7 (principally from Odyssey Group ($200.0), Zenith National ($27.6), and Northbridge ($11.1)).

Significant cash and investment outflows at the holding company during 2020 included the following: capital contributions of $1,381.4 provided to the insurance and reinsurance subsidiaries to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of the COVID-19 pandemic, payment of common and preferred share dividends of $319.7, the acquisition of the remaining shares of Brit that the company did not already own for cash consideration of $220.0, purchases of subordinate voting shares for treasury of $137.9 (for use by the company for share-based payment awards) and purchases of subordinate voting shares for cancellation of $100.9. The capital contributions of $1,381.4 provided to the insurance and reinsurance subsidiaries principally related to contributions made to support the capital requirements at Brit ($524.0), Crum & Forster ($405.0), Odyssey Group ($165.1), Run-off ($131.9), and Allied World ($100.0).

The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees and disbursements for corporate overhead expenses and interest paid on borrowings. The carrying value of holding company cash and investments will vary with changes in the fair values of those investments (including derivative contracts that may have collateral and cash settlement requirements).

The company believes that holding company cash and investments, net of holding company derivative obligations at December 31, 2020 of $1,229.4 provides adequate liquidity to meet the holding company's known commitments in 2021. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon the remainder of its $2.0 billion unsecured revolving credit facility.

Subsequent to December 31, 2020, the company completed offerings of $671.6 (Cdn$850.0) and $600.0 principal amounts of unsecured senior notes due 2031 and made a net repayment of $200.0 on its revolving credit facility, leaving $500.0 borrowed at March 5, 2021. The company also announced redemptions of its unsecured senior notes due 2022 and 2023 with principal amounts of $350.1 (Cdn$446.0) and $314.0 (Cdn$400.0). For details refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020.

The holding company's known significant commitments for 2021 consist of payment of a common share dividend of $272.1 ($10.00 per common share, paid in January 2021), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed from the revolving credit facility and other investment related activities.

During 2020 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $3,013.3 primarily reflecting the reinvestment of net proceeds from sales and maturities of U.S. treasury and Canadian government bonds into U.S. treasury short term investments, partially offset by the deconsolidation of cash and cash equivalents at Fairfax Africa.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows on occasion related to their derivative contracts, including collateral requirements. During 2020 the insurance and reinsurance subsidiaries paid net cash of $628.6 (2019 – received net cash of $30.7) in connection with long and short equity total return swaps (excluding the impact of collateral requirements).

The non-insurance companies have principal repayments coming due in 2021 of $1,309.2 primarily related to AGT's senior notes and credit facilities, Fairfax India's secured term loan, and the maturity of certain convertible debentures. Subsequent to December 31, 2020, AGT extended the maturity on its senior credit facility of Cdn$525.0 to January 24, 2022, and Fairfax India completed an offering of $500.0 principal amount of 5.00% unsecured senior notes on February 26, 2021 and used the net proceeds to repay $500.0 principal amount of its floating rate term loan. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

The following table presents major components of cash flows for the years ended December 31:

	2020	2019
Operating activities
Cash provided by operating activities before net purchases of investments classified at FVTPL	2,476.0	1,722.1
Net purchases of investments classified at FVTPL	(2,336.2)	(366.7)
Investing activities
Purchases of investments in associates	(29.8)	(772.1)
Sales of investments in associates	139.8	323.8
Purchases of subsidiaries, net of cash acquired	–	(210.1)
Proceeds from sale of insurance subsidiary, net of cash divested	221.7	–
Cash divested on deconsolidation of non-insurance subsidiary	(97.4)	(41.6)
Net purchases of premises and equipment and intangible assets	(273.3)	(319.6)
Net purchases of investment property	(7.8)	(184.4)
Financing activities
Borrowings – holding company and insurance and reinsurance companies	645.0	456.5
Repayments – holding company and insurance and reinsurance companies	(0.3)	(326.7)
Net borrowings – holding company revolving credit facility	700.0	–
Net borrowings (repayments) – insurance and reinsurance companies' revolving credit facilities	(10.0)	132.1
Borrowings – non-insurance companies	107.8	302.7
Repayments – non-insurance companies	(82.5)	(308.5)
Net borrowings (repayments) – non-insurance companies' revolving credit facilities and short term loans	60.5	(16.9)
Principal payments on lease liabilities – holding company and insurance and reinsurance companies	(61.9)	(59.9)
Principal payments on lease liabilities – non-insurance companies	(164.6)	(166.1)
Purchases of subordinate voting shares for treasury (for share-based payment awards)	(137.9)	(104.4)
Purchases of subordinate voting shares for cancellation	(100.9)	(118.0)
Issuances of subsidiary shares to non-controlling interests	218.2	44.7
Purchases of subsidiary shares from non-controlling interests	(251.2)	(151.4)
Common and preferred share dividends paid	(319.7)	(323.8)
Dividends paid to non-controlling interests	(165.6)	(197.7)

Increase (decrease) in cash and cash equivalents during the year	529.9	(686.0)

Operating activities for the years ended December 31, 2020 and 2019

Cash provided by operating activities (excluding net purchases of investments classified at FVTPL) increased to $2,476.0 in 2020 from $1,722.1 in 2019, principally reflecting higher net premium collections, lower net paid losses and lower income taxes paid. Refer to the consolidated statements of cash flows and to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2020 for details of operating activities, including net purchases of investments classified at FVTPL.

Investing activities for the year ended December 31, 2020

Sales of investments in associates of $139.8 primarily reflected the sale of Davos Brands and distributions received from the company's associates and joint ventures.

Proceeds from sale of insurance subsidiary, net of cash divested of $221.7 reflected the contribution of European Run-off to a joint venture as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Cash divested on deconsolidation of non-insurance subsidiary of $97.4 primarily reflected the deconsolidation of Fairfax Africa as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Investing activities for the year ended December 31, 2019

Purchases of investments in associates of $772.1 primarily reflected increased investments in Atlas (formerly Seaspan), Sanmar Chemicals Group and CSB Bank (both by Fairfax India).

Sales of investments in associates of $323.8 primarily reflected distributions received from the company's insurance and non-insurance associates and joint ventures (inclusive of the final cash distributions received from the liquidation of the KWF LP that sold investment property in Dublin, Ireland).

Purchases of subsidiaries, net of cash acquired of $210.1 primarily related to the acquisitions of AGT, CIG (by Fairfax Africa), Ambridge Partners (by Brit) and ARX Insurance.

Financing activities for the year ended December 31, 2020

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $645.0 reflected net proceeds from the issuance of $650.0 principal amount of 4.625% unsecured senior notes due April 29, 2030.

Net borrowings from holding company revolving credit facility of $700.0 reflected the company's draw on its credit facility as added liquidity support for the insurance and reinsurance companies should it be needed as a result of the effects of the COVID-19 pandemic and to support growth in the insurance and reinsurance companies in a favourable pricing environment.

Borrowings – non-insurance companies of $107.8 primarily reflected the net proceeds received from borrowings by Fairfax India's subsidiaries NCML and Privi, and Fairfax Africa's subsidiary CIG (deconsolidated on December 8, 2020).

Purchases of subordinate voting shares for treasury in 2020 of $137.9 were for the company's share-based payment awards.

Issuances of subsidiary shares to non-controlling interests of $218.2 primarily reflected a third party's investment in Brit's newly formed subsidiary Ki Insurance and Eurolife's investment in a Fairfax consolidated internal investment fund.

Purchases of subsidiary shares from non-controlling interests of $251.2 primarily reflected the acquisition of the remaining shares held by Brit's minority shareholder and purchases of common shares made under normal course issuer bids by Fairfax India.

Dividends paid to non-controlling interests of $165.6 primarily reflected dividends paid by Allied World and Brit to their minority shareholders.

Financing activities for the year ended December 31, 2019

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $456.5 primarily reflected the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 and the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024.

Repayments – holding company and insurance and reinsurance companies of $326.7 reflected the company's redemption of its remaining Cdn$395.6 principal amount of unsecured senior notes due 2021.

Net borrowings from revolving credit facilities – insurance and reinsurance companies of $132.1 reflected Brit's additional borrowings on its revolving credit facility.

Borrowings – non-insurance companies of $302.7 primarily reflected the net proceeds received from the issuance of Cdn$250.0 principal amount of secured senior notes due 2029 by Recipe and borrowings by Boat Rocker and Thomas Cook India.

Repayments – non-insurance companies of $308.5 primarily reflected AGT's partial repayment of $131.8 (Cdn$175.6) of its Cdn$200.0 principal amount of senior notes due 2021 and Recipe's repayment of its $111.8 (Cdn$150.0) term loan due 2019.

Purchases of subordinate voting shares for treasury in 2019 of $104.4 were for the company's share-based payment awards.

Purchases of subsidiary shares from non-controlling interests of $151.4 primarily reflected purchases of common shares made under the substantial issuer bid by Recipe and under the normal course issuer bids by Fairfax Africa, Recipe and Fairfax India.

Issuance of subsidiary shares to non-controlling interests of $44.7 primarily reflected Eurolife's investment in a Fairfax internal investment fund and the issuance of preferred shares by Boat Rocker.

Dividends paid to non-controlling interests of $197.7 primarily reflected dividends paid by Allied World, Brit, Recipe and Mosaic Capital to their minority shareholders.

    Contractual Obligations

For details of the company's contractual obligations, including the maturity profile of financial liabilities, please see note 24 (Financial Risk Management, under the heading "Liquidity Risk") to the consolidated financial statements for the year ended December 31, 2020.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2020.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2020, as required by Canadian and U.S. securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that, as of December 31, 2020, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings of the Canadian Securities Administrators). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2020. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this assessment, the company's management, including the CEO and CFO, concluded that, as of December 31, 2020, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the effectiveness of the company's internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please see note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2020.

    Significant Accounting Policy Changes

For a detailed description of the company's accounting policies and changes thereto during 2020, please see note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2020.

    Future Accounting Changes

New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2020. The company does not expect to adopt any of those new standards and amendments in advance of their respective effective dates except where otherwise specified.

IFRS 17 Insurance Contracts ("IFRS 17")

On May 18, 2017 the IASB issued IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contracts using current estimates of discounted fulfillment cash flows, including the discounting of loss reserves using one of three measurement models. On June 25, 2020 the IASB issued amendments to IFRS 17 that included targeted improvements and the deferral of the effective date to January 1, 2023. The standard must be applied retrospectively with restatement of comparatives unless impracticable.

Of the three measurement approaches permitted by IFRS 17, the simplified premium allocation approach for short-duration contracts and the general measurement model are expected to be applicable for substantially all of the company's insurance and reinsurance contracts. The need for current estimates of cash flows, discount rates at each reporting period and additional disclosures in the consolidated financial statements will significantly increase operational complexity and the effort required for the company's consolidated financial reporting. The company has therefore committed considerable time and resources to this project.

The company's adoption of IFRS 17 is progressing as planned. During 2020 the company commenced building and testing information technology systems with a goal of conducting parallel reporting in 2022, and also developed preliminary accounting policies that consider the amendments issued on June 25, 2020. The company will continue the implementation of information technology systems in 2021 and has begun analyzing the financial impacts of IFRS 17 on its consolidated financial statements.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please see note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. Additional detail on the company's issues and risks, including those risks discussed below, can be found in the section entitled "Risk Factors" in the company's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

COVID-19 pandemic

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted business activities throughout the world. The company's businesses rely, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Although the company was able to have its insurance businesses remain open during the pandemic, the businesses of many of the company's insureds have been affected, resulting in increased counterparty risk. The company increased its leverage under its revolving credit facility as it added liquidity support for its insurance and reinsurance companies should it be needed during the pandemic. In addition, the company experienced losses on its equity investment portfolio as well as certain asset impairments, which impacted the company's financial results for the year ended December 31, 2020.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the company's businesses, investments and employees in particular, or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19 including the distribution of vaccines, as well as the timing of the re-opening of the economy in various parts of the world. Such further developments could have a material adverse effect on the company's business, financial condition, results of operations and cash flows.

The slowdown in the global economy as a result of COVID-19 has adversely affected the company's operating segments to varying degrees. Underwriting results in 2020 were negatively affected by COVID-19 losses, primarily from international business interruption exposures and event cancellation coverage, and the company expects its insurance and reinsurance operations to experience a reduction in premiums written in certain segments where premiums are directly or indirectly linked to economic activity. In addition, certain government officials, including U.S. state insurance commissioners, have taken actions to protect consumers and specified classes of workers from hardship caused by COVID-19 which in the aggregate may adversely affect the company's operating results in the near term. While it is likely that certain insurance and reinsurance lines of business may experience increased loss activity due to COVID-19, there are also many that will likely experience improved loss experience due to reduced exposures to loss. Certain of the company's non-insurance operations continue to experience reductions in revenue due to current economic conditions, particularly those in the restaurant, retail and hospitality sectors whose business volumes are directly linked to the re-opening of the economy in the jurisdictions in which they operate. The ultimate impact of COVID-19 on the company will not be fully known for many months, perhaps years.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to insurance and reinsurance policies underwritten by the company at the end of each reporting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition in future reporting periods.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement of claims incurred and the associated claims adjustment expense. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized to establish appropriate claims reserves. The company's management of pricing and reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising from catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, tornadoes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. Weather-related losses have increased in recent years, in part due to climate change which represents a significant emerging risk that will continue to increase the inherent unpredictability of both the frequency and severity of weather-related catastrophe losses.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event could increase the number and severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020. For further details about the company's efforts in support of climate change and environmental initiatives, please see the company's Environmental, Social and Governance ("ESG") report which is available at www.fairfax.ca.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could have an adverse effect on the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions, environmental conditions, climate change and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency or severity of both catastrophic and non-catastrophic events, levels of capital and underwriting capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive pricing. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could significantly reduce the amount of premiums the company writes and could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of underwriting capacity surplus that, in turn, may fluctuate in response to changes in rates of return being realized in the broader capital markets. If premium rates change or other reinsurance policy terms and conditions change expanding coverage, particularly if the present level of demand for reinsurance decreases because insurers require less reinsurance or the level of supply of reinsurance increases as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity enter the market, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon all known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2020.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become uncollectible due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries may be received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company may incur unexpected losses and its operations, financial condition and cash flows could be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Third-party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon the criteria of such rating agencies. Periodically the rating agencies evaluate the company's insurance and reinsurance subsidiaries to confirm that they continue to meet the criteria of the ratings previously assigned to them. The claims-paying ability ratings assigned by rating agencies to insurance or reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparties. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies, however there can be no assurance that these activities will avoid a downgrade by rating agencies.

Acquisitions, Divestitures and Strategic Initiatives

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved, which could adversely affect the company's financial condition, profitability or cash flows. The company may periodically explore opportunities to make strategic investments in all or part of certain businesses or companies. Acquisitions may involve a number of special risks, including failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on the company's business, results of operations and financial position. The company cannot be sure that any acquired businesses will achieve the anticipated revenues, income and synergies. Failure on the company's part to manage its acquisition strategy successfully could have a material adverse effect on its business, results of operations and financial position. The company cannot be sure that it will be able to identify appropriate targets, profitably manage additional businesses or successfully integrate any acquired business into its operations.

The strategies and performance of the company's subsidiaries, and the alignment of those strategies throughout the organization, are regularly assessed through various processes undertaken by senior management and the company's Board of Directors, however there can be no assurance that these efforts will be successful to mitigate the risks identified above. The company's recent acquisitions and divestitures are discussed in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2020.

Derivative Instruments

The company may be a counterparty to various derivative instruments, for investment purposes or for general protection against declines in the fair value of its financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these instruments are volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

The company's use of derivative instruments is governed by its investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk, basis risk and counterparty risk. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have an adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Derivatives) and its management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Economic Hedging Strategies

The company may use derivative instruments from time to time to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. The company may choose to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have been used in the past to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Derivatives) to the consolidated financial statements for the year ended December 31, 2020.

The company's derivative instruments may expose it to basis risk. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of its economic hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins would decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable judicial rulings, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures), extreme weather events, civil unrest and pandemic. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail". In addition, the company could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claims handling and other practices.

Although loss exposure is limited by geographic diversification and the company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written, there can be no assurance that such measures will be successful in limiting the company's loss exposure. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for the payment of principal and interest on its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of the countries where the company operates (principally the U.S., Canada, the United Kingdom and Bermuda) (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements and indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. Although the holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 and in the Liquidity section of this MD&A, an inability of subsidiaries to pay dividends could have a negative impact on the holding company's liquidity and ability to meet its obligations.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of the revolving credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2020. The revolving credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders' equity of not less than $9.5 billion, both calculated as defined in the financial covenants. A failure to comply with the obligations and covenants under the revolving credit facility could result in an event of default under such agreement which, if not cured or waived, could permit acceleration of indebtedness, including other indebtedness of the holding company or its subsidiaries. The company strives to maintain high levels of liquid assets at the holding company to mitigate risk to the holding company should this occur, but if such indebtedness were to be accelerated, there can be no assurance that the company's assets would be sufficient to repay that indebtedness in full. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business and investment opportunities. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the company's insurance subsidiaries, like other primary insurance companies, increasingly are writing insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose the company to greater risk and greater potential losses.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry overall. Reinsurance pricing has continued to firm as a result of catastrophe losses in recent years, the effects of social inflation in the United States and the low interest rate environment. The retrocession market continues to experience the significant rate increases due to increased catastrophe activity in recent years. Each of the company's insurance and reinsurance subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Regulatory, Political and other Influences

The company is subject to government regulation in each of the jurisdictions in which its operating insurance and reinsurance subsidiaries are licensed or authorized to conduct business. Governmental bodies have broad administrative power to regulate many aspects of the insurance business, which may include accounting methods, governance, premium rates, market practices, policy forms, and capital adequacy. The laws and rules behind this regulation are concerned primarily with the protection of policyholders rather than investors. Governmental bodies may impose fines, additional capital requirements or limitations on the company's insurance and reinsurance operations, and/or impose criminal sanctions for violation of regulatory requirements. The laws and regulations that are applicable to the company's insurance and reinsurance operations are complex and may increase the costs of regulatory compliance or subject the company's business to the possibility of regulatory actions or proceedings.

In recent years, the insurance industry has been subject to increased scrutiny by legislatures and regulators alike. New laws and rules and new interpretations of existing laws and rules could adversely affect the company's financial results by limiting its operating insurance subsidiaries' ability to make investments consistent with the company's total return strategy or requiring the company to maintain capital in specific operating subsidiaries in excess of the amounts the company considers to be appropriate, or causing the company to make unplanned modifications of products or services, or imposing restrictions on its ability to enter or exit lines of insurance business or to utilize new methods of assessing and pricing risks or selling products and services. The company cannot predict the future impact of changing law or regulation on its operations; any changes could have a material adverse effect on it or the insurance industry in general.

The company's management of the risks associated with its capital within the various regulatory regimes in which it operates is discussed in note 24 (Financial Risk Management, under the heading of "Capital Management") in the consolidated financial statements for the year ended December 31, 2020 and in the "Capital Resources and Management" section of this MD&A.

Economic Sanctions and Foreign Corrupt Practices

The company must comply with all applicable economic sanctions and anti-bribery laws and regulations, including those of Canada, the U.S., the United Kingdom, the European Union and other foreign jurisdictions where it operates. U.S. laws and regulations applicable to the company include the economic trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, as well as certain laws administered by the U.S. Department of State. In addition, the company's business is subject to the Foreign Corrupt Practices Act and other anti-bribery laws such as the U.K. Bribery Act that generally bar corrupt payments or unreasonable gifts to foreign governments or officials. The company believes that its commitment to honesty and integrity, set out in its Guiding Principles and regularly communicated, and that the large number of its executives and employees who have served the company for a long time, significantly enhance the likelihood that it will comply with those laws and regulations. More specifically, the company has policies and controls in place that are designed to ensure compliance with these laws and regulations, including policies distributed annually to employees, controls and oversight at individual operating companies and company wide, and whistleblower programs that are monitored by senior management and the Board of Directors. Despite these policies and controls, it is possible that an employee or intermediary could fail to comply with applicable laws and regulations, which could expose the company to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage the company's business and/or reputation and therefore have a material adverse effect on the company's financial condition and results of operations.

Information Requests or Proceedings by Government Authorities

From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The company sometimes receives inquiries and informational requests from insurance regulators or other government officials in the jurisdictions in which its insurance and reinsurance subsidiaries operate. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The company cannot predict at this time the effect that investigations, litigation and regulatory activity or negative publicity from consumers or the media will have on the insurance or reinsurance industry or its business, or whether activities or practices currently thought to be lawful will be characterized in the future as unlawful or will become subject to negative scrutiny from consumer advocacy groups or the media. The company's involvement in any investigations and related lawsuits would cause it to incur legal costs and, if the company were found to have violated any laws, could be required to pay fines and damages, perhaps in material amounts. In addition, the company could be materially adversely affected by the negative publicity for the insurance industry related to any such proceedings, and by any new industry-wide regulations or practices that may result from such proceedings or publicity. It is possible that future investigations or related regulatory developments will mandate changes in industry practices in a fashion that increases the company's costs of doing business or requires the company to alter aspects of the manner in which it conducts its business.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations generally permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region. International operations and assets held abroad may, however, be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

Lawsuits and Regulatory Proceedings

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings including, but not limited to: disputes over coverage or claims adjudication; disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements; disputes with its agents, brokers or network providers over compensation and termination of contracts and related claims; regulatory actions relating to consumer pressure in relation to benefits realized by insurers; disputes with taxing authorities regarding its tax liabilities and tax assets; regulatory proceedings and litigation related to acquisitions or divestitures made or proposed by the company or its subsidiaries or in connection with subsidiaries in which the company holds an investment; and disputes relating to certain businesses acquired or disposed of by the company. Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The existence of such claims against the company or its affiliates, directors or officers could, however, have various adverse effects, including negative publicity and the incurrence of significant legal expenses defending claims, even those without merit.

The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2020.

Technology Infrastructure

The company's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems which are relied upon to perform actuarial and other modeling functions necessary for writing business, to process and make claim payments and to process and summarize investment transactions. Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. The company has highly trained information technology staff that is committed to the continual development and maintenance of its technology infrastructure. Security measures, including data security programs to protect confidential personal information, have been implemented and are regularly upgraded. The company, together with its third party service providers, also maintains and regularly tests contingency plans for its technology infrastructure. Notwithstanding these measures, the failure of the company's systems could interrupt the company's operations or impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the company's ability to pay claims in a timely manner.

In addition, a security breach of the company's computer systems could damage the company's reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. Any well publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to the company's systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. This infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, the company could be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information.

Systemic Cyber-Attacks

The company relies on information technology in virtually all aspects of its business. A significant disruption or failure of the company's information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures, and inability to protect information and assets against intruders, and other operational difficulties. Attacks perpetrated against those information systems could result in loss of assets and critical information, potential breach of privacy laws, expose the company to remediation costs and reputational damage, and adversely affect the company's results of operations, financial condition and liquidity.

Cyber-attacks could further adversely affect the company's ability to operate facilities, information technology and business systems, or compromise confidential customer and employee information. Cyber-attacks resulting in political, economic, social or financial market instability or damage to or interference with the company's assets, or its customers or suppliers may result in business interruptions, lost revenue, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security and repair or other costs, any of which may affect the company's consolidated financial results. Furthermore, instability in the financial markets as a result of terrorism, sustained or significant cyber-attacks, or war could also adversely affect the company's ability to raise capital.

The company has taken steps intended to mitigate these risks, including implementation of cyber security and cyber resilience measures, business continuity planning, disaster recovery planning and business impact analysis, and regularly updates these plans and security measures, however, there can be no assurance that such steps will be adequate to protect the company from the impacts of a cyber-attack.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing approximately 43.6% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities of the company are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2020.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill, Indefinite-lived Intangible Assets and Investments in Associates

The goodwill, indefinite-lived intangible assets and investments in associates on the company's consolidated balance sheet originated from various acquisitions and investments made by the company or its operating subsidiaries. Continued profitability and achievement of financial plans by acquired businesses and associates is a key consideration for there to be no impairment in the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished. An investment in associate is considered to be impaired if its carrying value exceeds its recoverable amount (the higher of the associate's fair value and value-in-use).

Management regularly reviews the current and expected profitability of operating companies and associates and their success in achieving financial plans when assessing the carrying value of goodwill, indefinite-lived intangible assets and investments in associates. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be impairment. Investments in associates with carrying values that exceed their fair values are tested for impairment using value-in-use discounted cash flow models at each reporting date. The company's goodwill and indefinite-lived intangible assets, and their annual impairment tests, are described in note 12 (Goodwill and Intangible Assets), and the company's investments in associates and the results of value-in-use analyses are described in note 6 (Investments in Associates), to the consolidated financial statements for the year ended December 31, 2020.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company's deferred income tax assets are described in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2020.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. While the company does maintain an innovation working group comprised of members with diverse backgrounds from across its global operating companies to regularly assess new services and technologies that may be applicable or disruptive to the insurance and reinsurance industries, failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury. In addition, as a condition to the ability to conduct business in various jurisdictions, some of the company's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to mandatory guaranty funds that protect insureds in the event of a Canadian property and casualty insurer becoming insolvent, and certain of the company's Asian insurance subsidiaries participate in mandatory pooling arrangements in their local markets.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2020
Income	3,159.1	5,065.1	4,992.6	6,578.1	19,794.9
Net earnings (loss)	(1,389.1)	426.3	41.8	958.4	37.4
Net earnings (loss) attributable to shareholders of Fairfax	(1,259.3)	434.9	133.7	909.1	218.4
Net earnings (loss) per share	$(47.38)	$16.00	$4.66	$34.28	$6.59
Net earnings (loss) per diluted share	$(47.38)	$15.26	$4.44	$32.68	$6.29
2019
Income	5,632.6	5,441.3	4,925.9	5,533.0	21,532.8
Net earnings	814.6	579.5	74.4	502.7	1,971.2
Net earnings attributable to shareholders of Fairfax	769.2	494.3	68.6	672.0	2,004.1
Net earnings per share	$28.04	$17.94	$2.13	$24.62	$72.80
Net earnings per diluted share	$26.98	$17.18	$2.04	$23.58	$69.79

Income of $3,159.1 in the first quarter of 2020 decreased from $5,632.6 in the first quarter of 2019 principally reflecting the impact of COVID-19 on the global financial markets with the company reporting significant net losses on investments in the first quarter of 2020 compared to net gains on investments in the first quarter of 2019, share of loss of associates in the first quarter of 2020 (primarily related to non-cash impairments recorded on the company's investments in Quess, Resolute and Astarta) compared to share of profit of associates in the first quarter of 2019 and a decrease in net premiums earned, partially offset by an increase in other revenue and a gain on deconsolidation of European Run-off ($117.1). The company reported net loss attributable to shareholders of Fairfax of $1,259.3 (net loss of $47.38 per basic and diluted share) in the first quarter of 2020 compared to net earnings attributable to shareholders of Fairfax of $769.2 (net earnings of $28.04 per basic share and $26.98 per diluted share) in the first quarter of 2019, principally reflecting net losses on investments in the first quarter of 2020 compared to net gains in the first quarter of 2019.

Income of $5,065.1 in the second quarter of 2020 decreased from $5,441.3 in the second quarter of 2019, principally as a result of decreased other revenue and share of loss of associates in the second quarter of 2020 compared to share of profit of associates in the second quarter of 2019, partially offset by increases in net gains on investments and net premiums earned. The decrease in net earnings attributable to shareholders of Fairfax to $434.9 (net earnings of $16.00 per basic share and $15.26 per diluted share) in the second quarter of 2020 compared to net earnings attributable to shareholders of Fairfax of $494.3 (net earnings of $17.94 per basic share and $17.18 per diluted share) in the second quarter of 2019, principally reflecting the decrease in profitability in the second quarter of 2020 due to COVID-19 underwriting losses and share of loss of associates compared to underwriting profit and share of profit of associates in the second quarter of 2019, partially offset by higher net gains on investments.

Income of $4,992.6 in the third quarter of 2020 increased from $4,925.9 in the third quarter of 2019 principally as a result of increased net premiums earned and lower net losses on investments, partially offset by decreases in other revenue, share of profit of associates and interest and dividends. Net earnings attributable to shareholders of Fairfax increased to $133.7 (net earnings of $4.66 per basic share and $4.44 per diluted share) in the third quarter of 2020 from $68.6 (net earnings of $2.13 per basic share and $2.04 per diluted share) in the third quarter of 2019, principally reflecting lower net losses on investments, partially offset by lower operating income in the insurance and reinsurance operations (reflecting decreases in underwriting profit and interest and dividends, partially offset by higher share of profit of associates).

Income of $6,578.1 in the fourth quarter of 2020 increased from $5,533.0 in the fourth quarter of 2019 principally as a result of increases in net premiums earned and net gains on investments as a result of the impact of COVID-19 on the global financial markets beginning to reverse, and share of profit of associates in the fourth quarter of 2020 compared to share of loss of associates in the fourth quarter of 2019, partially offset by decreases in other revenue and interest and dividends. The net earnings attributable to shareholders of Fairfax of $909.1 (net earnings of $34.28 per basic share and $32.68 per diluted share) in the fourth quarter of 2020 compared to net earnings attributable to shareholders of Fairfax of $672.0 (net earnings of $24.62 per basic share and $23.58 per diluted share) in the fourth quarter of 2019 principally reflecting significantly higher net gains on investments, lower operating losses in the Non-insurance companies reporting segment and higher operating income in the insurance and reinsurance operations (reflecting increased underwriting profit and share of profit of associates, partially offset by lower interest and dividends), partially offset by an income tax provision.

Operating results at the company's insurance and reinsurance operations have been, and will continue to be, affected by the ongoing COVID-19 pandemic and the effects it is having on the global economy. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

At March 4, 2021, Fairfax had 25,247,616 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 25,996,386 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2020 and 2019.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2020
High	637.11	460.13	439.84	465.01
Low	332.82	319.37	368.89	346.84
Close	431.43	419.43	392.10	433.85
2019
High	667.23	662.29	648.59	617.21
Low	573.63	600.00	575.00	542.70
Close	619.00	642.76	584.00	609.74

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics and an Anti-Corruption Policy, which are applicable to all directors, officers and employees of the company. The Board of Directors also established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

 Directors of the Company
Anthony F. Griffiths
 Corporate Director
Robert J. Gunn
 Corporate Director

The Right Honourable David L. Johnston
 Corporate Director

Karen L. Jurjevich
 Principal, Branksome Hall

R. William McFarland
 Corporate Director

Christine N. McLean
 Corporate Director
Timothy R. Price
 Chairman, Brookfield Funds, a division of
Brookfield Asset Management Inc.
Brandon W. Sweitzer
 Dean, School of Risk Management, St. John's University
Lauren C. Templeton
 President, Templeton and Phillips Capital Management, LLC
Benjamin P. Watsa
 Chief Executive Officer, Marval Capital Ltd.
V. Prem Watsa
 Chairman and Chief Executive Officer of the Company
William C. Weldon
 Corporate Director
Officers of the Company
Jennifer Allen
 Vice President and Chief Financial Officer
Peter Clarke
 Vice President and Chief Operating Officer
Jean Cloutier
 Vice President, International Operations
Vinodh Loganadhan
 Vice President, Administrative Services
Bradley Martin
 Vice President, Strategic Investments
Olivier Quesnel
 Vice President and Chief Actuary
Eric Salsberg
 Vice President, Corporate Affairs and Corporate Secretary
John Varnell
 Vice President, Corporate Development
Mike Wallace
 Vice President, Insurance Operations
V. Prem Watsa
 Chairman and Chief Executive Officer
Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
 General Counsel
Torys LLP

Operating Management
    Fairfax Insurance Group
Andrew A. Barnard, President
     Northbridge
Silvy Wright, President
 Northbridge Financial Corporation
    Odyssey Group
Brian D. Young, President
 Odyssey Group Holdings, Inc.
    Crum & Forster
Marc Adee, President
 Crum & Forster Holdings Corp.
    Zenith National
Kari Van Gundy, President
 Zenith National Insurance Corp.
    Brit
Matthew Wilson, President
 Brit Limited
    Allied World
Lou Iglesias, President
 Allied World Assurance Company Holdings, Ltd
    Fairfax Asia
Ramaswamy Athappan, Chief Executive Officer
Sammy Y. Chan, President
Gobinath Athappan, Chief Operating Officer
and President, Pacific Insurance
    Insurance and Reinsurance – Other
Bruno Camargo, President
 Fairfax Brasil
Jacek Kugacz, President
 Polish Re
Peter Csakvari, President
 Colonnade Insurance
Edwyn O'Neill, President
 Bryte Insurance
Fabricio Campos, President
 Fairfax Latin America
Andrey Peretyazhko, President
 ARX Insurance
Oleksiy Muzychko, President
 Universalna Insurance
    Run-off
Nicholas C. Bentley, President
 RiverStone Group
    Other
Bijan Khosrowshahi, President
 Fairfax International
Wade Burton, President
Hamblin Watsa Investment Counsel

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
                                  Telephone: (416) 367-4941
                                  Website: www.fairfax.ca

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  EXHIBIT 99.1
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
Fairfax Corporate Performance
Corporate Profile
Contents
Consolidated Financial Statements